Form 20-F
period 2025-12-31
Aura Minerals Inc.
filed 2026-04-01
CIK 1468642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-42744

AURA MINERALS INC.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation)

c/o Aura Technical Services Inc.

3390 Mary St.,

Suite 116, Coconut Grove,

Florida, 33133, United States
(Address of principal executive offices)

Joao Kleber Cardoso, Chief Financial Officer and Corporate Secretary
c/o Aura Technical Services Inc.

3390 Mary St.,

Suite 116, Coconut Grove,

Florida, 33133, United States
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	AUGO	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 83,789,223 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐            No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐            No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒            No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐      Accelerated Filer ☐     Non-accelerated Filer ☒      Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b): ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17            ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐            No ☒

TABLE OF CONTENTS

i

ii

Introduction

In this annual report, except where the context otherwise requires, Aura Minerals Inc., together with its subsidiaries, as the context requires, is referred to as “we,” “Aura Minerals,” “Aura” or the “Company.”

In addition, unless otherwise indicated or the context otherwise requires, all references to:

“Almas” or “Almas Mine” is our gold mine located in the state of Tocantins, Brazil. It comprises three deposits: Paiol, Vira Saia, and Cata Funda — along with several exploration targets such as Nova Prata/Espinheiro, Jacobina, and Morro do Carneiro, spread across a total area of 191,100 hectares of mineral rights.

“Apoena” or “Apoena Mine” is our mining complex located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil, which consists of the following gold deposits: Lavrinha open-pit mine (“Lavrinha”), the Ernesto open-pit mine (“Ernesto”), the Japonês open-pit mine, the Nosde open-pit mine and several other near mine open-pit prospects including Bananal North, Bananal South, Japonês West and Pombinhas, among others.

“Aranzazu” or “Aranzazu Property” or “Aranzazu Mine” is our underground copper mine that produces gold and silver as a by-product. It is located within the Municipalities of Concepcion del Oro and Mazapil in the State of Zacatecas, Mexico, near the northern border with the State of Coahuila.

“B3” means B3 S.A. — Brasil, Bolsa, Balcão, the Brazilian stock exchange located in São Paulo, Brazil.

“BDRs” means our Brazilian Depositary Receipts, which are listed on the B3 under the symbol “AURA33,” each three BDRs representing one common share.

“Beneficiation” means a variety of processes whereby extracted ore from mining is reduced to particles that can be separated into ore-mineral and waste, the former suitable for further processing or direct use.

“Board” or “Board of Directors” means the board of directors of Aura Minerals Inc.

“Borborema” or “Borborema Mine” is our open pit gold mine, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“CAGR” means compound annual growth rate. CAGR is equal to the final amount divided by the initial amount, raised to the power of 1 divided by the number of years minus one and multiplied by 100 to convert the result to a percentage. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

“Central Bank of Brazil” means Banco Central do Brasil, or the Central Bank of Brazil.

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“Concentration” means the physical, chemical or biological process to increase the grade of the metal or mineral of interest.

“Constant Price” is a method of converting our copper and silver production or sales volume, today by-products from our Aranzazu Mine, into GEO based on fixed metal prices. This approach eliminates the impact of metal price fluctuations when comparing production or sales figures across different periods. Using constant prices allows for a consistent and meaningful comparison of gold equivalent production or sales over time. It ensures that differences in GEO production or sales between two periods reflect changes in actual physical metal production or metal sales, and not changes due to fluctuations in commodity prices among the periods. GEO at constant price for previous period, to be compared to GEO for current period, is copper production or sales volume previous period multiplied by copper prices current period plus silver production or sales volume for previous period multiplied by silver prices from current period divided by gold price for current period.

“Copper” is a reddish-brown metallic element. Copper is highly conductive, both thermally and electrically. It is highly malleable and ductile and is easily rolled into sheet and drawn into wire.

“Copper Concentrate” is material produced by concentration of copper minerals contained in the copper ore. It is the raw material used in smelters to produce copper metal.

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

“Economically viable,” when used in the context of mineral reserve determination, means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions.

“Era Dorada” is a gold deposit located in Jutiapa, Guatemala.

“Exploration target” is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralization for which there has been insufficient exploration to estimate a mineral resource.

“GEO” is calculated by converting the production of silver and copper into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.

“Gold” is a precious metal sometimes found free in nature, but usually found in conjunction with silver, quartz, calcite, lead, tellurium, zinc or copper. It is the most malleable and ductile metal, a good conductor of heat and electricity and unaffected by air and most reagents.

“IBGE” means Instituto Brasileiro de Geografia e Estatística, or the Brazilian Institute of Geography and Statistics.

“Indicated Mineral Resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

“Inferred Mineral Resource” or “Inferred” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

“Matupa” is our gold project located in the northern part of the state of Mato Grosso, Brazil and consists of three deposits: X1, Serrinhas (gold) and Guarantã Ridge (base metal).

“Measured Mineral Resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

“Measured and Indicated” or “M&I” refers to the combination of Measured and Indicated mineral resources.

“Mineral deposit(s)” is a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.

“Mineral reserve” is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

“Mineral resource” means a concentration or occurrence of materials of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

“Minosa” or “Minosa Mine” is our open-pit heap leach gold mine located in the highlands of western Honduras. The mine is situated in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

“MSG” or “Serra Grande” or “Serra Grande Mine” is a mining complex located in the northwest of the state of Goiás, central Brazil, near the city of Crixás which consists of three mechanized underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5 Mt.

“Mt” means million metric tons.

“Mtpy” means million metric tons per year.

“NSR” means Net Smelter Returns.

“Open-pit mining” means a method of extracting rock or minerals from the earth by their removal from an open pit. Open-pit mines for extraction of ore are used when deposits of commercially useful minerals or rock are found near the surface; that is, where the overburden surface material covering the valuable deposit is relatively thin, or the material of interest is structurally unsuitable for underground mining.

“Probable mineral reserves” means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

“Proven mineral reserves” means the economically mineable part of a measured mineral resource and can only result from conversion of a measured resource.

“Probable and Proven” or “P&P” means the sum of Probable mineral reserves and Proven mineral reserves.

“ROM” means Run-of-mine. Ore in its natural (unprocessed) state, as mined, without having been crushed.

“São Francisco” is part of Apoena and is an open-pit heap leach gold mine located in the southwest of the state of Mato Grosso, Brazil, approximately 560 km west of Cuiaba, the state capital. This mine is currently under care and maintenance and held for sale.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Silver” means a ductile and malleable metal used in photography, coins and medal fabrication, and in industrial applications.

“Tolda Fria” is our gold project located in the department of Caldas, Colombia. The project has a total of 6,624 hectares in mineral rights and we are generating potential targets through early-stage exploration. This project is under care and maintenance.

“Troy ounce” one troy ounce equals 31.103 grams.

“Underground mining” means mineral exploitation in which extraction is carried out beneath the earth’s surface.

“United States” or “U.S.” means the United States of America.

Presentation of Financial and Other Information

All references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States, all references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, all references to “C$” or “Canadian dollars” are references to Canadian dollars, the official currency of Canada, all references to “MXN” or “Mexican Pesos” are to Mexicans Pesos, the official currency of Mexico and all references to “HNL” or “Honduran Lempira” are to Honduran Lempiras, the official currency of Honduras.

Consolidated Financial Statements

We maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency. See note 2 to our audited consolidated financial statements, included elsewhere in this annual report, for more information about our and our subsidiaries’ functional currency. Unless otherwise noted, our financial information presented herein as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 is stated in U.S. dollars, our reporting currency.

Notwithstanding the above, income taxes are calculated in the local currency of each jurisdiction in which we operate. As a result, foreign exchange variations related to revenues and cost of goods sold denominated in U.S. dollars may affect taxable income, whereas foreign exchange variations on monetary items denominated in currencies other than the U.S. dollar that impact our financial statements do not necessarily affect the calculation of income taxes.

This annual report includes financial information derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, and the related notes thereto, or our “audited consolidated financial statements,” which are included in this annual report. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards — Accounting Standards or “IFRS Accounting Standards,” as issued by IASB.

IFRS Accounting Standards differ in certain significant aspects in comparison with the generally accepted accounting principles in the United States, or “U.S. GAAP. “

Unless otherwise indicated, all references herein to “our consolidated financial statements,” “our audited financial statements” or “our audited consolidated financial statements” are to the Aura Minerals consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during the last fiscal year, we qualify as an “emerging growth company”, as defined in the Jumpstart our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.235 billion in annual revenue, have more than US$700 million in market value of our shares held by nonaffiliates or issue more than US$1.0 billion of nonconvertible debt over a three-year period. While we expect to lose our status as an emerging growth company at the end of 2026, until then, the JOBS Act contains provisions that, among other things, relax certain reporting requirements.

We may choose to take advantage of some or all of these exemptions in future filings and if we do, the information that we provide shareholders may be different than that with which you might be provided by other public companies in which you hold equity.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under IFRS Accounting Standards, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. These data are updated to the latest available information, as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), the Central Bank of Brazil, the Mexican Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía) (INEGI), the Central Bank of Mexico (Banco de México), the Central Bank of Honduras, the World Gold Council, Wood Mackenzie, BHP Insights and S&P Global, among others.

Special Note Regarding Non-IFRS Accounting Standards Financial Measures

This annual report presents our Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA by segment, Net Debt, Adjusted Net Income, Cash costs per gold equivalent ounce sold, Cash costs per gold equivalent ounce sold by segment, Adjusted Capex and Adjusted Capex by segment, All in sustaining cash costs per gold equivalent ounce sold (AISC), All in sustaining cash costs per gold equivalent ounce sold by segment (AISC by segment), Adjusted Free Cash Flow and Cash Conversion and their respective reconciliations for the convenience of investors, which are “Non-IFRS Accounting Standards Financial Measures.”

We present Non-IFRS Accounting Standards Financial Measures when we believe that the additional information is useful and meaningful to investors. A Non-IFRS Accounting Standards Financial Measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS Accounting Standards Measure. These Non-IFRS Accounting Standards Financial Measures are provided to enhance investors’ overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the Non-IFRS Accounting Standards Financial Measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

The presentation of this non-IFRS Accounting Standards financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS Accounting Standards. Non-IFRS Accounting Standards Financial Measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS Accounting Standards. These measures should only be used to evaluate our results of operations in conjunction with the corresponding IFRS Accounting Standards financial measures.

Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment

We calculate Adjusted EBITDA and Adjusted EBITDA by segment as (Loss) profit for the year, plus current tax, plus (less) deferred tax, plus finance expenses, less finance income, plus (less) other income (expense), net as presented in the Statement of income (loss), plus (less) change in estimate for mine closure and restoration, plus depletion and amortization.

Other income (expense), net is considered because it encompasses items that are not representative of our core business activities, such as provisions for non-recoverability and discount on the sale of tax credits, fair value fluctuations of promissory notes and the disposal of assets from non-operational mines.

Change in estimate for mine closure and restoration is considered due to its non-cash effect. For further information, see note 16 to our audited financial statements included elsewhere in this annual report.

We calculate Adjusted EBITDA Margin for a given year as Adjusted EBITDA divided by revenue for the respective year.

Our management believes that Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are meaningful for investors as they help to provide additional information on our operating results and profitability, and because Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are meaningful for investors as they provide additional insight into our operating results and profitability. We believe these metrics are commonly reported and widely used by analysts, investors and other interested parties in our industry to assess performance in the ordinary course of business. Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are Non-IFRS Accounting Standards Financial Measures. Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment are not substitutes for their component IFRS Accounting Standards measures. Additionally, our calculations of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by segment to their component IFRS Accounting Standards Measures for the relevant year, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Net Debt

We calculate Net Debt as Loans and debentures (current) plus Loans and debentures (non-current) plus/(less) Derivative Financial Instrument (Swap — Aura Almas (Itaú Bank) and Swap — Aura Almas (BTG Bank)) less cash and cash equivalents less restricted cash.

The Derivative Financial Instrument (Swap — Aura Almas with Itaú Bank and Swap — Aura Almas with BTG Bank) are included in the Net Debt calculation because they were entered into to swap a specific debt (debenture) obligation entered by a subsidiary of the Company from Brazilian reais (the currency in which the debenture was issued) to U.S. dollars. In contrast, the gold derivatives are excluded from the Net Debt calculation as they were contracted with the goal of providing operating cashflow hedging and do not directly affect the Company’s debt position or financial leverage. Our management believes that Net Debt is meaningful for investors as it helps to provide additional information on our financial leverage, our ability to meet our debt obligations and our operational performance. Net Debt is also a measure commonly reported and widely used by analysts, investors and other interested parties in our industry to evaluate performance in the ordinary course of business.

Net Debt is a Non-IFRS Accounting Standards Financial Measure. Net Debt is not a substitute for its component IFRS Accounting Standards measures. Additionally, our calculations of Net Debt may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Net Debt to its component IFRS Accounting Standards Measures for the relevant date, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Adjusted Net Income

We calculate Adjusted Net Income as (Loss)/Profit for the year plus unrealized (loss) with derivative gold collars plus (less) deferred tax (deferred taxes over non-monetary items), plus Loss on settlement of liability with equity instruments.

Unrealized (loss)/gain with derivative gold collars is considered, due to the following reasons:

•	most of these collars are specifically designed for ongoing construction projects in order to protect the payback period;

•	the Company does not enter in gold derivatives on an ongoing basis;

•	the gains or losses are non-cash for each reporting period; and

•	the fair value usually moves materially from year to year, correlated mostly with swings in gold spot prices, and the impact of such fair value changes do not reflect expected future profitability of the Company, since gold price increases drive immediate fair value losses in our financial statements (while future revenues are expected to increase) and gold price reductions drive immediate fair value gains in our financial statements (while future revenues would be expected to decrease).

The unrealized (loss)/gain on derivative gold collars does not have a tax impact, as it is recognized within a holding company domiciled in a tax-exempt jurisdiction.

Deferred tax (deferred taxes on non-monetary items) is considered because it reflects an accounting adjustment for the audited consolidated financial statements, reflecting the difference between the Group’s functional currency and the local currency of the operational mines for non-monetary items, and it is a temporary difference that does not have an impact on cash and that does not reflect the operational mines’ profitability.

Loss on settlement of liability with equity instruments is considered because it relates to the accounting impact arising from the settlement of a liability through the issuance of equity instruments in connection with the acquisition and restructuring of the debt related to the Era Dorada Project. The loss results from the measurement of the equity instruments issued to settle the liability and does not reflect the Company’s operating performance or the underlying profitability of its mining operations. As such, it represents an accounting impact associated with a financing and acquisition-related transaction rather than the Company’s core business activities.

Our management believes that Adjusted Net Income is meaningful for investors as it helps to provide additional information on our operating results and profitability prior to considering the effects of certain items or events that vary widely among similar companies and is also a measure commonly reported and widely used by analysts, investors and other interested parties in our industry to evaluate performance in the ordinary course of business.

Adjusted Net Income is a non-IFRS Accounting Standards financial measure. Adjusted Net Income is not a substitute for its component IFRS Accounting Standards measures. Additionally, our calculations of Adjusted Net Income may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted Net Income to its component IFRS Accounting Standards Measures for the relevant year, see “Item 5A. Operating and Financial Review and Prospects—Operating Results— Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment

We calculate Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment as cost of goods sold less depletion and amortization divided by gold equivalent ounces sold.

Gold equivalent ounces, or “GEO,” is calculated by converting the production of silver and copper into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.

Our management believes that Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are meaningful for investors as they help to provide additional information on our performance with transparent insights into the direct and total costs associated with gold production. Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are also measures commonly reported in our industry to evaluate performance in the ordinary course of business.

Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are non-IFRS Accounting Standards Financial Measures. Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment are not substitutes for their component IFRS Accounting Standards Financial Measures. Additionally, our calculations of Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Cash costs per gold equivalent ounce sold and Cash costs per gold equivalent ounce sold by segment to their component IFRS Accounting Standards Measures for the relevant date, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Adjusted Capex and Adjusted Capex by segment

We calculate Adjusted Capex and Adjusted Capex by segment as the sum of purchases of Property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments, deducted from purchases of Property, plant and equipment of these segments we define as expansion capex. The Borborema Mine segment has been included in the Adjusted Capex and Adjusted Capex by segment calculations beginning in end of September 2025, following the achievement of commercial production. Accordingly, no amounts related to this segment are included in the Adjusted Capex and Adjusted Capex by segment for periods prior to the commencement of commercial production.

Expansion capex refers to specific projects recorded under our property, plant, and equipment accounts aimed at either: (i) expanding our mineral portfolio, such as the full or partial acquisition of new companies or mines, acquisition of new mineral rights or options to acquire such rights within existing projects and operations, and the acquisition or securing of access to land and properties intended for developing or opening new mines or pits within existing operations; or (ii) pre-stripping activities in existing or new mines that deliver economic benefits over a period exceeding 12 months; or (iii) increasing overall production capacity, including the construction of new mines and investments in the existing operations specifically intended to expand installed mining or plant throughput capacity.

Our management believes that Adjusted Capex and Adjusted Capex by segment are meaningful for investors, as they provide valuable insight for calculating other non-IFRS Accounting Standards Financial Measures and help reflect the total sustainable costs of producing GEO from current operations at current installed production capacities and current production throughout rates.

Adjusted Capex and Adjusted Capex by segment are not substitutes for their component IFRS Accounting Standards Financial Measures. Additionally, our calculation of Adjusted Capex and Adjusted Capex by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted Capex and Adjusted Capex by segment to their component IFRS Accounting Standards Measures for the relevant year, see “Item 5A. Operating and Financial Review and Prospects—Operating Results— Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

All in sustaining cash costs per gold equivalent ounce sold (AISC) and All in sustaining cash costs per gold equivalent ounce sold by segment (AISC by segment)

We calculate AISC and AISC by segment as the cost of goods sold less depletion and amortization, plus Adjusted Capex, plus general and administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments less depreciation and amortization from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments less care and maintenance expenses from a portion of the Apoena Mine that is held for sale less corporate cost sharing expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments plus lease payments divided by gold equivalent ounces sold. The Borborema Mine segment has been included in the AISC and AISC by segment calculations beginning end of September 2025, following the achievement of commercial production. Accordingly, no amounts related to this segment are included in the Adjusted AISC and AISC by segment for periods prior to the commencement of commercial production.

Adjusted Capex is included in AISC and AISC by segment because it represents capital expenditures required to maintain and sustain current production levels at existing operations.

Care and maintenance expenses are excluded as they refer specifically to a portion of the Apoena Mine that is held for sale.

General and administrative expenses are included in AISC and AISC by segment from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments to reflect the costs required to support and sustain operations at each site level. Corporate cost-sharing expenses from the Minosa Mine, Apoena Mine, Aranzazu, Almas Mine, Borborema Mine and Serra Grande Mine segments are excluded to provide a transparent view of the costs required to run and sustain operations at each site level, without the influence of corporate oversight costs; this approach also enhances comparability of operational efficiency across the company’s assets and with peer companies.

Depreciation and amortization from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments are excluded as they are non-cash items and do not reflect current cash operating and sustaining costs. Our management believes that AISC and AISC by segment are meaningful for investors as they help to provide additional information on our performance and represent the total sustainable costs of producing gold from current operations. AISC and AISC by segment are also measures commonly reported in our industry to evaluate performance in the ordinary course of business.

AISC and AISC by segment are non-IFRS Accounting Standards Financial Measures. AISC and AISC by segment are not substitutes for their component IFRS Accounting Standards Financial Measures. Additionally, our calculations of AISC and AISC by segment may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our AISC and AISC by segment to their component IFRS Accounting Standards Measures for the relevant year, see “Item 5A. Operating and Financial Review and Prospects—Operating Results— Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Adjusted Free Cash Flow

We calculate Adjusted Free Cash Flow as net cash generated by operating activities less Adjusted Capex.

Our management believes that Adjusted Free Cash Flow is meaningful for investors as it helps to provide additional information on our underlying cash generation performance after accounting for the capital expenditures needed to maintain our current operations. Adjusted Free Cash Flow is widely used by analysts, investors and other interested parties in our industry to evaluate cash generation performance in the ordinary course of business.

Adjusted capex is deducted from Adjusted Free Cash Flow as it is a Non-IFRS Accounting Standards Financial Measure designed to evaluate cash generation performance with maintaining and sustaining current production levels and provides additional information on our underlying cash generation performance. In contrast, expansion-related costs are considered growth or investment, rather than ongoing operational costs tied to maintaining existing production.

Adjusted Free Cash Flow is a Non-IFRS Accounting Standards Financial Measure. Adjusted Free Cash Flow is not a substitute for its component IFRS Accounting Standards Financial Measures. Additionally, our calculations of Adjusted Free Cash Flow may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our Adjusted Free Cash Flow to its component IFRS Accounting Standards Financial Measures for the relevant year, see “Item 5A. Operating and Financial Review and Prospects—Operating Results—Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Cash Conversion

We calculate cash conversion as net cash generated by operating activities less Adjusted Capex divided by Adjusted EBITDA.

Our management believes that cash conversion is meaningful for investors as it helps to provide additional information on how quickly and efficiently we can turn out Adjusted EBITDA into actual cash flow. Cash conversion is widely used by analysts, investors and other interested parties in our industry to evaluate the ability to turn operating profits into actual cash flow in the ordinary course of business.

Expansion capex is deducted from cash conversion as it is a Non-IFRS Accounting Standards Financial Measure designed to evaluate the ability to turn operating profits into actual cash flow in the ordinary course of business and provides additional information on our underlying cash generation performance. In contrast, expansion-related costs are considered growth or investment, rather than ongoing operational costs tied to maintaining existing production.

Cash conversion is a Non-IFRS Accounting Standards Financial Measure. Cash conversion is not a substitute for its component IFRS Accounting Standards Financial Measures. Additionally, our calculations of cash conversion may be different from the calculation used by other companies, including competitors in our industry, and may therefore not be comparable to similarly named metrics of other companies.

For a reconciliation of our cash conversion to its component IFRS Accounting Standards Financial Measures for the relevant year, see “Item 5A. Operating and Financial Review and Prospects—Operating Results— Key Financial and Operating Metrics—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Scientific and Technical Information

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

This annual report refers to estimated mineral reserves and mineral resources, including inferred mineral resources, indicated mineral resources, measured mineral resources, probable mineral reserves and proven mineral reserves. See “—Certain Definitions” for the definition of those terms.

The Mineral Reserve estimates were prepared in accordance with Subpart 1300 of Regulation S-K, or “S-K 1300,” using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

The estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods. The estimate of mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Unless the context otherwise requires, all references in this annual report to “qualified person(s)” are to qualified persons as defined in S-K 1300. Our disclosure relating to exploration results, mineral resources, mineral reserves and exploration targets is based on supporting documentation prepared by qualified persons. Technical report summaries for each of our material mining operations have been prepared by qualified persons, as described herein, and are included as exhibits to this annual report.

Qualified Persons Statement

Some scientific and technical information contained herein was derived from certain technical reports prepared by qualified persons. In particular:

•	Information relating to the Aranzazu Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary on the Aranzazu Mine, Zacatecas, Mexico,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Aranzazu Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Aranzazu Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Minosa Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, San Andres Mine, Department of Copan, Honduras,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Minosa Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Minosa Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Apoena Mine is derived from the technical report summary, entitled “Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve,” issued March 28, 2025, with an effective date of October 31, 2023, prepared by Porfirio Cabaleiro Rodriguez, Luiz Eduardo Campos Pignatari, Farshid Ghazanfari, Homero Delboni Junior, and Branca Horta de Almeida Abrantes as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Apoena Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding Apoena Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Almas Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary Almas Project, Tocantins State, Brazil,” issued March 30, 2026, with an effective date of December 31, 2025, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Almas Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Almas Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Matupá Mine is derived from the technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Matupá Gold Project and Initial Assessment for Serrinhas and Pé Quente Targets, Matupá Municipality, Mato Grosso, Brazil,” issued March 25, 2026, with effective dates of August 31, 2022 for the feasibility study and March 3, 2026 for the initial assessment, prepared by F. Ghazanfari, P. Geo. (Aura Minerals), L. Pignatari, P.Eng. (EDEM, Consultants, Brazil) and H. Delboni Jr., P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Matupá Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding Matupá Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Borborema Mine is derived from the technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil,” issued March 30, 2026, with an effective date of December 31, 2025, prepared by B. Tomaselli B.Sc., FAusIMM (Deswik, Belo Horizonte, Brazil), SRK Consulting (U.S.), Inc., Denver, USA., F. Ghazanfari, P. Geo. (Aura Minerals, 360 Mining), and H. Delboni Jr. Ph.D. (MAusIMM – CP Metallurgy) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Borborema Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding Borborema Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Era Dorada Project is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary and Feasibility Study, Era Dorada Gold Project, Jutiapa, Guatemala,” issued December 31, 2025, with an effective date of December 31, 2025, prepared by Ausenco do Brasil Engenharia Ltda., Snowden Optiro and Kirkham Geosystems Ltd. as qualified persons under S-K 1300. The scientific and technical information related to the Era Dorada Project contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding the Era Dorada Project that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Mineração Serra Grande is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary – Mineral Resource and Mineral Reserve on Mineração Serra Grande Project – Goiás, Brazil,” issued March 30, 2026, with an effective date of November 30, 2025, prepared by GE21 Consultoria Mineral Ltda. as qualified person under S-K 1300. The scientific and technical information related to Mineração Serra Grande contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Mineração Serra Grande that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by such qualified person.

Forward-looking Statements

This annual report contains estimates and forward-looking statements subject to risks and uncertainties, principally in “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview.” Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	the volatility of commodity prices, especially gold and copper;

•	the presence of and continuity of metals at our projects at modeled grades;

•	the capacities of various machinery and equipment;

•	the availability of personnel, machinery and equipment at estimated prices, including our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	fluctuations in interest, inflation and exchange rates in the countries in which we operate;

•	metals and minerals sales prices, appropriate discount rates, as well as our expectations regarding our operating and net profit margins;

•	tax rates and royalty rates applicable to the mining operations, including changes in taxes or other fiscal assessment;

•	cash costs;

•	anticipated mining losses and dilution;

•	metals recovery rates, reasonable contingency requirements;

•	our expected ability to develop adequate infrastructure at a reasonable cost;

•	our expected ability to develop our projects including financing such projects;

•	receipt of regulatory approvals on acceptable terms;

•	general economic, political, social and business conditions in the countries in which we operate, including the impact of the current international economic environment and the macroeconomic conditions in those countries;

•	economic developments and perception of risk in other countries, including a global downturn;

•	our ability to innovate and respond to technological advances and changing market needs and customer demands;

•	any failures to adequately protect ourselves against risks relating to cybersecurity;

•	our ability to protect personal data; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

Forward-looking statements relate to future events or future performance and reflect our current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of, our properties; our ability to achieve our longer-term outlook and the anticipated timing and results thereof; the ability to lower our costs and increase production; the economic viability of a project; strategic plans, including our plans with respect to its properties; amounts of mineral reserves and mineral resources; the amount of future production over any period; capital expenditure and mine production costs; the outcome of mine permitting and other required permitting; the outcome of legal proceedings which involve us; information with respect to the future price of copper, gold, silver and other minerals; estimated mineral reserves and mineral resources; our exploration and development program; estimated future expenses; exploration and development capital requirements; the amount of waste tons mined; the amount of mining and haulage costs; operating costs; strip ratios and mining rates; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; mine life; gold hedge programs; our ability to successfully maintain operations at its producing assets, or to restart these operations efficiently or economically, or at all; and our ability to continue as a going concern. Often, but not always, forward-looking statements may be identified by the use of words such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. [Reserved]

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our common shares could decline.

Summary of Risks Relating to Our Business and Industry

•	Our business is subject to market fluctuations, including fluctuations in gold and copper prices, and is dependent on our ability to discover commercial quantities of minerals.

•	Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

•	Our actual costs may significantly exceed the estimated costs and economic returns estimated in our preliminary economic assessments and feasibility studies.

•	Failure to achieve production estimates could have a material adverse impact on our future cash flows, profitability, results of operations and financial conditions.

•	Capital and operating cost estimates made in respect of our mines and development projects may be significantly lower than actual capital and operating costs.

•	Our mineral reserve and resource estimates may be materially lower from the volume of materials that we are actually able to recover; our estimates of mine life may be materially lower than actual mine life; more stringent regulations, market price fluctuations and changes in operating and capital costs may render certain mineral reserves and resources uneconomical to mine.

•	We may not be able to replenish our mineral reserves.

•	Delays in the performance of any of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines, could delay or prevent the construction and start-up of new mines.

•	Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Summary of Risks Relating to the Countries in Which We Operate

•	We are subject to risks relating to our significant presence in Latin America, which has experienced, and may continue to experience, adverse economic or political conditions that may materially adversely impact our business, financial condition and results of operations.

•	Illegal activity in the countries in which we operate could negatively impact our reputation and results of operations.

•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economies of the countries in which we operate and sell our products and the price of our common shares.

•	Exchange rate volatility in the countries which we conduct operations could materially adversely affect our financial condition and results of operations.

•	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Mexico, Honduras and Guatemala, which could have a material adverse effect on our business, financial condition and results of operations.

•	Governments have exercised, and continue to exercise, significant influence over the economies in which we operate. This influence, as well as political and economic conditions in the countries in which we operate, could have a material adverse effect on our business, financial condition and results of operations and the price of our common shares.

•	Infrastructure and workforce deficiencies in the countries in which we operate may impact economic growth and have a material adverse effect on our business, financial condition and results of operations.

•	Inflation, government efforts to control inflation and changes in interest rates may hinder the growth of the economies of the countries in which we operate and could have a material adverse effect on us.

Summary of Risks Relating to Our Common Shares

•	As a foreign private issuer, we have different disclosure, Nasdaq corporate governance standards and other requirements than U.S. domestic registrants.

•	We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

•	As an “emerging growth company” (as defined in the JOBS Act), we will have reduced disclosure and other requirements that are different than U.S. domestic registrants and non-emerging growth companies.

•	If securities analysts do not publish research or reports about our business or if they downgrade our common shares or securities issued by other companies in our sector, the price and trading volume of our common shares could decline.

•	An active trading market for our securities may not be sustained, and investors may not be able to resell our common shares at or above the price for which they purchased such securities.

•	The market price of our equity securities may be volatile, and your investment could suffer or decline in value.

•	The economic value of your investment may be diluted.

Risks Relating to Our Business and Industry

Our business is subject to market fluctuations, including fluctuations in gold and copper prices, and is dependent on our ability to discover commercial quantities of minerals.

The market for minerals is influenced by many factors beyond our control such as the supply and demand for minerals, the rate of inflation, the number of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency exchange rates, interest rates, speculative activities in connection with minerals and increased production due to improved mining and production methods. Accordingly, the profitability of our operations is highly correlated to the market prices of these metals, as is our ability to develop our other properties. If metal prices were to decline for a prolonged period below our cost of production, it may not be feasible to continue production or to continue the development of new mine properties.

The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond our control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors, which may affect commercial viability so that any adverse combination of such factors may result in us not receiving an adequate return on invested capital.

We may reduce our exposure against fluctuations in the price of gold, copper and exchange rates by using short-term hedging instruments from time to time for a portion of our production, such as forward contracts and call/put options. Various strategies are available using these instruments. Although hedging activities may protect a company against lower gold and copper prices or unfavorable exchange rates, they may also limit the price that can be realized subject to forward sales and call options where the market price exceeds the price in forward sale or call option contracts.

Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

Our business, financial performance and results of operations are significantly affected by the market prices and demand for the metals it produces, particularly gold and copper.

Historically, prices and demand for these metals have been subject to wide fluctuations which can be material and can occur over short periods of time, and are affected by numerous factors beyond our control, including the cyclicality of consumer and industrial consumption. We cannot predict whether, and to what extent, metal prices and demand will rise or fall in the future. An increase in the production of these metals worldwide or changes in, among other things, technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for these metals. A fall in demand, resulting from economic downturns or other factors, could also decrease the volume of metals that we sell and, therefore, materially adversely impact our results of operations and financial position.

Future declines in metal prices could have an adverse impact on our results of operations and financial position, and we may consider curtailing, modifying or discontinuing certain operations. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to sustained changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of its cost structure is fixed in the short term due to the high capital intensity of mining operations. If prices drop significantly, the economic prospects of the mines and projects in which we have an interest could be significantly reduced or rendered uneconomic. Low metal prices would affect our liquidity and ability to borrow. If these conditions persist for an extended period, we may have to look for other sources of cash flow or curtail, modify or discontinue higher cost production to maintain liquidity until metal prices recover. Conversely, during periods of high demand, our ability to rapidly increase production capacity is limited, which could prevent us from meeting demand for our products.

Our actual costs may significantly exceed the estimated costs and economic returns estimated in our preliminary economic assessments and feasibility studies.

Feasibility studies and preliminary economic assessments (“PEAs”) are used to assess the economic viability of a mineral deposit. There is no certainty that existing or future feasibility studies or PEAs will be realized. Actual costs may significantly exceed estimated costs and economic returns may differ significantly from those estimated in the studies. There are many factors involved in the determination of the economic viability of a mineral deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and estimates of future metal prices.

Failure to achieve production estimates could have a material adverse impact on our future cash flows, profitability, results of operations and financial conditions.

We have prepared estimates of future gold and copper production for our existing and future mines. We cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labor shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to our property or others’, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing us to cease production.

Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Capital and operating cost estimates made in respect of our mines and development projects may be significantly lower than actual capital and operating costs.

Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; the accuracy of operating costs or quantities; labor negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); raw material costs and title claims.

Our mineral reserve and resource estimates may be materially lower from the volume of materials that we are actually able to recover; our estimates of mine life may be materially lower than actual mine life; more stringent regulations, market price fluctuations and changes in operating and capital costs may render certain mineral reserves and resources uneconomical to mine.

To extend the lives of our mines and projects, ensure the continued operation of the business and realize our growth strategy, it is essential that we convert mineral resources into mineral reserves, continue to develop our resource base through the realization of identified mineralized potential and/or undertake successful exploration or acquire new resources.

The figures for mineral resources and reserves estimated by us are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that the mineral resources and reserves could be mined or processed profitably. Actual reserves, if any, may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating mineral resources and reserves, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral resources and reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger-scale tests under on-site conditions or during production. Lower market prices, increased production costs, the presence of deleterious elements, reduced recovery rates and other factors may result in revision of our resource and reserve estimates from time to time or may render our resources and reserves uneconomic to exploit. Resource and reserve data are not indicative of future results of operations. If our actual mineral resources and reserves are less than current estimates or if we fail to develop our resource base through the realization of identified mineralized potential, our results of operations or financial condition may be materially and adversely affected.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

We may not be able to replenish our mineral reserves.

Given that mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral resources and mineral reserves at our mines and discover, develop or acquire mineral reserves for production. Our ability to maintain or increase our annual production of gold and copper will depend in significant part on our ability to bring new mines into production and to expand mineral reserves and resources of existing mines.

Delays in the performance of any of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines.

The success of construction projects and the development of new mines by us, including the development of Borborema and Era Dorada, is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits) and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines, could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by us will be successful, that we will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that we will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by us. Any of the foregoing factors could adversely impact our operations and financial condition.

Some of our projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from our estimates.

Commercial viability of a new mine or development project is predicated on many factors, such as estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting and anticipated capital and operating costs of these projects, as well as available capital to develop such project. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Our operations may be negatively affected by global financial conditions.

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises, significant fluctuations in fuel and energy costs and metals prices, inflation, geopolitical conflict and health pandemics. Many industries, including the mining industry, have been impacted by these market conditions, leading to increased economic uncertainty and diminished expectations for the global economy. These factors have increased the risk of disruption to global trade flows and supply chains. Further, global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. Global economic uncertainty, disruptions to global trade flows and supply chains, and continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to tariffs, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our operations, sales, growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical conflict or instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence and general financial market liquidity, all of which may adversely affect our business and the market price of our securities.

Increases in production costs may adversely affect our business.

Changes in our production costs could have a major impact on our profitability. The main components of production costs include contractor services, materials, personnel expenses, and energy. A substantial portion of these costs is denominated in local currencies, which may expose the Company to foreign exchange fluctuations. Changes in costs at our mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, increased costs (including explosives, oil, steel, cyanide and other consumables), union demands and scarcity of labor, and could result in changes in profitability or reserve estimates. Many of these factors may be beyond our control.

We rely on third-party suppliers for a number of raw materials. Any material increases in the cost of raw materials, or our inability to source viable and economic alternative third-party suppliers for the supply of our raw materials, could have a materially adverse effect on our results of operations or financial position.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

In order to fund the costs associated with the exploration, development, mining and processing of minerals from our properties and our mine plans, and to meet expected future obligations, we may, from time to time, be required to obtain additional financing. Metal prices, environmental rehabilitation and restitution, revenue and income taxes, transportation and other operating costs, working capital needs, capital expenditures and geological results are also factors which may have an impact on the amount of additional financing that may be required.

Financing through the issuance of common shares, BDRs or other securities convertible or exchangeable into common shares, if available, may dilute the interest of current shareholders in our share capital. There is no preemptive right for our shareholders in the issue of common shares or securities convertible or exchangeable into common shares issued by us which may result in the dilution of the shareholders’ interest in us. Likewise, our shareholders will not have preemptive rights in the exercise of options to purchase common shares issued by us under our stock option plans. Periodically, during the term of such plans, the Board will determine the beneficiaries to whom stock options will be granted according to the terms of the plans, the number of common shares that may be acquired with the exercise of each option, the price of exercise of each option and the payment terms, the terms and conditions for the exercise of each option and any other conditions related to such options.

Debt financing, if available, may also involve certain restrictions on operating activities or include financial covenants, such as accompanying gold and copper hedging requirements and minimum liquidity levels, or restrict our ability to enter into additional financing arrangements. There is no guarantee that such equity or debt financing will be available to us or that these financings would be obtained on terms favorable to us, which may adversely affect our business, financial position and may result in a delay or indefinite postponement of exploration, development or production on any or all of our properties, or even loss of exploration rights.

See “Item 5A. Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2025, 2024 and 2023.”

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including the need to obtain government permits, consents and licenses.

Exploration, development and mining activities are subject to laws and regulations governing health and work safety, employment standards, environmental matters, social matters, mine development, prospecting, mineral production, exports, taxes, labor standards, reclamation obligations and other matters. It is possible that future changes in applicable laws, regulations, agreements or changes in their enforcement or regulatory interpretation could result in changes in the legal requirements or in the terms of permits and agreements applicable to us or our properties which could have a material adverse impact on our operations and exploration programs and future development projects.

Where required, obtaining necessary permits and licenses can be a complex, time-consuming process and there can be no assurance that required permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict us from proceeding with the development of an exploration project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities, which could have an adverse effect on our business, financial condition or results of operation.

Disruption to current trade practices could have a material impact on our ability to market our products and procure inputs and equipment for our operations and projects.

Access to markets for our products, and our ability to procure inputs and equipment required for our projects and operations, may be subject to interruptions or trade barriers due to policies and tariffs or import/export restrictions of individual countries. Our products may also be subject to tariffs that do not apply to producers based in other countries which could result in changes to our customer base and disrupt our usual sales processes.

For instance, the U.S. government announced an increase in tariffs, including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions. Subsequently, on February 20, 2026, the U.S. Supreme Court ruled that certain broad tariffs imposed under the International Emergency Economic Power Act (IEEPA) were unlawful for lack of presidential authority. However, other tariff measures remain in effect and may be subject to further policy developments. It is uncertain if and to what extent the tariffs may be imposed, revoked or reimposed. Tariffs and any additional changes in U.S. trade policy could result in one or more other jurisdictions adopting responsive trade policies. The adoption and expansion of trade restrictions, the occurrence of a trade war or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact us and the global economy.

Actual or potential epidemics, pandemics, outbreaks or other public health crises may have an adverse impact on our business.

The spread of any disease, epidemic or pandemic could have a material adverse effect on the regional economies in which we operate, negatively impact stock markets, including the trading price of our common shares, adversely impact our ability to raise capital and cause continued interest rate volatility and movements that could make obtaining financing or refinancing of our debt obligations more challenging or more expensive. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

Travel restrictions implemented by governments, as well as quarantine, isolation and physical distancing requirements as a result of such epidemic or pandemics may have a negative impact on workforce mobility and, as a consequence, in some cases, on productivity. Further, the protective measures implemented by us may cause higher operating and capital costs related to containment efforts such as building quarantine rooms, limitations on mobility of people, disruption to the supply chain and increase in demand for financial support and aid from host governments. Potential higher operating costs, combined with a decrease in workforce productivity, lower production outputs and in some cases, temporary cessation of mining operations, could have a material adverse effect on our business, financial condition and/or results of operations.

Any future emergence and spread of similar pathogens could have a material adverse effect on global economic conditions which may adversely impact our business and results of operations and the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production.

Disagreements with local communities and other stakeholders could adversely impact our business and reputation.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that (i) other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or (ii) we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development, exploration and operation of projects and mines which could materially adversely affect our business, results of operations and financial condition. Further, certain non-governmental organizations are often critical of the mining industry and our practices, including the use of hazardous substances in processing activities. The adverse publicity generated by these organizations or others related to extractive industries generally, or to the operations specifically, financial condition and/or relationship with the communities in which we operate. They may install roadblocks, request injunctions to stop work and file lawsuits for damages. These actions may be related not only to current activities, but also the historic mining activities of previous owners and may have a material adverse effect on operations.

Our business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, railways, power sources and water supply are important determinants affecting capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

Cyberattack, including unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise may adversely affect our business and reputation.

We are reliant on the continuous and uninterrupted operations of our information technology (“IT”) systems. User access and security of all IT systems are critical elements to our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect our reputation, operations or financial performance.

Our IT systems could be compromised by unauthorized parties attempting to extract business-sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by our employees or vendors. A cybersecurity incident (including system-encrypting ransomware) resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business-sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date we have not experienced any material losses relating to cyberattacks, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Social media and other web-based information sharing applications may result in negative publicity or have the ability to control how we are perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.

Mining operations involve significant hazards and a high degree of risk.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling, blasting, mining and processing of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are being taken, mineral-process operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The exploration for and development and operation of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we plan will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; the presence of deleterious elements; metal prices that are highly cyclical; costs of construction and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Our business is subject to health, safety and environmental laws and regulations, and concessions, authorizations, licenses and permits are subject to expiration, suspension, limitation on renewal and various other risks and uncertainties.

Environmental laws and regulations may affect us. These laws and regulations set various standards regulating certain aspects of health and environmental quality. These environmental laws and regulations establish penalties and other responsibilities for their violation and, in certain circumstances, establish obligations to restore facilities and locations currently used by us or which have been used in the past.

Such regulations require us to obtain prior environmental licenses, permits and authorizations for our operations and projects and to carry out environmental and social impact assessments, in order to obtain the approval of our projects and the permission to start construction and continue operations. Significant changes in existing operations are also subject to these requirements. Permits to operate may be temporarily suspended or revoked if there is evidence of serious violations of environmental laws and regulations, health and safety standards. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. For instance, certain of our licenses have been renewed relying on the legal concept of afirmativa ficta, which provides that a renewal petition that is not answered in a timely manner is resolved in favor of the applicant. Licenses granted in this way may be considered more likely to be questioned, revoked, suspended or canceled arbitrarily than licenses granted actively. Furthermore, our licenses may be questioned, revoked, suspended or canceled arbitrarily by government authorities. For instance, Mexican law stipulates that the federal government has the right to declare the nullification, cancellation, suspension or annulment of rights of the concessions granted. Accordingly, the concessions we hold may be revoked without right to compensation in case we are unable to meet the applicable terms and conditions established for the concessions. Additionally, mining concessions may be expropriated by the Mexican government for public interest causes (causas de utlidad pública). In the event of such expropriation, the government is required to make an indemnification payment to the former concession holder. However, such indemnification payment may not be made in a timely manner, or at all, or the amount of the payment may not be sufficient to compensate us for our costs or our losses, including losses resulting from future expected revenues.

We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the property. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

We may be held liable for damages, remediation costs or fines in the event of certain material discharges into the environment, environmental damage caused by previous owners of properties used by us or for failure to comply with environmental laws or regulations. There is also a risk that environmental laws and regulations may become more costly, making it more costly for us to remain in compliance with these laws and regulations.

In addition, mining is subject to potential risks and accidents that could result in serious injury or death to members of its human capital. The impact of such accidents and liabilities could affect the profitability of our operations, cause an interruption to operations, lead to a loss of licenses, affect our reputation and our ability to obtain further licenses, damage community relations and reduce our perceived appeal as an employer.

Substantial and increasingly intense competition may harm our business.

The mining industry is intensely competitive in all of its phases and we compete with many companies that possess greater financial and technical resources. Competition in the mining industry is primarily for (i) mineral rich properties that can be developed and produced economically; (ii) the technical expertise to find, develop and operate such properties; (iii) labor to operate the properties; and (iv) capital for the purpose of funding such properties. Such competition may result in us being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop our properties. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

Further, industry consolidation may lead to increased competition due to lesser availability of mining and exploration assets. A number of transactions have been completed in the gold mining industry in recent years. In this regard, some of our competitors have made acquisitions or entered into business combinations, joint ventures, partnerships or other strategic relationships. Consolidations in the form of acquisitions, business combinations, joint ventures, partnerships or other strategic relationships may continue in the future. The companies or alliances resulting from these transactions or any further consolidation involving our competitors may benefit from greater economies of scale as well as significantly larger, more diversified, lower-cost and higher-quality asset bases than Aura. In addition, following such transactions certain of our competitors may decide to sell specific mining assets increasing the availability of such assets in the market, which could adversely impact any sale process that we may undertake at the same time, including such sales processes taking longer to complete or not completing at all or not realizing the full value of the assets being disposed of. Such developments may adversely affect our business, operating results and financial condition.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

Our business is dependent on retaining the services of our key management personnel with a variety of skills and experience, including in relation to the development and operation of mineral projects in the Americas. Our success is, and will continue to be, dependent to a significant extent on the expertise and experience of our directors and senior management. The loss of the services of key personnel could have a materially adverse effect on our business. Our success will also depend to a significant degree upon the contributions of qualified technical personnel and our ability to attract and retain highly skilled personnel. Competition for such personnel is significant. Any inability to attract and retain these people could have a material adverse effect on our business and operations.

Labor disputes may disrupt our operations from time to time.

Production at our mining operations is dependent upon the efforts of our employees and our operations would be adversely affected if we fail to maintain satisfactory labor relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect our business. This would have a negative effect on our business and results of operations, which might result in us not meeting our business objectives.

In addition, relations between us and our employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, results of operations and financial condition. Furthermore, we are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and we could be exposed to unknown and unmanaged risks or losses, including regulatory sanctions and serious harm to our reputation. The existence of our Code of Conduct and Ethics, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behavior, nor can we guarantee compliance with legal and regulatory requirements. If material employee misconduct does occur, our business, financial condition and results of operations could be adversely affected.

Our business could be adversely affected by the performance of our counterparties and outside contractors we do not control.

It is common industry practice for certain aspects of mining operations including, but not limited to, drilling, blasting and construction, to be conducted by one or more outside contractors. Deficient or negligent work, or work not completed in a timely manner, could have a material adverse effect on our business and operations. We are also subject to a number of risks associated with the use of such contractors, including, but not limited to: (a) our having reduced control over the aspects of the operations that are the responsibility of a contractor; (b) failure of the contractor to perform work properly or at a satisfactory level of quality and safety; (c) failure of a contractor to perform under its agreement(s), including, but not limited to, inability to meet the contractual timelines or to otherwise deliver in accordance with the terms of the contract; (d) inability to replace the contractor if the contractual relationship is terminated; (e) interruption of operations in the event the contractor ceases operations as a result of a contractual dispute with us or as a result of insolvency or other unforeseen events (including events of force majeure); (f) failure of the contractor to comply with applicable legal and regulatory requirements; and (g) inadequate contractor cybersecurity program or customer data management and privacy, exposing us to external attacks or leaking of our confidential information, any of which could have a material adverse effect on our business, financial condition or results of operations.

Our directors and officers are or may become subject to conflicts of interest.

Certain of our directors and officers are or may become associated with other mining and/or mineral exploration and development companies which may give rise to conflicts of interest. Directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required to disclose that interest and abstain from voting on any resolution to approve such a contract. In addition, directors and officers are required to act honestly and in good faith with a view to our best interests. Further, any failure of our directors or officers to address these conflicts in an appropriate manner or to allocate opportunities that they become aware of to us could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.

There are inherent uncertainties in valuing mining interests, including estimating mineral reserves and mineral resources. Differences between our assumptions and market conditions during the operational phase of our assets may result in the impairment of the book value of our mining interests, which may have a material effect in the future on our financial position and results of operations.

Mining and mineral interests are our most significant assets and represent capital expenditures related to the acquisition of mineral rights, development of mining properties and related plant and equipment. The investments associated with mining properties include rights over producing properties as well as properties under development and properties at prospecting stage, which are recorded at their cost value. In the event of a combination of businesses, we record at fair value all assets acquired at the time of the allocation of the purchase price. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

We review and evaluate our mining interests for impairment at least annually or when events or changes in circumstances indicate that relevant book values may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently. Future cash flows are estimated based on expected future production, commodity prices, exchange rates, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions during the operational phase of our assets may have a material effect in the future on our financial position and results of operations.

In addition, depending on global macroeconomic conditions, there is a risk around inventory valuations. The assumptions we use in the assessment of work-in-process inventories by us include estimates of gold contained in the ore stacked that is expected to be recovered from the leach pads, assumptions of the amount of gold and copper that will be obtained from concentrate, assumptions for the price of gold and copper that is expected to be realized when gold and copper are sold, among others. If these estimates or assumptions prove to be inaccurate, we could be required to write-down the recorded value of our work-in-process inventories, which would reduce our results and financial position.

The acquisition of title to mineral properties is a detailed and time-consuming process and there is no guarantee that title to such mineral properties will not be contested or challenged.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although we have legal ownership on key mining rights, there is no guarantee that title to such mineral property interests will not be contested or challenged. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. In some cases, title to mineral rights and surface rights has been divided, and we may hold only surface rights or only mineral rights over a particular property, which can lead to potential conflict with the holder of the other rights.

Our mineral property interests may be subject to prior unregistered agreements or transfers and ownership may be affected by undetected irregularities. Mining rights may be contested and, if such contest is successful, the development of our assets and/or operations may be adversely affected.

Our insurance policies may not be sufficient to cover all claims.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration, development and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards that may not be insured against or that we may elect not to insure against because of premium costs or other reasons. Losses from these events or delays in cash receipt from an insurance claim recovery may cause us to incur significant costs and cash outflows that could have a material adverse effect upon our financial performance and results of operations.

Natural disasters, as well as geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack tailings failures and rock fragility, and climate change may have an adverse effect on our business.

We and the mining industry are facing continued geotechnical challenges, which could adversely impact our production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures, tailings dam failures, dry stack failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of our control, such as severe weather, including hurricanes, and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material. There can be no assurance that future weather events will not adversely affect mining and exploration activities where we operate now and in the future. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore. Recoveries may be affected by water quality, including at some of our mines where we use treated gray water. Furthermore, the occurrence of physical climate change events may result in substantial costs to respond to the event and/or recover from the event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at our operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. We can provide no assurance that we will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of our projects to be less profitable than currently anticipated and could result in a material adverse effect on our results of operations and financial position.

Our mining and processing operations are, in some instances, energy-intensive. While we have initiated numerous processes to reduce our overall environmental impact, we acknowledge climate change as an international and community concern. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact our decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on our business and future operations. We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on our operations and profitability. In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources. Such regulatory requirements may have an adverse impact on us.

Our business may be adversely affected by increasing environmental, social and governance related regulations, including regulations pertaining to climate change.

Recent regulatory, compliance and transparency demands on ESG (environmental, social and governance) matters by authorities, refineries, financial institutions, insurers, reinsurers, among others, represent a challenge for the company in terms of transparency, timeliness, veracity and depth of the information revealed. In addition, governments have introduced or are introducing climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at our operations.

In connection with our authorizations, licenses and permits, we may be subject to restrictions relating to our operations, protection of communities, including indigenous peoples, protection of caves, fauna and flora, climate change, among others, which may require us to limit or modify our mining plans, having an impact on our production volumes, costs and reserves and resources. Difficulties in obtaining or renewing permits may lead to construction delays, cost increases and may adversely impact our production volumes. Social, environmental and health and safety regulations also impose standards, procedures, monitoring and operational controls on activities relating to mineral research, mining, beneficiation, pelletizing activities, railway and marine services, ports, de-characterization, decommissioning, mine closure activities, distribution and marketing of our products. Such regulation may give rise to significant costs and liabilities. Litigation and legal and regulatory uncertainties relating to these or other related matters may adversely affect our financial condition or cause harm to our reputation.

Social, environmental and health and safety regulations in many countries in which we operate have become stricter in recent years, and it is possible that more regulation or more stringent enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, products and assets, creating new requirements for the issuance or renewal of environmental licenses and labor authorizations, resulting in licensing and operation delays, raising our costs or requiring us to engage in expensive reclamation efforts. All these factors may affect our practices and result in costs or expense increase, require us to new capital expenditures, restrict or suspend operations, or write down or write off assets or reserves and resources.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to: (i) accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; (ii) ability to achieve identified and anticipated operating and financial synergies; (iii) unanticipated costs; (iv) diversion of management attention from existing business; (v) potential loss of our key employees or key employees of any business acquired; (vi) unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and (vi) decline in the value of acquired properties, companies or securities.

To acquire properties and companies, we may be required to use available cash, incur debt, issue additional common shares or other securities or a combination of any one or more of these. This could affect our future flexibility and ability to raise capital, to explore, develop and operate our properties and could dilute existing shareholders and decrease the trading price of the common shares. There is no assurance that when evaluating a possible acquisition, we will correctly identify and manage the risks and costs inherent in the business to be acquired. There may be no right for our shareholders to evaluate the merits or risks of any future acquisition undertaken by us, except as required by applicable laws and regulations.

Evaluating, negotiating and completing an acquisition may also require substantial management time commitments, regardless of whether the acquisition is completed. The negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies and could have a material adverse effect on our financial condition.

Our reputation could be damaged, including as a result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not, which could have an adverse impact on our financial performance, cash flows and growth prospects.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at a much greater risk of losing control over how they are perceived in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. We place a great emphasis on protecting our image and reputation, but we do not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to our overall ability to advance our projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Reputation loss, including reputation loss by other mining companies operating in jurisdictions where Aura operates, may result in decreased investor confidence, increased challenges in developing and maintaining community and stakeholder relations and an impediment to our overall ability to advance our projects and strategy, which could have a material adverse impact on our results of operations, financial condition and prospects. While we are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.

Changes and uncertainties in the tax system in the countries in which we have operations could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.

Our taxes are affected by several factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If our filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on our business, results of operations and financial condition.

We are subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect our financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on our business. There is no assurance that our current financial condition will not be materially adversely affected in the future due to such changes.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

We incur increased costs as a result of operating as a public company.

We are a public company with securities listed on the Nasdaq Global Select Market and on the B3 in Brazil, and as a result, we incur significant legal, accounting and other expenses that we did not incur as a private company. As a public company listed on a stock exchange in the United States, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, its board committees or as executive officers.

Prior to the listing of our shares on Nasdaq, members of our management team did not have experience managing a company publicly traded in the United States and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company in the United States may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue-producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Our management team may not successfully or efficiently manage our transition to being a public company in the United States subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

In addition, the public reporting obligations associated with being a public company in the United States may subject us to litigation as a result of increased scrutiny of our financial reporting. If we are involved in litigation regarding our public reporting obligations, this could subject us to substantial costs, divert resources and management attention from our business and seriously undermine our business.

Failure to comply with existing and future rules and obligations of the stock exchanges on which our securities are listed may subject us, our subsidiaries and/or members of our management team to, among other things, delisting, litigation, investigations, expenses, fines and other applicable sanctions.

Any of these effects could harm our business, financial condition and results of operations.

Adverse outcomes in legal proceedings could subject us to substantial damages and adversely affect our results of operations and profitability.

We are and may be party to civil, environmental, tax, labor, criminal, regulatory and administrative or legal proceedings, as well as arbitration and administrative proceedings. We cannot guarantee that the outcome will be favorable to us and that we have adequately recorded provisions for any such proceedings.

Decisions contrary to our interests that involve substantial amounts, especially in cases in which we have not recorded provisions or in which the amounts provisioned are lower than final adjudicated amounts and which may prevent our conduct of business, may have an adverse effect on our results of operations and business. In addition, government authorities may have understandings or interpretations different than ours in connection with the conduct of our business and may subject us to contingencies for other reasons that require us to spend significant amounts or lead to the loss of grants from government authorities.

Moreover, we may not have sufficient funds to post collateral or provide guarantees in judicial or administrative proceedings involving substantial amounts. Even if we do not post such collateral or provide guarantees, we will be liable for paying any amounts due pursuant to any unfavorable outcomes in legal proceedings. We cannot assure you that, if we cannot make such payments, our assets, including financial assets, will not be attached or that we will be able to obtain tax good-standing certificates, all of which may have a material adverse effect on our business, financial condition and results of operations.

See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

We identified material weaknesses in our internal controls. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to:

(i)	ineffective design, implementation and operation of general information technology controls (“GITCs”) in certain of our subsidiaries, particularly with respect to user access management and segregation of duties within key system supporting our financial reporting processes, including deficiencies in access controls and oversight. Automated process-level and manual controls that are dependent upon the information derived from such financially relevant systems were also determined to be ineffective as a result of such deficiencies; and

(ii)	ineffective design and implementation of process-level controls over the estimate of asset retirement obligation and depletion in certain of our segments given an insufficient number of trained personnel with expertise in internal control.

The material weaknesses identified above did not result in any material misstatements in our financial statements or disclosures, and there were no changes to previously released financial results. Following the identification of the material weaknesses, we have begun taking measures, and we will continue to take measures to remediate control deficiencies. See “Item 15. Controls and Procedures” for further information about the remediation plan for the material weaknesses.

If we are unable to remediate the material weaknesses we have identified, or if we identify additional material weaknesses in the future or otherwise fail to develop and maintain an effective system of internal controls, we may not be able to produce timely and accurate financial statements, which may subject us to adverse regulatory consequences and adversely affect investor confidence in us and, as a result, the price of our securities and our ability to access the capital markets in the future.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We may also acquire businesses with unknown liabilities, contingent liabilities, internal control deficiencies or other risks. We have plans and procedures to review potential acquisition candidates for a variety of due diligence matters, including compliance with applicable regulations and laws prior to acquisition. Despite these efforts, realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position or cause us to fail to meet our public financial reporting obligations (including as a result of difficulties in integrating different internal control systems with our existing internal control systems).

Our products are sold to a small number of large customers.

Currently, all gold ingots produced at the Apoena, Almas, Borborema, Minosa and Serra Grande mines are sold directly or indirectly to four customers; and up to 60,000 metric tons per annum of copper concentrates produced at the Aranzazu Mine are sold directly to Trafigura México, S.A. de C.V. These customers represent almost the totality of our revenue for the Apoena, Almas, Borborema, Minosa and Serra Grande mines and the Aranzazu Mine. Our largest clients, Asahi Refining Inc., Trafigura México, S.A. de C.V., Auramet International, Inc. and Metalor Technologies SA. represented 53.4%, 26.9%, 12.7% and 6.5%, respectively, of our revenue in 2025 (18.9%, 31.1%, 48.8% and 0% in 2024 and 21.4%, 40.7%, 36.2% and 0% in 2023).

If any of these customers delays any payments to us, our financial results may be adversely affected. In addition, although we believe there is a widely available market for the minerals we produce, if any of our regular customers reduces the volume of business they do with us or gives preference to other competitors, and we are not able to timely develop commercial relationships with other customers, this may cause disruption and result in an adverse effect on our business, financial condition, operating results and cash flow.

The transport and storage of our products through Honduras, Brazil and Mexico give rise to risks, including theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments and environmental liabilities.

The ingots and concentrates produced by us have significant value and are transported by road, by air and/or by ship to refineries and smelters in local countries and overseas. The geographic location of our operating mines in Honduras, Brazil and Mexico and the air and trucking routes taken through these countries to refineries, smelters and ports for delivery, give rise to risks, including theft, roadblocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments and environmental liabilities in the event of an accident or spill.

Northwestern beneficially owns approximately 47.74% of our common shares. This concentration of ownership and voting power may limit your ability to influence corporate matters.

Northwestern, a company controlled by Paulo Carlos de Brito, the chairman of our Board, beneficially owns approximately 47.74% of our issued and outstanding common shares. As a result, Northwestern has the power to exercise significant influence over matters requiring shareholder approval, including the election of directors, amendments to our constating documents and certain transactions. Furthermore, we could be prevented from entering into transactions that could be beneficial to us or other shareholders or third parties could be discouraged from making an offer or take-over bid to acquire us at a price per common share that is above the then-current market price. In addition, if Northwestern were to sell a substantial amount of its common shares, the market price of the common shares could fall. The perception that such a sale would occur could also produce this effect.

We are subject to anticorruption, anti-bribery and anti-money laundering laws and regulations.

We are subject to various anticorruption, anti-bribery and anti-money laundering laws and regulations of Brazil and of other jurisdictions, including the United States, that prohibit, among other things, our involvement in improper payments to certain public officials for the purpose of obtaining advantages or in transferring the proceeds of criminal activities. We have programs designed to comply with new and existing legal and regulatory requirements. However, any errors, failures or delays in complying with anticorruption, anti-bribery and anti-money laundering laws and regulations could result in significant criminal and civil lawsuits, penalties, forfeiture of significant assets or other enforcement actions, as well as reputational harm.

Regulators may increase enforcement of these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers, and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements or limitations on our ability to grow could harm our business and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our network and reduce the attractiveness of our products and services.

Concessions, authorizations, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

Our operations depend on authorizations, concessions and licenses from governmental regulatory agencies and other authorities in the countries in which we operate. We are subject to laws and regulations in many jurisdictions that can change at any time, and changes in laws and regulations may require modifications to our technologies and operations and result in unanticipated capital expenditures. We are also exposed to political risk in our relationship with governmental and regulatory authorities that issue these authorizations, concessions and licenses.

Some of our mining concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period. Apart from mining concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance, operation and closure of our mines and related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. There is no assurance that renewals will be granted as and when sought, and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mining concessions might increase substantially due to the passage of time from the original issuance of each individual exploration license. If so, the costs of holding or renewing our mining concessions may render our business objectives unviable. Accordingly, we need to continually assess the mineral potential of each mining concession, particularly at the time of renewal, to determine if the costs of maintaining the concession are justified by the results of operations to date, and we might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all, for our future intended mining or exploration targets.

We are also subject to laws and regulations and acts by authorities, related to dams, caves, Indigenous People and Traditional Communities, that may limit or modify our mining plans, impact our production volumes, costs and reserves and resources.

Furthermore, in Mexico, certain of our concessions have not yet been registered with the Mining Public Registry of Mexico. While we acquired a legal title to these through rights assignment agreements, the absence of a current registration means that these rights may not be enforceable vis-à-vis third parties. Additionally, if we ultimately fail to obtain the registration, we may be unable to operate those mining concessions, which could have an adverse effect in our exploration operations at the Aranzazu Mine.

We may not be able to renew or obtain new mining concessions in the Municipalities of Concepción del Oroand Mazapil.

On January 8, 2024, a decree was published in the Mexican Federation’s Official Gazette (Diario Oficial de la Federación), declaring the “Semidesierto Zacatecano” site, located in the municipalities of Mazapil, Concepción del Oro and El Salvador in the state of Zacatecas, as a protected natural area for the protection of flora and fauna, encompassing a total area of 223,796-02-41.70 acres. The areas declared as protected partially include some of the lands in which we currently operate for exploration activities and, notably, do not cover the land corresponding to Macocozac I where we conduct extraction activities.

While our current mining operations in the Municipalities of Concepción del Oro and Mazapil remain unaffected, the renewal of our existing mining concessions, which will become due for renewal between 2029 and 2060, or our ability to obtain new concessions in the areas declared as protected would be denied as the declaration of a protected natural area restricts mining activities within the designated zone.

Our Mexican subsidiary, Aranzazu Holding, as well as various other stakeholders, are currently contesting in court the application of this Decree, and Aranzazu Holding has obtained a favorable definitive injunction (suspension definitiva) that suspends the application of the decree to our operations, allowing our mining activities in the relevant areas to continue as usual, subject to the final court ruling.

If we do not obtain a favorable ruling in the final judgment, we may be unable to renew or obtain new mining concessions in the areas declared as protected, where we currently only conduct exploration activities. This could adversely impact our ability to implement expansion and development projects and could have a material adverse effect on our business, results of operations and financial condition.

Transitioning to a lower-carbon economy may entail extensive policy, legal, technology and market changes to address mitigation and adaptation requirements related to climate change.

As a global mining company, we are exposed to various risks in the transition to a lower-carbon economy across our operations, supply chain and downstream industries. These risks stem from commitments to reducing greenhouse gas (GHG) emissions in the short, medium and long term, which requires us to make significant investments and incur significant expenses, as well as our ability to adapt during the economic transition needed to limit global warming.

As part of global value chains, and with evolving policy actions around climate change, we face uncertainty and potential misalignment between national and regional governments and sectoral actions. We are exposed to significant financial burdens to comply with and adapt to new regulations and standards. Our failure to make progress in these areas on a timely basis, or revisions of our initiatives and goals, could adversely affect our businesses, our access to capital and reputation.

We continuously monitor identified transition risks, such as (i) the lack of incentives and technological transfer to decarbonize hard-to-abate sector in developing and emergent economies, (ii) carbon leakage due to economic protectionism and burdensome cost increase, (iii) reputational impact and climate litigation in case of non-achievement of commitments and (iv) delays in the adoption of public policies related to the transition to a low-carbon economy, which could impact the demand for metals and minerals.

Our holding company structure makes us dependent on the operations of our subsidiaries.

Our holding company has no business operations of its own. The only material asset of our holding company is all of the outstanding capital stock of our operating subsidiaries. As such, we are dependent on the earnings and cash flow of, and dividends and distributions from, our operating subsidiaries to pay our expenses incidental to being a public holding company and to pay any cash dividend or distribution on our common shares, in each case that may be authorized by our Board of Directors.

Although we are not currently subject to legal or contractual restrictions which prevent us from being able to declare and pay dividends in accordance with our Dividend Policy, we may be adversely affected if the governments of the countries in which we operate impose legal restrictions or taxes on dividend distributions by our subsidiaries, and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

We may not be able to successfully integrate our acquired operations or obtain the expected benefits from such acquisitions.

We may not be able to successfully and efficiently integrate the operations of the businesses and mines that we acquire, including their personnel, financial systems, distribution or operating procedures. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the mines with our business and carry out our business plan. We may face challenges with successfully integrating and recognizing the anticipated benefits of acquisitions once completed, including the following:

•	potential disruption of, or reduced growth in, our existing mines and our projects, due to diversion of management attention and uncertainty with newly acquired entities;

•	consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business and other back-office systems, which may be more difficult than anticipated;

•	the occurrence of materials risks relating to newly acquired entities, including risks that we may not have identified as part of our due diligence;

•	the loss of employees of such newly acquired entities as a result of the acquisition; and

•	the assumption of and exposure to known and unknown contingent liabilities of such newly acquired entities, including potential environmental and criminal liabilities and monitoring and liability for the (to be decommissioned) legacy tailings dam storage facility, in each case to which we may have no recourse to the sellers, as well as other risks in areas such as tax, real estate, mining, regulatory and ongoing litigations.

If we do not effectively manage these issues and any other challenges inherent in integrating the new assets, we may fail to achieve the anticipated benefits of the acquisition, incur unanticipated expenses and charges and our operating results and the value of our common shares could be adversely affected.

Risks Relating to the Countries in Which We Operate

We are subject to risks relating to our significant presence in Latin America, which has experienced, and may continue to experience, adverse economic or political conditions that may materially adversely impact our business, financial condition and results of operations.

Political and related legal and economic uncertainty may exist in the countries where we operate or may operate in the future. Our mineral exploration, development and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry.

We conduct or participate in mining, development, exploration and other activities through our subsidiaries in Colombia, Brazil, Mexico, Honduras and Guatemala, all of which are emerging markets. Investing in emerging markets generally involves risks.

Fluctuations in the economies of Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability, including as a result of actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries. Recently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Additionally, economic and political developments in Latin America, such as the current instability in Venezuela following the arrest of President Nicolás Maduro by U.S. authorities, as well as future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations (including a recent amendment to the Mexican constitution to significantly restructure the judiciary branch, by means of which all federal and local judges will be elected by popular vote), restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations.

In addition, we may encounter the following difficulties, among others, related to the foreign markets in which we currently operate or will operate in the future:

•	expropriation or nationalization of property;

•	changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices;

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	restrictions on the ability of local operating companies to sell gold or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold or other minerals;

•	limitations on the repatriation of earnings;

•	underdeveloped industrial or economic infrastructure;

•	internal security issues;

•	increased financing costs;

•	currency fluctuations;

•	renegotiation, cancellation or forced modification of existing contracts; and

•	risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

We cannot guarantee that changes will not be made in the government or laws of the jurisdictions in which our operations are located or changes in the regulatory environment for mining companies in general or companies not domiciled in these countries, which could adversely and materially affect us.

Illegal activity in the countries in which we operate could negatively impact our reputation and results of operations.

Our primary mineral exploration activities are conducted in Honduras, Brazil, Mexico, Guatemala and Colombia and we are exposed to various levels of political, economic and other risks and uncertainties. These risks include, but are not limited to, hostage taking, murder, illegal mining, high rates of inflation, corruption of government officials, blackmail, extortion and other illegal activity. Corruption of foreign officials could affect or delay required permits, service levels by foreign officials and protection by police and other government services.

We are required to comply with anti-corruption and anti-bribery laws and the U.S. Foreign Corrupt Practices Act, as well as similar laws in the jurisdictions in which we conduct our business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations not only by its employees, but also by its contractors and third-party agents. Although we have adopted steps to mitigate such risks, such measures may not always be effective in ensuring that we, our employees, contractors and third-party agents will comply strictly with such laws. If we find ourselves subject to an enforcement action or are found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation and results of our operations.

While we take measures to protect both personnel and property, there is no guarantee that such measures will provide an adequate level of protection for us or our personnel. The occurrence of illegal activity against us or our personnel cannot be accurately predicted and could have an adverse effect on our operations.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economies of the countries in which we operate and sell our products and the price of our common shares.

The market for securities offered by companies such as ours is influenced by economic and market conditions in Latin America and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, our business may be adversely affected. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin America, decreasing the amount of foreign investments in Latin America, impacting overall growth expectations for Latin American economies.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Latin America, such as our common shares. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect the United States, global economies and capital markets in general, which may, in turn, materially adversely affect the trading price of our common shares.

Exchange rate volatility in the countries in which we conduct operations could materially adversely affect our financial condition and results of operations.

The currencies in the countries in which we operate have historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Fluctuations in currency exchange rates may significantly impact our earnings and cash flows. The appreciation of the Honduran lempira, Brazilian real, Mexican peso and the Guatemalan quetzal against the U.S. dollar would increase the cost of exploration, development and operation of our mineral properties located in Honduras, Brazil, Mexico and Guatemala, which could have a material adverse effect on our financial condition, results of operations or cash flow results.

As of December 31, 2025, the U.S. dollar commercial selling rate published by the Central Bank of Brazil was R$5.5024 per US$1.00, which represented an 11.1% decrease as compared to the selling rate of R$6.1923 per US$1.00 as of December 31, 2024. As of December 31, 2025, the U.S. dollar commercial selling rate published by the Central Bank of Mexico (the FIX rate) was MXN17.9528 per US$1.00, which represented a 14.0% decrease as compared to the selling rate of MXN20.8829 per US$1.00 as of December 31, 2024. As of December 31, 2025, the U.S. dollar commercial selling rated published by the Central Bank of Honduras was HNL26.5056 per US$1.00, which represented a 3.9% increase as compared to the selling rate of HNL25.5069 per US$1.00 as of December 31, 2024. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions, which may adversely affect our business, financial condition and results of operations.

Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Mexico, Honduras and Guatemala, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are dependent upon the performance of the economies in which we do business, and Latin American economies in particular. Crises and volatility in the financial markets of countries other than those in Latin America may affect the global financial markets and the local economies and may have a negative impact on our operations.

Geopolitical instability, including the ongoing conflict between Russia and Ukraine, the uncertainty following the ceasefire in the Gaza Strip, the recent U.S. and Israeli military operations in Iran, increasing tensions among Middle Eastern countries and the resulting disruption of transit through the Persian Gulf and the Strait of Hormuz, the instability in Venezuela following the arrest of President Nicolás Maduro by United States forces, and tensions between China and the United States, has led to increased volatility in global financial and commodity markets. These conflicts have contributed to higher oil, energy and food prices, increased maritime shipping and insurance costs, delays in delivery times and disruptions in global supply chains. These developments have increased operating and input costs across industries, affected the availability and timing of goods and services, and contributed to volatility in commodity prices and broader market uncertainty.

Further contributing to global economic uncertainty, growing protectionism and trade tensions could intensify and negatively impact the economies in which we operate. The U.S. presidential administration has increased tariffs, and the possibility of new or higher trade tariffs remains, with certain U.S. trading partners announcing retaliatory measures. The continuation, pause or escalation of tariffs and other trade restrictions, as well as other policy measures, could further disrupt international trade flows, supply chains and investment patterns, resulting in continued market volatility and lower global growth. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms that are acceptable, if at all. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the EU and emerging markets, may affect the volume of foreign investments in Latin America. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our common shares.

Governments have exercised, and continue to exercise, significant influence over the economies in which we operate. This influence, as well as political and economic conditions in the countries in which we operate, could have a material adverse effect on our business, financial condition and results of operations and the price of our common shares.

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to banking accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. Our business and the market price of our common shares may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the relevant economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	the outbreak of any communicable diseases or any other public health crises;

•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Uncertainty over whether governments in Latin America will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Latin America, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our common shares.

In particular, Latin America’s political environment has historically influenced, and continues to influence, the performance of the region’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and other Latin American countries. The recent economic instability in Latin America has contributed to a decline in market confidence in the Latin American economies as well as to a deteriorating political environment.

As has been true in the past, the current political and economic environment in Brazil and certain other Latin American countries has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and elsewhere in Latin America, which may adversely affect us and our common shares.

Infrastructure and workforce deficiencies in the countries in which we operate may impact economic growth and have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on the overall health and growth of the economies in which we operate. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the shortage of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Inflation, government efforts to control inflation and changes in interest rates may hinder the growth of the economies of the countries in which we operate and could have a material adverse effect on us.

In the past, high levels of inflation have adversely affected the economies and capital markets of some of the countries in which we operate and have hampered the ability of their governments to create conditions that stimulate or maintain economic growth. For example, the Brazilian government’s measures to fight inflation, principally through the Central Bank of Brazil, have had significant effects on the Brazilian economy and our business, and can continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Central Bank of Brazil policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

For example, on March 17, 2021, the Central Bank of Brazil began to rapidly raise the Brazilian base interest rate, or “SELIC,” first to 2.75% and then by the end of the year to 9.25% on December 8, 2021. In 2022, the Central Bank of Brazil continued to raise the rate, reaching a peak of 13.75% on August 3, 2022, where it remained stable. On August 2, 2023, the Central Bank of Brazil reversed this trend by lowering the SELIC rate to 13.25%, and continued a pattern of reductions ultimately reducing it to 10.50% on May 8, 2024. However, on September 18, 2024, the Central Bank of Brazil began to increase rates again, increasing the SELIC rate first back to 10.75%. Subsequently, the SELIC rate was successively increased until reaching 15.00% on June 18, 2025. As of the date of this annual report, the SELIC rate was reduced to 14.75%. Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the consumer price index (Índice de Preços ao Consumidor — Amplo), or “IPCA”, and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.”

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the economies in which we operate and weaken investors’ confidence in these countries. Future governmental actions, intervention in the foreign exchange market and actions to adjust or fix the value of the local currency, may trigger increases in inflation and adversely affect the performance of the economy as a whole. Furthermore, a high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the economies in which we operate as a whole, as well as on us.

Credit rating downgrading of the countries in which we operate could reduce the trading price of our common shares.

We may be harmed by investors’ perceptions of risks related to the sovereign debt credit rating of the countries in which we operate. Rating agencies regularly evaluate those countries and their sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Risks Relating to Our Common Shares

As a foreign private issuer, we have different disclosure, Nasdaq corporate governance standards and other requirements than U.S. domestic registrants.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. corporate governance-related rules that permit us to follow home country legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. See “Item 16G. Corporate Governance—Foreign Private Issuer Status” and “Item 10. Additional Information—10B. Memorandum and articles of association” for more information.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information that we have made or are required to make public pursuant to home country law, or are required to distribute to shareholders generally, and that are material to us, including pursuant to the rules of any stock exchange on which our securities are listed, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS Accounting Standards. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS Accounting Standards.

We cannot predict if investors will find our common shares less attractive because we rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. We intend to monitor the composition of our shareholder base to determine whether we meet these criteria. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules, and report our financial statements in accordance with U.S. GAAP, which may differ materially from IFRS Accounting Standards, all of which may involve time, effort and additional costs to implement. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we incur as a foreign private issuer.

As an “emerging growth company” (as defined in the JOBS Act), we have reduced disclosure and other requirements that are different than U.S. domestic registrants and non-emerging growth companies.

While it is possible that we will lose our status as an emerging growth company at the end of 2026, until then, the JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to take, and do take advantage of, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30 in any year for which we have been a reporting issuer for at least 12 months (which is the condition that we expect will cause us to lose our status as an emerging growth company), or (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

If securities analysts do not publish research or reports about our business or if they downgrade our common shares or securities issued by other companies in our sector, the price and trading volume of our common shares could decline.

A trading market for our common shares on Nasdaq may not develop. Furthermore, any future trading market for our common shares may be affected in part by the research and reports that industry and financial analysts come to publish about us or our business after we become an independent listed company. We do not control these analysts. Furthermore, if one or more of the analysts downgrade our common shares or our industry and change their views regarding the shares of any of our competitors or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our common shares could decline.

An active trading market for our securities may not be sustained, and investors may not be able to resell our common shares at or above the price for which they purchased such securities.

Our common shares are currently listed on Nasdaq and our BDRs on the B3. The listing of our common shares and BDRs does not guarantee that a liquid market for our common shares will be sustained or that we will be able to maintain our listings on the Nasdaq and B3. No assurance can be provided as to the demand for or trading price of our common shares.

An active trading market for our common shares may not be sustained. In the absence of an active trading market for our common shares, investors may not be able to sell our common shares at or above the price they paid at the time that they would like to sell. If either none or only a limited number of securities or industry analysts maintain coverage, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our common shares could decrease, which might cause our share price and trading volume to decline significantly. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using common shares as consideration, which, in turn, could harm our business.

The market price of our equity securities may be volatile, and your investment could suffer or decline in value.

The stock exchanges, including Nasdaq and the B3 on which certain of our securities are listed as described elsewhere herein, may from time to time be subject to large fluctuations beyond our control which may result in losses to investors. The price of our securities is likely to be significantly affected by short-term changes in gold and/or copper prices or in our financial condition or results of operations as reflected in our quarterly and annual reports. Other factors unrelated to our performance that may have an effect on the price of our securities include the following: levels of supply and demand for our products and for a broad range of other industrial products; expectations with respect to the rate of inflation; the relative strength of certain currencies; interest rates; speculative activities; transportation restrictions; global or regional political, diplomatic or economic crises; government policy changes, including taxes and tariffs; trade disputes or the potential for trade disputes; the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not continue to follow our securities; the lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of common shares; and the size of our public float may limit the ability of some institutions to invest in our securities. Even if an active, liquid and orderly trading market is sustained for our common shares, the market price of our common shares may be volatile and could decline significantly.

In addition, if our performance does not meet market expectations, the price of our securities may decline. Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Factors affecting the trading price of our common shares may also include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about operating results;

•	our operating results failing to meet market expectations in a particular period;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	any significant change in our board or management;

•	sales of substantial amounts of our common shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may depress the market price of our common shares irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for companies engaging in the mining industry or the stocks of other companies which investors perceive to be similar to us could depress the price of our common shares regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our common shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Moreover, in the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been instituted against that company. If we were to be involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted, which would have a material adverse effect on us.

As a result of any of these factors, the market price of our securities at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds to implement our growth strategy, acquire target companies or otherwise conduct our activities and we may issue additional common shares. Any additional funds obtained by such a capital increase may dilute your interest in our company or decrease the market price of our common shares.

Holders of our common shares may not receive any dividends.

We adopted a Dividend Policy, which was amended in 2024. See “Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy Item 8. Financial Information—8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

The declaration of dividends under the Dividend Policy is subject to the discretion of the Board, having regard to the best interests of the Company and the limitations imposed by the solvency tests contained in our memorandum of association and articles of association and other requirements of applicable corporate law. Nothing in the Dividend Policy shall restrict the discretion of the Board from authorizing sustaining capital expenditures or exploration capital expenditures that the Board deems to be in the best interests of the Company. These expenditures may limit future amounts of dividends payable under the Dividend Policy. There can be no assurance that dividends will continue to be paid in the future or on the same terms as have been previously paid by us.

Furthermore, although we are not currently subject to restrictions which prevent us from being able to declare and pay dividends in accordance with our Dividend Policy, in the future payments of dividends could be limited by covenants in debt instruments we have entered into or will enter into, such as covenants on restricted payments, or minimum debt ratios, liquidity or free cash flow.

Moreover, our ability to pay dividends may be limited by our subsidiaries’ ability to pay dividends to us. For instance, our operating subsidiaries may not pay dividends or distribute funds to us because, for example, they may not generate sufficient cash or profit; local laws may be enacted that restrict or prohibit them from issuing dividends or making distributions, or if the governments of the countries in which they operate impose legal restrictions or taxes on dividend distributions. Dividends from our subsidiaries are also subject to exchange rate fluctuations that will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Although we intend to pay dividends in accordance with our Dividend Policy, we are under no legal obligation to do so. Shareholders have no contractual or other legal right to require us to declare dividends and our Board may determine not to pay dividends, or to amend our Dividend Policy, in its sole discretion.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a British Virgin Islands company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the British Virgin Islands. Courts of the British Virgin Islands may not, in an original action in the British Virgin Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the United States, courts of the British Virgin Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a British Virgin Islands judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the British Virgin Islands. In addition, a British Virgin Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

We may be or become a “passive foreign investment company,” or a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of common shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules with respect to its subsidiaries, either (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. Passive income generally includes dividends, interest, certain royalties and rents, and gains from the disposition of passive assets. Cash and cash equivalents are passive assets.

Based on the market price of our common shares during 2025, the manner in which we currently conduct our business and the composition of our income and assets, including goodwill, we do not believe we were a PFIC in the prior taxable year ending December 31, 2025. However, because our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of goodwill, which may be determined in large part by reference to the market price of our common shares from time to time, which could be volatile), there can be no assurances that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined herein) owns our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and certain “excess distributions” and additional reporting requirements. Prospective holders of our common shares should consult their tax advisers regarding the application of the PFIC rules to us and the risks of owning equity securities in a company that may be a PFIC. See “Item 10. Additional Information—10E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

Item 4. Information on the Company

4A. History and Development of the Company

General

The Company was originally incorporated under the Business Corporations Act (Ontario), or the “OBCA” by Letters Patent dated July 12, 1946, under the name Baldwin Consolidated Mines Limited. By Articles of Amendment dated July 11, 1989, the Company changed its name to “Canadian Baldwin Holdings Limited” and consolidated its common shares on a 5:1 basis. By Articles of Amendment dated July 27, 2005, the Company changed its name to “Canadian Baldwin Resources Limited” and further consolidated its common shares on a 1.75:1 basis. By Articles of Amendment dated March 22, 2006, the Company changed its name to “Aura Gold Inc.” and by Articles of Continuance dated April 20, 2006, the Company was continued from the OBCA to the Canada Business Corporations Act, or the “CBCA.” By Articles of Amendment dated July 20, 2007, the Company changed its name to “Aura Minerals Inc.” By Articles of Amendment dated July 23, 2009, the Company consolidated all of its issued and outstanding common shares on the basis of one new common share for five previously issued and outstanding common shares. By Articles of Amendment dated December 30, 2016, the Company consolidated all of its issued and outstanding common shares on the basis of one new common share for ten previously issued and outstanding common shares. On December 30, 2016, the Company was continued from the CBCA to the BVI Business Companies Act (British Virgin Islands). On December 30, 2018, the Company approved the consolidation of all of its issued and outstanding shares on the basis of one new share for ten previously issued and outstanding shares.

Our corporate name is Aura Minerals Inc. and our commercial name is Aura. Our registered office is located at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a head office through our wholly owned subsidiary Aura Technical Services Inc., at 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133. Our telephone number is +1 (305) 239 9332, and our website is https://www.auraminerals.com/. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites is not part of, and is not incorporated by reference in, this annual report. The U.S. Securities and Exchange Commission, or the “SEC,” maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

Stock Exchange Listings

In July 2020, we completed the initial public offering in Brazil of our BDRs, each three BDRs representing one common share (following the ford split of BDRs undertaken in July 2024). In connection with the offering, our BDRs began trading on the B3 under the ticker symbol “AURA33.”

On July 16, 2025, our common shares began trading on the Nasdaq Global Select Market under the ticker symbol “AUGO.”

Material Acquisitions, Investments and Divestments

On January 13, 2025, we completed the plan of arrangement with Bluestone Resources (the “Acquisition”). Bluestone was the owner of Era Dorada Project, also known as Cerro Blanco (“Era Dorada”), which is a near-surface gold deposit located in Jutiapa, Guatemala. Era Dorada includes two possible projects, including an underground project and an open pit project. Consideration for the acquisition comprised cash consideration of US$18.3 million (equivalent to C$26.3 million), 1,007,186 common shares and 146,519,452 non-interest bearing contingent value rights, or “CVRs,” each entitling the holder thereof to a potential cash payment of up to C$0.2120, payable in three equal installments, contingent upon Era Dorada achieving commercial production over a 20-year term. The payment under the CVRs will be triggered when (i) Aura announces that commercial production at Era Dorada has been achieved, or (ii) Era Dorada has operated for 90 consecutive days with 80% or more of used capacity. For more information, see note 27b to our audited consolidated financial statements for a discussion on assessment of the fair value of the CVRs.

On December 1, 2025, we completed the acquisition from AngloGold Ashanti plc (“AngloGold”) of all of the issued and outstanding securities of Mineração Serra Grande S.A., owner of the MSG gold mine located in Crixás, in the state of Goiás, Brazil. In consideration for the acquisition of MSG, we paid to AngloGold an upfront cash consideration of US$72.8 million on closing, on an agreed enterprise value of US$76 million, adjusted at closing for customary items as expected in the share purchase agreement signed between the parties. We also agreed to pay deferred consideration payments equivalent to a 3% net smelter returns participation over the currently identified Mineral Resource of MSG (inclusive of the Mineral Reserve) payable quarterly.

4B. Business Overview

Our Business

Overview

We are an Americas gold and copper production company with a significant portfolio of mining operations. Our mission is to deliver long-term value by unlocking operational efficiencies, responsibly growing our portfolio with a focus on return on invested capital, responsible mining practices and a commitment to sustainability. We operate with a decentralized culture, supported by a lean corporate team that ensures agile and dynamic management and decision-making processes, focused on high operational sustainability compliance standards.

We believe that our success as a gold and copper mining company is the result of a combination of strategic acquisitions, mine expansions and development and efficiency improvements. Backed by a traditional Brazilian family of seasoned gold-focused entrepreneurs and mine developers, as well as a new management team, we have undergone a significant transformation since 2016, enhancing our profitability, replenishing resources and even extending the life-of-mine (LOM) across our operating assets, while also facilitating inorganic expansion — consistently guided by a disciplined commitment to value creation and sustainable growth.

We have a track record of expanding and building new mines on time and on budget, with ramp-up capabilities, consistent cash flow generation and dividend payments while delivering an attractive return on investment. Our disciplined cost management ensures efficiency in reserve development while we strive to serve as the benchmark for operational security and excellence in project development. Strategically, we prioritize high-IRR (Internal Rate of Return) growth opportunities, balancing capital appreciation with reliable dividend distributions.

We currently operate six wholly owned operating mines. Our operating mines are the Minosa gold mine in Honduras, the Almas, Apoena, Borborema and MSG gold mines in Brazil, and the Aranzazu copper, gold, silver, and molybdenum mine in Mexico.

In addition to our operating mines, our main development projects are the Era Dorada gold project in Guatemala, Tolda Fria, a gold project in Colombia, and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase. We have significant exploration potential, owning over 551,073 hectares of mineral rights, and we are currently advancing multiple near-mine and regional targets along with the Carajás (Serra da Estrela) copper project in the prolific Carajás region of Brazil.

In recent years, we have delivered growth, profitability and operational efficiency, reflecting our success and commitment to generating sustainable value. This is evidenced by our significant increase in net cash generated by operating activities and Adjusted Free Cash Flow in recent periods, reaching US$305.2  million and US$243.3 million, respectively, in the year ended December 31, 2025 (with a cash conversion of 67.4%), compared to US$222.2 million and US$178.2 million, respectively, in the year ended December 31, 2024 (with a cash conversion of 66.8%). Concurrently, we have maintained shareholder returns through dividend distributions and share repurchase programs, resulting in a 6.2% and 7.9% dividend yield in the year ended December 31, 2025 and 2024, respectively. We have been successful in acquiring, developing and optimizing mining assets, driving portfolio expansion and enhancing productivity across our operations.

		For the year ended December 31,
Key Operational & Financial Highlights	Unit	2025	2024	2023
Production	GEO ‘000	280.4	267.2	235.9
Revenue	US$ millions	921.7	594.2	416.9
Gross profit	US$ millions	534.8	251.3	126.0
Operating Income	US$ millions	458.9	205.4	87.0
(Loss)/Profit for the year	US$ millions	(79.3)	(30.3)	31.9
Adjusted Net Income	US$ millions	196.8	69.2	62.4
Adjusted EBITDA	US$ millions	547.8	266.8	134.1
Adjusted EBITDA Margin	%	59.4%	44.9%	32.2%
Net cash generated by operating activities	US$ millions	305.2	222.2	124.9
Adjusted Free Cash Flow	US$ millions	243.3	178.2	80.4
Cash Conversion	%	44.4%	66.8%	60.0%
Cash Cost per gold equivalent ounce sold	(US$/GEO)	1,136	1,041	1,043
AISC	(US$/GEO)	1,458	1,320	1,325
Dividend Yield plus buybacks(1)%		6.2%	7.9%	5.4%

(1)	Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the Nasdaq share price in U.S. dollars on the announcement date (dividend yield = dividend per share/share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the Nasdaq share price (buyback yield = buybacks reported/average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period.

Company Description

Operations

Our asset base grants us access to diverse geological regions each with a long history of mining activities and with mining regulations that traditionally have been favorable to the mining sector. Our gold is commercialized in the form of bullions — mined, processed and refined by us — and concentrates to international blue-chip brokers, trading firms and refineries.

We believe that operating in several geographies, each of which is located within democratic countries, provides us with the advantage of diversifying our political, social and macroeconomic risks.

In the map below, we present the geographic footprint of our operating mines, development projects and exploration initiatives:

Assets in Operation

Aranzazu — an underground copper mine operation, producing gold, silver and molybdenum as by-products, located within the Municipalities of Concepcion del Oro and Mazapil in the State of Zacatecas, Mexico, near its northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast, in the State of Coahuila.

Apoena — a mining complex located in the southwest of the state of Mato Grosso, Brazil, near Pontes e Lacerda which consists of the following gold mines: the Lavrinha open-pit mine, or “Lavrinha,” the Ernesto open pit mine, or “Ernesto,” the Japonês open pit mine, the Nosde open pit mine and the near open-pit mine prospects Japonês Oeste, Pombinhas and several other potential prospects.

Minosa — an open-pit heap leach gold mine located in the highlands of western Honduras, in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

Almas — an open pit gold operation located in the state of Tocantins, Brazil, that consists of three deposits (Paiol, Vira Saia and Cata Funda) and several exploration targets, including Nova Prata/Espinheiro, Jacobina and Morro do Carneiro, a total area of 101,000 hectares of minerals rights.

Borborema — an open pit gold mine, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. Borborema started its ramp-up phase in March 2025 and achieved commercial production status in September 2025.

MSG — a mining complex located in the northwest of the state of Goiás, central Brazil, near the city of Crixás which consists of three mechanized underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5 Mt.

The following table sets out a summary of our assets in operation:

	Aranzazu	Minosa	Apoena	Almas	Borborema	MSG
Country	Mexico	Honduras	Brazil	Brazil	Brazil	Brazil
State/Province	Zacatecas	Copán	Mato Grosso	Tocantins	Rio Grande do Norte	Goiás
LOM	10 years	4 years	7 years	12 years	35 years	11 years
Metals	Copper, gold and silver	Gold (it also produces silver in small quantities)(3)	Gold (it also produces silver in small quantities)(3)	Gold	Gold	Gold
Stage	Operational	Operational	Operational	Operational	Operational	Operational
Mine Type	Underground	Open pit	Open-pit	Open pit	Open pit	Underground and Open pit
Private Royalties or Streaming(1)	Yes (Royalty)	No	Yes (Royalty)	Yes (Royalty)	Yes (Royalty)	Yes (Royalty)
Economic Rights	100%	100%	100%	100%	100%	100%
Production in year ended December 31, 2025 (GEO(2))	83,149 GEO	71,649 GEO	35,304 GEO	56,979 GEO	28,500 GEO	4,761 GEO
% of Revenue	26.7%	25.0%	13.1%	21.2%	11.7%	2.2%

(1)	We consider “private royalties” to be those payments made to the owners of the properties that do not belong to the Company, as well as payments to some previous project owners, in accordance with the terms of each purchase agreement. We consider “streaming” to be the amortization of structured debt to be paid as a percentage of the NSR. We do not currently have any streaming agreements in place.

(2)	Copper and silver production are treated as Gold Equivalent ounce (GEO). GEO is calculated by converting the productions of silver and copper into gold using a ratio between the prices of these metals and gold. The prices used to calculate it at such proportions are based on the weighted average price of each of the metals obtained in sales of the Aranzazu unit during the reported period.

(3)	The production volume of silver is not material.

Projects under Development

In addition, we hold 100% of the economic rights in the following projects:

•	Matupá Project, or “Matupa” — a gold project located in the northern part of the state of Mato Grosso, Brazil which consists of three deposits: X1 (gold), Serrinhas (gold) and Guarantã Ridge (base metal). The main focus for exploration was the X1, a 350-meter-long deposit which resulted in a mineral resource. Matupá’s claims consist of multiple exploration targets, including a copper porphyry target, in a total area of 62,500 hectares of mineral rights. Two additional exploration prospects acquired in 2024 are being advanced nearby, which include the Pé Quente Project, located 34 km from X1. As of the date of this annual report, there has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the exploration prospects as being delineated as a mineral resource. A qualified person has not done sufficient work to validate historical data and historical estimates and has not reviewed or provided any opinion about the accuracy of the underlying data or any parameters used to estimate or calculate the historical estimates. In order to update or verify historical estimates, drilling in Pé Quente is in progress. During the first four years of operation, Matupá is projected to produce 55,000 GEO annually, with grades averaging 1.36 g/ton, a strip ratio of 1.83, a cash cost of US$529 per ounce and an AISC of US$710 per ounce.

Exploration Stage Properties

•	Era Dorada Project, or “Era Dorada” or “Cerro Blanco” — a near-surface gold deposit located in Jutiapa, Guatemala. Era Dorada has two historical Feasibility Studies for either an open pit or an underground project. Within the Era Dorada Project, Aura also owns the Mita Geothermal project, which is an advanced-stage, renewable energy project licensed to produce up to 50 megawatts of power. Following our acquisition of Bluestone Resources, or “Bluestone,” we hold 100% of the interest in this project. On December 8, 2025, Aura announced the results of the Feasibility Study for the Era Dorada Project prepared in accordance with S-K 1300. The new Feasibility Study incorporated new gold and silver metal prices of US$3,177 and US$37.20 per ounce, respectively, and an optimized mine plan, resulting in Reserves of 1.75 million GEO.

Other Projects and Mines:

•	Aura Carajás, or the “Serra da Estrela Project” — a permitted exploration target of 9,805 hectares, located in the Carajás area of the state of Pará, Brazil. It includes mineralization targets of iron-copper-gold oxide, or “IOCG” deposits along a 6 km strike with nine historical boreholes, composing a total of 2,552 meters. Aura has acquired exploration rights and options to test continuity and economic grades in the target area.

•	Tolda Fria Project, or “Tolda Fria” — a gold project located in the department of Caldas, Colombia. This project has a total of 6,624 hectares in rights minerals and we have been generating potential targets through early-stage exploration. Currently, this project is under care and maintenance.

•	São Francisco Project, or “São Francisco” — part of Apoena, it is an open-pit gold mine and leaching located in the southwestern state of Mato Grosso, Brazil, approximately 560 km west of Cuiabá, the state capital. Currently, this mine is under care and maintenance.

For more detail on our mines, see “Mining Properties” and the technical reports included as exhibits to this annual report.

Competitive Strengths

Technically oriented team, Aura’s best asset

We are led by a senior management team of seasoned professionals with significant industry experience.

Our Board of Directors has complementary skills, from experience in the mining sector to entrepreneurial activities, with the Chairman of our Board and controlling shareholder, Paulo Brito, having founded other companies that have become a global reference in the mining sector. Mr. Brito is a seasoned entrepreneur and mine developer who has founded and led several companies throughout his career. He was the founder and principal shareholder of Yamana Gold. In addition to Yamana, he established Mineração Santa Elina Indústria e Comércio S.A., a mining firm focused on the development, exploration and research of various minerals. Among Mineração Santa Elina’s notable projects is Ligga, a high-grade iron ore deposit in Carajás, Brazil. Brito has also played a significant role in developing several other key mining projects, including Riacho dos Machados, Santa Luz, Fazenda Brasileira, Chapada, Serrote and Mundial. These assets are now operated by industry leaders such as Vale, Lundin, Equinox and others, reflecting his enduring impact on the global mining sector.

Subject to certain parameters set by our senior management, our local operations teams are empowered with the responsibility and authority to make the operational decisions at their respective mines. We believe that this structure contributes to a better dynamic of accountability, increased operational efficiency and professional development, and incentivizes innovation. This design allows our senior management to focus on the management of: (i) people, (ii) capital, (iii) performance, (iv) strategy, (v) compliance and controls and (vi) growth, in addition to monitoring the main performance and safety indicators of our mines.

Our culture (Aura 360 Culture)

We are focused on mining in complete terms — thinking holistically on how our business impacts and benefits everyone around us: our company, our shareholders, our employees and the countries and communities we serve. Our culture is embodied in our mandala, which is built by three axes and three concentric hoops. The hoops represent our clients (outer hoop), values (middle hoop) and practices (inner hoop). This represents the common thread that brings us together, strengthening our business and making a positive contribution to shaping a better world, both for the present and the future.

We believe that we uphold high standards in ESG (environmental, social and governance) performance through our “Aura 360” initiative, which integrates ESG principles into every aspect of our operations. Examples of our commitment are the core of everything we do, and can be seen in our recent achievements, including only one minor lost-time accident in 2024, and zero lost-time accidents in 2025 across all operations, and numerous and impactful environmental and community initiatives aimed at creating positive and lasting impacts.

At Aura, growth and sustainability progress hand-in-hand. Our Aura 360 Culture embodies an innovative and decentralized management model, whereby each operation is empowered to make decisions aligned with our organization’s strategic objectives. The effectiveness of this approach has been recognized on a global scale.

For the third consecutive year for our operations in Mexico (Aranzazu) and the second consecutive year for our operations in Honduras (Minosa), we have been awarded the Socially Responsible Company (ESR, for its acronym in Spanish) Seal. This prestigious certification, conferred by the Mexican Centre for Philanthropy (CEMEFI, for its acronym in Spanish) and the Honduran Foundation for Corporate Social Responsibility (FUNDAHRSE, for its acronym in Spanish), acknowledges companies that exhibit a steadfast commitment to sustainable practices, positive social impact and responsible corporate governance.

The certification process entails a rigorous evaluation based on the following key criteria:

•	Corporate governance and business ethics, ensuring transparency and adherence to best management practices.

•	Environmental stewardship, encompassing conservation initiatives, the efficient use of natural resources and impact mitigation strategies.

•	Employee well-being and professional development, fostering a safe, inclusive and growth-oriented workplace.

•	Community engagement, reinforcing local partnerships and contributing to social and educational initiatives.

The attainment of the ESR Seal serves as a testament to our unwavering commitment to extending our impact beyond mining, promoting positive transformation in the regions where we operate, and upholding the highest standards of corporate social responsibility.

In addition to this recognition, we were honored in the 2025 edition of the Mining Sector Companies of the Year awards, organized by Brasil Mineral magazine. We received awards in two categories — Growth (Medium-Sized Companies) and ESG — both determined by public voting. The ESG recognition highlights the Effluent Treatment Plant (ETP) project implemented at Borborema.

Our commitment remains unequivocal: to generate value for all stakeholders through increasingly safe, efficient and socially responsible operations. The Aura 360 Mandala serves as our guiding framework, reaffirming that each achievement is a reflection of our collective endeavor to advance towards more responsible and sustainable mining practices.

In addition, we achieved the Great Place to Work (GPTW) certification in all countries where we operate. This internal survey showed that 81% of employees perceive leadership actions as aligned with the Aura 360 culture, reinforcing our success in creating a positive and collaborative work environment.

Internal career growth was a key accomplishment, with 100% of senior management positions and 84% of management positions filled by internal candidates by December 31, 2025. This demonstrates our commitment to developing employees supported by structured feedback and development planning. In 2025, 385 employees assessed the 360 cycle evaluation (compared to 307 in 2024), with positive outcomes and feedbacks with regard to work environment.

Building on the results of the 2024 audit, Aura focused throughout 2025 on addressing the identified gaps to further strengthen alignment with the Responsible Gold Mining Principles (RGMP) and the Conflict-Free Gold Standard (CFGS). These efforts reinforced internal practices and supported continuous improvement across operations. Looking ahead to 2026, the incorporation of these principles into new units (Borborema and MSG) is planned through a structured self-assessment process, supporting consistency with the World Gold Council framework as we continue to grow.

Customer Base

As of December 31, 2025, we operated mines in three countries: Brazil, Mexico and Honduras. Additionally, we have two projects in development in Brazil, one in Guatemala and one under Care & Maintenance in Colombia. Currently, all gold produced at the Apoena, Almas, Borborema, MSG and Minosa Mines are sold directly or indirectly to four customers; and up to 60,000 metric tons per annum of copper concentrates produced at the Aranzazu Mine are sold directly to Trafigura México, S.A. de C.V. These customers represent almost the totality of our revenue for the Apoena, Almas, Borborema, Minosa and Serra Grande mines and the Aranzazu Mine.

Our largest clients, Asahi Refining Inc., Trafigura México, S.A. de C.V., Auramet International, Inc. and Metalor Technologies SA. represented 53.4%, 26.9%, 12.7% and 6.5%, respectively, of our revenue in 2025 (18.9%, 31.1%, 48.8% and 0% in 2024 and 21.4%, 40.7%, 36.2% and 0% in 2023).

Gold prices are significantly affected by factors such as US dollar strength, expectations for US inflation and US bond yields, US interest rates cycle, international exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. Due to these factors, the gold price fluctuates continually, and such fluctuations are beyond our control.

Trafigura Copper Concentrate Offtake Agreement

On May 21, 2024, our subsidiary Aranzazu Holding, S.A. de C.V. entered into a purchase and sale agreement with Trafigura Mexico, S.A. de C.V. under which we agreed to sell, and Trafigura agreed to purchase, 100% of our copper concentrate production extracted from the mining lot named “Macocozac I,” part of the Aranzazu Mine for the years 2025, 2026 and 2027. The agreement establishes approximate product quantity and quality but grants Trafigura the right to purchase any excess volume and quality, unless expressly waived in writing. If we deliver less than the agreed minimum quantity, Trafigura may unilaterally extend the contract term to allow for delivery of the shortfall on the same terms.

While the agreement refers specifically to copper concentrate, Trafigura also agreed to purchase and pay us for the gold and silver content contained in the concentrate, which will be assayed and valued in accordance with industry standards. Deliveries are to be made monthly on a DAP (Delivered at Place) basis to Trafigura’s designated warehouses in Manzanillo or Guaymas, Mexico, at Trafigura’s option, though we may opt to shift deliveries to FOB terms. The agreement defines detailed chemical specifications for the concentrate, including a minimum copper content and limits on impurities such as arsenic, antimony and bismuth. If these specifications are not met, we may be subject to price penalties. The contract provides for annual treatment and refining charges to be deducted from the purchase price of the product, with the applicable rates varying by delivery year. The agreement provides that each party will independently conduct assays and exchange results, with discrepancies resolved either by averaging or, if beyond agreed tolerances, by a binding umpire assay conducted by a designated laboratory.

The purchase price is based on payable metals (copper, silver and gold) calculated using benchmark prices published by the London Metal Exchange for copper and the London Bullion Market Association for silver and gold. The agreement provides for provisional payments shortly after shipment, with final settlement based on the confirmed assay results and the applicable average market prices. Weighing, sampling and moisture determination will be conducted by Impala Terminals Mexico, S.A. de C.V. in accordance with applicable standards, with results deemed final and binding on the parties; provided that we may appoint an independent laboratory to observe the process. Trafigura may also extend to us a revolving credit facility of up to US$10 million, subject to credit approval, bearing interest at a floating rate equal to 3-month SOFR plus 3% to 4% per annum. As of the date of this annual report, Aranzazu Holding, S.A. de C.V. has not used this credit facility.

Either party may terminate the agreement upon the occurrence of specified events of default, including material breaches that remain uncured for three business days following notice, cross-defaults under related agreements or insolvency-related events such as bankruptcy proceedings or an admitted inability to pay debts. The agreement is governed by Mexican law and provides for dispute resolution by arbitration in Mexico City under the rules of the Arbitration Center of Mexico. It also includes customary provisions relating to force majeure, compliance with environmental and anti-corruption laws, and tax responsibilities.

Our Products

For the year ended December 31, 2025, our primary source of revenue was from the sale of gold and copper mined from Aranzazu, Apoena, Minosa, Almas, Borborema and MSG. In the year ended December 31, 2025, we sold a total of 195,968 ounces of doré gold bars (compared to 172,184 ounces in 2024) at an average realized gold price per ounce sold, gross of US$3,446 (US$2,308 per ounce in 2024), and 36.9 million pounds of copper contained in concentrate (compared to 37.0 million pounds in 2024). Additionally, we sold 10.87 ounces of gold contained in concentrate at an average realized gold price of US$3,439 per gold ounce sold (US$2,398 per ounce in 2024). We have access to worldwide gold and copper concentrate markets and are not reliant on a specific purchaser for the sale of gold. In 2025, all copper concentrate produced in Aranzazu was sold to Trafigura. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Business and Industry—Our products are sold to a small number of large customers.”

Our Markets

Market Overview

As of December 31, 2025, we operated mines in three countries: Brazil, Mexico and Honduras. Additionally, we have three expansion projects in Brazil and one in Colombia and one in Guatemala. During the fiscal year ended December 31, 2025, gold represented 73% of our revenue (compared to 67% in the fiscal year ended December 31, 2024), while copper and gold concentrate revenue represented 27% of the revenue (compared to 33% in the fiscal year ended December 31, 2024). Auramet International, Inc., Asahi Refining, Inc. and Stonex Commodities DMCC are customers of our Apoena, Almas and Minosa Mines business segments, Asahi Refining, Inc. and Metalor Technologies SA are customers of our Borborema Mine segment and Auramet International, Inc., Asahi Refining, Inc., ICBC Standard Bank PLC, Bank of Montreal and Conipa Ind. e Com. de Pres. Metais are customers of our MSG Mines segment. As of December 2025, Trafigura México, S.A. de C.V. is the sole customer for all copper concentrate produced in the Aranzazu Mine.

The table below sets out a breakdown of our revenue by segment for the periods indicated:

	For the years ended December 31,
	2025	2024	2023
	(in millions of US$)
Revenue – Aranzazu Mine (Mexico) – Gold, Copper Concentrate and Molybdenum	246.4	196.8	176.8
Revenue – Apoena Mine (Brazil) – Gold	120.4	90.3	83.8
Revenue – Almas Mine (Brazil) – Gold	196.0	129.4	34.2
Revenue – Borborema Mine (Brazil) – Gold	108.2	n.a.	n.a.
Revenue – Minosa Mine (Honduras) – Gold	230.5	177.7	122.1
Revenue – MSG Mine (Honduras) – Gold	20.2	n.a	n.a
Revenue	921.7	594.2	416.9

Marketing channels

Currently, all gold ingots produced at the Apoena, Almas Borborema, Serra Grande and Minosa mines are sold directly or indirectly to four customers; and up to 60,000 metric tons per annum of copper concentrates produced at the Aranzazu Mine are sold directly to Trafigura México, S.A. de C.V. These customers represent almost the totality of our revenue for the Apoena, Almas, Borborema, Minosa and Serra Grande mines and the Aranzazu Mine.

Key Market Trends

The mining business is subject to global economic cycles which affect the marketability of products derived from mining. In particular, gold prices are significantly affected by factors such as US dollar strength, expectations for US inflation and US bond yields, US interest rates cycle, international exchange rates, changes in reserve policy by central banks and global or regional political and economic crises. Due to these factors, the gold price fluctuates continually, and such fluctuations are beyond our control.

Competitive Environment

The precious and base mineral exploration and mining business are competitive. We compete with numerous other companies and individuals in the search for and the acquisition of mineral properties. Our ability to acquire mineral properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Business and Industry Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Business and Industry—Substantial and increasingly intense competition may harm our business.”

Safety Policies

We value safety and have robust management systems in place to ensure the prevention of all workplace incidents. Senior leadership remains deeply involved, convening regular HSE Corporate Committee meetings. Field leadership continues to bolster safety interactions, and the emphasis of the Safety Training Program is on fostering a culture of prevention and enhanced risk perception among workers.

Environment

Our environmental initiatives include comprehensive efforts to maintain regulatory compliance and foster continuous improvement across our operations, ensuring sustainable growth through the Aura360 strategy. All environmental permits are currently in effect for active operations and construction projects, demonstrating our commitment to regulatory standards.

As part of these ongoing efforts, the construction of the effluent treatment plant at Borborema is advancing as planned. Designed for an average flow rate of 70.0 m³/h, this facility will ensure that all new water input in the production process comes from gray water, following a reverse osmosis treatment. By eliminating the need for water intake from natural sources, this initiative reinforces our commitment to responsible water management and environmental stewardship.

We are also committed to rehabilitating 100% of impacted areas throughout the asset life cycle. At Minosa, 44% of impacted areas have already been rehabilitated, equivalent to 60 hectares under regeneration. We follow an enhanced forest replacement principle, planting six trees for every tree removed, totaling over 350,000 trees planted and conserved.

This progress is supported by a forest nursery with a capacity of approximately 20,000 seedlings per year, which also provides seedlings to community initiatives such as the “As Cruzitas” group for revegetation of springs and erosion-prone areas. The nursery also hosts the only orchidarium in Honduras, preserving 23 endangered orchid species that are rescued and reintroduced into rehabilitated areas.

In 2025, we advanced initiatives focused on circular economy and sustainable mine waste management. At Almas, the Remineralizer Project progressed, aiming to convert rock powder (a mining by-product) into a sustainable agricultural input for soil remineralization in soybean crops. Studies confirmed compliance with Brazilian regulatory requirements, with monitored elements within safe limits and localized positive agronomic effects on plant vigor. Further testing across soil types and preparation of a technical dossier for product registration are planned for 2026.

Similarly, at Aranzazu, the team initiated studies on the reuse of tailings as underground backfill, aiming to reduce the volume sent to tailings dams while promoting internal reuse. This approach contributes to mine stability, supports the recovery of mined areas, reduces contamination risks and lowers the need for new containment structures, reinforcing circular economy practices and more sustainable waste management.

Aura’s Geotechnical Compliance

All of our tailings dams, open pit mines, underground mines, waste dumps and heap leach pads that are currently in operation or that are in care and maintenance are satisfactorily stable and comply with all current legislation and international practices. There are tailings dams and waste piles at Aranzazu, Apoena, Almas and Borborema, as well as a leach heap at Minosa, all operating with updated safety protocols, audits and emergency response plans.

The tailings dams and heap leach pad were designed by experienced engineering companies, in accordance with the regulations in force in the areas in which the mines are located and with international best practices. All dams were built with the downstream method and have an operating manual that provides for the frequency of instrumentation reading, level controls and field inspections, among other matters. The data collected from the instruments and inspections are sent monthly to independent specialized consulting companies that evaluate the data and issue compliance reports that indicate safety conditions and recommendations, when necessary. On a monthly basis this information is reviewed by our executive committee. This procedure meets the highest industry standards.

We remain committed to the decommissioning and closure plan for the nonoperational Aranzazu dams, in alignment with the Aura 360 initiative focused on social and environmental responsibility. The project is currently underway, with updates on its development and key operational aspects.

Our Suppliers

Dependence on raw materials

We rely on third-party suppliers for a number of raw materials, such as water, electrical power, explosives, diesel and chemicals and cement, all of which are readily available.

Relationship with Suppliers

We rely on third-party contractors for several activities, including executing our mine plan and conducting ore and waste extraction in all our operating business units. These contracts are usually executed for a period of 3-5 years, following a competitive process where several companies (including potential new suppliers) participate on a regular basis.

We adopt formal environmental and social criteria in supplier evaluation and contracting, applicable both to new suppliers and ongoing relationships. These practices include legal compliance checks, environmental licenses and certifications, social responsibility assessment, waste management, traceability, emissions control, material reuse and the adoption of cleaner technologies, supported by structured processes such as technical reviews, audits, continuous monitoring and qualification mechanisms (RFI/RFP). From a social perspective, suppliers must confirm compliance with human rights standards — including the prohibition of child and forced labor, respect for labor rights and anti-discrimination commitments — as established in our Code of Conduct and Human Rights Policy. These requirements are contractually formalized, and noncompliance may lead to penalties, including contract termination.

Price Volatility

Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital. As a mining company, we are a supplier of gold and copper and exposed to macroeconomic and geopolitical events and industrial production. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment and minimize social impacts. Sensitivity to macroeconomic and geopolitical events and industrial production, together with the need for significant long-term capital investments, are important sources of risk for our financial performance and growth prospects. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Business and Industry—Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.”

Dependence on Patents, Licenses, Contracts and Processes

In Brazil and Honduras, we sell our gold production to three clients at spot prices and have no exclusivity or minimum supply commitment. In Mexico, we currently have an offtake agreement with Trafigura LLC, which expires in December 2026. See “—Marketing Channels” and “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Business and Industry—Our products are sold to a small number of large customers.”

Seasonality

Our business is not subject to seasonality. With the exception of rainy seasons in Brazil and Honduras, which occasionally can negatively impact productivity, each of our mining properties allows for year-round mining activities.

Operations in Emerging Markets

Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax-efficient manner, we hold each of our material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).

The risks of the corporate structure of the Company and our subsidiaries are risks that are typical and inherent for entities which have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. Our business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction such as a difference in law, business culture and practices, banking systems and internal control over financial reporting.

Intellectual Property

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party nondisclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of December 31, 2025, we did not own any patents or copyrights. We own a number of trademarks covering various brands, products and services, including “Aura Minerais” and “Aura” and domain names, including “www.auraminerals.com/.”

REGULATORY OVERVIEW

Our activities are subject to government regulations in the jurisdictions where we operate, namely: Brazil, Mexico and Honduras. Below is a summary of the material effects of government regulations on our business.

Mining Regulations

In the jurisdictions where we operate, mineral resources belong to the state and can only be extracted by a government concession. Government bodies are charged to provide mining concessions and monitor compliance with laws and mining regulation.

The below table shows a summary of our material mining concessions and similar rights.

Concessions and authorizations	Extension (ha)	Term
Honduras
Minosa
3 Concessions for Exploration and Extraction in La Union, Honduras. (Minosa I, III and IV)	2,399.00	Variable
Mexico
Aranzazu
15 Exploration licenses in Concepcion del Oro (Zacatecas, Mexico)	10,948.69	Variable
12 Extraction licenses in Concepcion del Oro (Zacatecas, Mexico)	1,069.43	Variable
9 Exploration licenses in Mazapil (Zacatecas, Mexico)	487.73	Variable
7 Extraction licenses Mazapil (Zacatecas, Mexico)	143.29	Variable
Colombia
Tolda Fria
1 Exploration license/concession contract in Villamaria, Colombia	164.86	08-Aug-32
Guatemala
Cerro Blanco
1 Exploitation license in Asuncíon Mita, Guatemala	1,525.00	24-Sep-32
Brazil
Almas
1 Mining application in Almas (TO), Brazil	1,759.29	Indefinite
18 Exploration licenses in Almas (TO), Brazil	88,708.13	Variable
1 Exploration license in Conceição Do Tocantins (TO), Brazil	4,782.79	Variable
1 Mining concession in Dianópolis (TO), Brazil	5,175.00	Indefinite
1 Mining application in Dianópolis (TO), Brazil	2,724.46	Indefinite
23 Exploration licenses in Dianópolis (TO), Brazil	90,767.21	Variable
1 Mining concession in Porto Alegre Do Tocantins (TO), Brazil	3,962.00	Indefinite
4 Exploration licenses in Porto Alegre Do Tocantins (TO), Brazil	6,842.88	Variable
Apoena
1 Exploration application in Jauru (MT), Brazil	4,848.68	Indefinite
1 Exploration application in Nova Lacerda (MT), Brazil	20.86	Indefinite
2 Exploration licenses in Nova Lacerda (MT), Brazil	1,204.95	Variable
4 Mining concessions in Pontes E Lacerda (MT), Brazil	544.71	Indefinite
9 Exploration applications in Pontes E Lacerda (MT), Brazil	15,602.18	Indefinite
45 Exploration licenses in Pontes E Lacerda (MT), Brazil	121,010.06	Variable
3 Mining application requests in Pontes E Lacerda (MT), Brazil	586.73	Variable
1 Use guide (Japonês and Nosde) in Pontes E Lacerda (MT), Brazil	493.19	Variable
1 Mining concession in Porto Esperidião (MT), Brazil	374.99	Indefinite
19 Exploration licenses in Porto Esperidião (MT), Brazil	54,246.81	Variable
2 Exploration applications in Vila Bela Da Santíssima Trindade (MT), Brazil	11,162.73	Indefinite
Borborema
2 Exploration licenses in Cruzeta (RN), Brazil	3,867.32	Variable
3 Mining concessions in Currais Novos (RN), Brazil	2,907.20	Indefinite
7 Exploration licenses in Currais Novos (RN), Brazil	7,729.10	Variable
2 Mining applications requests in Currais Novos (RN), Brazil	2,853.62	Variable

Concessions and authorizations	Extension (ha)	Term
3 Exploration licenses in Frei Martinho (PB), Brazil	2,300.36	Variable
4 Exploration licenses in Nova Palmeira (PB), Brazil	3,124.02	Variable
1 Exploration license in Parelhas (RN), Brazil	1,245.37	Variable
2 Exploration licenses in Pedra Lavrada (PB), Brazil	1,114.11	Variable
9 Exploration licenses in Picuí (PB), Brazil	6,638.94	Variable
1 Exploration license in São Vicente Do Seridó (PB), Brazil	734.53	Variable
Carajás
1 Exploration license in Curionópolis (PA), Brazil	9,805.22	Variable
Matupá
3 Mining applications in Guarantã Do Norte (MT), Brazil	16,047.56	Indefinite
5 Exploration licenses in Guarantã Do Norte (MT), Brazil	40,875.73	Variable
1 Exploration license in Matupá (MT), Brazil	9,743.69	Variable
1 Mining application in Novo Mundo (MT), Brazil	3,419.56	Indefinite
1 Exploration license in Novo Mundo (MT), Brazil	6,296.92	Variable
1 Mining application in Peixoto De Azevedo (MT), Brazil	4,998.31	Indefinite
1 Exploration license in Peixoto De Azevedo (MT), Brazil	9,141.97	Variable

MSG
6 Mining concessions in Crixás (GO), Brazil	6,563.75	Indefinite
3 Mining applications in Crixás (GO), Brazil	1,924.67	Indefinite
3 Exploration licenses in Crixás (GO), Brazil	2,051.65	Variable
1 Exploration application in Santa Terezinha de Goiás (GO), Brazil	1,648.58	Indefinite

Brazil

Mining concessions

The Brazilian Federal Constitution provides that mineral resources in national territory, including those underground, are considered assets of the government, regardless of who owns the land. According to articles 23, XI and 176, §1 of the Brazilian Federal Constitution, the exploration and mining of mineral resources may only be carried out under an authorization or concession granted by the government to Brazilians or companies incorporated in Brazil.

Currently, mining activity is regulated by Decree-Law No. 227 of February 28, 1967 (“Mining Code”) and its regulation by the Decree No. 9,406 of June 12, 2018. These regulations govern, inter alia (i) rights over individualized masses of mineral or fossil substances, found on the surface or underground, forming the country’s mineral resources; (ii) extraction methods; and (iii) government oversight of exploration and mining activities and other aspects of the mineral industry.

The National Mining Agency (Agência Nacional de Mineração) (“ANM”) an agency within the Ministry of Mines and Energy (Ministério de Minas e Energia) (“MME”), manages, regulates and oversees mining activity in Brazil, including the granting of exploration licenses. Mining concessions, as a rule, are granted by the Ministry of Mines and Energy.

Among the mining regimes provided for in current legislation, the granting of mining concessions gives its holder the right to extraction minerals for commercial benefit, upon a concession issued by MME or ANM, depending on the substance. Concessions for copper and other metallic substances are issued by MME.

The first step to obtain a mining concession is to apply for an exploration license with ANM, in order to locate and define a deposit and determine its economic feasibility. Once an exploration license is granted, it remains valid for a period of up to three years from the date on which it is published in the Official Gazette (Diário Oficial da União — “DOU”), allowing the holder to carry out prospecting work (but not extraction) in the target area. This 3-year period may be extended once for an additional equal period, provided that a partial exploration report is duly submitted within the applicable deadline. Upon completion of exploration activities, the titleholder must prepare and submit a final report to ANM for analysis and approval. If approved, the holder may then apply for a mining concession, within one year, including proof of technical-economic viability, or “PAE,” of the respective deposit.

Upon granting of the mining concession, the holder must start the works of the PAE within six months, and it may not interrupt such works for more than six consecutive months unless ANM grants prior consent, which is subject to valid reasons being evidenced by the company. The mining concession is currently granted for an indefinite term, but considers the reserves evidenced in the PAE, which may be reviewed and amended from time to time, and is valid until the depletion of the mineral deposit.

Some of our mining concessions were obtained directly through requests filed with ANM (or its predecessor) and granted by MME, while others were obtained by acquiring existing rights from others.

Regulation of Mining Near the Brazilian Border

According to Law No. 6,634, of May 2, 1979, regulated by Decree No. 85,064, of August 26, 1980, any mining activities undertaken in an internal range of 150km from Brazil’s inland borders (“Border Strip”) require authorization from the National Defense Council (Conselho de Defesa Nacional) (“CDN”). To operate at the Border Strip, a mining company must (i) have at least 51% of its equity interest held by Brazilian nationals; (ii) employ at least 2/3 of Brazilian workers; and (iii) have a majority of Brazilian nationals in its administration or management. Apoena S.A. carries out its activities in a region located within the Border Strip, having obtained the applicable CDN authorizations.

CFEM and Royalties

During the period the exploration license is in effect and until the submission of the final report, the license holder must pay an annual fee per hectare to ANM (Taxa Anual por Hectare — ”TAH”). According to ANM Resolution No. 230/2026, as from March 2026 the amounts due for the payment of TAH are R$4.94 per hectare during the original term of the exploration license, and R$7.41 per hectare during the extension of the original term of the exploration license.

In the production stage, the Brazilian government charges a statutory royalty known as Financial Compensation for the Exploitation of Mineral Resources (Compensação Financeira pela Exploração de Recursos Minerais), or “CFEM”. Any revenue resulting from the sale of the mining product is subject to CFEM, which is due and payable to the Federal Government and distributed among the State of production, certain Municipalities and other public administration departments.

Pursuant to Law No. 7,990/1989, CFEM is assessed (i) upon revenues from sales, considering gross revenues, which are calculated as being the amount resulting from sales of mineral product after deduction of the taxes levied on the sales, or (ii) on export, upon the greater of (a) the calculated/incurred revenues by the company or (b) the price defined by the RFB (Método do Preço sob Cotação na Exportação — ”PECEX”) or the reference value defined by ANM if it is not possible to define the price by PECEX, or (iii) for those cases in which the company uses/consumes the mineral production in its industrial process, based on the market price (either international, national, regional or local) or based on the reference value to be defined upon completion of the beneficiation process. The current CFEM rates vary from 1% to 3.5% depending on the substance. The current CFEM rate applicable to gold is 1.5% of gross revenues, while the CFEM rate currently applicable to copper is 2% of gross revenues.

Additionally, a royalty is owed to landowners for the occupation of the real estate property, whenever the mining company does not own the land. Such royalty is equivalent to 50% of the royalty payable to the government.

We are current with CFEM payments. In addition to the CFEM payment, we are subject to the payment of landowner royalties to the owners of the properties overlapping the deposits of Ernesto, Pau a Pique, Lavrinha, Nosde and Japonês.

Mexico

Mining Concessions

Pursuant to the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos), mineral resources are owned by the Mexican nation. The right of use and exploitation of mineral resources by Mexican nationals is only allowed with concession of the federal government, observing the applicable laws and regulations. The Mexican Mining Law (Ley de Minería) and its regulations are the rules governing the granting, use, cancellation and royalties of mining concessions in Mexico.

The Mexican Ministry of Economy (Secretaría de Economía) is entrusted with the authority and regulatory powers to enforce the Mining Law, which in turn relies, pursuant to the Regulations to the Mining Law (Reglamento de la Ley de Minería) and the Ministry of Economy Internal Regulations (Reglamento Interior de la Secretaría de Economía), on the General Bureau of Mines (Dirección General de Minas), which reports to the Extractive Activities Coordination Unit (Unidad de Coordinacion de Actividades Extractivas) as a result of the suppression of the Underministry of Mining (Subsecretaría de Minería). Among the main responsibilities of the General Bureau of Mines are (i) the granting of mining concessions and mining allotments (asignaciones), (ii) the management and updating of the Mining Public Registry (Registro Público de Minería), (iii) the authorization of exploration and exploitation mining works and (iv) the exercise of supervising authority under the Mining Law and the imposition of sanctions. The bureau controls the Mining Public Registry. The main function of such registry is to record concessions, allotments, agreements, and certain administrative actions affecting mining rights. Actions or agreements required by law to be recorded with such registry are enforceable against third parties only upon registration. We are in compliance with such registrations and reports in all material respects.

As per the last amendment to the Mexican Mining Law (article 13), mining concessions are obtained through public bidding. First, the General Bureau of Mines publishes the announcement for bids, after which the interested parties may submit a proposal, and the mining concession is given to the best proposal.

The Mexican Mining Law establishes that mining concessions may only be granted to Mexican individuals, agrarian communities (ejidos or communities), indigenous and afro Mexican communities, towns and companies incorporated under the laws of Mexico, whose corporate purpose includes the exploitation of minerals, and which have their legal domicile in the Mexican territory. Such companies may be wholly owned by Mexican or non-Mexican investors, as all compliance with Mexican legislation.

The Mexican Mining Law provides a term for mining concessions in Mexico of 30 years from the date on which the relevant concession title is recorded in the Mining Public Registry and are renewable on a one-time basis, for an additional 25-year term. Renewal of concessions must be requested within the two years (and not less than one year) prior to their expiration, and to proceed, the concessionaire must have the authorizations and water concession to use industrial mining. As a matter of law, mining concessions will remain in full force and effect until the resolution of their renewal request has been issued, provided that the concession holder has not incurred in a cause of cancellation under the Mexican Mining Law.

Under Article 11 of the Mexican Mining Law, Mexican companies that have foreign shareholders can be concession holders, but such companies must be registered with the National Registry of Foreign Investments (Registro Nacional de Inversiones Extranjeras) of the Mexican Ministry of Economy and must file certain financial, corporate and economic information annually and quarterly. Failure to comply with this registration obligation may result in the imposition of fines.

Obligations of concession holders

Holders of mining concessions are required to comply with various obligations, including but not limited to:

•	execute and evidence constructions and works as provided in the Mining Law and regulations thereunder;

•	paying mining concession fees or duties;

•	complying with applicable safety and environmental provisions and standards;

•	abstaining from removing permanent fortification works, shoring and other installations that are necessary for the stability and safety of the mines;

•	providing the Mexican Ministry of Economy with statistical, technical and accounting reports, in the terms provided in the Mining Law and regulations thereunder;

•	allowing inspection visits by officers of the Mexican Ministry of Economy;

•	informing the Mexican Ministry of Energy (Secretaría de Energía) of any hydrocarbon found in the concession area;

•	providing adequate guaranty (financial vehicle) to the Ministry of Economy pursuant to the requirements under the Mining Law;

•	complying with the social impact and indigenous consultation requirements;

•	providing the Mexican Ministry of Economy with a geological-mining report when the relevant mining concession is cancelled due to expiration of its term, early termination, substitution because of reduction in the size of the concession, infringement or judicial resolution; and

•	providing the Mexican Geological Service (Servicio Geológico Mexicano), in the case of mining concessions granted through a bidding process, semiannual reports regarding the project carried out and the production obtained in the claim covered by the mining concession, for purposes of controlling the payment of the finder’s premium or any other monetary consideration payable to such entity.

The regulations to the Mining Law set forth minimum amounts that must be spent or invested on exploitation activities. A report must be filed in May each year regarding the assessment works carried out in the preceding year. The mining authorities may impose fines on the concession holders if one or more proofs of assessment work reports are not filed on time.

Payment of duties

The use of property for mining purposes in Mexico requires the observance, by the owner of the property, of duties provided for in the Mexico federal fees law. The property owner must, during the months of January and July of each year, pay an ordinary concession duty, which is based on the size of the land and years elapsed in respect of the relevant concession title, that ranges from MXN 10.42 to MXN 230.41 per hectare. In addition, holders of mining concessions must pay special concession duties by applying an 8.5% rate on the positive amount, if any, resulting from the difference between the income obtained from the sale by the holder of the concession of the extracted minerals and the subtraction of certain allowed deductions, except for investments, financial costs and the annual inflationary adjustment. Finally, the extraordinary mining duty must be paid in March of each year, and is determined by applying a 1.0% rate on revenue derived from the sale of gold, silver and platinum. Such duties must be calculated on each concession by the concession holder. The Federal Fees Law provides that concession holders that do not provide evidence of conducting exploitation works during two consecutive years in the first eleven years of concession shall pay, on a biannual basis, an additional amount equivalent to 50% of the ordinary mining duty, calculated on a per hectare basis in the first eleven years of validity of their concession, and 100% thereafter. This payment shall be made until the mining authority validates that exploitation works are being made for two consecutive years and is in addition to any other fee or duty that is required from concession holders.

Cancellation of concessions

Mining concessions in Mexico can be terminated in the following circumstances, among others:

•	expiration of the term of the concession;

•	failure to make duty payments on time for two consecutive fiscal years;

•	failure to submit the reports required of the concession holders under Mining Law and its regulations for two consecutive years or five nonconsecutive years;

•	resolution issued by a competent court;

•	failure to commence the corresponding work within one year from the effective date of the concession or granting;

•	failure to carry out the work covered by the concession within a period of two consecutive years;

•	failure to submit the mine closure plan to the Mexican Ministry of Economy within two years and up to one year prior to the closure of operations;

•	failure to have a valid water concession for industrial use in mining;

•	the existence of an imminent risk of ecological imbalance or irreversible damage or impairment to natural resources, or cases of pollution with dangerous repercussions for ecosystems, their components, surface or underground water systems, or for public health; and

•	breach of any of the terms of Article 55 of the Mining Law, namely:

i.	use of a mining concession to carry out the exploitation of minerals or substances not covered by the Mining Law;

ii.	failure to perform and to prove the assessment works contemplated by the Mining Law and its regulations;

iii.	failure to pay mining duties;

iv.	failure to deliver to the Mexican Geological Service the biannual reports required under the Mining Law or to pay the finder’s premium or any other monetary consideration payable;

v.	carrying out the works and activities provided for in the Mining Law without prior authorization from the competent authorities in matters of the environment, water, indigenous or Afro Mexican consultation, or any other authorization, permit or concession required at the federal, local or municipal level;

vi.	group concessions covering noncontiguous mining claims for assessment works report purposes that do not constitute a mining or mineral-metallurgical unit from a technical and administrative standpoint;

vii.	omit information on the discovery of any hydrocarbons or lithium in the area covered by the mining concession;

viii.	loss of the requisite legal capacity to be the holder of a mining concession;

ix.	failure to report, on two consecutive occasions, any accident that, as a result of mining operations, has caused damage or any incident that endangers the safety of persons, their property, or the environment within the mining claim covered by the concession title in which works and activities are carried out, within a maximum period of seventy-two hours from the occurrence of the events;

x.	failure to inform the Mexican Ministry of Economy of the appointment of the engineer responsible for compliance with mine safety standards;

xi.	prevent Mexican Ministry of Economy staff from entering the premises to carry out verification visits to ensure compliance with the obligations imposed by the Mining Law;

xii.	failure to report the start of exploitation activities within the period set out in the Mining Law;

xiii.	suspend or cancel, without prior notice, the exploitation or benefit activities once they have begun, except by court order or in cases of force majeure;

xiv.	failure to submit, on more than one occasion, the report containing statistical, technical and accounting information, regarding the status of the mining concession, as well as the extraction, production and processing of minerals or substances covered by the concession or failure to submit it in accordance with the terms specified in the Mining Law or its regulations; or

xv.	breach of sections XV, XVI, XVII, XVIII and XX of Article 27 of the Mining Law, namely:

•	failure to submit, prior to the granting of the concession title, a financial vehicle: insurance, letter of credit, deposit with the Federal Treasury or trust to guarantee the prevention, mitigation and compensation measures derived from the corresponding social impact assessment;

•	failure to immediately notify the Mexican Ministry of Economy when, during the course of mining activities, the concessions holders and grants become aware of the presence of other minerals or substances not authorized in their concession title and, where appropriate, to deliver such minerals to the Mexican Ministry of Economy;

•	failure to inform the Mexican Ministry of Economy of any accident that, as a result of mining operations, has caused damage or any incident that endangers the safety of persons, their property or the environment, occurring within the mining lot covered by the concession title under which the works and activities are being carried out, within a maximum period of seventy-two hours from the occurrence of the events;

•	failure to inform the Mexican Ministry of Economy at the start or restart of mining operations of the appointment of the engineer responsible for compliance with mine safety standards; or

•	failure to have authorization from the Mine Restoration, Closure, and Post-closure Program, as provided for in the General Law on Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente).

In case a concession holder fails to comply with the provisions regarding foreign investment, the corresponding concession may not be immediately cancelled or terminated, and the concession holder shall have a period of 45 days after such failure to remedy the failure after its occurrence.

Mexican law provides the federal government with the right to revoke our concessions without right to compensation in case we are unable to meet the terms and conditions established for said concessions or to expropriate our assets if the government deems it to be in the public interest. In the event of expropriation, we are entitled to receive compensation in an amount equal to the commercial value of the assets and taking into consideration the prior investments made by the concession title holder and the depreciation of equipment and facilities used exclusively in connection with the relevant concession; however, the terms for determining such compensation or the timing to receive the compensation are unclear under applicable law and, additionally, such payment may not be made timely and/or may not reflect future revenues expected from the revoked concessions and expropriated assets. Additionally, the Mexican federal government may terminate a mining concession to create national mining reserves. National mining reserves are ore deposits that are deemed as such for public policy reasons (causas de utilidad pública) or to satisfy the Mexican nation’s future needs, including substances that are deemed as strategic. If included in the national mining reserves, ore deposits will no longer be available for or subject to mining concessions or allotments, unless excluded from the national mining reserves by means of a decree issued by the Mexican federal government. Such a decree would authorize the Mexican Ministry of Economy to declare the zone as available and subject to mining concessions.

Water Concessions

The use of water in Mexico, in connection with our operations in Mexico, is regulated primarily by the Mexican National Waters Law (Ley de Aguas Nacionales) and General Water Law (Ley General de Aguas).

Pursuant to the Mexican National Waters Law, to receive a concession for the use and exploitation of a specific volume of ground or surface water, the petitioner is required to demonstrate to the Mexican Federal Government, which authority is exercised through the Mexican National Water Commission (Comisión Nacional del Agua or “CONAGUA”), among others, the property or possession of the real estate in which the extraction of waters will be conducted, an environmental impact study, the plan for the construction to be performed or the characteristics of the existing infrastructure where the extraction and use of water will take place. Concessions for the exploitation and use of national waters have terms from five to thirty years. Once the concession is granted, the concession holder is entitled to exploit and use national waters within the authorized term, and the volume of water that such concession holder is entitled to exploit and use shall vary depending on the supply of groundwater in each region as projected by CONAGUA. The Mexican government is authorized to reduce the usage of ground or surface water granted depending on the volume of water not used by the concession holder.

Termination of water concessions

Concessions for the exploitation of national waters may be terminated, among other reasons, if:

•	the term of the concession title expires, unless such term has been extended;

•	the resignation of the concessionaire;

•	the information provided to the Mexican government in connection with the concession is false;

•	the concession holder fails to pay required concession-related fees;

•	the concession holder dies:

•	the concession has been issued in contravention of the provisions contained in the National Waters Law and its applicable regulations; or

•	the concession holder fails to totally or partially use or exploit national waters for two consecutive years without the existence of a justified cause.

Additionally, the concession for the exploitation and use of national waters may be suspended when the concession holder:

•	does not pay the applicable fees for such exploitation or use in accordance with the applicable laws;

•	does not pay taxes related with such use or exploitation within one fiscal year;

•	does not permit the Mexican government to exercise its inspection rights related to the resources or infrastructure used for the exploitation of the concession;

•	discharges wastes that may affect drinking water sources or may affect the public health; or

•	does not meet the terms and conditions set forth in the concession title.

The suspension will be in effect as long as the concession holder does not correct the default or a competent authority orders to stop the suspension.

Water concessions may also be expropriated for public policy reasons.

We hold several water concessions that are essential to our operations. We believe that we are currently in compliance with the terms of all of our water concessions and wastewater disposal regulations.

Environmental Laws

Our operating mines, development projects and prospects in Mexico are subject to Mexican federal and local environmental laws, and to regulations for the protection of the environment, water quality, water supply, air quality, noise levels, mining waste management and storage, solid wastes and hazardous wastes.

The framework environmental statute in Mexico is the General Law on Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or Environmental Protection Law), which is administrated by the Ministry of Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or SEMARNAT) and enforced by PROFEPA.

In addition to the Environmental Protection Law, there is additional relevant legislation which sets forth provisions applicable to mining activities, including the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental), the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), the Regulations to the Environmental Protection Law on matters of Environmental Impact Evaluation (Reglamento de la Ley General del Equilibrio Ecologico y la Proteccion al Ambiente en Materia de Evaluacion de Impacto Ambiental), the National Waters Law (Ley de Aguas Nacionales), which regulates the use of ground and surface waters as well as wastewater discharges, the General Law for Sustainable Forestry Development (Ley General de Desarrollo Forestal Sustentable), and the General Law of Climate Change (Ley General de Cambio Climático), among others.

The development of mining activities is subject to obtaining several environmental permits granted by different offices within SEMARNAT. The most relevant authorizations are those on matters of (1) environmental impact and risk, (2) forestry land use change and (3) wastewater discharges. Also, the authorizations and permits obtained for the development of mining activities and mineral processing will be subject to the compliance with several conditions and covenants applicable to day-to-day operations.

The PROFEPA monitors compliance with environmental legislation and enforces federal Mexican environmental laws, regulations and official standards. If warranted, pursuant to the results of an inspection visit or prompted by public allegations, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws which, in the most extreme cases, may result in the temporary or permanent closure of noncomplying facilities, imposition of remedial or other clean-up and corrective measures, the revocation of operating licenses and/or other sanctions or fines. According to the Federal Criminal Code (Código Penal Federal), the PROFEPA must inform the relevant governmental authorities of any environmental crimes that are committed by a mining company in Mexico. Additionally, class actions (acciones colectivas) may be initiated in accordance with the Federal Law of Environmental Responsibility and the Federal Code of Civil Procedures (Código Federal de Procedimientos Civiles) regarding environmental responsibility, remediation and compensation for damages caused to the environment by mines and production facilities. Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the international environmental agreements Mexico has ratified, including: (1) the North American Agreement on Environmental Cooperation, (2) the United Nations Framework Convention on Climate Change and (3) the Convention on Biological Diversity, among others.

Honduras

Mining legislation

According to Article 340 of the Honduras Constitution, the exploitation of natural resources is a matter of public utility. As a result, the state regulates the exploitation of natural resources with a social interest and establishes the conditions for granting the right to exploit natural resources to individuals. Furthermore, article 2 of the General Mining Law, Decree No. 238-2012, or the “Honduran Mining Law” states that the Honduras Republic has inalienable, imprescriptible and absolute control over all mineral resources in the country.

The right to exploit mineral resources is obtained through a mining concession. Since the activity significantly impacts the environment, there are several instruments and regulatory bodies responsible for the application of this law. In addition, the National Institute of Geology and Mining (known as “Inhgeomin”) is the mining authority responsible for granting mining rights to individuals or legal entities, pursuant to Article 96 of the Honduran Mining Law. As such, all mining activities, such as the exploitation of large-scale natural resources or industrialized mining, are subject to the mining rights granted by Inhgeomin.

Through our subsidiary, Minerales de Occident, S.A. de C.V., we obtained a mining concession to extract gold and silver with our mining rights that were granted on January 27, 1983 and are valid for 40 years, extendable subject to certain terms, including the amount of proven resources.

On April 2, 2013, the Honduran government approved a new mining law, which increased the royalties and taxes, as well as changed the environmental regulations. As a result, the new Honduran Mining Law increased our operating costs in Honduras. On October 31, 2017, seven articles of the approved Honduran Mining Law, including increased royalties, were declared unconstitutional by the Supreme Court of Honduras. However, the National Honduras Congress approved, in 2019, Decree 109-2019 that reestablished the previously unconstitutional royalties and taxes. As such, currently the royalties correspond to 5% of the sale of Gold FOB (“Free on Board”). Additionally, annual rates of prospecting and extraction in concessions are due, which vary according to the extent of the concession area and the time of the concession. In addition, government authorizations are necessary for the exercise of mining activity, as well as Honduran regulators responsible for regulating mining activity. The National Congress of Honduras approved in 2020, Decree 135-2020, which amended the Mining Law by modifying two articles including article 56A modifying the amounts of the tax canons and included an additional article regarding incentives to export stone aggregates.

Other regulations

Pursuant to Articles 13 and 70 of the Honduran Arms, Authorization and Explosives Control Law, Decree No. 101-2018, the purchase and use of explosives is regulated and must be submitted to the control and supervision of the Honduras Secretariat, in accordance with national security requirements, and ultimately to the Secretariat of Defense in order to be granted a license for the acquisition, transportation, storage, handling and use of explosives.

The municipality of La Union, as a local authority, controls and supervises the businesses carried out under its jurisdiction, as provided for in Article 2 of the Municipalities Regulation Law, Agreement 018-94, or the “Municipalities Law.” Article 124 of the Municipalities Law establishes that all businesses require a specific business license or permit issued by the municipality.

Minerales de Occidente, S.A. de C.V, or “Minosa,” is incorporated pursuant to, and subjects to the laws of, the temporary importation fiscal regime (Decree 37 of December 20, 1984). As a result, it is exempt from paying sales tax and customs duties in the acquisition or importation of raw materials and equipment necessary for the production of the goods and merchandise being exported. In addition, as provided under Decree 51-2003, Minosa is exempt from paying the net asset tax and solidarity contribution. However, with the enactment of Decree 278-2013, which became enforceable on January 1, 2014, the tax exemptions will only be valid for a term of 12 years. As such, Minerales de Occidente S.A. de C.V.’s tax exemption will expire on December 31, 2025.

Environmental Protection

Our exploration, development and mining activities are subject to various levels of federal, state and municipal laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

In all jurisdictions where we operate, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and mining stages of a property with regard to air quality, water quality, wildlife and forestry management and protection, solid and hazardous waste management and disposal, noise, land use and reclamation. As part of our business planning, we identify significant environmental risks and reviews and update the closure costs and environmental restoration associated with our operations. We aim to minimize the potential environmental impacts of our mines throughout the mining process.

Our provision for mine closure and restoration as at December 31, 2025 was US$83.7 million. The provisions have been recorded at their net present values, using long term discount rates based upon the country treasury bill rates of 11.21%, 8.96%, 6.42% and 6.78% in 2025 (11.73%, 10.02% and 7.22% in 2024; 11.75%, 8.94% and 13.65% in 2023) for Brazil, Mexico, Honduras and Guatemala, respectively. Further information regarding the estimate of our mine closure and restoration obligations is set out in Note 16 of our audited consolidated financial statements.

Our ESG strategy continues to support our growth trajectory. Environmentally, in 2025, specific diesel consumption (liter diesel/kton) remained stable compared to 2024, despite the inclusion of a new operation in the reporting scope, demonstrating operational consistency and the maintenance of energy efficiency levels. Total electricity consumption increased by approximately 29%, primarily reflecting the inclusion of the Borborema Mine in the reporting scope.

The financial and operating effects of environmental protection requirements on the capital expenditures and earnings of each mineral property are not significantly different than those of similar-sized mines and therefore are not expected to impact our competitive position in the current or future fiscal years.

Social and Environmental Responsibility Policy

In order to better serve our corporate sustainability obligations and reporting, the Board moved the functions of our former Corporate Sustainability Committee directly to a function of the Board to ensure that the Company conducts its activities in such a manner as to ensure the health and safety of its employees, contractors and host communities; promote sustainable development; preserve the environment and contribute to the development of the communities in which it operates. The steps that the Board, with the assistance of on-site environmental managers, health and safety technicians and environmental consultants, takes to meet these objectives include:

•	identifying, assessing and managing risks to employees, consultants, contractors, the environment and the host communities;

•	reviewing and monitoring the health, safety, environmental and social responsibility policies and procedures of the Company;

•	promoting and supporting improvements to the Company’s health, safety and environmental performance. Reviewing material incidents relating to health, safety and environmental;

•	as it may deem necessary, arranging, implementing and overseeing environmental and safety audits, with respect to any operations within the Company;

•	ensuring that employees, consultants and contractors are provided with the training and resources necessary to meet the Company’s objectives under the health, safety, environmental and social responsibility policies;

•	ensuring that the Company continually consults stakeholders in matters that affect them and develops partnerships that foster the sustainable development of the host communities and enhance economic benefits from the Company’s operations;

•	ensuring that social, economic and cultural rights of the local people are respected; and

•	ensuring that the Company upholds ethical business practices and meeting, or where possible, exceeding applicable legal and other regulatory requirements.

The Company, with the assistance of on-site environmental managers, health and safety technicians and environmental consultants, continues to develop and implement environmental education programs for the Company’s employees and host communities. We have implemented an integrated management system at all our operations based on OHSAS 1800, ISO 14000 norms and the International Cyanide Management Code (the “Code”).  In September 2025, the Apoena Mine received a visit from representatives in connection with the evaluation for recertification under the Code, and the certification process is ongoing.

We engage the communities and other stakeholders to maintain our ‘Social Licence’ to operate. We believe that maintaining a healthy social license to operate and strong stakeholder support for our operations is critical to our success, and accordingly intend to maintain such support to create long-term value for communities and the society at large. Several meetings have been held with communities local to each of our properties to discuss and answer questions regarding our policies, practices and operations, and also to discuss and agree on local projects and initiatives we could support both technically and financially. We are also in the practice of purchasing supplies and hiring personnel from the host communities and encourage our consultants and suppliers to do the same.

We maintain an Integrated Management System (SIGA) that defines guidelines, responsibilities and processes focused on accident prevention, risk mitigation and occupational health promotion. The system is aligned with leading international mining standards and supports a consistent, company-wide approach to Health, Safety, and Environment (HSE) management.

Safety culture is reinforced through the Life-Saving Rules, which establish nonnegotiable behaviors for employees and contractors to prevent high-severity incidents and strengthen operational discipline in critical activities. In parallel, the Major Risk Management Program applies the bow-tie methodology to identify, assess and manage the most critical operational risks in a standardized way across all business units.

Governance is supported by a monthly Health, Safety and Environment Committee composed of C-level leaders and senior executives, who review HSE performance, monitor KPIs and follow up on action plans to drive continuous improvement.

These initiatives have contributed to strong safety milestones across operations, including zero lost-time injuries across the Company and significant achievements at several sites. Aranzazu and Minosa reached three consecutive years without lost-time injuries, while Borborema maintained zero lost-time injuries, including throughout its ramp-up construction phase.

4C. Organizational Structure

A simplified organizational chart showing our corporate structure is set forth below.

See also Exhibit 8.1 to this annual report, which contains a list of our subsidiaries.

Additional Information

For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

4D. Property, Plants and Equipment

We are a mid-tier gold and copper production company focused on the operation and development of gold and copper projects in the Americas. Our material mining properties are described below in “—Mining Properties.” We also have offices in São Paulo (Brazil) and Miami (US).

For additional information on our property, plant and equipment, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Mining Properties

This annual report refers to estimated mineral reserves and mineral resources, including inferred mineral resources, indicated mineral resources, measured mineral resources, probable mineral reserves and proven mineral reserves. See “Scientific and Technical Information—Certain Definitions” for the definition of those terms. Unless the context otherwise requires, all references in this annual report to “qualified person(s)” are to qualified persons as defined in S-K 1300. Our disclosure relating to exploration results, mineral resources, mineral reserves and exploration targets is based on supporting documentation prepared by qualified persons. Technical report summaries for each of our material mining operations have been prepared by qualified persons, as described herein, and are included as exhibits to this annual report.

Overview

Aura is a mid-tier gold and copper production company focused on the operation and development of gold and copper projects in the Americas. We have the following mineral properties:

Production Stage Mines

•	The Minosa Mine (“Minosa,” “Minosa Mine,” the “Minosa Project”) — is an open-pit heap leach gold mine located in the highlands of western Honduras. The mine is situated in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula. The mine’s surface and mineral rights are owned by Minerales de Occidente, S.A. de C.V., or “Minosa,” a wholly owned indirect subsidiary of Aura existing under the laws of Honduras. For more information, see “—Individual Property Disclosure—The Minosa Mine.”

•	The Apoena Mine (“Apoena”) — is a mining complex located in the southwest of Mato Grosso state, near Pontes e Lacerda in Brazil, which consists of the following gold deposits: Lavrinha open-pit mine (“Lavrinha”), the Ernesto open-pit mine (“Ernesto”), the Japonês open-pit mine, the Nosde open-pit mine, and several other near mine open-pit prospects including Bananal North, Bananal South, Japonês West and Pombinhas, among others. The mining rights are (legally or beneficially) held by Mineração Apoena S.A. (Apoena), a company wholly owned by Aura. For more information, see “—Individual Property Disclosure—The Apoena Mine.”

•	The Aranzazu Mine (“Aranzazu Property” or “Aranzazu Mine”) — is an underground copper mine that produces gold and silver as a by-product. It is located within the Municipalities of Concepcion del Oro and Mazapil in the State of Zacatecas, Mexico, near the northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed from either the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila. We own the mining rights over the Aranzazu Property through our direct and indirect interest (via our 100% owned subsidiary Newington Corporation S.L.) in the capital stock of our Mexican subsidiary, Aranzazu Holding S.A. de C.V. (Aranzazu Holding), which in turn holds 100% of the mining rights over the Aranzazu Mine. For more information, see ”—Individual Property Disclosure—The Aranzazu Mine.”

•	The Almas Mine (“Almas”) — is a gold mine located in the state of Tocantins, Brazil. It comprises three deposits: Paiol, Vira Saia and Cata Funda — along with several exploration targets such as Nova Prata/Espinheiro, Jacobina and Morro do Carneiro, spread across a total area of 191,100 hectares of mineral rights. Our mineral rights cover the principal areas of interest, including the Paiol and Cata Funda gold deposits, which are controlled, respectively, by two Mining Concessions (9,137 ha). The Vira Saia deposit is held by two Mining Concession Applications (4,483.75 ha) submitted on March 5, 2013. For more information, see “—Individual Property Disclosure—The Almas Mine.”

•	Borborema Mine (“Borborema”) — is an open pit gold mine, located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. For more information, see “—Individual Property Disclosure—Borborema Mine.”

•	MSG Mines — is a mining complex located in the northwest of the state of Goiás, central Brazil, near the city of Crixás, which consists of three mechanized underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5 Mt. For more information, see “—Individual Property Disclosure—Mineração Serra Grande (‘Serra Grande’).”

Projects in Development

•	Matupá Project (“Matupa”) — is a gold project located in the northern part of the state of Mato Grosso, Brazil and consists of three deposits: X1, Serrinhas (gold) and Guarantã Ridge (base metal). The main focus for exploration was the X1 deposit, a 350-meter-long target which resulted in an established mineral resource and an NI 43-101-compliant technical report. The Matupá Project’s claims consist of multiple exploration targets, including a copper porphyry target, within a total mineral rights area of 62,500 hectares. Aura holds the mineral rights for nine properties, of which three cover an area of 15,333.81 hectares (“ha”) located within an existing Mining Concession (X1 Deposit, Serrinhas and Guarantã Ridge Targets). The other six properties totaling 47,172.65 ha are under an Exploration Permit. The Property totals 62,506.46 hectares in the Alta Floresta Gold Province. For more information, see “—Individual Property Disclosure—Matupá Project.”

•	Era Dorada Project (“Era Dorada”) — is a near-surface gold deposit located in Jutiapa, Guatemala. Ausenco do Brazil Engenharia LTDA. prepared a new feasibility study by December 31, 2025, on behalf of Aura Minerals. The feasibility study outlines further development of the existing underground mine with production of 1,600 t/day. Within the Era Dorada Project, Aura also owns the Mita Geothermal project, which is an advanced-stage, renewable energy project licensed to produce up to 50 megawatts of power. Following our acquisition of Bluestone Resources, we hold 100% of interest in this project. For more information, see “—Individual Property Disclosure—Era Dorada Project.”

Exploration Stage Properties

•	Aura Carajás (“Serra da Estrela Project”) — is a permitted exploration target of 9,805 hectares, located in the State of Para, Brazil, Carajás area. The area includes iron oxide copper gold (“IOCG”) mineralization targets along a 6 km strike with copper surface anomalies of up to 500ppm Cu and has nine historical exploration holes totaling 2,552 meters with positive intercepts showing mineralization. Aura acquired exploration rights and options to test for continuity and economic grades in the target area. For more information, see “—Individual Property Disclosure—Serra da Estrela Project (Aura Carajás).”

Other Projects and Mines

•	São Francisco Gold Mine (“São Francisco”) — is part of Apoena and is an open-pit heap leach gold mine located in the southwest of the state of Mato Grosso, Brazil, approximately 560 km west of Cuiaba, the state capital. Currently, the mine is under care and maintenance and is being held for sale. We have existing surface rights over most of the project area either via direct ownership or agreements with landowners. There are no communities or permanent dwellings within the complex footprint.

•	Tolda Fria Gold Project (“Tolda Fria”) — is a gold project located in the department of Caldas, Colombia. This project has a total of 6,624 hectares in rights minerals and we have been generating potential targets through early-stage exploration. Currently, this project is under care and maintenance. Through our subsidiaries we acquired 100% of the interest in this project. For more information, see “—Individual Property Disclosure—Tolda Fria.”

Map

Our mines are located throughout the Americas, as shown in the map below.

The following tables set out our mineral reserves and mineral resources by material property as of the dates indicated.

Measured and Indicated Exclusive Mineral Resource Estimates (as of December 31, 2025)

	Gold
		Measured			Indicated			Measured & Indicated
Property	Deposit	Tonnes (Kt)	Au (g/t)	Au (oz)	Tonnes (Kt)	Au (g/t)	Au (oz)	Tonnes (Kt)	Au (g/t)	Au (oz)
Almas(24)-(30)	Paiol (Open Pit)	1,623	0.31	16,000	1,167	0.47	18,000	2,790	0.38	34,000
Almas(24)-(30)	Paiol (UG)	—	—	—	2,227	0.88	63,000	2,227	0.88	63,000
Almas(24)-(30)	Cata Funda	99	0.34	1,000	263	0.72	6,000	362	0.61	7,000
Almas(24)-(30)	Vira Saia	76	0.56	1,000	1,095	0.63	22,000	1,171	0.63	24,000
Aranzazu(15)-(23)	Aranzazu	5,217	0.79	132,130	3,508	0.43	48,670	8,725	0.64	180,800
Minosa(6)-(14)	San Andres	1,878	0.27	16,430	25,313	0.36	294,000	27,190	0.36	310,670
Apoena(37)-(46)	Nosde-Lavrinha	626	0.36	7,280	2,608	0.96	80,160	3,234	0.84	87,440
Apoena(37)-(46)	Ernesto	—	—	—	36	1.20	1,400	36	1.20	1,400
Apoena(37)-(46)	Ernesto Connection	—	—	—	240	0.45	3,480	240	0.45	3,480
Apoena(37)-(46)	Pau-A-Pique	242	3.19	24,850	602	2.71	52,450	844	2.95	77,300
Apoena(37)-(46)	Japonês	200	0.45	2,870	13	0.62	260	213	0.46	3,130
Matupa(47)-(53)	X1	74	0.61	1,440	344	0.61	6,700	418	0.61	8,160
Matupa(54)-(59)	Serrinhas	—	—	—	2,600	1.01	83,950	2.60	1.01	83,950
Matupa(54)-(59)	Pe Quente	—	—	—	5,680	0.68	123,960	5.68	0.68	123,960
Borborema(31)-(36)	Borborema	—	—	—	14,100	0.37	168,900	14,100	0.37	168,900
Era Dorada(60)-(67)	Era Dorada	—	—	—	2,460	6.36	503,000	2,460	6.36	503,000
MSG (Open pit) (68)-(74)		530	1.68	28,900	5,320	1.21	207,400	5,860	1.25	236,250
MSG (UG)(68)-(74)		1,620	4.80	250,780	4,770	3.99	611,750	6,400	4.19	862,530
Total		12,185	1.23	482,680	71,346	0.99	2,295,030	84,550	1.02	2,778,970

	Copper
		Measured			Indicated			Measured & Indicated
Property	Deposit	Tonnes (Kt)	Cu (%)	Cu (lb.*1000)	Tonnes (Kt)	Cu (%)	Cu (lb.*1000)	Tonnes (Kt)	Cu (%)	Cu (lb.*1000)
Aranzazu(15)-(23)	Aranzazu	5,217	1.10	126,340	3,508	0.76	58,938	8,725	0.96	185,278
Total		5,217	1.10	126,340	3,508	0.76	58,938	8,725	0.96	185,278

	Silver
		Measured			Indicated			Measured & Indicated
Property	Deposit	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)
Aranzazu(15)-(23)	Aranzazu	5,217	17.40	2,912	3,508	14.00	1,583	8,725	16.00	4,495
Matupa(47)-(53)	X1	74	2.69	6	344	3.39	38	418	3.27	44
Era Dorada(60)-(67)	Era Dorada	—	—	—	2,460	22.76	1,801	2,460	22.76	1,801
Total		5,291	17.15	2,918	6,312	16.86	3,422	11,603	17.00	6,340

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing or other relevant issues.

(5)	Contained metal figures may not add due to rounding.

(6)	The Mineral Resource estimate for the Minosa Mine was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(7)	The effective date of Mineral Resources for San Andres (Minosa) mine is December 31, 2025.

(8)	Mineral Resources are contained within a pit shell and are estimated in situ.

(9)	Mining dilution, mining losses or process losses were not applied in estimating Mineral Resources.

(10)	Mineral Resources are estimated at a cut-off grade of 0.142 g/t Au Oxide and 0.221 g/t Au Mixed. Metallurgical recovery is 70% for oxide material and 45% for mixed material.

(11)	Mineral Resources are estimated using a long-term gold price of US$3,100 per ounce.

(12)	A minimum mining width of 6 m was used. The Mineral Resources are also constrained by a 50 m exclusion zone along the Agua Caliente River.

(13)	Bulk density is estimated by lithology and averages 2.38 g/cm3.

(14)	Surface topography as of December 31, 2024, and a 200m river offset restrictions have been imposed in San Andres.

(15)	The Mineral Resource estimate for the Aranzazu Mine was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(16)	The effective date of Mineral Resources for Aranzazu mine is December 31, 2025.

(17)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses or process losses.

(18)	Mineral Resources are estimated at an NSR cut-off value of $50/t.

(19)	Mineral Resources are estimated using long-term price of US$2,600 per ounce of gold, US$4.40 per pound of copper, US$35 per ounce of silver and a US$/MXN exchange rate of 1:19.

(20)	Metallurgical recoveries are 90.3% for Cu, 78.5% for Au and 59.0% for Ag. The figures only consider material classified as sulphide mineralization for Aranzazu.

(21)	The NSR formula is as follows: NSR = 78.228 x Cu (%) + 57.612 x Au (g/t) + 0.534 x Ag (g/t).

(22)	A minimum mining width of 2.0 m was used.

(23)	Estimated bulk density ranges between 2.03 t/m3 and 5.51 t/m3.

(24)	The Qualified Person for Almas mine is SLR Consulting (Canada) Ltd.

(25)	The effective date of Mineral Resources for Almas mine is December 31, 2025.

(26)	Mineral Resources are reported from optimized pit shells and are estimated in situ.

(27)	Mineral Resources are estimated at a cut-off grade of 0.22 g/t Au for Paiol, 0.25 g/t Au for Cata Funda and 0.24 g/t Au for Vira Saia.

(28)	Mineral Resources are estimated using a long-term gold price of US$3,100 per ounce.

(29)	A minimum mining width of 2 m was considered for Underground Resources.

(30)	Bulk density is 2.75 t/m3 for Paiol, 2.75 t/m3 for Cata Funda and 2.64 t/m3 for Vira Saia. Metallurgical recovery is 92.5% for high-grade (Au≥0.90 g/t) material, 92.5% for medium-grade (0.70≤Au<0.89 g/t) and 86% for low-grade (0.34≤Au<0.69 g/t).

(31)	The Qualified Person for Borborema Mineral Resources is Erik Ronald, P. Geo (PGO #3050), Principal Consultant with SRK Consulting (U.S.), Inc. based in Denver, USA.

(32)	The effective date of Mineral Resources for Borborema mine is December 31, 2025.

(33)	Mineral Resources have been categorized as subject to the opinion of a Qualified Person based on the quality of informing data for the estimate, consistency of geological/grade distribution and data quality, and have been validated using visual and statistical analyses.

(34)	The economic CoG for Mineral Resources is 0.20 g/t Au based on the long-term outlook sale price of US$3,100/troy ounce of gold, 92.1% recovery, average mining costs of US$3.10/t, processing costs of US$13.28/t, G&A of US$2.8 and sustaining capital costs of US$0.92/t.

(35)	Variable pit slope angles between 45 and 64.5 degrees, 0% mining dilution and 100% mining recovery have been used for mineral resources.

(36)	Mineral Resources were reported above the economic 0.20 g/t Au CoG and are constrained by an optimized resource pit shell with all material categorized as mineral reserves excluded from the resource calculation. The quantity of Indicated mineral resources listed above represents the Indicated mineral resources located outside the mineral reserve pit shell. The quantity of Inferred mineral resources represent Inferred located within the reserve pit shell and the resource pit shell. Inferred mineral resources are not considered to be of sufficient confidence for the application of reserve modifying factor.

(37)	The Mineral Resource estimate for the Apoena Mines was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(38)	The effective date of Mineral Resources for Apoena mine is December 31, 2025. The effective date of Mineral Resources and Mineral Reserve in the technical report for Apoena mines is October 31, 2023. The changes since the effective date of the technical report are not material.

(39)	Mineral Resources are reported from optimized pit shells for open pit mines and are estimated in situ.

(40)	Mineral Resources are estimated based on a long-term gold price of US$3,100 per ounce for Nosde-Lavrinha and Ernesto and Ernesto-Connection open pit mines.

(41)	Mineral Resources are estimated based on a long-term gold price of US$3,100 per ounce for Japonês and Ernesto-Lavrinha Connection open pit mines.

(42)	Mineral Resources are estimated using a long-term gold price of US$1,750 per ounce for Pau-a-pique underground mine.

(43)	The Mineral Resource is based on a cut-off grade of 1.34g/t Au and minimum width of 2m in Pau-A-Pique mine (EPP).

(44)	Mineral Resources are estimated insitu from the 410m EL to the 65m EL, or from approximately 30m depth to 500m depth from surface in Pau-A-Pique mine (EPP).

(45)	Surface topography was based on December 31, 2025 in EPP Mine except Pau-A-Pique mine.

(46)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.83 tonnes/m3 in Nosde-Lavrinhas mines for schist and 2.71 tonnes/m3 for meta-arenite and 2.77 tonnes/m3 in Pau-A-Pique mine, 2.65 tonnes/m3 in Ernesto mine and 2.76 tonnes/m3 in Japonês mine.

(47)	The Qualified Person for Matupa project (X1) is Farshid Ghazanfari, P.Geo., Aura’s Mineral Resource and Geology Manager.

(48)	The effective date of Mineral Resources for Matupa (X1) project is August 31, 2022 and is 100% attributable to Aura.

(49)	Mineral Resources of X1 deposit are reported from optimized pit shells for open pit mines and are estimated in situ.

(50)	The Measured and Indicated in situ Mineral Resources of X1 deposit are contained within a limiting pit shell (using a gold price of US$1,800 per ounce) in Matupá.

(51)	The base case cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au in Matupá (X1).

(52)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from metallurgical tests.

(53)	Surface topography used in the models was surveyed July 31, 2021.

(54)	The Qualified Person for Serrinhas and Pe Quente is GE21 consulting (Brazil) Ltd.

(55)	Mineral Resources of Serrinhas and Pe Quente are constrained within an open pit shell generated using Reasonable Prospects of Economic Extraction (RPEE) parameters and are restricted to the limits of the current mining tenements.

(56)	The open pit optimization was completed using Whittle software with a revenue factor of 1.0 using the following assumptions: Gold price of US$3,100 per ounce; Overall slope angles of 36° in saprolite and 52° in fresh rock; Mining costs of US$2.49 per tonne mined (ore) and US$2.28 per tonne mined (waste); Processing cost of US$13.32 per tonne of ROM; Sustaining capital of US$0.75 per tonne of ROM; General and administrative cost of US$4.42 per tonne of ROM; Transportation cost of US$5.07 per tonne of ROM; CFEM and royalties totaling 3% of gross revenue; Mining recovery of 100% and dilution of 0%. Selling cost 106.13 US$/oz.

(57)	Mineral Resources are reported at a cut-off grade of 0.25 g/t Au for Serrinhas and 0.266 for Pe Quente.

(58)	Grades are reported using dry bulk density and tonnages are reported as dry metric tonnes.

(59)	Surface topography used in the Serrinhas and Pe Quente models was surveyed August 31, 2025.

(60)	Era Dorada project mineral resource estimates have been prepared by Garth Kirkham, a Qualified Person as defined by S-K 1300.

(61)	Effective date of the Mineral Resource Estimate is November 30, 2025.

(62)	Mineral resources are classified as Indicated, and Inferred based on geological confidence and continuity, spacing of drill holes and data quality.

(63)	Underground mineral resources are reported at a cut-off grade of 2.25 g Au/t. Cut-off grades are based on assumed metal prices of US$2,500/oz gold and US$28/oz silver, and assumed metallurgical recovery, mining, processing and G&A costs.

(64)	Mineral Resources are reported without applying mining dilution, mining losses or process losses.

(65)	Resources are constrained within underground shapes based on reasonable prospects of economic extraction, in accordance with S-K 1300. Reasonable prospects for economic extraction were met by applying mining shapes with a minimum mining width of 2.0 m, ensuring grade continuity above the cut-off value, and by excluding non-mineable material prior to reporting.

(66)	Metallurgical recoveries reported as the average over the life of mine and are assumed to be 96% Au and 85% Ag, respectively.

(67)	Bulk density is estimated by lithology and averages 2.47, 2.57 and 2.54 g/cm3 for the Salinas, Mita and mineralized vein domains, respectively. Stockpile mineral resources are based on unconsolidated specific gravity of 2.0 gm/mm3 along with gold and silver grades and metal content.

(68)	Serra Grande project mineral resource estimates have been prepared by GE21 consulting (Brazil) Ltd., a Qualified Person as defined by S-K 1300 definition.

(69)	Indicated and Inferred Resource estimate reported above a 0.31 Au (g/t) cut-off for Open Pit and 1.29 Au (g/t) cut-off for Underground.

(70)	The effective date of the Mineral Resource estimate is November 30, 2025.

(71)	The MRE is delimited by Mining tenement areas.

(72)	The MRE was estimated using ordinary kriging in 8 m x 8 m x 3 m blocks according to mineralization zone dimensions to guarantee volumetric adherence.

(73)	The Mineral Resource estimate was restricted by a pit shell defined using metal prices of 3,100.00 US$/oz Au, Mining cost of 2.82 US$/t mined and processing cost of 23.98 US$/t processed.

(74)	Surface Topography as of November 30, 2025.

Proven & Probable Mineral Reserve Estimates (as of December 31, 2025)

	Gold
		Proven			Probable			Proven & Probable
Property	Deposit	Tonnes (Kt)	Au (g/t)	Au (oz)	Tonnes (Kt)	Au (g/t)	Au (oz)	Tonnes (Kt)	Au (g/t)	Au (oz)
Almas(23)-(32)	Paiol (open pit)	14,207	0.74	338,000	3,320	0.75	80,000	17,527	0.74	418,000
Almas(23)-(32)	Paiol (UG)	—	—	—	4,817	1.16	180,000	4,817	1.16	180,000
Almas(23)-(32)	Cata Funda	1,303	1.24	52,000	806	1.14	29,000	2,109	1.19	81,000
Almas(23)-(32)	Vira Saia	1,522	0.99	49,000	3,565	0.75	86,000	5,087	0.83	135,000
Almas(23)-(32)	Heap Leach & Low Grade Stockpile	4,338	0.55	77,000	—	—	—	4,338	0.55	77,000
Aranzazu(13)-(22)	Aranzazu	6,992	0.66	149,190	6,060	0.50	97,210	13,052	0.59	246,400
Minosa(6)-(12)	San Andres	16,149	0.37	188,000	15,889	0.41	209,000	32,038	0.39	397,000
Apoena(33)-(40)	Nosde-Lavrinha	2,244	0.74	53,730	6,119	1.23	241,320	8,363	1.10	295,050
Apoena(33)-(40)	Ernesto	—	—	—	221	1.22	8,640	221	1.22	8,640
Apoena(33)-(40)	Ernesto-Lavrinha Connection	—	—	—	1,155	0.84	31,140	1,155	0.84	31,140
Apoena(33)-(40)	Pau-A-Pique	—	—	—	—	—	—	—	—	—
Apoena(33)-(40)	Japonês	268	0.72	6,180	12	0.95	360	280	0.73	6,540
Apoena(33)-(40)	Stockpile	1,584	0.41	20,620	—	—	—	1,584	0.41	20,620
Matupa(41)-(47)	X1
Borborema(48)-(53)	Borborema	3,200	0.71	73,000	67,300	0.88	1,915,000	70,600	0.88	1,988,000
Era Dorada(54)-(58)	Era Dorada	30	5.35	5	8,717	6.01	1,684,000	8,747	6.01	1,689,000
MSG (Open pit)(59)-(63)		390	1.36	17,110	1,060	1.18	40,470	1,460	1.23	57,580
MSG (UG)(59)-(63)		2,020	2.41	156,170	8,460	1.98	539,020	10,480	2.06	695,190
Total		56,462	0.73	1,324,480	132,186	1.24	5,290,280	188,759	1.09	6,614,660

	Copper
		Proven			Probable			Proven & Probable
Property	Deposit	Tonnes (Kt)	Cu (%)	Cu (lb* 1000.)	Tonnes (Kt)	Cu (%)	Cu (lb.* 1000)	Tonnes (Kt)	Cu (%)	Cu (lb.* 1000)
Aranzazu(13)-(22)	Aranzazu	6,992	0.98	151,342	6,060	0.95	126,812	13,052	0.97	278,154
Total		6,992	0.98	151,342	6,060	0.95	126,812	13,052	0.97	278,154

	Silver
		Proven			Probable			Proven & Probable
Property	Deposit	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)	Tonnes (Kt)	Ag (g/t)	Ag (Koz)
Aranzazu(13)-(22)	Aranzazu	6,992	15.83	3,559	6,060	17.51	3,412	13,052	16.61	6,971
Era Dorada(54)-(58)	Era Dorada	30	22.59	22	8,717	20.39	5,715	8,747	20.40	5,736
Total		7,022	15.86	3,581	14,777	19.21	9,127	21,799	18.13	12,707

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	Mineral Reserves are the economic portion of Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(3)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing or other relevant issues.

(4)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(5)	Contained metal figures may not add due to rounding.

(6)	The Mineral Reserve estimate for the Minosa Mine was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(7)	The effective date of SanAndres (Minosa) Mineral Reserve is December 31, 2025.

(8)	Mineral Reserves are reported from the final pit design and estimated in situ using an average long-term gold price of US$2,600 per ounce.

(9)	Mineral Reserves are reported as Run-of-Mine (ROM) material, reflecting ore delivered directly to the processing facility prior to crushing or beneficiation, after applying dilution (5%), mining recovery (95%) and operational adjustments incorporated into the final pit design. These adjustments include considerations for minimum mining widths, ramp placements and geotechnical constraints to ensure practical mineability.

(10)	The bulk density of ore is variable and applied in the geological block model; it averages 2.38t/m³.

(11)	Mineral Reserves are estimated at a cut-off grade of 0.170 g/t Au Oxide and 0.265 g/t Au Mixed. Metallurgical recovery is 70% for oxide material and 45% for mixed material.

(12)	Surface topography as of December 31, 2025, and 200m river offset restrictions have been imposed, in San Andres.

(13)	The effective date of the Aranzazu Mineral Reserve is December 31, 2025.

(14)	The Mineral Reserve estimate for the Aranzazu Mine was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(15)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(16)	Mineral Reserves are estimated at an NSR cut-off value of US$73.18/tonne.

(17)	Mineral Reserves are estimated using an average long-term price of US$2,600/oz Au, US$4.40/lb. Cu and US$35.00/oz Ag.

(18)	Metallurgical recoveries of 90.3% Cu, 78.5% Au and 59.0% Ag, and a US$/MXN exchange rate of 1:19.

(19)	The NSR formula is as follows: NSR = 78.228 x Cu (%) + 57.612 x Au (g/t) + 0.534 x Ag (g/t).

(20)	A minimum mining width of 2.0 m was used.

(21)	Bulk density is estimated and has an average value of 3.08 t/m3.

(22)	Metallurgical recoveries reported as average over the life of mine.

(23)	The effective date of the Almas Mineral Reserve is December 31, 2025.

(24)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(25)	Mineral Reserves are 100% attributable to Aura.

(26)	Bulk density is 2.75 t/m3 for Paiol, 2.64 t/m3 for Vira Saia and 2.75 t/m3 for Cata Funda.

(27)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(28)	Open Pits Mineral Reserves are estimated using a cut-off grade of 0.26 g/t Au for Paiol, 0.29 g/t Au for Vira Saia and 0.20 g/t Au for Cata Funda.

(29)	Underground Mineral Reserves are estimated at a cut-off grade of 0.51 g/t Au for Transverse Sublevel Stoping and 0.41 g/t Au for Longitudinal Sublevel Stoping. Refer to Section 12.3.3 for additional details. Metallurgical recoveries applied are 91.8% for high-grade and medium-grade ore and 85.2% for low-grade ore in the open-pit deposits. For the underground area, the applied metallurgical recovery is 85.2%.

(30)	Metallurgical recoveries applied are 91.8% for high-grade and medium-grade ore and 85.2% for low-grade ore in the open-pit deposits. For the underground area, the applied metallurgical recovery is 85.2%.

(31)	Mineral Reserves are estimated using an average long-term price of $2,600/oz Au.

(32)	Surface topography based on December 31, 2025 in Almas.

(33)	The Mineral Reserve estimate for the Apoena Mines was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300, qualified to execute the EPP Technical Report under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company.

(34)	The effective date of the Apoena mines Mineral Reserve is December 31, 2025. The effective date of Mineral Resources and Mineral Reserve in the technical report for Apoena mines is October 31, 2023. Since then, we had additional exploration drilling and also mining activities in the Apoena mines. The changes since the effective date of the technical report are not material.

(35)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(36)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(37)	Nosde-Lavrinha Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price 2,600 US$, exchange rate of 5.50 Brazilian Real: US$1.00; total process cost: US$13.76/t; mining costs: US$2.67/t, general and administrative costs: US$3.57/t; sustaining costs: US$0.82/t processed; metallurgical recovery of 93.5%; mining recovery 95% for meta arenite and 98% for schist, mining dilution of 20%; overall slope angle 38°.

(38)	Ernesto Mineral Reserves are estimated using pit designs which have been optimized using only Indicated Resources at $2,600/oz. gold price. Mineral Reserves were estimated at a cut-off grade of 0.35 g/t Au and applying 10% dilution factor with 98% mining recovery.

(39)	Japonês and Ernesto-Lavrinha Connection Mineral Reserves are estimated designed pit using only Measured and Indicated resources, which has been optimized using US$2,600/oz. gold price. Mineral Reserves were estimated at cut-off grade of 0.35 g/t Au and applying 10% dilution factor and 98% mining recovery.

(40)	Surface topography based on December 31, 2025 in Apoena Mines.

(41)	Mineral Reserve estimates for the Matupá (X1) Gold Project was prepared under the supervision of Luiz Pignatari, P.Eng. as a Qualified Person as defined by S-K 1300, qualified to execute the Matupá Technical Report under S-K 1300.

(42)	The effective date of the Matupa (X1) Mineral Reserve is August 31, 2022.

(43)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(44)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(45)	The Mineral Reserve Estimate is based on an updated optimized shell using US$1,500/oz gold price, average dilution of 3%, mining recovery of 100% and break-even cut-off grades of 0.35 g/t Au for X1 pit.

(46)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from the Consolidations tests.

(47)	Surface topography as of July 31, 2021, in Matupá.

(48)	The Qualified Person for the Borborema Reserve Estimate is Bruno Yoshida Tomaselli, B.Sc., FAusIMM, an employee of Deswik.

(49)	The effective date of the Borborema Mineral Reserve is July 1, 2026.

(50)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(51)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(52)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price US$2,600/oz; refining costs US$138.49; mining costs US$2.310/t weathered material, US$3.10/t waste fresh rock, US$3.10/t ore fresh rock; processing costs US$13.28/t processed; general and administrative costs US$2.8 M/a; sustaining costs US$0.92/t processed; process recovery of 92.1%; mining dilution of 5%; ore recovery of 95%; and pit inter-ramp angles that range from 45 – 64.5°.

(53)	Surface topography as of July 31, 2025, in Borborema.

(54)	Era Dorada Mineral Reserve has an effective date of December 5, 2025. The Qualified Person for the estimate is Ruy Lacourt, BSc. Mining Engineering, MSc., Registered Member of the SME, an Associate of Snowden Optiro.

(55)	The Mineral Reserve was estimated using metal prices of US$2,000/oz Au and US$25/oz Ag, and metallurgical recoveries of 96% Au and 85% Ag. Underground mining costs were assumed as US$100/t (Long Hole mining) and US$115/t (Cut-and-Fill mining), with processing, site services and G&A costs of US$32/t, US$18/t and US$20/t, respectively. Royalties comprise 1.05% NSR to the previous owners plus a 1.0% gross government royalty. Cut-off grades in gold equivalent are 2.82 g/t Au eq for underground Long Hole mining and 3.07 g/t Au eq for Cut-and-fill.

(56)	The formula for gold equivalent is Au eq = Au grade + 0.011 * Ag grade.

(57)	The existing surface stockpile (29,726 t, dry basis, at 5.35 g/t Au and 22.59 g/t Ag) was evaluated using the same economic parameters as the underground Mineral Reserve and is classified as Proven Mineral Reserve.

(58)	Tonnages and grades have been rounded in accordance with reporting guidelines. Tonnages are rounded to the nearest 1,000 t, metal grades are rounded to two decimal places. Tonnage and grade are in metric units, containing gold and silver are reported as thousands of troy ounces. Totals may not sum due to rounding.

(59)	Serra Grande Mineral Reserve has an effective date of November 30, 2025. The Qualified Person for the estimate is GE21 consulting (Brazil) Ltd. as defined by S-K 1300 definition.

(60)	The base case cut-off grade (CoG) for the estimate of Mineral Resources is 0.41 g/t Au for open pit and 1.85 g/t Au for underground.

(61)	Open Pit Mineral Reserves are confined within an optimized pit shell that uses the following geometric and economic parameters: Mine Recovery of 95% and dilution 10%, Gold price US$ 2600/oz, Exchange rate of R$ 5.15: US$ 1, Mining costs of US$ 2.82/t for mineralization and waste, Sustaining operating cost of US$ 0.57/t ore mined, Processing cost of US$ 23.98 /t of ore feed, Sustaining processing cost of US$ 0.75 /t of ore feed, General and administrative cost of 3.65 /t of ore feed, Selling cost of US$ 47.90/ oz, CEFEM and Royalties 2.25% of gross revenue, Metallurgical recovery of 95%, Overall slope angle 30° to 68°, Overall strip ratio: 12.85 (ton per ton),

(62)	A minimum mining width of 1.80 m was used for sublevel stope mining method and 4.0 m for room and pillars mining method.

(63)	Surface Topography as of November 30, 2025.

Inferred Mineral Resource Estimates (as of December 31, 2025)

	Gold
		Inferred
Property	Deposit	Tonnes (Kt)	Au (g/t)	Au (oz)
Almas(24)-(30)	Paiol (open pit)	431	0.58	8,000
Almas(24)-(30)	Paiol (UG)	3,744	0.67	81,000
Almas(24)-(30)	Cata Funda	382	0.96	12,000
Almas(24)-(30)	Vira Saia	2,244	0.77	55,000
Aranzazu(15)-(23)	Aranzazu	5,619	0.48	86,120
Minosa(6)-(14)	San Andres	8,439	0.41	111,640
Apoena(37)-(46)	Nosde-Lavrinha	1,967	1.62	102,150
Apoena(37)-(46)	Ernesto (Open Pit)	56	0.90	1,610
Apoena(37)-(46)	Ernesto (UG)	546	1.80	31,690
Apoena(37)-(46)	Ernesto-Lavrinha Connection	533	0.42	7,190
Apoena(37)-(46)	Pau-A-Pique	71	2.47	5,660
Apoena(37)-(46)	Japonês	—	—	—
Matupa(47)-(53)	X1	78	0.78	1,950
Matupa(54)-(59)	Serrinhas	4,610	0.79	117,900
Matupa(54)-(59)	Pe Quente	6,620	0.77	162,900
Borborema(31)-(36)	Borborema	25,200	0.87	706,100
Era Dorada(60)-(67)	Era Dorada	736	5.94	141,000
MSG (Open pit)(67)-(74)	Serra Grande (Open Pit)	8,910	1.16	332,240
MSG (UG)(67)-(74)	Serra Grande (UG)	13,370	4.03	1,733,440
Total		83,570	1.38	3,697,590

	Copper
		Inferred
Property	Deposit	Tones (Kt)	Cu (%)	Cu (lb.*1000)
Aranzazu(15)-(23)	Aranzazu	5,619	0.85	104,858
Total		5,619	0.85	104,858

	Silver
		Inferred
Property	Deposit	Tones (Kt)	Ag (g/t)	Ag (Koz)
Aranzazu (15)-(23)	Aranzazu	5,619	15.00	2,744
Matupa(47)-(53)		78	1.25	3
Era Dorada(60)-(67)	Era Dorada	736	19.22	455
Total		6,433	15.48	3,202

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing or other relevant issues.

(5)	Contained metal figures may not be added due to rounding.

(6)	The Mineral Resource estimate for the Minosa Mine was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(7)	The effective date of Mineral Resources for San Andres (Minosa) mine is December 31, 2025.

(8)	Mineral Resources are contained within a pit shell and are estimated in situ.

(9)	Mining dilution, mining losses or process losses were not applied in estimating Mineral Resources.

(10)	Mineral Resources are estimated at a cut-off grade of 0.142 g/t Au Oxide and 0.221 g/t Au Mixed. Metallurgical recovery is 70% for oxide material and 45% for mixed material.

(11)	Mineral Resources are estimated using a long-term gold price of US$3,100 per ounce.

(12)	A minimum mining width of 6 m was used. The Mineral Resources are also constrained by a 50 m exclusion zone along the Agua Caliente River.

(13)	Bulk density is estimated by lithology and averages 2.38 g/cm3.

(14)	Surface topography as of December 31, 2025, and 200m river offset restrictions have been imposed in San Andres.

(15)	The Mineral Resource estimate for the Aranzazu Mine was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(16)	The effective date of Mineral Resources for Aranzazu mine is December 31, 2025.

(17)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses or process losses.

(18)	Mineral Resources are estimated at an NSR cut-off value of $50/t.

(19)	Mineral Resources are estimated using long-term price of US$2,600 per ounce of gold, US$4.40 per pound of copper, US$35 per ounce of silver and a US$/MXN exchange rate of 1:19.

(20)	Metallurgical recoveries are 90.3% for Cu, 78.5% for Au and 59.0% for Ag. The figures only consider material classified as sulphide mineralization for Aranzazu.

(21)	The NSR formula is as follows: NSR = 78.228 x Cu (%) + 57.612 x Au (g/t) + 0.534 x Ag (g/t).

(22)	A minimum mining width of 2.0 m was used.

(23)	Estimated bulk density ranges between 2.03 t/m3 and 5.51 t/m3.

(24)	The Qualified Person for Almas mine is SLR consulting (Canada) Ltd.

(25)	The effective date of Mineral Resources for Almas mine is December 31, 2025.

(26)	Mineral Resources are reported from optimized pit shells and are estimated in situ.

(27)	Mineral Resources are estimated at a cut-off grade of 0.22 g/t Au for Paiol, 0.25 g/t Au for Cata Funda and 0.24 g/t Au for Vira Saia.

(28)	Mineral Resources are estimated using a long-term gold price of US$2,600 per ounce.

(29)	A minimum mining width of 2 m was considered for Underground Resources.

(30)	Bulk density is 2.75 t/m3 for Paiol, 2.75 t/m3 for Cata Funda, and 2.64 t/m3 for Vira Saia. Metallurgical recovery is 92.5% for high-grade (Au≥0.90 g/t) material, 92.5% for medium-grade (0.70≤Au<0.89 g/t) and 86% for low-grade (0.34≤Au<0.69 g/t).

(31)	The Qualified Person for Borborema Mineral Resources is Erik Ronald, P. Geo (PGO #3050), Principal Consultant with SRK Consulting (U.S.), Inc. based in Denver, USA.

(32)	The effective date of Mineral Resources for Borborema mine is December 31, 2025.

(33)	Mineral Resources have been categorized subject to the opinion of a Qualified Person based on the quality of informing data for the estimate, consistency of geological/grade distribution and data quality, and have been validated using visual and statistical analyses.

(34)	The economic CoG for Mineral Resources is 0.20 g/t Au based on the long-term sale outlook price of US$3,100/troy ounce of gold, 92.1% recovery, average mining costs of US$3.10/t, processing costs of US$13.28/t, G&A of US$2.8 and sustaining capital costs of US$0.92/t.

(35)	Variable pit slope angles between 45 and 64.5 degrees, 0% mining dilution and 100% mining recovery have been used for mineral resources.

(36)	Mineral Resources were reported above the economic 0.20 g/t Au CoG and are constrained by an optimized resource pit shell with all material categorized as mineral reserves excluded from the resource calculation. The quantity of Indicated mineral resources listed above represents the Indicated mineral resources located outside the mineral reserve pit shell. The quantity of Inferred mineral resources represent Inferred located within the reserve pit shell and the resource pit shell. Inferred mineral resources are not considered to be of sufficient confidence for the application of reserve modifying factor.

(37)	The Mineral Resource estimate for the Apoena Mines was prepared under the supervision of Farshid Ghazanfari, P.Geo. as a Qualified Person as defined by S-K 1300.

(38)	The effective date of Mineral Resources for Apoena mine is December 31, 2025. The effective date of Mineral Resources and Mineral Reserve in the technical report for Apoena mines is October 31, 2023. The changes since the effective date of the technical report are not material.

(39)	Mineral Resources are reported from optimized pit shells for open pit mines and are estimated in situ.

(40)	Mineral Resources are estimated based on a long-term gold price of US$3,100 per ounce for Nosde-Lavrinha and Ernesto open pit mines.

(41)	Mineral Resources are estimated based on a long-term gold price of US$3,100 per ounce for Japonês and Ernesto-Lavrinha Connection open pit mines.

(42)	Mineral Resources are estimated using a long-term gold price of US$1,750 per ounce for Pau-a-pique underground mine.

(43)	The underground Mineral Resources is based on a cut-off grade of 1.34g/t Au and minimum width of 2m in Pau-A-Pique mine and 1.00 g/t Au for Ernesto.

(44)	Mineral Resources are estimated in-situ from the 410m EL to the 65m EL, or from approximately 30m depth to 500m depth from surface in Pau-A-Pique mine (EPP).

(45)	Surface topography was based on December 31, 2024 in EPP Mine except Pau-A-Pique mine.

(46)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.83 tonnes/m3 in Nosde-Lavrinhas mines for schist and 2.71 tonnes/m3 for meta-arenite and 2.77 tonnes/m3 in Pau-A-Pique mine, 2.65 tonnes/m3 in Ernesto mine and 2.76 tonnes/m3 in Japonês mine.

(47)	The Qualified Person for Matupa (X1) project is Farshid Ghazanfari, P.Geo. Aura’s Mineral Resource and Geology Manager

(48)	The effective date of Mineral Resources for Matupa project is August 31, 2022 and is 100% attributable to Aura.

(49)	Mineral Resources are reported from optimized pit shells for open pit mines and are estimated in situ.

(50)	The Measured and Indicated in situ Mineral Resources are contained within a limiting pit shell (using a gold price of US$1,800 per ounce Au) in Matupá.

(51)	The base case cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au in Matupá.

(52)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from metallurgical tests.

(53)	Surface topography used in the models was surveyed July 31, 2021.

(54)	The Qualified Person for Serrinhas and Pe Quente is GE21 consulting (Brazil) Ltd.

(55)	Mineral Resources are constrained within an open pit shell generated using Reasonable Prospects of Economic Extraction (RPEE) parameters and are restricted to the limits of the current mining tenements.

(56)	The open pit optimization was completed using Whittle software with a revenue factor of 1.0 using the following assumptions: Gold price of US$3,100 per ounce; Overall slope angles of 36° in saprolite and 52° in fresh rock; Mining costs of US$2.49 per tonne mined (ore) and US$2.28 per tonne mined (waste); Processing cost of US$13.32 per tonne of ROM; Sustaining capital of US$0.75 per tonne of ROM; General and administrative cost of US$4.42 per tonne of ROM; Transportation cost of US$5.07 per tonne of ROM; CEFM and royalties totaling 3% of gross revenue; Mining recovery of 100% and dilution of 0%. Selling cost 106.13 US$/oz.

(57)	Mineral Resources are reported at a cut-off grade of 0.25 g/t Au for Serrinhas and 0.266 for Pe Quente.

(58)	Surface topography used in the Serrinhas and Pe Quente models was surveyed August 31, 2025.

(59)	Mineral Resource tonnages and grades have been rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

(60)	Era Dorada project mineral resource estimates have been prepared by Garth Kirkham, a Qualified Person as defined by S-K 1300.

(61)	Effective date of the Mineral Resource Estimate is November 30, 2025.

(62)	Mineral resources are classified as Indicated, and Inferred based on geological confidence and continuity, spacing of drill holes and data quality.

(63)	Underground mineral resources are reported at a cut-off grade of 2.25 g Au/t. Cut-off grades are based on assumed metal prices of US$2,500/oz gold and US$28/oz silver, and assumed metallurgical recovery, mining, processing and G&A costs.

(64)	Mineral Resources are reported without applying mining dilution, mining losses or process losses.

(65)	Resources are constrained within underground shapes based on reasonable prospects of economic extraction, in accordance with S-K 1300. Reasonable prospects for economic extraction were met by applying mining shapes with a minimum mining width of 2.0 m, ensuring grade continuity above the cut-off value, and by excluding non-mineable material prior to reporting.

(66)	Metallurgical recoveries reported as the average over the life of mine and are assumed to be 96% Au and 85% Ag, respectively.

(67)	Bulk density is estimated by lithology and averages 2.47, 2.57 and 2.54 g/cm3 for the Salinas, Mita and mineralized vein domains, respectively

(68)	Serra Grande project mineral resource estimates have been prepared by GE21 consulting (Brazil) Ltd., a Qualified Person as defined by S-K 1300.

(69)	Indicated and Inferred Resource estimate reported above a 0.31 Au (g/t) cut-off for Open Pit and 1.29 Au (g/t) cut-off for Underground.

(70)	The effective date of the Mineral Resource estimate is November 30, 2025.

(71)	The MRE is delimited by Mining tenement areas.

(72)	The MRE was estimated using ordinary kriging in 8 m x 8 m x 3 m blocks according to mineralization zone dimensions to guarantee volumetric adherence.

(73)	The Mineral Resource estimate was restricted by a pit shell defined using metal prices of 3,100.00 US$/oz Au, Mining cost of 2.82 US$/t mined and processing cost of 23.98 US$/t processed.

(74)	Surface Topography as of November 30, 2025.

Individual Property Disclosure

Minosa Mine

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, San Andres Mine, Department of Copan, Honduras,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The technical report summary is included as an exhibit to this annual report. The Qualified Person for all changes since the date of technical report summary is Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager for the Company. The changes since the effective date of the technical report are not material.

Property Description and Location

The Minosa (San Andres) Mine is a production stage open pit, heap-leach operation located in the highlands of western Honduras, in the municipality of La Unión, Department of Copán approximately 210 km southwest of the city of San Pedro Sula. The Mine’s surface and mineral rights are owned by Minerales de Occidente, S.A. de C.V., or “Minosa,” a wholly owned indirect subsidiary of Aura existing under the laws of Honduras. The geographic coordinates of the property are 14.76° North latitude and 88.94° West longitude, based on the WGS84 datum.

The boundaries and names shown on this map do not imply official endorsement or acceptance by the United Nations.
N
BELIZE
GUATEMALA
HONDURAS
EL SALVADOR
NICARAGUA
CARIBBEAN SEA
PACIFIC OCEAN
Gulf of Honduras
Islas de la Bahía
ISLAS DE LA BAHÍA
SAN ANDRÉS MINE
COPÁN
Santa Rosa de Copán
OCOTEPEQUE
LEMPIRA
SANTA BÁRBARA
CORTÉS
ATLÁNTIDA
YORO
COLÓN
OLANCHO
GRACIAS A DIOS
COMAYAGUA
INTIBUCÁ
LA PAZ
FRANCISCO MORAZÁN
EL PARAÍSO
VALLE
CHOLUTECA
Tegucigalpa
San Pedro Sula
La Ceiba
HONDURAS
Legend:
National capital
Provincial capital
City, town
Major airport
International boundary
Departmental boundary
Pan American Highway
Main road
Secondary road
Railroad
0 25 50 75 100 Kilometres
0 25 50 75 Miles
SLR
Aura Minerals Inc.
San Andrés Mine
Department of Copán, Honduras
Location Map

Source: United Nations-Map No. 3856 Rev.3 2004.

Location Map

289,000E
290,000E
291,000E
292,000E
1,634,000N
1,633,000N
1,632,000N
1,631,000N
N
VILLAGE AZACUALPA
EAST LEDGE
CERRO CORTEZ
WATER TANK HILL PIT
PRIMARY CRUSHER WATER TANK
TWIN HILLS
STOCKPILE INTERMEDIA
PRIMARY CRUSHER Twin Hills
VILLAGE SAN ANDRES
CONCESSION BOUNDARY
PHASE VI-A
PHASE V
PHASE VI
PHASE IV
PHASE III
PHASE IIA
VILLAGE SAN MIGUEL
0
250
500
Metres
SLR
Aura Minerals Inc.
San Andrés Mine
Department of Copán, Honduras
Site Location

Source: Aura 2024.

Minosa Site Concession Map

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Minosa Mine is via paved highways and gravel roads approximately 210 km from San Pedro Sula or 360 km from the capital city of Tegucigalpa. Both cities are serviced by international airports with daily flights to the United States and cities in Latin America.

The Minosa Mine is located approximately 18 km due west of the town of Santa Rosa de Copán, the capital of the Department of Copán. The town site and property of Minosa is reached via a 28 km paved highway from Santa Rosa de Copán, and then by a 22 km gravel road from the turn-off at the town of Cucuyagua. The gravel road is public, but Minosa assists local authorities with the maintenance of this road.

The climate of Minosa is temperate, with a distinct rainy season locally called winter from May to November. Although parts of Honduras lie within the hurricane belt, the western Interior Highlands are generally unaffected by these storms. Temperature decreases with increased elevation and as the Mine site is situated at an elevation of 1,200 m, the climate is quite temperate. Typically, December and January are the coolest months, with average daily temperatures of 17.9°C and 17.8°C, respectively. April and May are typically the warmest months, with average temperatures of about 22°C.

There are several mines operating in Honduras and throughout Central America. These mining operations are supplied and serviced by branch offices and facilities of international contractors and suppliers and by domestic contractors and suppliers. Cement and fuel are provided locally by Honduran companies. Spare parts and supplies from major centers in North or South America can be readily delivered to the site within a reasonable time.

Labor is sourced locally from the many communities located near the mine. Educational, medical, recreational and shopping facilities are established. Management and technical staff are available within Central America and from North or South America as is required. Aura also maintains a corporate office in Canada of experienced geologists and engineers to provide technical support and oversight for all of its projects, including the mine.

The mine has been in operation since 1983 and has a well-developed infrastructure which includes power and water supply, warehouses, maintenance facilities, assay lab and on-site camp facilities for management, staff and contractors. On-site communication includes radio, telephone, internet and satellite television services. Process water is supplied by rainwater run-off collected in a surge pond and by direct pumping from a water well pump station in the perennial Río Lara adjacent to the carbon-in-column adsorption, desorption and recovery plant, or “CIC-ADR.” Chlorinated potable water for the town of Minosa and camp facilities is supplied from a source originating upstream from Minosa along the Río Lara, near the village of La Arena. Purified water for drinking and cooking is purchased from local suppliers.

History

The Minosa property was explored in the 1930s and 1940s by numerous companies including Gold Mines of America and the New York- and Honduras-based Rosario Mining Company, or “Rosario.” In 1945, the property was acquired by the San Andres Mining Company and then purchased by the New Idria Company, or “New Idria” (Malouf, 1985). A 200 short tons-per-day cyanide circuit was installed in 1948. Approximately 300,000 short tons of surface and 100,000 short tons of underground ore averaging 5.8 g/t Au were mined and milled by New Idria. In 1949, Minosa became the first operation to use a carbon-in-pulp plant to recover gold and silver by adsorption using granular carbon, however, numerous problems including poor air travel support logistics and high underground mining costs caused the operation to close in 1954 (Marsden and House 2006). The area remained inactive until it was reopened in 1974 (Malouf, 1985).

In 1974, an exploration permit was granted to Minerales, S.A. de C.V. (“Minosa”), a Noranda Inc. subsidiary. Minosa then joint-ventured the property with Rosario and exploration efforts consisted of soil sampling, mapping and trenching with the purpose of identifying a large, disseminated, open pit gold deposit. Changes in the Honduran tax law forced Minosa to drop the concession in 1976. Compañía Minerales de Copán, S.A. de C.V. (“Minerales de Copán”) acquired the property in January 1983 following changes in the Honduran tax laws. A 60 short tons-per-day heap leach operation was installed and 170 local residents were employed on a basic, shovel-and-wheel-barrow operation. In 1993, Fischer-Watt Gold Company Inc. (“Fischer-Watt”) acquired an option from Minerales de Copán to further explore the property. Fischer-Watt conducted additional mapping and sampling programs with encouraging results. In 1994, Greenstone Resources Ltd. (“Greenstone”) acquired the option from Fischer-Watt. The option was exercised in 1996 and Greenstone subsequently acquired in excess of 99% of Minerales de Copán. Feasibility studies began in 1996, and in 1997 Greenstone completed a feasibility study that evaluated mining the Water Tank Hill deposit. Proposed production was 2.1 million tonnes per annum (“Mtpa”), with the mine life estimated at seven years. The facilities were constructed to handle in excess of 3.5 Mtpa of ore and waste. Following review and approval of the Environmental Impact Assessment (“EIA”) for the mine, Greenstone Minera de Honduras, S.A. de C.V., Greenstone’s wholly owned Honduran subsidiary company, received the mining permit on December 9, 1998 and began mining in early 1999. Their first shipment of gold was on March 30, 1999. Due to cash flow problems within Greenstone, mining and crushing operations ceased at the Mine in mid-December 1999.

Greenstone subsequently defaulted on its obligations to its secured creditor, the Honduran Bank, Banco Atlántida S.A. (“Banco Atlantida”), and the property rights and obligations associated with the mine were transferred to Banco Atlántida. Banco Atlántida formed Minosa to own and operate the Mine and on June 26, 2000, Banco Atlántida’s real estate branch provided a bridge loan to Minosa for operations to resume. RNC Gold Inc. (“RNC”) was retained to provide management services to Minosa, and mining operations resumed in early August 2000 at the Water Tank Hill deposit. The Water Tank Hill pit was depleted in early 2003 and production commenced in the East Ledge pit in March 2003.

On September 7, 2005, RNC purchased 100% of the Mine through the acquisition of 100% of Minosa. On February 28, 2006, Yamana Gold Inc. (“Yamana”) acquired RNC and a 100% beneficial interest in Minosa, which was then acquired by Aura on August 25, 2009.

Geology and Mineralization

The gold deposits at the Mine are hosted within Tertiary-aged felsic volcanic flows, tuffs and agglomerates, thick inter-bedded silica breccias, primarily containing volcanic fragments and tuffaceous sandstones. These volcanic units occur on the south (hanging wall side) of the San Andrés Fault. The fault strikes west-east and dips at 60° to 70° south and it marks the northern boundary of the Water Tank Hill and East Ledge pits. The fault forms the contact between the Permian phyllites (metasediments) to the north and the volcanic units on the south. Mineralization within the phyllites is limited to the Buffa Zone where quartz carbonate veining is proximal to the San Andrés Fault. South of the Mine area, where there is no alteration, the volcanic and sedimentary rocks have a distinctive hematite brick red color; in the Mine area, they have been bleached to light buff yellow and grey colors due to alteration. The younger volcanic and sedimentary units typically have a shallow to moderate southerly dip and thicken to the south of the Mine area.

Structurally, the Mine area is transected by a series of sub-parallel, west to northeast-striking faults that are typically steeply dipping to the south and by numerous north and northwest-striking normal faults and extension fractures. The most prominent fault of the first set is the San Andrés Fault. The San Andrés Fault is parallel to, and coeval with, a major set of west to north-northeast trending strike-slip faults that form the Motagua Suture Zone, which is continuous with the Cayman Trough. The Motagua Suture Zone and the Cayman Trough result from the movement between the North American plate and the Caribbean plate. The direction of movement along these strike-slip faults, including the San Andrés Fault, is left lateral.

The normal faults and extension fractures occur within the volcanic and sedimentary units on the south side of the San Andrés Fault. Average strike of these structures is N25°W; dip is 50° to 80° to the southwest and northeast, forming grabens where the strata are locally offset. These faults and fractures are generally filled with banded quartz and blade calcite and have formed focal points to the alteration and mineralization fluids within the Mine area. These extensional structures are distributed over a wide area, from the East Ledge open pit to Quebrada Del Agua Caliente, approximately 1,500 m to the east, and from the San Andrés Fault, for at least 1,200 m south and are coeval with the strike-slip faults.

There are abundant occurrences of hot springs throughout Honduras and hot springs occur within the immediate vicinity of the Mine. These geothermal systems are most likely caused by thin crust and high regional heat flow resulting from the rifting associated with the Suture Zone. The hot springs are neutral to alkaline in pH and range in temperature from 120°C to 225°C. The high-temperature springs are currently depositing silica sinter with cooling. Structurally, the hot springs are associated with the northwest-trending extensional faults and fractures. The San Andrés deposit is classified as an epithermal gold deposit associated with extension structures within tectonic rift settings. These deposits commonly contain gold and silver mineralization, which is associated with banded quartz veins. At Mine, however, silver does not occur in significant economic quantities. Gold occurs in quartz veins predominantly comprised of colloform banded quartz (generally chalcedony with lesser amounts of fine comb quartz, adularia, dark carbonate and sulphide material). The gold mineralization is deposited as a result of the cooling and interaction of hydrothermal fluids with groundwater and host rocks. The hydrothermal fluids may have migrated some distance from the source; however, there is no clear evidence at the Mine that the fluids or portions of the fluids have been derived from magmatic intrusions.

The rocks hosting the San Andrés deposit have been oxidized near surface as a result of weathering. The zone of oxidation varies in depth from 10 m to more than 200 m, and in the main area is approximately 100 m. The zone of oxidation is generally thicker in the East Ledge deposit compared to the Twin Hills deposit. In the oxide zone, the pyrite has been altered to an iron oxide such as hematite, goethite or jarosite. The oxide zone generally overlies a zone of partial oxidation, called the mixed zone, which consists of both oxidized and sulphide material. The mixed zone may not occur continuously, but where it is present, it reaches thicknesses that vary in depth from 0 m to over 100 m, averaging 50 m, below the zone of oxidation. Gold is commonly associated with sulphide minerals such as pyrite. The sulphide, or “fresh,” zone lies below the mixed zone. The gold contained in the oxide zone is amenable to extraction by heap leaching using a weak cyanide solution. The gold recovery is reduced in the mixed zone as a result of the presence of sulphide minerals, and the gold cannot currently be recovered economically from the sulphide zone by heap leaching.

Based on metallurgical studies, the gold is primarily contained in electrum as fine-grained particles. The particle size of the electrum grains varied from 1 micron (“µ”) x 1 µ up to 10 µ x 133 µ. One native gold grain was noted. The silver generally occurs at about the same grade as gold and the correlation between silver and gold is low at 0.24. Silver is not considered important because of the lower price for silver compared to gold and the lower metal recovery of silver.

Exploration Activities

Since Aura’s acquisition of Minosa on August 25, 2009, exploration activities at the San Andrés Mine have included property-scale geological mapping, road cut channel sampling, geochemical characterization and geophysical surveys, all conducted by Minosa personnel.

District-scale prospecting efforts focused on the San Andrés III and IV concessions, where detailed mapping, systematic sampling and geochemical characterization were conducted. Initial results from this phase indicated strong potential for deeper mineralization.

Exploration efforts in 2022 concentrated on reevaluating regional targets to refine the 2023 program. Geochemical sampling, including soil and rock analyses, was conducted in San Andrés IV during the first half of 2022. Additionally, an aeromagnetic survey covering approximately 4,435 hectares was carried out using drones. The survey identified key structural features interpreted as primary controls on mineralization, aiding in the definition of future exploration targets.

Below is the summary of regional exploration activities and results:

•	San Andrés II: No geochemical anomalies were identified due to the area being covered by a tuff layer.

•	San Andrés III: A new geochemical anomaly was interpreted based on historical soil and rock sampling data. Selected samples were resampled and sent to an external laboratory for further analysis. This anomaly appears to extend from San Andrés IV.

•	San Andrés V: A few samples exhibited anomalous values, warranting further investigation, including detailed mapping and additional sampling in the vicinity of these anomalies.

•	San Andrés X: Exploration results were discouraging, and after reevaluation with updated mapping and sampling, further exploration activities were halted.

Since 2022, exploration activities have been focused on the San Andrés Mine. In 2022, RC drilling totaled 3,459 m across 34 holes and diamond drilling 2,507 m in 19 drill holes, aimed at increasing confidence and filling structural gaps in the alteration models. In 2023, exploration efforts targeted the continuity of historical high-grade sulphide mineralization. A total of 1,988 m was drilled in seven diamond drill holes at Esperanza Alto and Esperanza Bajo, while 10,842 m were drilled across 163 RC drill holes in the main corridor.

Exploration activities in the mining areas during 2024 focused on exploration drilling to test continuity of the sulfide high-grade veins zone in the Minosa mine. A total of 897 meters were drilled in 19 drill holes. The results show intercepts of high-grade sulphides with intervals between 0.35 m to 4.50 m and grades between 2.80 g/t Au to 56.10 g/t Au, identifying two structures with high potential for further exploration. In 2024, Minosa also sent three samples (one from oxide and two from sulfide zones) to the SGS laboratory in Lakefield, Canada for the Mineralogical study. SGS issued a report outlining the findings from advanced mineralogical study and gold deporting.

During 2025, a total of 6,747m in 99 reverse circulation (RC) was drilled in the Minosa mine. The infill drilling campaign had the fundamental purpose of increasing geological confidence in the interpreted models, mainly in mining areas. In addition, deep holes were drilled to delineate oxide, mixed and sulfide contacts, important information for optimizing the mine plan. Furthermore, ore grades were monitored through systematic sampling, which reduced uncertainty in contact zones and provided greater predictability of grades in the block model.

A total of 2,827.3m drilled in seven diamond drilling (DDH) were drilled in 2025. The diamond drilling program aimed to validate the lateral extent and depth of the mineralized veins identified and mapped in previous campaigns. The study focused on intercepting the main structural trend, characterized by NW-SE fault control. Additionally, it sought to delineate high-grade zones through mineralization style analysis. The program also allowed for mapping alteration domains and characterizing geochemical associations.

Exploration work was conducted based on best practice which is outlined in CIM guidelines including the incorporation of QA/QC measures for sampling, assaying and collar and downhole surveys.

Mining and Processing Methods

The San Andrés Mine utilizes conventional open-pit mining methods, including drilling, blasting, loading and hauling. Selective mining is applied where practical to improve ore recovery and reduce dilution. Grade control practices are consistent with good industry standards, ensuring effective ore classification and minimizing material misallocation. The key aspects of the mining methods and operation are outlined below:

•	Pit Design and Layout:

•	The current pit design consists of seven phases, sequenced to balance stripping requirements, ore accessibility and haulage efficiency over the mine life.

•	Mining benches are designed at 6-meter heights, aligning with the capabilities of the selected equipment fleet and operational safety considerations. Bench geometry is optimized for efficient loading, grade control and geotechnical stability.

•	Equipment Fleet:

•	The mining fleet includes a combination of hydraulic excavators, front-end loaders and rigid-frame haul trucks. It is fully contractor-owned and operated.

•	Equipment selection is optimized for material handling efficiency, with periodic fleet assessments and replacements to maintain availability rates.

•	Material Handling:

•	Ore is hauled to one of two primary crushers, where it is reduced to a suitable size for heap leach processing.

•	After crushing, the ore is transported to the HLP for gold extraction.

•	Waste material is hauled to designated storage areas, including external waste dumps and in-pit backfill locations, depending on operational requirements.

•	Waste rock storage facilities are designed with environmental considerations, including drainage control, slope stability measures and erosion prevention supported by ongoing monitoring and management.

•	Dilution and Recovery Management:

•	A dilution factor of 5% is applied, based on historical reconciliation data and operational performance. This accounts for unintentional waste inclusion during mining.

•	Mining recovery is estimated at 96%, considering ore losses due to operational constrains, geotechnical stability requirements and selectivity limitation.

•	Operational Challenges and Mitigation:

•	Steep pit slopes and geotechnical stability are managed through continuous monitoring, slope stability analysis and targeted reinforcement measures such as bench scaling and drainage control.

•	Seasonal rainfall during the wet season (May to November) can impact mining operations; however, water management systems, including surface drainage channels, sumps and pumping infrastructure, are in place to minimize disruptions.

•	Production Rates:

•	The operation targets an annual ore production rate of approximately 7.3 to 7.8 million tonnes of run-of-mine (ROM) ore from 2025 to 2028, with a decrease to 1.6 million tonnes in 2029, as the mine approaches closure.

•	Total material movement (ore + waste) ranges between 9.0 and 12.9 million tonnes per year, depending on stripping requirements and phase sequencing.

•	Gold grades vary between 0.37 and 0.50 g/t Au, with an expected in-situ gold content of 81 to 117 koz annually during the primary production years.

•	Estimated gold production, based on a 68% recovery rate (weighted average), is projected at approximately 55 koz to 79 koz per year from 2025 to 2028, declining to 12 koz in 2029.

The San Andrés Mine employs heap leaching for the recovery of gold from mined material. The processing facilities include two stages of crushing and screening, drum agglomeration, HLPs, an ADR plant for recovering the gold from solution and gold-silver doré casting.

The mine produces approximately 7 Mtpa of ROM material using conventional drilling, blasting, loading and haul truck transportation. The LOM production plan includes 7.6 Mt of material placed during 2025, 7.3 Mt in 2026, 2027 and 2028 and 1.6 Mt in 2029 for a total of 30.7 Mt. The material is mined and transported by haul truck to either the WRSFs or to the primary crushers for processing. The ore is direct dumped into the feed hoppers of two primary crushers operating in parallel. The primary crushed ore is conveyed to an intermediate stockpile. The ore is drawn from the stockpile from three draw points beneath the pile with feeders which discharge onto a conveyor that delivers the ore to secondary crushing. Lime and cement are added to the secondary crushed product on the conveyor and the material is conveyed to two drum agglomerators operating in parallel. Pre-cyanidation is practiced, dosing sodium cyanide on conveyor 8 after the agglomeration drums. The agglomerated material is conveyed to the HLP where it is placed using conveyor stackers. The placed material is leached with cyanide solution for a period of 60 days during which time, cyanide-soluble gold is dissolved into solution. After the first leach cycle the leached panel of material is allowed to rest and the entrained solution drains out of the material. After draining, a new lift of material will be stacked over the leached material and the process will be repeated.

The activated carbon in columns method (CIC) is used to recover the gold and silver from solution. Gold and silver are adsorbed onto the carbon until the carbon is loaded to capacity. The loaded carbon is transferred to the adsorption, desorption, regeneration (ADR) plant where the gold and silver are eluted from the carbon with a solution of caustic soda and alcohol under conditions of high temperature and pressure. The eluate is then passed through electrowinning circuits, and the gold and silver are recovered in the stainless steel mesh cathodes and precipitated sludge in the cells. The precious metal sludge is recovered from the cells, dried and retorted for mercury removal and recovery and smelted in a furnace to produce doré metal ingots for sale.

The eluted or stripped carbon is then regenerated in a high temperature kiln and returned to the carbon adsorption column circuit to adsorb more gold.

Permit conditions

Minosa holds three mineral concessions officially granted by INHGEOMIN (Instituto Hondureño de Geología y Minas): San Andrés I, San Andrés III and San Andrés IV.

•	San Andrés I (“SAI”) is a mining exploitation concession originally granted for 40 years and renewed in 2023 through the administrative legal mechanism of afirmativa ficta, extending its validity until 2053. This Concession covers an area of 355 hectares. The legal mechanism of afirmativa ficta is regulated in articles 28 and 29 of the Administrative Procedure Law, and if duly requested and applied, gives the right to applicants that when a petition is not answered in a timely manner by the competent government authority, such as in the case of the renewal petition filed on October 27, 2022, by Minosa for the SAI mining exploitation concession, the petition is resolved in favor of the applicant. On February 11, 2025, the Legal Department of the Honduran Mining Authority issued a Legal Opinion (Dictamen A.L. -033-2025, folios No. 12396 al 12399 del expediente 45) confirming the application of the legal mechanism of afirmativa ficta, and recommending that the Executive Director of the Mining Regulator issue an administrative resolution in favor of Minosa.

•	San Andrés III (864 hectares) and San Andrés IV (994 hectares) are exploration concessions valid for 10 years, granted in 2020 and expiring in 2030, expanding the Property’s exploration potential by a total of 1,858 hectares. Upon Minosa’s notification to INHGEOMIN, exploitation activities can be initiated in these areas under applicable procedures.

•	Minosa has submitted applications for new exploration concessions, totaling 2,900 additional hectares: San Andrés II (900 hectares), San Andrés V (1,000 hectares) and San Andrés X (1,000 hectares), which are currently under review by INHGEOMIN.

Surface rights over the concessions are secured through various mechanisms:

•	Minosa holds 343 land parcels, grouped in six areas (Territories 1 to 6), acquired through public deeds, some registered in the Honduran Property Institute and others pending registration. Some lots are held under informal or community agreements, such as T6-MI-30, obtained via land swap with local residents. Others, like T5-MI-77, are located within the concession area and used for mining activities under applicable rights, despite not being formally titled.

•	Minosa holds approximately 40% of the surface rights within the concession area.

•	Agreements with local landowners and communities ensure access to land for mining and related activities.

•	Strategic surface rights acquisitions have facilitated the construction of key infrastructure, including access roads, and processing facilities.

Minosa’s legal rights include access, surface use, water use and rights of way, as established in Article 53 of the Honduran Mining Law. These include:

•	Use of state lands not under productive use.

•	Establishment of easements on third-party lands or within other concession areas.

•	Use of water resources (with municipal/state permissions).

•	Recovery of minerals in water and processing byproducts.

•	Conduct of operations directly or via third parties, with prior notification to authorities.

•	Request for administrative inspections related to encroachment or safety risks.

•	Confidentiality rights over technical and financial information submitted to authorities.

Minosa confirms that there are no legal disputes, judicial claims or third-party agreements currently in place that could materially affect its land tenure or the operation of the San Andrés Mine. The project area is not inhabited by Indigenous or Afro-descendant peoples protected by international treaties, and no claims have been filed against the concession or related land parcels.

In areas overlapping with the community of Azacualpa, including parts of the urban center, Minosa must acquire land rights via negotiation or lease with private landowners. For forested areas, timber cutting permits must be obtained from the relevant environmental authority (Instituto Nacional de Conservación Forestal — ICF) in addition to the environmental license.

For a list of our current material concessions, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Overview.” For additional information, see “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to health, safety, and environmental laws and regulations, and concessions, authorizations, licenses and permits are subject to expiration, suspension, limitation on renewal and various other risks and uncertainties.”

Processing plants and other available facilities

The Minosa Mine employs heap leaching for the recovery of gold from mined material. The processing facilities include two stages of crushing and screening, drum agglomeration, HLPs, an ADR plant for recovering the gold from solution and gold-silver doré casting.

The Mine produces approximately 7 Mtpa of ROM material using conventional drilling, blasting, loading and haul truck transportation. The LOM production plan includes 7.6 Mt of material placed during 2025, 7.3 Mt in 2026, 2027 and 2028 and 1.6 Mt in 2029 for a total of 30.7 Mt. The material is mined and transported by haul truck to either the WRSFs or to the primary crushers for processing. The ore is direct dumped into the feed hoppers of two primary crushers operating in parallel. The primary crushed ore is conveyed to an intermediate stockpile. The ore is drawn from the stockpile from three draw points beneath the pile with feeders which discharge onto a conveyor that delivers the ore to secondary crushing. Lime and cement are added to the secondary crushed product on the conveyor and the material is conveyed to two drum agglomerators operating in parallel. Pre-cyanidation is practiced, dosing sodium cyanide on conveyor 8 after the agglomeration drums. The agglomerated material is conveyed to the HLP where it is placed using conveyor stackers. The placed material is leached with cyanide solution for a period of 60 days, during which time cyanide-soluble gold is dissolved into solution. After the first leach cycle, the leached panel of material is allowed to rest and the entrained solution drains out of the material. After draining, a new lift of material will be stacked over the leached material and the process will be repeated.

The activated carbon in columns method (CIC) is used to recover the gold and silver from solution. Gold and silver are adsorbed onto the carbon until the carbon is loaded to capacity. The loaded carbon is transferred to the adsorption, desorption, regeneration (ADR) plant where the gold and silver are eluted from the carbon with a solution of caustic soda and alcohol under conditions of high temperature and pressure. The eluate is then passed through electrowinning circuits, and the gold and silver are recovered in the stainless steel mesh cathodes and precipitated sludge in the cells. The precious metal sludge is recovered from the cells, dried and retorted for mercury removal and recovery and smelted in a furnace to produce doré metal ingots for sale.

The eluted or stripped carbon is then regenerated in a high temperature kiln and returned to the carbon adsorption column circuit to adsorb more gold.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$71 million.

Mineral Resources and Mineral Reserves Estimates

The Mineral Resource estimate was prepared by the Minosa team and supervised and accepted by Farshid Ghazanfari, P.Geo, the Qualified Person under the definition of S-K 1300. Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300. Mineral Resources are reported exclusive of Mineral Reserves.

There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for the Minosa Mine.

The Mineral Resources are based on all available drill hole data ending December 31, 2025, and are reported below the estimated topography for the end of 2025. The Mineral Resources Sulphide material was excluded, and an Agua Caliente River exclusion zone (50 m) was applied.

The San Andrés Mine Mineral Resources exclusive of Mineral Reserves are estimated to be -1.88 million tonnes (Mt) of Measured Mineral Resources at 0.27 Au g/t, 25.31 Mt of Indicated Mineral Resources at 0.36 Au g/t, and 8.44 Mt of Inferred Mineral Resources at 0.41 g/t Au, using a long-term US$3,100 gold price reported at a cut-off grade of 0.142 g/t Au for oxide material and 0.221 g/t Au for mixed material have an effective date of December 31, 2025.

The table below summarizes the San Andrés Mine Mineral Resource estimate as of the dates indicated.

Minosa (San Andres Mine) Mineral Resource Estimate (as of December 31, 2025)

MINERAL RESOURCES CATEGORY	OXIDE				MIXED					Metallurgical recovery (Oxide)	Metallurgical recovery (Mixed)
	Tonnes (t) ‘000	Au (g/t)	Oz	Tonnes (t) ‘000	Au (g/t)	Oz	Tonnes (t) ‘000	Au (g/t)	Oz
Measured	1,165	0.24	9,054	713	0.32	7,377	1,877	0.27	16,431	70%	45%
Indicated	22,182	0.36	253,477	3,130	0.41	40,758	25,312	0.36	294,235	70%	45%
Measured + Indicated	23,347	0.35	262,531	3,843	0.39	48,135	27,190	0.36	310,666	70%	45%
Inferred	7,731	0.41	100,668	708	0.48	10,974	8,439	0.41	111,642	70%	45%

* Notes:

(1)	Mineral Resources is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are reported on a 100% basis, are contained within a pit shell and are estimated in situ.

(4)	Mining dilution, mining losses or process losses were not applied in estimating Mineral Resources.

(5)	Mineral Resources are estimated at a cut-off grade of 0.142 g/t Au Oxide and 0.221 g/t Au Mix.

(6)	Metallurgical recovery is 70% for oxide material and 45% for mixed material.

(7)	Mineral Resources are estimated using a long-term gold price of US$3,100 per ounce.

(8)	A minimum mining width of 6 m was used.

(9)	Bulk density is estimated by lithology and averages 2.38 g/cm3.

(10)	Mineral Resources are exclusive of Mineral Reserves.

(11)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(12)	Numbers may not add due to rounding.

The Mineral Reserve estimates for the San Andrés Mine, as of December 31, 2025, were prepared using the Pseudoflow optimization methodology, and were prepared in accordance with S-K 1300.

The estimated Proven and Probable Reserves total 32.04 Mt at an average grade of 0.39 g/t Au, containing 397,000 ounces of gold, comprising:

•	Proven Reserves of 16.2 Mt grading 0.37 g/t Au, containing 188,000 ounces of gold.

•	Probable Reserves of 15.9 Mt grading 0.41 g/t Au, containing 209,000 ounces of gold.

•	Mineral Reserves are estimated using cut-off grades that are differentiated by material type. The cut-off grade for oxide material is 0.170 g/t Au and for mixed material is 0.265 g/t Au.

•	Modifying factors, including geotechnical, environmental and economic considerations, were applied to support reserve classification.

•	The key parameters used in estimating Mineral Reserves are listed:

•	Gold price: US$2,600/oz reflecting short-term market conditions and the remaining mine life of approximately four years.

•	Metallurgical recovery: 70% and 45% for Oxides and Mixed materials, respectively. based on historical reconciliation data for heap leach processing.

•	Dilution and Recovery: A dilution factor of 5% and mining recovery rate of 95% were applied, consistent with historical operational data and industry standards.

The Mineral Reserve estimate, effective as of the dates indicated, is summarized in the table below:

Minosa (San Andres Mine) Mineral Reserves Estimate* (as of December 31, 2025)

	OXIDE			MIXED			TOTAL
MINERAL RESERVE CATEGORY	Tonnes (t) ‘000	Au (g/t)	Oz	Tonnes (t) ‘000	Au (g/t)	Oz’	Tonnes (t) ‘000	Au (g/t)	Oz	Metallurgical recovery
										(Oxide)	(Mixed)
Proven	14,498	0.35	163,708	1,651	0.46	24,520	16,149	0.36	188,228	70%	45%
Probable	14,103	0.40	182,699	1,786	0.45	25,838	15,889	0.41	208,537	70%	45%
Proven + Probable	30,252	0.38	370,928	3,437	0.46	50,358	32,038	0.39	396,766	70%	45%

*	Notes:

(1)	Mineral Reserves is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The effective date of the estimate is December 31, 2025.

(3)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(4)	Mineral Reserves are estimated using an average long-term gold price of US$2,600 per ounce.

(5)	Mineral Reserves are reported as Run-of-Mine (ROM) material, after applying dilution (5%), mining recovery (95%), and operational adjustments incorporated into the final pit design. These adjustments include considerations for minimum mining widths, ramp placements, and geotechnical constraints to ensure practical mineability. The applied cut-off grades are 0.170 g/t Au for oxide material and 0.265 g/t Au for mixed material.

(6)	The bulk density of ore is variable and applied in the geological block model; it averages 2.38 t/m³.

(7)	The metallurgical recovery is 70% and 45% for Oxides and Mixed materials, respectively.

(8)	The Mineral Reserve did not consider any sulphide material.

(9)	The average strip ratio is 0.45:1.

(10)	Numbers may not add due to rounding.

Mineral Resource Changes from 2024 to 2025

The current exclusive Mineral Resource estimate for the Minosa deposit has been compared to Aura’s 2024 update presented in our prior SEC filings.

The 2025 revision includes metal prices of US$3,100/oz Au, an increase from the US$2,200/oz Au. The contained gold is unchanged in the Measured category, decreased 5% in the Indicated category and decreased by 9% in the Inferred category. The reduction in Mineral Resources is principally related to the depletion in 2025, modification in the estimation strategy and adjustment in the sulfur limit.

Overall Measured and Indicated tonnage increased by 6%. The average gold grade decreased by 10% for Measured and Indicated Mineral Resources, and by 9% for Inferred Mineral Resources.

Mineral Reserve Changes from 2024 to 2025:

The current Mineral Reserve estimate for the San Andrés Mine reflects key updates from the previous Mineral Reserve estimate effective as of December 31, 2025, reported in our prior SEC filings.

•	Depletion (-128 koz in situ, -72 koz recovered from which 111 koz sent to leach pad and 16 koz to low grade stockpile): Reduction due to 2025 production.

•	Gold Price Adjustment: A minor increase in Mineral Reserves tonnes due to the price adjustment to US$2,600/oz.

Comparison of 2025 to 2024 Mineral Reserve Estimate

Category	2024 Mineral Reserves	2025 Mineral Reserves	Change
Total Tonnage (kt)	30,655	32,038	4%
Average Gold Grade (g/t Au)	0.44	0.39	-11%
Contained Gold (koz)	429	397	-7%
Gold Price (US$/oz)	2,000	2,600	30%

In addition to the changes in the contained gold, the following changes are noted:

•	Average gold grade decreased by 11.0%, the impact of the higher gold price (US$2,600/oz vs. US$2,000/oz used in the 2024 Mineral Reserves), which allowed for the inclusion of lower-grade material while maintaining economic viability.

•	Total contained metal decreased by 7%, primarily due to depletion.

Operational Updates

The table below sets out selected operating information for Minosa for the periods indicated.

	For the year ended December 31,
Operation Statistics	2025	2024
Ore mined (tonnes)	9,732,563	8,454,345
Waste mined (tonnes)	2,385,944	4,152,759
Total mined (tonnes)	12,118,507	12,607,104
Waste to ore ratio	0.25	0.49
Ore plant feed (tonnes)	7,826,908	8,544,997
Grade (g/t)	0.44	0.44
Recovery (%)	65%	65%
Production (ounces)	71,649	78,372
Sales (ounces)	70,161	79,036
Average cash cost per ounce of gold produced (US$)	1,152	1,126

Results for Minosa during 2025 as compared to 2024 are as follows:

•	In 2025, grades remained stable at 0.44g/t Au; and

•	Ore mined reached 9,732,563 tons in 2025, a 15% increase from 2024.

Other updates

On March 1, 2022, the Honduran Ministry of Energy, Natural Resources, Environment and Mines issued a press release that referred to the following matters: (a) the cancellation of approval of extraction permits; (b) declaring the Honduran territory free of open pit mining; (c) pursuant to the approval of a mining moratorium for metallic and non-metallic exploration and extraction, environmental licenses, permits and concessions would be reviewed, suspended and cancelled; and (d) areas of high ecological value would be taken over by the government to ensure their conservation. This did not have any immediate resulting effects on our production in Minosa.

On February 8, 2024, we announced the launch of Seeds of Hope, a venture by the Foundation San Andres at the Minosa Mine in Honduras. This initiative aims to foster social and economic progress by cultivating grapes and producing wine within the mine premises. Seeds of Hope has already created employment for 30 individuals and is expected to generate up to 250 direct jobs once fully operational, primarily filled by residents. With an initial investment of approximately US$1 million for the first five years, the venture highlights Aura’s commitment to responsible mining and sustainable development, aiming to transform the Copán region into a renowned wine-producing area and bring prosperity to its communities.

In 2025, Minosa launched the VETA Program as an initiative to strengthen women’s well-being, leadership, and personal and professional development within the mining context. The program originated from a dialogue between female employees and senior leadership on International Women’s Day and was structured as an ongoing development journey rather than isolated training actions. Built around comprehensive development, identity building and continuous engagement through monthly workshops, mentoring sessions and reflective dialogues, VETA brought together 76 participants across employees, contractors and service providers. Activities addressed topics such as self-awareness, women’s leadership, work-life balance, financial education, holistic health and community engagement. As a practical outcome of these discussions, a lactation room was implemented at the site, reinforcing our commitment to a more inclusive and supportive workplace.

Apoena Mines (EPP Mines)

Qualified Person

Parts of this section are derived from the technical report summary, entitled “Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve,” issued March 28, 2025, with an effective date of October 31, 2023, prepared by Porfirio Cabaleiro Rodriguez, Luiz Eduardo Campos Pignatari, Farshid Ghazanfari, Homero Delboni Junior and Branca Horta de Almeida Abrantes as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The technical report summary is included as an exhibit to this annual report. The Qualified Person for all changes since the date of technical report summary is Farshid Ghazanfari, P.Geo. The changes since the effective date of the technical report are not material.

Property Description and Location

Apoena mines are production stage mines near the town of Pontes e Lacerda, about 450 km west of Cuiabá, which is the capital of the Brazilian state of Mato Grosso. The Ernesto Mine is approximately 12 km southeast of Pontes e Lacerda and the entrance to the project has the coordinates 258141.59 east, 8303731.75 north, SAD 1969 21S. It can be accessed from Pontes e Lacerda by paved road BR-174 by a network of good gravel and dirt roads that offer year-round access for two-wheel drive vehicles. The Pau-a-Pique Mine is located approximately 38 km southeast of Pontes e Lacerda and the entrance to the project has the coordinates 269453.05 east, 8266523.38 north, SAD 1969 21S. The graphic shows the location of the Ernesto, Lavrinha and Pau-a-Pique properties.

Deposits
Mineral Rights
Road Network
BR-070
BR-174
EPP Project
BR-174
866.032/2001
Japonês
Nosde
866.276/2001
866.876/2005
866.877/2005
Ernesto
Lavrinha
866.022/2001
866.148/2003
Pau-a-Pique
Cuiabá
BR-070
0 2,5 5 km
250000
260000
270000
8300000
8290000
8280000
8270000
254000
256000
258000
8306000
8304000
8302000
-60
-59
-58
-57
-56
-14
-15
-16

Apoena Mine Concession Map

The Ernesto Property comprises 1,412.89 ha of six mining sites whose rights are (legally or beneficially) held by Mineração Apoena S.A. (Apoena), a company wholly owned by Aura.

Coordinates of the Ernesto, Lavrinha and Pau-a-Pique Concessions

Mining Rights of the Ernesto District
Target	ANM Process No.	Petitioner	Area (ha)	Status
Ernesto	866.022/2001	Apoena	375.49	Mining Concession
Ernesto	866.876/2005	Apoena	41.63	Mining Concession
Ernesto	866.877/2005	Apoena	15.96	Mining Concession
Lavrinha	866.276/2001	Apoena	111.63	Mining Concession
Nosde/Japonês	866.032/2001	Apoena	493.19	Application for Mining Concession
Pau-a-Pique	866.148/2003	Apoena	374.99	Mining Concession

As part of the purchase agreement, a 2% NSR royalty is payable on gold ounces produced from the EPP Mine with respect to up to 1,000,000 collective ounces of gold, and thereafter, a 1% NSR on gold ounces produced from the Project. A 0.5% NSR royalty is due to each landowner (one for Ernesto/Lavrinha, and one for Pau-a-Pique), proportional to their surface rights. The mining code provides that landowners are entitled to a royalty equivalent to 50% of the royalty due to the government (the Financial Compensation for Exploitation of Mineral Resources — CFEM) and CFEM is calculated based on (Loss)/Profit for the year resulting from the sales of the mineral product, deducting taxes, transport costs and insurance. In the case of gold, the rate of CFEM is 1%, thus the landowner royalty is 0.5%.

Accessibility, Climate, Local Resources, Infrastructure, Physiography and Socio-Economic Context

The Ernesto Property is accessible by paved road BR-174 and then gravel and dirt roads that offer year-round access to the Project. The Lavrinha Property is accessed from Pontes e Lacerda by the same roads used to access the Ernesto Property. The Pau-a-Pique Deposit is approximately 73 km away from Pontes e Lacerda by road, and approximately 47 km away by dirt road from Ernesto.

The climate in the Project area is suitable for year-round mining. The region boasts the hot, tropical and semi-humid climate of the Mato Grosso state in Central West Brazil. The area has two well-defined seasons: one dry season, usually from April to October, and a season that receives large amounts of rain during November to March.

The Ernesto Property is in a range of hills that runs from northwest of Pontes e Lacerda to southeast of Pau-a-Pique. The terrain is composed of rolling hills. The Ernesto District is covered by the Amazon Forest, much of which has been cleared for livestock activity.

Locally, topographic features are characterized by flat relief and hilly highlands with elevation ranging between 280 m and 430 m. The Property averages around 270 m above sea level.

-59.50
-59.00
-14.50
-15.00
-15.50
Deposits
Ernesto
Japonês
Lavrinha
Nosde
Pau-a-Pique
Rio Alegre
São Francisco
São Vicente
0
10
20 km

Aura operated the São Francisco Mine and the past-producing São Vincente Mine until 2014, both in the vicinity of Pontes e Lacerda. Experienced personnel can be found in the local region or in the state capital Cuiabá (approximately 450 km to the east). The nearest major airport is in Cuiabá.

The Ernesto Property contains a 130 tonnes per hour carbon-in-leach process plant, which includes crushing, milling and tailing facilities with power supplied from the national grid via 138 kV transmission line from Pontes e Lacerda. The Ernesto Property also contains a gatehouse, administration offices, core shack, explosives storage facility and the Ernesto open pit and waste rock dump. The contiguous properties do not contain any infrastructure, only the open pits and waste rock dumps. The Pau-a-Pique Property contains an underground mine in addition to surface facilities for administration and maintenance.

Aura has existing surface rights over most of the Project area either via direct ownership or agreements with landowners. There are no communities or permanent dwellings within the Complex footprint.

History

The Complex’s history is rooted in gold exploration in the late 17th and early 18th centuries. Exploration and resource extraction activities started with artisanal miners recovering placer gold along the rivers and streams in the Complex area. The gold was first discovered at the Aguapeí Gold Belt in the 18th century, where it was mined from primary (mainly), colluvial, alluvial or placer deposits. Modern gold mining began in 1984, during a second gold rush at Alto Guaporé Gold Province (1984-1997). Artisanal miners, after the exhaustion of alluvial and colluvial deposits, discovered several small primary gold deposits close to Pontes e Lacerda city.

Around Ernesto Complex, in 1992, Anglo American carried out intensive surface geochemical surveys along the belt, mainly stream sediment sampling. In 1993, Madison do Brasil, after the acquisition of exploration permits from Copacel and Minopar, carried out a diamond drilling program. In 1994, Madison do Brasil company assigned its mineral rights and transferred control of the exploration permits to TVX Gold, which, in 1995, carried out additional drilling campaigns. In the same year, TVX Gold transferred its mineral rights to MSE to capitalize on other business priorities. MSE drilled more exploratory drill holes. After 1995, no exploration was done until Yamana consolidated and expanded the Ernesto area claims. Yamana’s exploration of the Ernesto Property began in 2003 and consisted of surveying, rock chip sampling, chip channel sampling, soil sampling and mapping.

From 2003 to 2009, drill programs were carried out to extend and convert near-surface resources that were excavated by artisanal miners. However, the main goal was to increase resources at the São Francisco Mine. In May 2015, Apoena Mineração, a subsidiary of Aura Minerals that already held the mineral rights of the São Francisco and São Vicente Mines, acquired the mining rights of Yamana Gold, including the EPP Mine. The ramp-up, initiated in 2016, at the Complex had approximately 233,000 oz in Proven and Probable Reserves. During the next seven years, over 420,000 oz of gold was produced. Recently it was decided to increase investments in exploration to extend the mine’s lifespan. These investments have been successful, leading to an increase in Proven and Probable Mineral Reserves to over 276,000 oz, resulting in an additional five or more years to the life of mine (LOM).

Initial exploration work by Yamana began in 2009 on Pau-a-Pique Deposit, following up on earlier artisanal mining activity. From 2015 to 2016, Aura conducted a drilling campaign over the Deposit. The Pau-a-Pique Mine started operations in 2017, following its acquisition by Apoena (Aura Minerals), and produced 61,099 oz until 2022, when operations were suspended.

Geology and Mineralization

The Apoena deposits are situated in the Middle Proterozoic Aguapeí Belt, along the southwestern margin of the Amazon Craton, in the Sunsás-Aguapeí Province (1.20 and 0.95 Ga; Teixeira et al., 2010). The EPP Mine deposits are described as a detachment-style gold deposit that typically has the following characteristics:

Gold mineralization is associated with low angle to flat detachment faults, generally with a normal (extensional) sense of movement which consistently places younger units over older units. Mineralization is epigenetic, hydrothermal in origin and is structurally controlled. Gold mineralization is located along asymmetrical anticlines and synclines that plunge gently to the north and are cut by Northwest and Northeast-trending narrow faults.

The Nosde-Lavrinha deposits consists of gold-rich quartz veins and veinlets occurring along a relatively thick, shallow-dipping structure at the base of the metasedimentary sequence and within altered sulfidic horizons in overlying meta-arenite units. The basal structure is interpreted to be a low-angle detachment fault that has been folded and faulted together with the overlying stratigraphy.

Gold mineralization in Apoena mines and surrounding areas occurs in four zones, which consists of the Lower Trap (Ernesto Mine), Middle Trap (Ernesto Mine and Ernesto connection deposit), Upper Trap (Lavrinha and Nosde Mines) and Bonus Trap (Nosde Mine).

The Upper Trap is widely developed in the Lavrinha and Nosde deposits, occurs in metapelitic rocks (hematite sericite schist) in dilation zones of the intensely deformed synclinal troughs. The Upper and Intermediate traps share similar alteration and mineralization suites. The Upper Trap seems to be eroded in the Ernesto Deposit area.

Summary of mineralized traps in EPP Mine deposits

Trap	Host Rock	Type	Vein Geometry	Structural Context	Mineral Assembly
Lower Trap (Ernesto)	Contact between metatonalite and metasediments of Fortuna Fm.	Disseminated and Quartz Veins	Shear veins from 3 to 20 cm width dipping 45° towards SW, with metric quartz pockets	Low angle shear zone	(Qtz + Ser + Chl + Py + Hem ± Esp ± Mag)
Middle Trap (Ernesto)	Interbedded metaconglomerate and metarenite	Disseminated and Quartz Veins	Shear veins from 3 to 20 cm width dipping 45° towards SW, with metric quartz pockets	Intra-stratigraphic shear zone	(Qtz + Py + Hem ± Esp ± Mag ± Ser ± Chl)
Upper Trap (Lavrinha/Nosde)	Interbedded schist and metarenite	Disseminated and Quartz Veins	Bedding-parallel shear veins with <30 cm width	Intra-stratigraphic shear zone	(Qtz + Ser + Chl + Py + Hem ± Esp ± Mag ± Sd)
Bonus Trap (Nosde)	Metarenite	Disseminated and Quartz Veins	Mineralized veins orthogonal to bedding (191°/54°) or parallel (27°/21°), and conjugate vein arrays (126°/58°, 277°/51°, 16°/37°)	Competent metarenite layer with open dome and basing folds, and rupture of axial planes	(Qtz + Py + Hem ± Esp ± Mag ± Ser ± Chl)

Representative cross section and plan view of mineralized zone in the Lavrinha Mine

The Bonus Trap consists of centimeter thick cross-cutting quartz veins hosted by the upper metasandstone in the Nosde and Japonês deposits. These milky quartz veins include fresh and weathered pyrite and boxworks, along with visible gold. Hematite and limonite occur as fissure-filling and halos around the mineralized quartz veins.

Planview and typical section of the Nosde Mine

The main gold mineralization in Ernesto Mine developed within the Lower Trap zone at Ernesto consists largely of free gold hosted by mylonite, muscovite schist and quartz veins accompanied by sulphides that occur along the sheared contact between meta-tonalite and meta-arenite. In addition to Lower Trap, gold also occurs along sheared contacts between meta-conglomerate and meta-arenite in the Middle Trap in the Ernesto Mine.

The Ernesto Connection deposit is a continuation of the old Ernesto Mine, toward the west, that was historically mined by Yamana, operations ceased in 2014 and the mine remains abandoned. Gold mineralization in the Ernesto Connection deposit occurs mainly in contact with the meta-conglomerate and meta-arenite of the Middle Trap and partially in the muscovite schist of the Upper Trap.

In the Ernesto Mine the rock foliation and mineralized contact trend NNW and have a shallow dip of approximately -25° NNE. The contact is not uniformly planar and is subject to rolling. In the Ernesto Connection deposit, the mineralized zone trends E-W and has a shallow dip of approximately -15° WSW.

Mining and Processing Methods

The mining method established by Apoena is an open pit mine, and commercial operation is scheduled to continue until the year 2027.

The project is developed through an outsourced operation, subject to environmentally sustainable practices and high-level mining operations with guaranteed safety standards.

The sterile material comprises soil, saprolite, weathered rock and sound rock. The excavation of these deposits requires the use of drilling and blasting for safe and efficient mining, which is also a unit operation carried out through an outsourced company. The loading and transport of ore and waste is carried out with a combination of loaders, hydraulic excavators and trucks prepared for the mine operation.

The mining schedule resulted in a production of 7.56 Mt of crude ore and 53.77 Mt of waste over the four years of the project’s life.

The development of the mine is based on variable cut-off grades that maximize gold production and operational flexibility, divided into high grade (above 0.9 g/t), medium grade (between 0.9 and 0.7 g/t) and low grade (between 0.7 and 0.34 g/t). The production by grade class is presented in the table below.

The processing route considered in the EPP Apoena processing plant was based on tests conducted for types of metarenite ore and metaconglomerates, with predominant coarse gold content. The project comprises the primary crushing stage, followed by milling in a semi-autogenous mill (SAG), operating in a single stage and closed circuit with cyclones to generate a product with P80 of 0.106 mm. Part of the milling circulating load is diverted to a density recovery circuit, made up of two centrifuges, in addition to an intensive leaching reactor, of which rich liquor proceeds to the electrolysis step, resulting in gold-charged cathodes, which are melted to obtain the gold bullion.

The milling product goes to a linear sieve to remove organic deleterious substances, which have its undersize thickened to feed seven mechanically stirred tanks, the first for leaching, while the others are subject to leaching and adsorption of gold by coal. Such configuration is referred to as LCIL. Originally, the residence time in the LCIL circuit was 24 hours, based on the rated plant feed rate of 123 t/h of ore. However, the residence time is currently 16 hours, owing to progressive increases in the plant’s feed flow. Cyanide is dosed into the first tank, as well as lime milk to create a buffer environment for cyanide integrity. In this same first tank, injection of air was originally performed, later replaced by cryogenic or purified oxygen injection, in order to provide oxygen for the complexation reaction of gold.

Permit conditions

The Aura Apoena unit is located in the transition area between the Amazonian and Cerrado biomes, with the predominance of Cerrado and Anthropogenic Field vegetation types observed in the influence areas. Regarding the territorial dynamics of land use and occupation, the EIA (Environmental Impact Assessment) indicates that the complex intersects areas with extensive livestock use, with no indigenous lands, traditional communities, archaeological sites or speleological sites identified.

Aura Apoena has existing surface rights over the entire project area, whether as owner or through agreements with owners of adjoining lands. There are no communities or permanent dwellings within the Project area.

Among the potential negative impacts identified in the EIA (Mineral, 2009) that deserve special attention from the entrepreneur are the continuation of socio-environmental control actions. These include the maintenance of Legal Reserve areas, air quality monitoring, fauna monitoring, noise and vibration monitoring, water and effluent monitoring, water consumption control, control of its properties, degraded areas recovery program, environmental education program, social program, seedling nursery, dam monitoring and closure plan.

The Aura Apoena Unit complied with all stages of environmental licensing, including the preliminary, installation and operating license, as well as fulfilling the guidelines for requesting renewals of Operating Licenses, on February 7, 2022, operating regularly with the Renewal of Operating License in effect as of August 9, 2025.

Environmental monitoring is carried out periodically during the Project’s operational phase and is compliant with current environmental legislation. Especially concerning the monitoring of surface water quality and effluents, the results of the samples collected also indicate discharge standards in accordance with the law.

It is noted that the Nosde Mine constitutes the main target of the resource assessment addressed in this summary, with its operational feasibility being attested by the current environmental license coupled with the implementation of environmental control actions.

Nevertheless, for the exploitation of the entire mineral resource, it is necessary to carry out technical environmental studies, in light of new environmental intervention authorizations to support vegetation suppression, necessary for the expansion of the pit.

At this point, it is important to note that, for the expansion of the pit to fully utilize the entire mineral resource, there is an exclusive need to comply with the requirements of current legislation to obtain the appropriate authorizations, which include specific technical studies such as forest inventory, respective compensation proposals and other procedures.

For a list of our current material concessions, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Overview—Mining Regulations.”

Processing plants and other available facilities

The Apoena (EPP) plant operated between 2013 and 2014 with run of mine (ROM) content between 0.80 and 1.33 g/t of gold and gold recoveries between 80% and 97%. The difficulties of planning and mining control ended up contributing to the shutdown of operations.

New tests were conducted to resume the operation, including studies for the new ore body — Lavrinha. The tests revealed a high metallurgical performance of Lavrinha ore, with gold recoveries close to 94%. However, the presence of sericite shale and mylonite in the Ernesto Lower Trapp ore typology pointed to lower levels of gold recovery, owing to the lower contribution of gravimetry in the processing of such typology. With the presence of less tenacious material than the metaconglomerate, simulations based on characterizations by SPI and BWI tests revealed feed flows of the EPP circuit greater than 250 t/h of ore, greater than the rated capacity of 1 Mtpa of the plant.

Recent tests for Ernesto Medium Trap and Nosde body showed high recoveries relating to the presence of metaconglomerate and metarenite typologies. The gold recoveries obtained, close to 94%, were confirmed in 2022 when each of the typologies was processed at the EPP industrial plant.

The graphic below shows the distribution of EPP feed during 2022. The typologies and origins of the ore are observed according to the vertical axis on the left, as well as the gold recoveries obtained on the vertical axis on the right. At the beginning of 2022, with the contribution of Nosde ore, gold recovery reached amounts between 93% and 94%.

Gold Recoveries and Pit Contributions for the Year 2022

The graphic below shows the feed profile for different typologies and the origin of ores predicted for the year 2024, in which a strong contribution of the Nosde body is observed.

Contributions of Mineralized Bodies in the ROM Expected for the Year 2024

The graphic below shows the distribution of ore bodies planned for LOM from 2025 to 2029.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$77. 1 million.

Drilling, Sampling and Assaying

Nosde and Lavrinha Deposits

From 2017 onwards, exploration activities at the Lavrinha Mine were conducted by Aura (Apoena), in which 234 drilling holes were carried out in the deposit between 2017 and 2023, totaling 39518.58 meters drilled.

The objectives of drilling in the Lavrinha Mine was: converting Mineral Resources in areas where there was already consolidated geological knowledge (central area and ends of the pit); exploratory in order to test the extent of mineralized bodies at depth; and exploration with the aim of verifying the extent of mineralization between the Lavrinha and Nosde deposits.

Aura (Apoena) commenced exploration activity on the Nosde Mine in 2019 with a robust drilling schedule of 100 exploratory holes throughout the area of the current Nosde pit. In the years that followed, exploration campaigns totaled 362 drilling holes in the area with 53,466.79 meters drilled. A summary of all survey campaigns carried out between 2019 and 2023 is presented in the graph below.

The Nosde Mine drilling objectives were to convert Mineral Resources in areas where there was already consolidated geological knowledge, testing the continuity of mineralized bodies at 300 and 450 meters (Middle and Lower Traps, respectively), with an average depth of 380 meters, and exploratory holes in the connection region between the Nosde and Lavrinha pits to better understand local mineralization without a defined regular drilling network.

Summary of Aura’s Exploration and infill Drilling in Nosde and Lavrinha

Summary of Lavrinha and Nosde Exploration Drillholes between 2017 - 2025
Meters Drilled
60,000
50,000
40,000
30,000
20,000
10,000
0
1,562
9,146
8,305
4,134
6,544
2,102
4,843
3,034
25,248
11,712
8,527
7,828
31,639
16,313
47,025
3,717
2017
2018
2019
2020
2021
2022
2023
2024
2025
Year
Lavrinha
Nosde

Aura’s recent exploration successfully confirmed the connection of the Upper Trap zone between the Nosde and Lavrinha mines and added additional resources to the Mineral Resources inventory at Apoena. At the Nosde Mine, infill drilling successfully converted Mineral Resources, and tested the continuity of mineralized bodies at 300 and 450 meters (Middle and Lower Traps, respectively), confirming an average depth of 380 meters. The exploratory holes in the connection region between the Nosde and Lavrinha pits provided better understanding of local mineralization. Infill drilling at Lavrinha successfully converted Mineral Resources in the central area and NE ends of the pit and exploratory drilling tested and successfully confirmed the extent of the mineralized bodies at depth and between the Lavrinha and Nosde deposits.

The Lavrinha Lower Trap zone has been sampled by surface diamond drilling with core sampling. The Lower Trap database contains 396 drill holes, totaling 59,973.97 meters drilled of which 134 (18,547.7m) are historic holes drilled from 1994 to 2014, mainly by Yamana (85% of historical holes), and 262 were drilled by Aura since 2015.

The Nosde Bonus and Lower Trap zones have been sampled by surface diamond drilling and core sampling. The Nosde database contains 414 drill holes, totaling 61,951.51 meters drilled of which 53 (8,821.38 m) are historic holes drilled from 1994 to 2013, mainly by Yamana (94% of historical holes), and 361 were drilled by Aura since 2019 (NSD series).

A total of 52,015 drill core samples are included in the database of which 48,706 have the assay results available and 4,274.77 meters of drill holes were not sampled.

Ernesto and Ernesto connection Deposits

In 2015, 3,076.2 m of drilling within 21 holes was conducted on the Ernesto area by Aura focusing only on the Lower Trap where Mineral Resources were deemed to be suitable for a potential underground mining operation.

In 2017, 2,998.63 m of infill drilling within 25 holes was conducted on the west part of the Ernesto deposit focusing on the Middle and Lower Traps. In 2018, a total of 1,823.44 m of infill drilling in 12 holes was conducted in the central and east side of the Ernesto deposit.

In 2021, 5,146.8 m of drilling within 37 holes was conducted on the eastern/northeastern and southeastern extensions of the Ernesto area focusing on the Middle and Lower Trap. A total of 21 holes were drilled to confirm the inferred Mineral Resources on the east and northeast side of Ernesto deposit.

In 2022, a total of 13,440.2 m of drilling within 74 holes was conducted on the Ernesto deposit (north extensions). A total of 12 holes were drilled to confirm the potential of the “Paiol” northern area and possible Inferred Mineral Resources, focusing on shallower mineralization in the basal metarenite. A total of 62 holes of infill drilling focused on the Middle and Lower Trap, confirming continuous mineralization in both traps with variable continuity and thicknesses.

Aura drilled the Ernesto connection area between 2018 and 2023 to establish a Mineral Resource. In 2018, 816.43 m were drilled in nine drilling holes. In 2021, 10,157.96 m infill diamond drilling was drilled in 62 holes. In 2023, an additional 5,040.26 m was drilled in 17 holes. In 2022, four holes were drilled, totaling 593.27 m, to determine the near surface potential of old Ernesto pit area.

Aura’s exploration and infill drilling in Ernesto and Ernesto connection

Pau-a-Pique Deposit

In 2009, Yamana initiated efforts to follow up on previous artisanal mining activity. From 2015 to 2022, Aura conducted several drill campaigns. The Pau-a-Pique Mine resumed operations in 2017, following its acquisition by Apoena (Aura Minerals), and produced 61,099 oz until August of 2022, when operations were suspended due to some geotechnical issues (collapse in mine workings) and below-expectation economics.

Nosde and Lavrinha Mineral Resource Estimate

The geological layout of the Nosde and Lavrinha deposits is subdivided into seven lithological domains from which two of them are mineralized. The mineralized domains are metarenites (MAR) of the Bonus and Upper Traps and schists of the Upper Trap.

Within these two lithological domains, four mineralized models were constructed using 0.35 g/t Au (for Upper Trap domains) and 0.2 g/t Au (for Bonus Trap domain) gold grades as well as alteration and mineralogical constraints which were logged during several diamond drilling campaigns.

Planview of the Nosde and Lavrinha mines showing mineralized Models

255500
256000
256500
8304500
8304000
Bonus Trap Solid (MAR)
Upper Trap Solid (Schist)
Upper Metarenite Solid
Lower Metarenite Trap Solid
Plunge +90
Azimuth 000
Looking down
0
250
500
750
1000

The updated Mineral Resource Estimate is based on 3D domains encompassing all economic gold mineralization in the Nosde and Lavrinha deposits. These mineralized domains were analyzed for grade capping and variography and then were interpolated using the ordinary kriging method.

The below graphic presents a Nosde and Lavrinha mines cross section including block grade within Mineral Resources optimized Pit (US$2,200/oz).

Nosde and Lavrinha mines cross section showing block grade within Mineral Resources optimized Pit (US$2,200/oz)

Masses of ROM Extracted in Pit and Average Transport Distance by Classification

Source	Mine
Destination	Ore Yard/Stacks
Ore/Waste	High- and medium-grade ore (for the plant)		Low-grade ore (for stockpile)		Waste (for waste deposits)
Year	Tonnage	DMT	Tonnage	DMT	Tonnage	DMT
	Kt	m	Kt	m	Kt	m
2023	229,169	3,249	158,801	3,937	1,940,756	3,242
2024	1,169,175	3,249	612,514	3,937	12,201,627	3,242
2025	419,169	3,249	393,518	3,937	16,810,920	3,242
2026	797,770	3,249	558,026	3,937	17,833,307	3,242
2027	2,964,735	3,249	257,533	3,937	4,984,070	3,242

The production mining fronts will be accessed by berms with a minimum width of 6.5 m, ramps with a minimum width of 13 m, and a maximum slope of 10%. The conditions of the tracks will be consistent with good practices for the operation of mining equipment.

When necessary, mechanical excavation of soil and saprolite should be performed by bulldozer or directly by hydraulic excavators, while all rock operations will be carried out with the use of explosives. The loading operation will preferably be performed by a hydraulic excavator with a backhoe profile and complemented by loaders. The transport of rocks will be carried out by trucks prepared for the mining operation. The development and infrastructure of the mine will be carried out by bulldozers, motor graders and compactor rollers, while dust control will be performed with the use of water trucks.

The ore will be removed from the stockyard near the crushing plant using a loader that will feed the concentration plant. Thus, there will be no direct feeding by trucks to the primary crusher feeder.

When necessary, the material from the low-grade deposits will be loaded and transported to the beneficiation plant; this alternative was considered in the production schedule until the end of the project’s useful life.

Operations

Near Mine (Apoena) Drilling

The purpose of near mine drilling was first to convert Inferred Mineral Resources to Measured and Indicated in the Lavrinha, Nosde and Ernesto Connection mines and then expand its mineral resource and reserve footprints as well as helping mine planning for these mines.

During 2025, the infill and exploratory drilling campaign was focused on near-mine targets such as Nosde-Lavrinha, Japonês Oeste and Pombinhas, to delineate and convert Inferred Mineral Resources to the Indicate category within an established optimized mineral resource pit.

A total of 114 drillholes were completed across near-mine targets, totaling 24,212.08 meters, and the backlog was finalized. The drilling in the Nosde and Lavrinha deposits was focused on delineation of upper trap schist to convert inferred Mineral Resources to indicated Mineral Resources and to confirm mineralization in the middle and lower traps in these targets.

A total of 3,105.61 meters were drilled in 11 diamond drill holes in the Lavrinha mine and a total of 2,192 samples (including those used for QA/QC purposes) were collected. A total of 11,001.44 meters were drilled in 30 diamond drill holes in the Nosde mine and a total of 6,864 samples (including those used for QA/QC purposes) were collected.

A total of 944.48 meters were drilled in six holes in the Ernesto mine to extend mineral resources footprints. A total of 539 samples (including those used for QA/QC purposes) were collected. In Ernesto Connection mine, a total of 300.01 meters were drilled in one diamond drill hole in 2025 and a total of 208 samples (including those used for QA/QC purposes) were collected.

The Japonês West target is located 100m west of the EPP Complex’s entrance. Surface mapping in the artisanal pit indicates the same schist mineralization mined at the Japonês deposit. During 2025, 33 diamond drill holes, totaling 4,320.04 meters, were completed in the area to test the strike and down dip continuity of the Upper Trap (mineralization in the schist). Most holes intersected similar hydrothermal alteration of the Japonês mine with chlorite alteration and quartz veins.

In Pombinhas, a total of 4,540.50m were drilled in 33 drill holes throughout 2025. The results confirmed mineralization in the Lower Trap (hosted in mylonite) and Middle Trap (hosted in metaconglomerate).

During 2025, a total of 14,940 samples were collected from drill holes, including 714 blank samples (4.8% of total of samples) and 747 standard samples (5% of the total samples).

The Pau-a-Pique mine had a high operating cost and low production rate, in addition to some occurrences of occasional subsidence on the surface outside the mine and rock fall underground, which required the intermittent suspension of underground operations. The Pau-a-Pique mine stayed in care and maintenance throughout 2025.

Besides the EPP Complex, Aura has an extensive land package in the Guapore belt and Pontes e Lacerda, which provide attractive greenfield, brownfield and advanced exploration targets.

Summary of Aura DDH Drilling at Apoena Open Pit Mines & Near Mine Targets

MINE	DDH	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total
Ernesto	Holes	25	12			37	74	15	34	6	203
	Meters	2,998.63	1,823.44			5,146.80	13,440.20	4,467.55	4,808.68	944.48	33,629.78
Ernesto Connection	Holes		9			62	4	1	14	1	88
	Meters		816.43			10,157.96	593.27	282.13	3,068.71	300.01	13,963.73
Japonês	Holes		90	42		2				0	134
	Meters		5,663.11	2,319.64		217.84				0	8,200.59
Japonês West	Holes							69		33	102
	Meters							10,241.79		4,320.04	14,567.83
Lavrinha	Holes	22	68	27	15	17	47	54	28	11	289
	Meters	1,385.70	9,322.97	4,133.85	2,101.95	3,034.36	10,663.73	12,214.74	6,547.59	3,105.61	52,537.50
Nosde	Holes			100	77	34	125	35	9	30	410
	Meters			8,305.24	6,543.78	4,842.50	25,814.41	9,652.92	1,668.60	11,001.44	67,828.89
Cantina	Holes	15								0	15
A	Meters								857.91	0	857.91

Summary of Aura DDH Drilling at Regional Targets

Target	DDH	2020	2021	2022	2023	2024	2025	Total
Anomalia BP	holes			11				11
	meters			4,431.44				4,431.44
Pombinhas	holes			3	22	6	33	64
	meters			449.25	4,264.48	1,185.53	4540.50	10,439.76
Bananal	holes	84	35					144
	meters	24,482.59	12,391.14					42,234.24

Summary of 2025 DDH Drilling at Nosde, Lavrinha & Ernesto Mines

Mine/Deposit	LVR	ERN	NSD	TOTAL
Number of holes	11	6	30	47
Meters drilled	3,105.61	944.48	11,001.44	15,051.53
Minimum depth	203.77	131.50	211.83	131.50
Maximum depth	530.68	180.75	536.62	536.62
Minimum dip	-90	-90	-90	-90
Maximum dip	-65	-65	-70	-65
Minimum azimuth	0	0	0	0
Maximum azimuth	250	280	330	330
Number of samples	2,192	539	6,864	9,595
Total length sampled	2,445.43	544.78	7,540.98	10,531.19

Summary of 2025 Drilling at Near Mine Targets (Cantina & Pombinhas)

Deposit/Target	CAN	PBS	TOTAL
Number of holes	33	33	66
Meters drilled	4,320.04	4,431.44	8,751.48
Minimum depth	58.39	90.03	58.39
Maximum depth	363.13	266.02	363.13
Minimum dip	-75	-70	-75
Maximum dip	-70	-55	-55
Minimum azimuth	160	60	60
Maximum azimuth	160	70	160
Number of samples	3,046	2096	5,142
Total length sampled	3,432.99	2,226.58	5,659.57

In the Lavrinha mine, drilling azimuths varied between 00° and 250°, dips between -65° and -90° and depths up to 530.68m. In the Nosde mine, drilling azimuths varied between 00° and 330°, dips between -70° and -90º and depths up to 536.62m. In the Ernesto mine, drilling azimuths varied between 0° and 280°, dips between -65° and -90° and depths up to 180.75m.

True thickness is approximately 90% and 87% for Lavrinha and Nosde mines respectively from the apparent thicknesses shown in the following tables. Core recovery for the Apoena Mine is typically 98%.

Mineral Resources and Mineral Reserves Estimates

There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for the Apona mines.

Nosde & Lavrinha Deposits

Near mine exploration drilling in Lavrinha and Nosde increased the mineral resources footprint and generated an integrated model for Lavrinha and Nosde which connects these mines from SE to NW at depth. The integrated model was established and used to report Mineral Resources for Nosde and Lavrinha Mines in 2023 and onward. In 2025 pit inclusion, more deeper drilling between Nosde and Lavrinha mines created additional mineralization zones, which increased mineral inventories for both deposits. As a result, the new pit optimization with higher prices combined both mines in one large pit to be used for Mineral Resource and Mineral Reserve estimation.

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at the Nosde & Lavrinha mine, as of December 31, 2025, are as follows:

Mines	Category	Tonnage (Kt)	Grade Au (g/t)	Contained Au (oz)	Cut-off grades (g/t)	Metallurgical recovery (%)
Nosde & Lavrinha	Measured	626	0.36	7,280	0.27	93.5%
	Indicated	2,608	0.96	80,160	0.27	93.5%
	M&I	3,234	0.84	87,440	0.27	93.5%
	Inferred	1,967	1.62	102,150	0.27	93.5%

Notes and Assumptions*:

(1)	The mineral resource estimate has an effective date of December 31, 2025.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resource exclusive of Mineral Reserve.

(4)	Mineral Resources do not have demonstrated economic viability.

(5)	S-K 1300 definitions were used to estimate Mineral Resources.

(6)	Mineral Resources are reported in situ from one single optimized pit shell for both open pit mines.

(7)	The cut-off grade for the estimate of mineral resources is 0.27 g/t Au.

(8)	Measured, indicated and inferred mineral resources are contained within a limiting pit shell (using 3,100US$/oz. gold price).

(9)	A density model based on alteration and rock type was established for volume to tonnes conversion averaging 2.74 tonnes/m3.

(8)	Contained metal figures may not add due to rounding.

(9)	Surface Topography as of December 31, 2025.

Mineral Reserves. We estimate that the Mineral Reserves at the Nosde & Lavrinha mines, as of December 31, 2025, are as follows:

Mines	Category	Tonnage (Kt)	Grade Au (g/t)	Contained Au (oz)	Cut-off grades (g/t)	Metallurgical recovery (%)
Nosde & Lavrinha	Proven	2,244	0.74	53,730	0.35	93.5%
	Probable	6,119	1.23	241,320	0.35	93.5%
	P&P	8,363	1.10	295,050	0.35	93.5%

Notes & Assumptions*:

(1)	S-K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves have an effective date of December 31, 2025.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing or other relevant issues.

(5)	The cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au.

(6)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price 2,600 US$, exchange rate of 5.50 Brazilian Real: US$1.00; total process cost: US$13.76/t; mining costs: US$2.67/t, general and administrative costs: US$3.57/t; sustaining costs: US$0.82/t processed; metallurgical recovery of 93.5%; mining recovery 95% for meta arenite and 98% for schist, mining dilution of 20%; overall slope angle 38°.

(7)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

(8)	Surface Topography as of December 31, 2025.

Pau-a-Pique Deposit

Mineral Resources. We estimate that the Mineral Resources at the Pau-a-Pique mine, as of December 31, 2025, are as follows:

Mineral Resources Category	Tonnes (Kt)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Measured	242	3.19	24,850	1.34	93.5
Indicated	602	2.71	52,450	1.34	93.5
Measured & Indicated	844	2.85	77,300	1.34	93.5
Inferred	71	2.47	5,660	1.34	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing or other relevant issues. Please see “Item 3. Key Information—3D. Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resources are estimated in situ using a long-term gold price of US$1,750 per ounce for Pau-a-pique underground mine.

(7)	Based on a cut-off grade of 1.34 g/t Au and minimum width of 2 m.

(8)	Mineral Resources are estimated from 410 m EL to 65 m EL, or from approximately 30 m depth to 500 m depth from surface.

(9)	End-of-the-year mining depletion shapes used to estimate remaining resources.

(10)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.77 tonnes/m3.

Ernesto Deposit

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at the Ernesto mine, as of December 31, 2025, are as follows:

Mineral Resources Category	Tonnes (Kt)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Measured	─	─	─	0.27	93.5
Indicated	36	1.20	1,400	0.27	93.5
Measured & Indicated	36	1.20	1,400	0.27	93.5
Inferred (Open Pit)	56	0.90	1,610	0.27	93.5
Inferred (Underground)	546	1.80	31,690	1.00	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing or other relevant issues. Please see “Item 3. Key Information—3D. Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resources are reported in situ from an optimized pit at US$3,100/oz gold price and at a cut-off grade of 0.27 g/t Au inside the optimized resource pit. Ernesto mine underground inferred resources are reported at a cut-off grade of 1.00 g/t using a grade shell.

(7)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.65 tonnes/m3.

(8)	Inferred Resources are reported in two parts, inferred (OP) which is mineable by an open pit operation and Inferred (UG) which only can be mined by an underground operation. Inferred (UG) Mineral Resources are reported at a cut-off grade of 1.0 g/t.

(9)	Surface topography is based on December 31, 2025.

Mineral Reserves. We estimate that the Mineral Reserves at the Ernesto deposit, as of December 31, 2025, are as follows:

Mineral Reserve Category	Tonnes (Kt)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven	—	—	—	0.35	93.5
Probable	221	1.22	8,640	0.35	93.5
Proven & Probable	221	1.22	8,640	0.35	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves are the economic portion of Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(5)	Mineral Reserve estimated in situ using pit designs which have been optimized using only Indicated Resources at $2,600/oz. gold price.

(6)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price US$2,600/oz, exchange rate of 5.530 Brazilian Real: US$1.00; total process cost: US$13.7632/t; mining costs: US$2.6716/t, general and administrative costs: US$3.574.42/t; sustaining costs: US$0.8233/t processed; metallurgical recovery of 93.5%; mining recovery 95% for meta arenite and 98% for schist, mining dilution of 10%; overall slope angle 38°.

(7)	Mineral Reserves were estimated at a cut-off grade of 0.35 g/t Au and applying 20% dilution factor with 98% mining recovery.

(8)	Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses.

(9)	Contained metal figures may not add due to rounding.

(10)	Surface topography based on December 31, 2025.

Japonês Deposit

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at the Japonês deposit as of December 31, 2025, are as follows:

Mineral Resources Category	Tonnes (Kt)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Measured	200	0.45	2,870	0.27	93.5
Indicated	13	0.62	260	0.27	93.5
Measured & Indicated	213	0.46	3,130	0.27	93.5
Inferred	-	-	-	0.27	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing or other relevant issues. Please see “Item 3. Key Information—3D. Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resources are estimated in situ and based on an optimized pit shell using US$3,100/oz gold and at a cut-off grade of 0.27 g/t Au.

(7)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.76 tonnes/m3.

(8)	Surface topography based on December 31, 2025.

Mineral Reserves. We estimate that the Mineral Reserves at the Japonês deposit, as of December 31, 2025, are as follows:

Mineral Reserve Category	Tonnes (Kt)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven	268	0.72	6,180	0.35	93.5
Probable	12	0.95	360	0.35	93.5
Proven & Probable	280	0.73	6,540	0.35	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing or other relevant issues. Please see “Item 3. Key Information—3D. Risk Factors.”

(5)	The Mineral Reserves estimate is based on a designed pit using only Measured and Indicated resources, which has been optimized using US$2,600/oz gold price.

(6)	Mineral Reserves were estimated at cut-off grade of 0.35 g/t Au and applying 10% dilution factor and 98% mining recovery.

(7)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price US$2,600/oz, exchange rate of 5.530 Brazilian Real: US$1.00; total process cost: US$13.7632/t; mining costs: US$2.6716/t, general and administrative costs: US$3.574.42/t; sustaining costs: US$0.8233/t processed; metallurgical recovery of 93.5%; mining recovery 95% for meta arenite and 98% for schist, mining dilution of 10%; overall slope angle 38°.

(8)	Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses. Metallurgical recovery rates which are representative of the estimated amount of metal to be recovered through metallurgical extraction processes are only used for cut-off grade calculation and pit optimization.

(9)	Contained metal figures may not add due to rounding.

(10)	Surface topography based on December 31, 2025.

Ernesto-Lavrinha Connection

Exploration drilling during 2020 and 2021 in the east of Lavrinha Pit and Old Ernesto Pit showed that the Ernesto Middle trap is continuous and exposed near-surface again to the west of Old Ernesto Pit. Although the Mineral Resources in this zone can be categorized as an extension of the Lavrinha or Ernesto deposit, due to its distance from the existing Lavrinha and Ernesto Pit, they are expected to be mined as a separate small pit or as an extension of the old Ernesto pit.

Mineral Resources. We estimate that the Mineral Resources (exclusive of Mineral Reserves) at Ernesto-Lavrinha connection deposit as of December 31, 2025, are as follows:

Mineral Resources Category	Tonnes (Kt)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Measured	─	─	─	0.27	93.5
Indicated	240	0.45	3,480	0.27	93.5
Measured & Indicated	240	0.45	3,480	0.27	93.5
Inferred	533	0.42	7,190	0.27	93.5

Notes & Assumptions*

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resources estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are exclusive to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing or other relevant issues. Please see “Item 3. Key Information—3D. Risk Factors.”

(5)	Contained metal figures may not add due to rounding.

(6)	Mineral Resources estimate is reported in situ and based on an optimized pit shell using US$3,100/oz gold and at a cut-off grade of 0.27g/t Au.

(7)	Density models based on rock types were used for volume to tonnes conversion with resources averaging 2.73 tonnes/m3.

(8)	Surface topography based on December 31, 2025.

Mineral Reserves. We estimate that the Mineral Reserves at Ernesto-Lavrinha connection deposit, as of December 31, 2025, are as follows:

Mineral Reserve Category	Tonnes (Kt)	Au (g/t)	Contained Au oz	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven	—	—	—	0.35	93.5
Probable	1,155	0.84	31,140	0.35	93.5
Proven & Probable	1,155	0.84	31,140	0.35	93.5

Notes*

(1)	S-K 1300 definitions were used to estimate Mineral Reserves.

(2)	The Mineral Reserves estimate is reported on a 100% ownership basis.

(3)	Mineral Reserves are the economic portion of Measured and Indicated Mineral Resources. Mineral Reserve estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary with specific reserve sources and are influenced by several factors including deposit type, deposit shape and mining methods.

(4)	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, marketing or other relevant issues. Please see “Item 3. Key Information—3D. Risk Factors.”

(5)	The Mineral Reserves estimate is reported in situ and based on a designed pit using only Measured and Indicated resources, which has been optimized using US$2,600/oz gold price.

(6)	Mineral Reserves were estimated at cut-off grade of 0.35 g/t Au and applying 10% dilution factor and 98% mining recovery.

(7)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price US$2,600/oz, exchange rate of 5.530 Brazilian Real: US$1.00; total process cost: US$13.7632/t; mining costs: US$2.6716/t, general and administrative costs: US$3.574.42/t; sustaining costs: US$0.8233/t processed; metallurgical recovery of 93.5%; mining recovery 95% for meta arenite and 98% for schist, mining dilution of 10%; overall slope angle 38°.

(8)	Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses. Metallurgical recovery rates which are representative of the estimated amount of metal to be recovered through metallurgical extraction processes are only used for cut-off grade calculation and pit optimization.

(9)	Contained metal figures may not add due to rounding.

(10)	Surface topography based on December 31, 2025.

Mineral Resource and Reserves Changes from 2024 to 2025:

The effective date of Mineral Resources and Mineral Reserves for Apoena mine disclosed in this section is December 31, 2025. The effective date of Mineral Resources and Mineral Reserve in the most recent technical report for the Apoena mines is October 31, 2023. Since then, Apoena operation had additional exploration drilling and also mining activities in the Apoena mines. In particular, for Nosde-Lavrinha and Japonês mines, Aura reported Mineral Resources and Mineral Reserves at the end of the year 2025 minus depletion. The changes since the effective date of the technical report are not material.

Recent exploration at Apoena focused on closing the gap between the Nosde and Lavrinha mines, enabling a combined pit design that incorporates mineralization within the connecting schist layer. Infill drilling confirmed the continuity of the Upper Trap zone, adding new resources to the Mineral Resource inventory. At Nosde, drilling also converted existing resources and confirmed mineralization at depths of 300m and 450m (Middle and Lower Traps), with an average depth of 380m. Drilling in the connection zone further improved geological understanding of local mineralization.

Proven and Probable Mineral Reserves included the replacement of 100% of depleted ounces with a net 29,000oz deficit, representing a 9% decrease in ounces.

Notably, Inferred Mineral Resources increased by 9% as a result of infill and exploration drilling in Nosde and Lavrinha mines.

Operational Updates

The table below sets out selected operating information for the mines at commercial stage at Apeona, consolidated for the periods indicated.

	For the twelve months ended December 31,
Operating Statistics	2025	2024
Ore mined (tonnes)	1,545,900	2,134,095
Waste mined (tonnes)	20,754,204	14,119,865
Total mined (tonnes)	22,776,787	16,253,960
Waste to ore ratio	13.43	6.62
Ore plant feed (tonnes)	1,497,134	1,421,126
Grade (g/tonne)	0.76	1.01
Recovery (%)	94%	91%
Production (ounces)	35,304	37,173
Sales (ounces)	35,836	39,019
Average cash operating cost per ounce of gold produced (US$)	1,232	1,189

Results for Apoena Mines during 2025 are as follows:

•	In 2025, average grades reached 0.76 g/t Au, a 15% decrease when compared to 2024, mostly due to optimization of the CIL and gravity circuits.

•	In 2025, total ore mined in Apoena decreased by 28% when compared to 2024, primarily due to lower ore availability due to the completion of mineralized fronts and focus on mine development. Despite the decrease in ore mined, plant feed in 2025 increased by 5% from 2024, related to higher grades proportion from Ernesto and Ernesto Connection.

Aranzazu Mine

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary on the Aranzazu Mine, Zacatecas, Mexico,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person. The technical report summary is included as an exhibit to this annual report. The Qualified Person for all changes since the date of technical report summary is Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager for the Company. The changes since the effective date of the technical report are not material.

History, Location and Ownership

Aranzazu is a production stage property located within the Municipalities of Concepcion del Oro and Mazapil in the State of Zacatecas, Mexico near its northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed either from the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila. Both Zacatecas and Saltillo have modern airports with daily flights to and from Mexico City and parts of the United States. Aranzazu lies on the western edge of the town of Concepcion del Oro, with a population of approximately 6,500 people. Most of the families have had a historic connection to mining, resulting in the availability of a semi-skilled to skilled workforce. The property is located at approximate Universal Transverse Mercator (“UTM”) coordinates of 254,000 East and 2,723,850 North in zone 14 WGS 84, or 101°25’45” West longitude and 24°36’33” North latitude.

Location Map

Mineral Concession Map

The mine facilities are at an elevation of approximately 2,150 meters above sea level (“masl”), with the surrounding mountains reaching elevations of 3,300 masl. The area is semi-arid and moderately vegetated with acacia shrubs, scrub trees and bushes, Joshua trees and various cacti. The average high temperature in the summer is about 22°C and the average winter high is about 15°C. The average summer low temperature is about 15°C and the average winter low temperature is about 5°C. The area receives approximately 432 mm of rain annually and annual pond evaporation is estimated at 1983 mm. The majority of the rain falls during the wet season from June through October, and the 50-year recurrence interval 24-hour storm is estimated at 93 mm. Occasionally, snow does occur in the area, but quickly melts on all but the most protected northern slopes. The climate is mild year-round and poses no limitations to the length of the operating season. Freezing temperatures can occur overnight but quickly warm to above freezing during daylight hours.

Historical mining activities began in the district as early as 1548. In 1891, the Mazapil Copper Company of Manchester, England began mining and smelting operations that continued through to 1962. From 1962 until 2008, various companies have owned and operated the Aranzazu Mine.

After shutting down in 1992 due to low metal prices and a labor dispute, the mining operations were restarted on a limited scale in 2007 by a private Mexican company. Aura Minerals acquired 100% of the Aranzazu Mine (formerly known as the El Cobre project) in June 2008. Production was suspended in January 2009 but restarted on a limited basis in 2010, with commercial production declared effective February 1, 2011.

Summary of Aranzazu Production (2022 to 2025)

	Head Grades
Year	Mill Feed (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Conc (kt)
2023	1,210	1.51	0.87	20.6	73.0
2024	1,229	1.50	0.83	21.6	77.6
2025	1,210	1.52	0.84	21.9	76.4

Aura Minerals owns the mining rights over Aranzazu Property through its direct and indirect interest (via its 100% owned subsidiary Newington Corporation S.L.) in the capital stock of its Mexican subsidiary, Aranzazu Holding S.A. de C.V. (Aranzazu Holding), which, in turn, holds 100% of the Aranzazu Mine.

One potential and ongoing issue with surface rights is that squatters have constructed homes in some areas near the edges of the town on the mineral concessions. Within the town, some portions of the water supply pipeline serving the mine were built over the decades prior to acquisition by Aura Minerals. Should the mine require access to or direct use of these lands in the future, they may be obligated to lease or purchase the surface rights to these areas.

Mining and Processing Methods

Extensive mining operations have been carried out within the Aranzazu Property. There are two main open pits: the western Arroyos Azules Pit and the eastern Security Pit. The underground workings extend over a strike length of 2,000 m, although future mining included in Mineral Reserves is concentrated over a strike length of 1,200 m. Mining has progressed to approximately 600 metres below surface (mbs) with plans to extend to 800 mbs by the end of the mine life in the GHFW zone. Level spacing ranges from 20 m to 30 m depending on mining methods and ore geometry.

Underground access is gained through two portals. Portal Norte is located in the mined out Arroyos Azules Pit and is primarily used for light equipment underground access. Portal Santa Barbara is in the mined out Security Pit and is the primary haulage route because it is located closer to the surface or stockpiles and offers the shorter haul distance. Three main ramps connect the mine entrances to the various mining areas.

Production mining is completed by mining contractors using conventional longhole stoping techniques. Two different longhole methods are used depending on mineralization width and orientation. Transverse stoping is typically used where mineralization exceeds 8 m in width. In this method, stope access crosscuts are driven from the haulage drive across the mineralization perpendicular to strike. Transverse stoping is executed in a primary-secondary arrangement in stope lengths of up to 20 m.

Aranzazu began using longitudinal stoping in late 2023 to mine the GHHW zone where ore widths are typically narrower. Longitudinal stoping is now typically planned where mineralized widths are less than 8 m and used down to a minimum mining width of 2.0 m. Longitudinal stoping is primarily planned in the CAB and GHHW zones, with minor occurrences in the GHFW zone. The use of this method at Aranzazu is currently being refined as more experience is gained.

Permit conditions

Prior to May 9, 2023, all mineral concessions were granted for a 50-year period and were extendable provided that the application was made within the five-year period prior to the expiry of the concession and that the concessions were kept in good standing. However, as of May 9, 2023 (by means of an amendment made on May 8, 2023, to the Mexican Mining Law), it was established that mining concessions will have a duration of 30 years, of which the first five will be allocated to operational activities. The concessions may be extended once for a period of 25 years. At the end of the extension, the concession holder will have preference and may participate in the tender process for the mining lot, with the limitation that this concession will be granted for a non-extendable term of 25 years.

Aura notes that it controls surface rights covering all mineral concession areas as these rights were transferred to Aranzazu Holding from Macocozac S.A. de C.V (Macocozac) at the time of Aura’s purchase of the Aranzazu Property.

A number of the mineral concessions that form the Aranzazu Mine were established prior to the current mineral concession staking regulations and consist of irregular shapes and orientations. The 43 mineral concessions are mostly contiguous and vary in size, for a total property area of approximately 12,528 ha. Ordinary concession duties are paid semiannually and the yearly total for 2025 is approximately MXN5.8 million (or US$0.288 million converted using an exchange rate of MXN19.4836 per US$1.00, the U.S. dollar commercial selling rate published by the Central Bank of Mexico (the FIX rate) as of December 31, 2025).

Within the town, some portions of the water supply pipeline serving the Mine were built over during the decades prior to acquisition by Aura. Should the Mine require access to or direct use of these lands in the future, they may be obligated to lease or purchase the surface rights to these areas.

Up to suspension of operations in January 2015, Aura had acquired and maintained the required licenses for operation of the mine and supporting activities including explosives handling and use, hazardous waste management, and water use.

Aura informed the Mexican regulatory authorities of their intention to restart operations in 2018 and worked to update and renew the necessary permits. We have the required environmental permits and licenses to conduct the existing work on the property.

To the extent known, the Aranzazu Property is not subject to any other royalties, back-in rights or other encumbrances.

Processing plants and other available facilities

The Aranzazu processing facilities consist of conventional primary, secondary and tertiary crushing and screening circuits to produce an 80% passing (P80) 6 mm feed material for the primary grinding circuit. The grinding circuit consists of the three primary ball mills operating in parallel at 95% availability for 365 operating days per year. This yields a throughput of 1,225,672 tpa, and a daily rate of 3,358 tpd. Each mill is closed by hydro cyclones for classification, to produce a P80 220 μm product.

The combined cyclone overflow product will flow to flotation, consisting of conditioning, four rougher tank cells, two banks of conventional rougher, and two banks of conventional scavenger flotation cells. The four tank cells and the first of two conventional rougher flotation banks produce the final concentrate with a copper grade of 22% to 23%. Banks 3 and 4 produce a scavenger concentrate, which is returned to the feed box of the conditioner. The thickener overflow will report to the process water tank, and the thickener underflow will be pumped to the concentrate filters for dewatering and shipping. The tailings from the last bank of scavenger flotation cells will be pumped to the final TFS.

Production data for the three-year period between 2023 and 2025 indicate consistent operating rates, copper, gold and silver head grades, and copper, gold and silver recoveries during the period. The average daily production rate for the three-year period was 3,361.1 tpd.

Copper, gold, silver and arsenic head grades averaged 1.52%, 0.84 g/t, 21.92 g/t and 0.10% in 2025, respectively, with little variance during the period. Copper, gold, silver and arsenic recoveries to concentrate averaged 91.13%, 81.2%, 63.0% and 55.4%, respectively. Copper, gold, silver and arsenic concentrate grades averaged 22.61%, 10.73 g/t, 227.44 g/t and 1.3%, respectively.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$132.2  million.

Operations

Since 2018, the Company has achieved major milestones in the Aranzazu Mine including paying any outstanding debt with suppliers and contractors from before the 2015 mine shut down, construction of the TD5, exceeding certain KPIs (such as gold and copper recoveries, significant cash cost reduction due to increased production as a result of plant capacity increase, improvement in mine and plant efficiencies and increase of copper prices) as compared to the full feasibility study. In addition, in 2025, Aura drilled 23,802 m in 49 exploration drill holes in Aranzazu and surrounding targets.

The following are updates from 2025:

Exploration Activities

The Glory Hole Zone (“GHZ”) was the primary focus of the 2025 infill drilling campaign at the Aranzazu Mine. The exploration drilling aimed to: (i) convert known inferred mineral resources to indicated mineral resources; and (ii) test the down-dip extension of known inferred resources and the down-plunge continuation toward the southeast, in the direction of the Cabrestante area. Exploratory drill holes were planned to: (i) extend the BW Zone (“BWZ”) to the northwest, including a newly identified mineralized zone named the BW Connection Zone, and to test regional targets such as La Esperanza for Cu and Au skarn mineralization; and (ii) extend the GHZ and Cabrestante SW zones down plunge to evaluate the potential for additional mineral resources.

The table below shows drilling information at the Aranzazu Mine for the year ended December 31, 2025.

Aranzazu
Hole	East	North	RL	Depth (m)	TYPE	Dip	Azimuth
M-25-0203	254865.86	2723835.3	1875.9	490.00	Infill	-56.6	166
M-25-0204	254864.87	2723835.12	1875.9	458.70	Infill	-63.3	199.9
M-25-0205	254866.63	2723835.35	1875.88	485.30	Infill	-70.7	190
M-25-0215	253398.51	2724752.91	2299.85	519.90	Potential	-57	184
M-25-0216	253398.69	2724752.87	2299.84	600.00	Potential	-53.5	173.5
M-25-0217	253398.33	2724752.77	2299.73	580.25	Potential	-48	178
M-25-0218	253397.56	2724753.37	2300.02	550.00	Potential	-61	210
M-25-0219	253397.52	2724753.03	2299.9	830.20	Potential	-47	202
M-25-0220	254768.04	2723100.51	2238.65	842.70	Potential	-73.5	112.5
M-25-0221	255047.62	2723123	2302.76	867.21	Potential	-77	323
M-25-0222	255047.47	2723122.99	2302.92	853.70	Potential	-67	319
M-25-0223-A	255047.87	2723123.31	2303	801.70	Potential	-70	341.5
M-25-0224	255047.89	2723123.29	2303.02	708.20	Potential	-60	342
M-25-0225	255347.25	2723286.87	2284.08	893.75	Potential	-64	269
M-25-0226	255347.25	2723286.84	2284.08	950.55	Potential	-73.5	265
M-25-0227	254761.53	2723092.86	2239.99	800.90	Potential	75	64
M-25-0228	255347.23	2723287	2283.86	907.85	Potential	-70	288
M-25-0229	253993.25	2724439.88	2202.55	704.70	Potential	-86	233
M-25-0230	253994.05	2724440.28	2202.43	651.07	Potential	-50.5	244
M-25-0231	254866.64	2723835.84	1875.92	580.00	Infill	-66.2	149.7
M-25-0232	254865.81	2723835.91	1875.92	597.55	Infill	-67.6	169.3
M-25-0233	254876.34	2723840.68	1876.34	596.35	Infill	-40	60
M-25-0234	254865.98	2723835.46	1875.88	553.95	Infill	-63	158.4
M-25-0235-A	254864.43	2723837.05	1875.86	660.85	Infill	-70.86	271.2
M-25-0236	254865.18	2723836.95	1875.92	583.00	Infill	-83.35	268.6
M-25-0237	254870.34	2723836.58	1875.91	393.05	Infill	-49	185.5
M-25-0238	254870.3	2723836.62	1875.91	420.00	Infill	-56.6	192.2
M-25-0239	254869.77	2723837.87	1875.93	520.00	Infill	-81.5	237
M-25-0240	254870.72	2723837.25	1875.93	500.80	Infill	-75.5	176
M-25-0241	254870.53	2723837.54	1875.92	510.55	Infill	-81.5	182
M-25-0242	254713.83	2723906.94	1636.64	460.15	Infill	-74.5	309.5
M-25-0243	254713.56	2723907.14	1636.67	500.85	Infill	-78	330.5
M-25-0244	254713.37	2723906.98	1636.66	462.75	Infill	-68.5	303.5
M-25-0245	254712.84	2723906.54	1636.66	418.75	Infill	-61.5	295.5
M-25-0246	254713.09	2723904.03	1636.68	444.1	Infill	-89	45
M-25-0247	254711.86	2723905	1636.7	437.45	Infill	-84	348
M-25-0249	255220.22	2724080.71	2072.24	469.06	Potential	-62.5	258
M-25-0250	254762.67	2723089.37	2240.71	665.75	Potential	-75	165
M-25-0251	253397.74	2724752.84	2300.05	530.40	Potential	-42	173.5

Glory Hole Infill Drilling

Infill drilling was focused on the Glory Hole footwall zone (“GHFW”), which is the main target for mine planning and current production. A total of 2,724 m was drilled in six drill holes on a 50 × 50 m grid to convert mineral resources from the Inferred to the Indicated category. This program was executed from underground, primarily from ramp access at the 1630 level.

The table below presents the drill holes considered up to the end of 2025, along with the best intercepts.

Hole	Zone	From (m)	To (m)	Apparent Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	TCR (%)*
M-25-0242	GH_FW	400.38	407.36	6.98	1.13	0.42	10.42	100
M-25-0243	GH_FW	412.52	413.9	1.38	1.15	0.18	6.18	100
M-25-0243	GH_FW	345.94	347.25	1.31	0.62	0.21	5.43	100

*	TCR (%) is total core recovery in percentage.

Glory Hole HW Drilling

A total of 6,754 m was drilled in 13 drill holes targeting the Glory Hole hanging wall (“GHHW”) zone. The best intercepts from the GHHW drilling program are presented in the table below.

Hole	Zone	From (m)	To (m)	Apparent Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	TCR (%)*
M-25-203	GH_HW	392.23	412.39	20.16	0.60	0.24	7.00	100
M-25-204	GH_HW	339.02	345.55	6.53	0.75	0.47	7.00	100
M-25-0205	GH_HW	366.27	375.7	9.43	1.07	0.38	11.00	100
M-25-0231	GH_HW	435.72	462.65	26.93	0.96	0.33	10.00	89
M-25-0232	GH_HW	356.73	370.22	13.49	10.91	2.35	114.00	98
M-25-0234	GH_HW	449.65	455.12	5.47	1.77	0.45	13.00	100
M-25-0235-A	GH_HW	430.17	443.95	13.78	1.10	0.32	16.05	100
M-25-0236	GH_HW	487.31	493.49	6.18	1.15	0.58	13.41	100
M-25-0237	GH_HW	271.25	274.25	3.00	0.24	0.16	3.37	100
M-25-0238	GH_HW	324.77	336.77	12.00	0.47	0.26	4.00	97
M-25-0239	GH_HW	447.18	470.53	23.35	0.79	0.47	16.48	100
M-25-0240	GH_HW	448.49	452.4	3.91	0.61	0.19	8.21	100
M-25-0241	GH_HW	469.5	476.76	7.26	0.40	0.09	6.12	100

*	TCR (%) is total core recovery in percentage.

Cabrestante

The Cabrestante area is a skarn deposit located to the southeast of the Glory Hole Zone and has been partially mined in the past. During the year ended December 31, 2025, eight drill holes totaling 6,783 m were drilled in the Cabrestante SW zone to expand this area down dip and evaluate the potential to add mineral resources. Six of these drill holes were included in this annual report.

The table below presents selected intercepts from the Cabrestante SW drilling program.

Hole	Zone	From (m)	To (m)	Apparent Width (m)	Au (g/t)	Cu (%)	Ag (g/t)	TCR (%)*
M-25-0221	Cabrestante SW	678.1	684.64	6.54	2.30	0.88	20.28	100
M-25-0222	Cabrestante SW	624.45	629.45	5.00	0.68	0.73	5.36	100
M-25-0223-A	Cabrestante SW	682.1	685.10	3.00	0.87	0.30	8.43	100
M-25-0224	Cabrestante SW	688.00	690.25	2.25	0.01	0.0176	0.25	100
M-25-0225	Cabrestante SW	729.95	739.96	10.01	1.09	0.58	12.84	100
M-25-0227	Cabrestante SW	610.84	613.43	2.59	0.006	0.004	0.63	100

*	TCR (%) is total core recovery in percentage.

BW zone connection drilling

The BW Zone is a skarn deposit located to the northwest of the Glory Hole Zone and represents the furthest mineralized zone within the Aranzazu Mine area. This zone has been mined in the past and is almost completely depleted. The BW Connection Zone is an extension of the BW Zone toward the northwest. This area contains limited historical drilling and was a primary target of the 2025 exploration program. During 2025, a total of 3,611 m was drilled in six drill holes to evaluate the continuity of mineralization. Previous results confirmed approximately 500 m of strike length and 700 m of down-dip mineralization continuity. With the completion of the 2025 drilling program, potential mineral resources were estimated for the BW Connection Zone and incorporated into the Aranzazu mineral resource inventory.

Selected intercepts from drill holes considered for this annual report are presented in the table below:

Hole	Zone	From (m)	To (m)	Apparent Width (m)	Au (g/t)	Cu (%)	Ag (g/t)	TCR (%)*
M-25-0216	Connection	503.71	507.75	4.04	1.04	0.82	17.17	99
M-25-0218	Connection	470.10	472.65	2.55	0.59	0.19	12.36	100
M-25-0219	Connection	369.00	370.55	1.55	0.56	0.48	15.85	100

La Esperanza exploration drilling

La Esperanza is located to the south of the Glory Hole Zone and has been mined in the past. Two drill holes, totaling 1,508 m, were drilled below Level 6 to test the continuity of mineralization.

The table below presents the best intercepts from the single drill hole included in this annual report for La Esperanza:

Hole	Zone	From (m)	To (m)	Apparent Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	TCR (%)*
M-25-0220	Esperanza	722.08	725.43	3.35	0.72	0.27	5.38	100

Mineral Resources and Mineral Reserves Estimates

There have been no material changes in the reported reserves or resources or in the material assumptions and information since the last technical report summary filed for the Aranzazu mines.

The Aranzazu Mineral Resource estimate was prepared by Aura using drill hole data available as of December 31, 2025. The database includes 2,703 drill holes totaling 480,144.63 m, comprising 236,754 copper assays, 227,643 gold assays and 230,243 silver assays. Three-dimensional wireframe models were developed using a nominal NSR threshold of US$45/t across all zones. Assays were composited to two meter intervals and capped by zone prior to interpolation.

Copper, gold and silver grades within the wireframes were interpolated into the block model using either the ordinary kriging (OK) method or the inverse distance squared (ID2) method, depending on the zone. Block density was estimated using drill core density measurements, which ranged between 2.03 t/m³ and 5.51 t/m³.

Blocks were classified as Measured, Indicated or Inferred based on local drill hole spacing and proximity to existing underground development. The drill hole spacing criteria were established through variography and adjusted to reflect geological understanding, grade continuity and consistent classification shapes.

A minimum thickness of two meters was applied during the creation of mineralized domains, and depletion solids were generated to remove isolated blocks exceeding the NSR cut-off value of US$50/t. These adjustments ensure compliance with RPEE.

The Qualified Person for the updated Mineral Resources and Mineral Reserves is Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager for the Company.

The Mineral Resources at the Aranzazu Mine, as of December 31, 2025, are as follows:

Aranzazu Mineral Resource Estimate

Mineral Resources Category	NSR Cut-off (US$/t)	Tonnes (‘000)	Cu (%)	Cu (‘000 lbs.)	Au (g/t)	Au (‘000 oz)	Ag (g/t)	Ag (‘000 oz)	Metallurgical recovery (%)
Measured	50	5,217	1.10	126,340	0.79	132,130	17.00	2,912	90.3% Cu 78.5% Au and 59% Ag
Indicated	50	3,508	0.76	58,938	0.43	48,670	14.00	1,583	90.3% Cu 78.5% Au and 59% Ag
Measured + Indicated	50	8,725	0.96	185,278	0.64	180,800	16.00	4,495	90.3% Cu 78.5% Au and 59% Ag
Inferred	50	5,619	0.85	104,858	0.48	86,120	15	2,744	90.3% Cu 78.5% Au and 59% Ag

* Notes:

(1)	Mineral Resources is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses or process losses.

(4)	Mineral Resources are estimated at an NSR cut-off value of US$50/t.

(5)	Mineral Resources are estimated using long-term price of US$2,600 per ounce of gold, US$4.40 per pound of copper, US$35 per ounce of silver, metallurgical recoveries of 90.3% Cu, 78.5% Au and 59% Ag, and a US$/MXN exchange rate of 1:19.

(6)	The NSR formula is as follows: NSR = 78.228 x Cu (%) + 57.612 x Au (g/t) + 0.534 x Ag (g/t).

(7)	A minimum mining width of 2.0 m was used.

(8)	Estimated bulk density ranges between 2.03 tonnes/m3 and 5.51 tonnes/m3.

(9)	Mineral Resources are exclusive of Mineral Reserves.

(10)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(11)	Reasonable prospects for economic extraction were met by applying a minimum mining width of 2.0 m, ensuring grade continuity above the cut-off value, and by excluding non-mineable material prior to reporting.

(12)	Metallurgical recoveries reported as the average over the life of mine.

(13)	Numbers may not add or multiply correctly due to rounding.

We estimate Mineral Reserves at the Aranzazu Mine, as of the date indicated, as follows:

Aranzazu Mineral Reserve Estimate

Mineral Reserve Category	NSR Cut-off	Tonnes (‘000)	Cu (%)	Cu (‘000 lbs.)	Au (g/t)	Au (‘000 oz)	Ag (g/t)	Ag (‘000 oz)	Metallurgical recovery (%)
Proven	73.18	6,992	0.98	151,342	0.66	149,190	15.83	3,559	90.3% Cu 78.5% Au and 59% Ag
Probable	73.18	6,060	0.95	126,812	0.50	97,210	17.51	3,412	90.3% Cu 78.5% Au and 59% Ag
Proven & Probable	73.18	13,052	0.97	278,154	0.59	246,400	16.61	6,971	90.3% Cu 78.5% Au and 59% Ag

*	Notes:

(1)	Mineral Reserves is used as defined in S-K 1300. See “Scientific and Technical Information.”

(2)	The Mineral Reserves were estimated by Aura and reviewed and accepted by Qualified Persons.

(3)	The Mineral Reserve estimate is reported on a 100% ownership basis.

(4)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(5)	Mineral Reserves are estimated at an NSR cut-off value of US$73.18/tonne.

(6)	Mineral Reserves are estimated using an average long-term price of US$2,600/oz Au, US$4.40/lb. Cu and US$35.00/oz Ag, metallurgical recoveries of 90.3% Cu, 78.5% Au and 59% Ag, and a US$/MXN exchange rate of 1:19.

(7)	The NSR formula is as follows: NSR = 78.228 x Cu (%) + 57.612 x Au (g/t) + 0.534 x Ag (g/t).

(8)	A minimum mining width of 2.0 m was used.

(9)	Bulk density is estimated and has an average value of 3.08 tonnes/m3.

(10)	Metallurgical recoveries are reported as average over the life of mine.

(11)	Numbers may not add or multiply correctly due to rounding.

Mineral Resource Changes from 2024 to 2025:

The main changes in mineral resources are summarized as follows. In the Glory Hole FW and Glory Hole HW zones, approximately 310,496 tonnes and 2,532,211 tonnes, respectively, were upgraded from Inferred to Measured and Indicated. Additionally, approximately 701,524 tonnes previously classified as Inferred in the Glory Hole Zone were converted to Measured and Indicated and are included in the Measured and Indicated tonnages reported above.

In the Cabrestante area, 340,436 tonnes of inferred resource were added, and 144,752 tonnes were lost with the delineation drilling in the last two months, representing 15% of the indicated resource. The grade in Cabrestante after infill and delineation drilling decreased 8% for copper and 3% for silver and decreased 2% for gold in measured and indicated categories. There is no access to the Cabrestante zone at this time, and any future access will require major rehabilitation. Further drilling is required to convert the remaining Inferred mineral resources in Cabrestante to measured and indicated mineral resource categories and test the possibility of further down plunge extension.

The graphic below shows major changes in mineral resources as of December 31, 2025, compared to December 31, 2024 in terms of tonnes and GEO.

GHFW Zone

The graphic below summarizes the key mineral resource reclassifications in the Glory Hole Zone FW based on infill and exploration drilling (longitudinal section). All unmined panels above the 1382 m level were upgraded to Measured and Indicated and are treated as Proven and Probable in the 2026 mine plan for the Glory Hole Zone. The panel below 1382 m remains classified as Inferred, consistent with the SLR-supported reclassification. Below the 1300 m contour, drilling identified an eastward continuation of skarn.

GHHW Zone

The image below shows major changes in the classification of resources specifically in Glory Hole Zone HW after exploration and infill drilling. Exploration and infill drilling increased the volume of the GHHW zone by 24% compared to the 2024 updated Mineral Resources. This increase was achieved primarily as a result of drillholes M-25-0239, M-25-0241. M-25-0240, M-25-0232, M-25-0235-A, M-25-0204, M-25-0238 and M-25-0246.

Mineral Reserve Changes from 2024 to 2025:

The following is a summary of changes in mineral reserves from 2024 to 2025:

•	An overall increase of 1.59 million tonnes (14%) in proven and probable mineral reserves, a decrease of 57,077 GEO (7%) and a decrease of 9% in the Net Smelter Return (NSR) due to changes in the resource model. The increase in overall tonnes increased by 26% of 2025 depleted tonnes.

•	The volume of the main ore body of Aranzazu was reduced by 15% due to depletion. After infill drilling and conversion of Mineral Resources to Mineral Reserves by the end of 2025, GHHW Zone has expanded by 24% and accounted for about 61% of the 2025 mineral reserve.

•	Metal grades for copper in the GHHW Zone have remained without a significant difference in 2025 in comparison to 2024 but showed a drop for gold grade by 4%. MXS represents 1% of tonnes and 1% of GEO of the mineral reserve and the changes in tonnage (down 59% from 2024) and metal grades (down 20% from 2024) are due to depletion. The Cabrestante zone represents the remaining 5% of tonnes and 6% of GEO of the 2025 mineral reserve after infill drilling and converting mineral resources to mineral reserves by the end of 2025.

•	A change in NSR cut-off from 2024 (10%) was due to the update of the actual operating costs reviewed during the 2025 period; however, this was offset by a 10% increase in the NSR factors, driven by improved metal prices and recoveries aligned with the reserve grades.

•	None of the above changes are considered to be material changes for the Company. These changes are part of the normal progression and evolution of resources and reserves within a mine in operation and under exploration at the same time.

Operational Updates

The table below sets out additional selected operating information for Aranzazu for the periods indicated.

	For the twelve months ended December 31,
Operating Statistics	2025	2024
Ore mined (tonnes)	1,271,279	1,219,011
Ore processed (tonnes)	1,210,419	1,228,601
Copper grade (%)	1.52%	1.50%
Gold grade (g/tonnes)	0.84	0.83
Silver grade (g/tonnes)	21.92	21.64
Copper recovery	91.13%	90.8%
Gold recovery	81.26%	81.2%
Silver recovery	63.52%	63.0%
Copper concentrate produced (DMT)	76,420	77,640
Copper contained in concentrate (%)	21.90%	21.6%
Gold contained in concentrate (g/DMT)	10.87	10.6
Silver contained in concentrate (g/DMT)	220.62	216.1
Copper equivalent pounds produced and sold (‘000 Lb)	63,302	56,053
Total production (Gold equivalent oz – GEO)	83,149	97,558
Total sales (Gold equivalent oz – GEO)	82,328	97,649

Results for Aranzazu during the fiscal year ended December 31, 2025, are as follows. Aranzazu continued showing stable and reliable operation, in accordance with the Company’s plan:

•	Ore mined in 2025 was 1,271,279 tonnes, in line with the plan defined for 2025 and a 4% increase when compared to 2024.

•	In 2025, copper and gold grades were 1.52% Cu and 0.84 g/t Au, respectively. This represents a 1% increase from 2024 when they were 1.50% Cu and 0.83 g/t Au, and in line with the mine planning.

•	Copper, gold, silver, and arsenic head grades averaged 1.50%, 0.84 g/t, 20.2 g/t, and 0.12%, respectively, with little variance during the period. This represents a 1% increase from 2024 when they were 1.50% Cu and 0.83 g/t Au, and in line with the mine planning. Copper, gold, silver, and arsenic recoveries to concentrate averaged 91.0%, 81,3%, 63.4%, and 62,7%, respectively. Copper, gold, silver, and arsenic concentrate grades averaged 22.0%, 11.1 g/t.

Almas Mine

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary Almas Project, Tocantins State, Brazil” issued March 30, 2026, with an effective date of December 31, 2025, authored by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person. The technical report summary is included as an exhibit to this annual report.

Introduction

The Almas Project is a production stage property located in the municipality of Almas, in Tocantins State, Brazil. The project consists of three separate open pit mining areas and a central processing facility. The Almas Gold Project’s three main gold deposits, Paiol, Cata Funda and Vira Saia, are located along a 15 km long corridor of the Almas Greenstone Belt, a Paleoproterozoic volcano-sedimentary sequence which hosts numerous orogenic gold occurrences. The Almas Project is host to an open pit mining operation situated in the south-central region of Tocantins State, Brazil. The three main gold deposits of the Almas Project include Paiol, Cata Funda and Vira Saia, which are situated along a 15-kilometre (km) corridor of the Almas Greenstone Belt. All three gold deposits are orogenic in nature and are considered amenable to open pit mining. The Paiol deposit is currently being mined, with Cata Funda and Vira Saia to complement production in later years.

Property Description and Ownership

The Almas Project is in the municipality of Almas, in Tocantins State, Brazil. The project area lies south of Almas, a small town approximately 300km southeast of Palmas, the Tocantins state capital, and 45km west of Dianópolis, a regional commercial center. The Almas Project encompasses Aura’s ongoing exploration, economic evaluation and planned development by surface mining of gold deposits in the Almas Greenstone Belt. The project was acquired when Aura merged with Rio Novo in 2018.

For the purpose of the technical summary on which this disclosure is based, the Almas Project is confined to the Paiol, Cata Funda and Vira Saia gold deposits that are distributed along a 15 km-long segment of the Almas Greenstone Belt, south of the town of Almas. This segment of the belt contains numerous small-scale artisanal gold mining sites, locally termed garimpos, whose development preceded Rio Novo’s exploration activities. The historical garimpos are associated with metabasic rocks, similar to the Paiol and Cata Funda deposits, while the Vira Saia deposit is hosted in mylonitic granodiorite west of the metabasic rocks.

The approximate centers of the three deposits are given below in coordinates referenced to the South American Datum (1969), UTM Zone 23:

•	Paiol: 265025.3 m East, 8705719.1 m North

•	Cata Funda: 264579.4 m East, 8719215.5 m North

•	Vira Saia: 264792.7 m East, 8710681.9 m North

The Almas Project includes a historical heap leach pile, which was created during the period Vale operated the site from 1996 until 2001.

The Almas Project is composed of three deposits/pits:

Paiol

•	ANM number 860.128/1983: This tenure had the mining concession granted to VALE in 1996. Vale exploited Paiol for a short period.

Cata Funda

•	ANM number 862.224/1980

Vale started the exploitation works in 1982 and obtained the mining concession in 1997; however, it has never engaged in any mining activities in this area.

Vira Saia

•	ANM number 860.373/1988: Vale did some exploration in the 1980s but never claimed a mining concession. Vale sold this tenure to Terra Goyana Mineradora Ltda (a subsidiary of Rio Novo), which negotiated with Aura in 2012. Aura required the mining concession in 2013. The approval is expected by ANM in 2025.

•	ANM number 864.083/2006: This area belonged to Mineradora Santo Expedito Ltda (a subsidiary of Rio Novo) from 2006 to 2012, when it was sold to Aura, which requested the mining concession one year later. The mining concession was not granted until the present date.

The graphic below shows the mineral rights in the vicinity of the Paiol, Cata Funda and Vira Saia deposits.

Concession and Exploration Licenses — December 7, 2020

Geology & Exploration

The Almas Project area is situated within the Almas-Dianópolis Greenstone Belt (AGB) of Archean to Paleoproterzoic age. The greenstone belt lies within the Almas-Conceição Terrane on the western block of the Goiás Massif.

The Paleoproterozoic granite-greenstone terrane is composed of gneissic granite domes with folded, narrow domains of metabasic and metasedimentary rocks including tholeiitic metabasalts and calc-alkaline metatonalites that have been subjected to strong regional metamorphism. The metamorphism resulted in deep-seated, shear-hosted, mesothermal, gold deposits which can be considered as orogenic gold deposits. The gold-mineralized zone occurs in the core of hydrothermal alteration zones, generally associated with variable amounts of quartz, carbonate, albite, sericite and sulphide minerals.

The main Paiol orebody extends approximately 650m down-dip, 1,250m along strike, and has an average thickness of 30m. The Cata Funda orebody measures approximately 240m down-dip, 230m along strike, with an average thickness of 10m. The Vira Saia orebody extends approximately 200m down-dip, 350m along strike, and averages 15m in thickness.

At Paiol and Cata Funda, mineralization is associated with hydrothermal shear zones within basic to intermediate volcanic rocks. In contrast, at Vira Saia, gold is directly linked to sulphides and quartz-sericite mylonite, which formed in shear zones within granodiorite. Gold at Vira Saia is particularly concentrated in ultra-mylonitic, sulfide-bearing, quartz-sericite-rich zones at the core of these shear structures. The intensity of hydrothermal alteration correlates with the degree of progressive deformation within the shear zone.

Since the acquisition of Rio Novo in 2018, exploration work is being conducted by Aura on its mineral rights along the AGB. Gold occurrences, surface sampling results and historical drilling suggest great potential to develop new deposits in the medium to long term, including deposits with higher grades.

Since 2020, exploration efforts at Paiol, Cata Funda and Vira Saia have primarily focused on surface drilling programs to further delineate the Paiol deposit. In contrast, Cata Funda and Vira Saia remain underexplored, presenting opportunities to expand mineral resources along strike and at depth before scheduled extraction. The deeper, covered areas of the district have yet to be explored. Due to the region’s generally flat terrain and thick soil or saprolite cover, only a small portion of the district has been adequately assessed. None of the three deposits have been fully drilled, leaving significant potential for extensions along strike and down-dip beyond their current footprints.

Regional exploration focused on several deposits from 2021 to 2024. The Morro do Carneiro target presents a good opportunity with high-grade vein mineralization 15km north of the Paiol mine. The Nova Prata target exhibits similar hydrothermally altered mineralization to Paiol, located 10km from the mine. The Espinheiro target is located within the same greenstone belt as the Nova Prata target, approximately 12km from the Paiol mine. The Lagartixa target is shear vein hosted and more distally located; however, it exhibits similar mineralization styles to Vira Saia.

Drilling, Sampling, and Assaying

At Paiol, the known extents of mineralization have been drilled out on nominal 25 m centers. Drilling covers an area of about 2,000 m along strike and 300 m across. Additional scout holes have been drilled around the perimeter. The deposit is primarily drilled out to a vertical depth of 250 m to 300 m, although individual drill holes have been drilled as deep as 500 m (vertical depth). In total, there have been 467 diamond core holes drilled in the Paiol area, for approximately 72,500 m. VALE drilled 519 and Rio Novo drilled 33 shallow reverse circulation holes in the property.

At Cata Funda, the deposit has been drilled out at nominal 25 m x 25 m centers. The drilling covers an area of about 700 m along strike and 250 m across strike. The deposit is drilled to a vertical depth of about 80 m to 100 m, with an average down hole drilling length of 120 m and the deepest holes reaching vertical depths of 150 m to 170 m. A total of 183 core holes totaling 21,400 m were drilled between 1996 and 2011 and were used to generate the Cata Funda 3D model. Reverse circulation drilling by VALE was not used in the models.

During 2011 and early 2012, a drilling campaign was completed at the Vira Saia discovery. In total, 194 diamond core holes were completed totaling approximately 26,500 m. The main drilling was oriented 045 degrees (N45E), perpendicular to the overall strike of the deposit. The deposit has been drilled to a vertical depth of 150 m to 180 m. Drill hole spacing in the resource area is nominally 25 m x 35 m.

At the Paiol Leach Pad, 92 reverse circulation holes and 166 auger holes were completed. Rio Novo had a detailed QA/QC protocol which met or exceeded industry best practice using standards, blanks and duplicates as well as a primary and a secondary lab. The primary analytical laboratory used by Rio Novo for the Almas Project was the SGS Geosol laboratory, located in Vespasiano, Minas Gerais State, Brazil. The laboratory has ISO 9001 certification and ISO 14001:2004, ISO 17025:2009 certification for environmental chemical analyses. SGS Geosol employs modern, industry standard techniques and analytical methods. For the purpose of routine gold analysis in the Almas Gold Project, fire assay with atomic absorption (AA) finish was used most frequently. Multielement analyses on 34 elements were determined by ICP subsequent to digestion of samples either in aqua regia acid or in four-acids. The second laboratory used by Rio Novo for check assays was ALS Chemex, which prepped the samples in Vespasiano, Minas Gerais State and Goiânia, Goiás State, Brazil and completed the analyses at their lab in Lima, Peru.

In the first half of 2024, 34 diamond drill (DD) holes were drilled, totaling 12,989.50m, aimed to convert the Inferred Resource between pits P2 (reserve) and P3 (resource) in Paiol deposit. The drilling intercepted the ore zone of hydrothermal alteration in the metabasalt marked by silicification and pyrite+pyrrhotite+arsenopyrite. These holes provided a 100% conversion, which projects 6,477t Au ore at a grade of 1.2 g/t, comprising 265 koz. In the second half of 2024, the main drilling target was a panel below the resource shell. The purpose of this program was to test the continuity of the high-grade orebody at greater depth. Eight holes were drilled that covered the strike of the central body of the Paiol mine, totalling 5,217.90m. Favorable results were returned confirming the existence of high-grade continuity at depth; however, due to date cutoffs, the data from this program was not included in the 2024 estimate. In 2025, a total of 92 diamond drill holes were completed at the Aura Almas Project across six exploration targets (Paiol, Cata Funda, Vira-Saia, Nova Prata, Espinheiro and Jacobina), totaling 24,280.15 meters of drilling.

In 2025, exploration drilling activities commenced at the Paiol Mine, where a total of 32 diamond drill holes were completed, totaling 11,435.40 meters drilled. The drilling program was divided into three distinct phases/objectives.

Initially, conventional diamond drilling was carried out to support the conversion of Inferred Mineral Resources to the Indicated category, primarily targeting the southern portion of the Paiol deposit below the resource pit shell, where stopes have been designed as potential mining opportunities associated with the development of the Paiol Underground (UG) exploratory ramp.

Concurrently, geotechnical drilling was conducted to acquire rock mass and structural data for the conceptual underground mine design. This work aimed to increase the level of confidence in the planned development of the exploratory ramp and the proposed stopes within the Paiol UG mineralized zone, and a total of 11 geotechnical drill holes were completed, totaling 2,983.05 meters drilled.

Lastly, directional drilling was completed with the objective of intersecting the plunge of the Paiol UG ore shoot, in order to tighten drill spacing, improve geological continuity and further support the conversion of Inferred Mineral Resources to the Indicated category, where additional stopes are planned. A total of eight directional drill holes were completed, with two daughter holes drilled from each mother hole (one up dip and one downdip) totaling 3,109.80 meters of drilling. The image below shows directional drilling and some of planned underground stopes.

3D visualization of directional drilling in the Paiol Mine showing the Mineral Resource Pit and UG stopes.

The map below illustrates the location of the drill holes completed at the Paiol Mine during the 2025 drilling campaign.

264500
264600
264700
264800
264900
265000
265100
265200
265300
8706300
8706200
8706100
8706000
8705900
8705800
8705700
8705600
8705500
8705400
8705300
8705200
8705100
8705000
N
PAI-023
PAI-022
PAI-021-D2
PAI-021-D1
PAI-020-D2
PAI-020-D1
PAI-014-D2
PAI-014-D1
PAI-015-D2
PAI-015-D1
PAI-024
PAI-025
PAI-GM-007
GEOTEC-01
GEOTEC-02
GEOTEC-03
GEOTEC-04
PAI-GM-001
PAI-GM-002
PAI-GM-003
PAI-GM-004
PAI-GM-005
PAI-GM-006
PAI-028
PAI-026
PAI-031
PAI-032
PAI-034
PAI-029
PAI-027
PAI-033
PAI-030
Legend
Status drilling
Drilling 2025
Drilling 2024
Drilling 2023
Drilling Rio Novo
Drilling historic
Strike-slip fault
Inferred Ore body
0 50 100 150 200 250
m
Scale 1:5.000
UTM: Datum SAD69

Vira Saia (located approximately five kilometers from the Paiol mine) is situated within a granodioritic dome of the Serra das Areias Suite, associated with a shear zone (strike-slip fault) discordant to the trend of the Riachão do Ouro greenstone belt. A total of 20 diamond drilling holes were carried out in 2024, totalling 2,614.00 m drilled. The objective of this drilling was to convert Inferred Resources to Indicated Resources, aiming for a conversion of 2,188 t of ore at 1.6 g/ton, resulting in 112 koz Au. It is still necessary, however, to tighten the infill drilling grid to cover some gaps to complete this resource conversion.

A total of 35 diamond drilling holes were carried out in Vira Saia deposit in 2025, totalling 6,846.35 m.

The primary objective of this program was to support the conversion of Inferred Mineral Resources to the Indicated category within the resource pit located northwest of the reserve pit, as illustrated in the map and cross-sections below. A secondary objective was to test the southeastern continuity of the main Vira-Saia shear zone, as well as to evaluate the presence of potential parallel and/or secondary shear zones.

It should be noted that analytical results were available for only eight drill holes from the completed drilling program. The remaining 27 drill holes are still stored at the exploration core facility as part of the 2025 core backlog. All outstanding assay results are expected to be received by the end of the first quarter of 2026.

The Cata Funda deposit is located near the city of Almas and approximately 15 km north of the Paiol mine. Orogenic mineralization is within a dextral transgressive fault marked by strong hydrothermal alteration. This alteration style is similar to that observed at the Paiol Mine; however, the associated sulfide assemblage is richer in pyrrhotite and chalcopyrite rather than pyrite and arsenopyrite.

In 2025, five diamond drill holes were completed at the Cata Funda deposit, totaling 1,227.95 meters. The objective of this drilling program was to support the conversion of Inferred Mineral Resources to the Indicated category in the area between the resource pit and the reserve pit.

Mining Method

The Almas Operation consists of three open pit mines (Paiol, Vira Saia, Cata Funda), and one underground mine (Paiol) currently under development. At present, the Paiol open pit is the sole ore source. Underground development at Paiol began in 2025, with initial underground production planned for 2028. Mining at the Vira Saia open pit is planned for 2027, followed by Cata Funda in 2030. Existing heap-leach reserves and low-grade stockpiles are also incorporated into the LOM plan.

Open pit operations will use conventional truck-and-shovel mining with 4.5 cubic metre (m³) excavators, front-end loaders, and 70-t haul trucks. The final pit designs were based on optimization studies, supporting a planned run-of-min (ROM) production rate of 3.0 Mtpa and approximately 141 Mt of waste over an eight-year open pit mining period.

The underground mine will be developed primarily using transverse sublevel stoping, with localized longitudinal stopes. Primary stopes will be filled with cemented rockfill, and secondary stopes with rockfill.

Ore feed will transition from the Paiol open pit to a combination of Vira Saia, Cata Funda, and underground production, before shifting entirely to stockpiles from 2033 to 2037, resulting in a 12-year processing period.

Across all deposits, the operation will mine 29.5 Mt of ore at 0.86 g/t Au, supplemented by 4.3 Mt of stockpiled ore averaging 0.55 g/t Au. Processing throughput will begin at 2 Mtpa in 2026, increasing to 3 Mtpa from 2027 onward.

Mining is carried out in 10m and 20m high benches. To improve selectivity along the ore/waste contacts, however, mining in some areas will use 5m benches. The material from low-grade piles is rehandled and hauled to the processing plant following a blend strategy. Accesses and ramps are 15m wide with a double lane and a 10% maximum gradient.

Process and Recovery Methods

During 2025, the Almas process plant operated near 2.0 Mtpa, supported by the expanded CIL circuit comprising 11 tanks. The flowsheet, which includes crushing, ball milling, gravity concentration, thickening, cyanide leaching, CIL adsorption, elution, electrowinning and detoxification, performed reliably, however, overall gold recovery for open pit material averaged approximately 88.5% for the year. The tailings are conveyed by gravity to a detoxification unit for cyanide destruction and then are pumped to the TSF.

The 2025 results highlight the key importance of maintaining adequate residence time, carbon activity, and grind size control. While the expanded CIL circuit improved adsorption capacity, process performance remained sensitive to throughput changes, classification efficiency, and carbon management. These factors constitute the primary drivers behind the observed recovery level.

The planned Phase 3 expansion introduces a new 4.0 Mtpa crushing plant and a thermal carbon regeneration system, both of which are expected to support improved metallurgical consistency as throughput increases toward 2.7 Mtpa to 3 Mtpa. Enhanced carbon regeneration, in particular, is anticipated to mitigate fouling and improve adsorption kinetics, addressing a key limitation observed in 2025 operations.

No dedicated metallurgical test work is yet available for underground material. Therefore, underground metallurgical characteristics, including grindability, leach kinetics, adsorption performance, and preg-robbing behaviour, remain unverified. A conservative 85.17% recovery is currently applied for underground ore in mine planning and reserve estimation until such data becomes available.

Overall, the 2025 operating results indicate that the Almas process plant is capable of stable performance near 2.0 Mtpa, however, recovery improvements will depend on further optimization of the comminution and adsorption circuits and the implementation of thermal carbon regeneration as throughput increases in future phases.

Permit conditions

The Almas Project comprises a total of 58 mineral rights holdings covering an area of 242,752.62 ha granted by the Agência Nacional de Mineração (ANM), including two mining concessions, two mining concession applications and 54 exploration authorizations. The four mining concessions issued for the three mineral deposits that were the subject of the technical report are as follows:

•	Paiol: Mining concession (ANM number 860.128/1983). Mined in the past by VALE, and currently in production.

•	Cata Funda: Mining concession (ANM number 862.224/1980). Undeveloped property.

•	Vira Saia: Mining concession applications (ANM numbers 864.083/2006 and 860.373/1988).

The status of Aura’s exploration licenses, mining lease applications and mining leases as of December 31, 2025 is summarized in the table below:

ANM Registry Number	Area (ha)	Status
860.128/1983	5,175.00	Mining concessions
862.224/1980	3,962.00	Mining concessions
864.083/2006	1,759.29	Mining application requests
860.373/1988	2,724.46	Mining application requests
864.162/2022	999.76	Exploration License
864.004/2022	4,782.79	Exploration License
864.306/2021	990.5	Exploration License
864.305/2021	2,083.18	Exploration License
864.304/2021	9,714.38	Exploration License
864.303/2021	839.72	Exploration License
864.302/2021	5,016.67	Exploration License
864.300/2021	9,609.03	Exploration License
864.299/2021	7,890.31	Exploration License
864.298/2021	638.41	Exploration License
864.297/2021	856.74	Exploration License
864.267/2021	3,398.63	Exploration License
864.265/2021	4,559.75	Exploration License
864.263/2021	8,653.8	Exploration License
864.261/2021	4,492.32	Exploration License
864.260/2021	1,752.17	Exploration License
864.259/2021	1,149.57	Exploration License
864.258/2021	1,181.68	Exploration License
864.255/2021	488.31	Exploration License
864.254/2021	4,029.43	Exploration License
864.036/2018	9,027.88	Exploration License
864.011/2018	8,654.92	Exploration License
864.010/2018	8,146.21	Exploration License
864.008/2018	2,678.78	Exploration License

ANM Registry Number	Area (ha)	Status
864.005/2018	6,604.67	Exploration License
864.004/2018	6,784.71	Exploration License
864.003/2018	1,700.24	Exploration License
864.002/2018	178.62	Exploration License
864.027/2017	49.55	Exploration License
864.299/2016	980.59	Exploration License
864.246/2016	5,298.31	Exploration License
864.019/2016	6,691.32	Exploration License
864.011/2016	361.14	Exploration License
864.008/2016	445.47	Exploration License
864.004/2016	630.53	Exploration License
864.226/2015	4,402.21	Exploration License
864.026/2015	8,927.47	Exploration License
864.041/2013	8,919.92	Exploration License
864.015/2013	6,376.66	Exploration License
864.014/2013	7,717.38	Exploration License
864.110/2012	4,701.64	Exploration License
864.417/2011	508.87	Exploration License
864.416/2011	1,458.22	Exploration License
864.415/2011	2,991.38	Exploration License
864.143/2011	7,550.37	Exploration License
864.356/2024	9,009.82	Exploration License
864613/1994	6,186.8	Exploration License
Total	242,752.62

In Brazil, mineral rights are administered by the National Mining Agency (ANM), which regulates the issuance and maintenance of exploration permits and mining concessions. These mineral titles are subject to federal rules that require annual payments and periodic compliance obligations, including the Taxa Anual por Hectare (TAH), updated most recently by ANM Resolution No. 196, published on 25 February 2025 and effective from 1 March 2025. In 2025, the TAH is R$ 4.74 per hectare for permits in their initial term and R$ 7.11 per hectare during the renewal term.

Exploration permits are granted for one to three years and may be renewed once for an equivalent period, provided the holder demonstrates the need for additional time and submits the request at least 60 days before expiry. Additional renewals are allowed only in cases of proven access restrictions or delays in environmental licensing beyond the control of the titleholder.

The ANM imposes a 1.5% royalty on any proposed gold production, referred to as the Financial Compensation for the Exploitation of Mineral Resources (CFEM). This royalty is distributed among the municipality, the state and the federal government.

Of the total CFEM amount collected:

•	60% is allocated to the municipalities where the production takes place;

•	15% is allocated to the municipalities affected by the production, even if the extraction does not take place in such municipalities;

•	15% is allocated to the states or the Federal District where production takes place; and

•	10% is directed to entities within the federal government, including ANM.

Additionally, a 1.2% royalty on revenue from the sale of any mineral production, minus refining charges, transportation and insurance costs, taxes, and sales charges, must be paid by Rio Novo to Mineração Santa Elina Indústria e Comércio S.A. (Santa Elina) for production from tenements transferred from Santa Elina to Rio Novo at the time of the initial public offering (IPO). For the purposes of the technical report summary on which this disclosure is based, this will apply to production from the Paiol and Cata Funda deposits.

Rio Novo must also pay MINERATINS a 0.75% royalty from the production of the Paiol deposit, as MINERATINS holds the surface rights to the property.

Production from the Vira Saia deposit will be subject to a 2.5% NSR royalty payable to Mineradora Santo Expedito Ltda. and Terra Goyana Mineradora Ltda.

For a list of our current material concessions, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Overview—Mining Regulations.”

Processing plants and other available facilities

The process design is based on the results of several test work programs. This includes test work completed for 2021, feasibility study and historical testing. Historical testing evaluated different flowsheet options. The flowsheet selected for the 2021 feasibility study is based on typical industry unit operations for gold processing plants and the metallurgical test results.

The flowsheet includes primary crushing followed by grinding to achieve a particle size distribution of 80% passing 75 µm. Part of the cyclone underflow will be processed in a gravity circuit and the cyclone overflow will feed a pre-leach thickener; thickener underflow is processed through a leach-CIL circuit. CIL tailings will be treated for cyanide destruction. The carbon from CIL will go to elution, and the eluate solution will go to electrowinning in the gold room followed by refining.

The process plant was commissioned in 2023. Key process design criteria are listed below:

•	Nominal throughput of 5,479 tpd or 2.0 Mtpa.

•	Crushing plant availability of 70%.

•	Plant availability of 92% for grinding, gravity concentration, leach plant and gold recovery operations.

The Almas Project includes the Almas plant, with a nominal capacity of 5,479 tpd, and tailings disposal area. Since its inception, the Almas plant has been achieving annual overall recoveries of between 88% and 92% design capacity, averaging 90%. The process flowsheet includes primary crushing, ball mill grinding, gravity circuit, thickening, cyanide leaching, CIL, carbon elution, gold electrowinning and smelting. The tailings are conveyed by gravity to a detoxification unit for cyanide destruction and then are pumped to the TSF.

Electrical power is obtained from the national grid.

Ancillary buildings located near the mine entrance include the gate house with a reception area and waiting room, administration building, maintenance shops, cafeteria, warehouse, change room, first aid room and compressor room.

The explosives warehouse is located 1.2 km away from the Almas Project area, in compliance with the regulations set forth by the Brazilian Army. There is no camp at the Almas site.

Additional ancillary buildings are located near the Almas plant and include an office building, a laboratory, warehousing and a small maintenance shop.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$157 million.

Environmental Studies, Permitting and Social or Community Impact

The Paiol site is approximately 400 meters above sea level (MASL), at approximate coordinates 11.4ºS and 47.1ºW, and approximately 17 km south of the population center of Almas, in the state of Tocantins. Overland travel time from the state capital of Palmas to Almas is three to four hours via paved highways and Paiol is accessed via unpaved road from Almas. The Vira Saia and Cata Funda sites are north of Paiol, approximately 10 km and five kilometers south of Almas, respectively. Dianópolis, a regional commercial hub where many mine employees reside, is approximately 45 km east of Almas along state highway TO-040. The three deposits are in the catchment of the Manuel Alves River.

The climate is tropical with a mean annual air temperature of between 22ºC and 26ºC and little variation from month to month. The climate is characterized by distinct wet and dry seasons, with the wet season extending from October to March and the dry season from April to September. Average annual rainfall is approximately 1,700 mm.

The Project area lies wholly within the Cerrado biome, a predominantly savanna ecosystem. In much of Tocantins including the Almas area, agriculture is the predominant land use, and deforestation due to agricultural expansion — including for soybean farming, cattle ranching, and the cultivation of sugarcane — is a significant cause of habitat loss and environmental degradation. Agricultural development is extensive in the area between the community of Almas and the Project site. Locally, the impacts of past mining and ongoing artisanal mining (garimpeiros) activity are evident, with little natural habitat remaining.

Geochemical studies concluded that the risk of development of acid rock drainage/metals leaching (ML) is low at Almas. SLR’s observations during the site visit in November 2024 are consistent with this conclusion. In addition, according to the qualified person, the water quality in the Paiol pit lake prior to it being drained was good and the lake supported fish.

Slurred process plant tailings are discharged to an engineered TSF for permanent storage. The TSF is located approximately 2.5 km southeast of the process plant. As designed and permitted, the TSF has an ultimate capacity of 15 million m3 of tailings in storage. Should additional capacity be required, Aura plans to utilize in-pit tailings disposal in the mined-out Vira Saia pit, which will provide capacity for additional storage of approximately six million cubic meters of tailings.

The engineer of record (EOR) for the TSF is consultancy GeoSafe Engenharia (GeoSafe). Aura has in place inspection programs for the TSF in accordance with applicable legal requirements. Inspection results are compiled and reported monthly by GeoSafe as EOR. The most recent inspection report concluded that the facility is in good operating condition and that the stability conditions satisfy the criteria established in applicable Brazilian regulations. The SLR QP relies on the conclusions of the GeoSafe monitoring report and provides no conclusions or opinions regarding the stability of the TSF.

The process plant operates in closed circuit with the tailings storage facility, with inputs to the facility in the form of tailings supernatant and rainfall approximately balancing losses in the form of evaporation (from ponded water and saturated tailings beaches) and water taken up into permanent storage in the pores of the tailings solids. The process plant draws fresh makeup water from the Manuel Aves River under permit. Excess water accumulating in the open pit is monitored and discharged under permit to the receiving environment. At times, the volume of excess water to be discharged has exceeded the permit limit and a permit amendment may be required.

Community engagement activities date back to 2010 when consultancy Mediação Social e Sustentabilidade collected socioeconomic baseline data, carried out socioeconomic assessments and stakeholder mapping, and developed a social communication plan. Aura has continued with community engagement activities since initiating construction at Paiol, including updating the stakeholder map and communications plan, implementing a socioeconomic diagnostic exercise, and initiating a community investment program focused principally on the town of Almas. The SLR QP understands that there are no formal impact-benefit agreements (IBAs) in place with Almas or other local communities.

Aura has made a concerted effort to recruit women to the Almas operations and informed SLR during the site visit that the workforce is currently 30% female.

There are some Quilombola (Traditional Afro-Brazilian communities with constitutional rights to their territories) communities located within or around 8 km from the Vira Saia site. Engagement with Quilombola communities has been completed as part of the Vira Saia’s environmental licensing process.

The most recent mine closure plan( MCP) for Paiol and Cata Funda was completed in 2026. The MCP for Vira Saia was completed in 2025. The MCPs were prepared on behalf of Aura by consultancy Mineral Engenharia e Meio Ambiente in accordance with applicable legal requirements. The MCPs consider activities for pre-closure, active closure, and post-closure monitoring and maintenance.

The MCP adopts a conventional approach to mine closure and specifies that disturbed areas will be covered and revegetated to limit erosion and promote physical stability, and that native plants will be planted to promote generating a Cerrado-like environment.

The MCP for Paiol and Cata Funda includes an undiscounted closure cost estimate of US$20 million. The MCP for Vira Saia includes an undiscounted closure cost estimate of US$4.3 million.

Mineral Resources and Mineral Reserves Estimates

Mineral resources and mineral reserves estimate at the Almas Project consist of material from three gold deposits: Paiol, Vira Saia and Cata Funda.

Mineralization domains for all deposits were generated based on known geologic controls, including structure, alteration, and lithology, and refined with consideration to economic threshold values for gold, and mineable width. Block model estimates were completed using a multi-pass interpolation approach using capped and composited samples and classified in accordance with S-K 1300 definitions. A summary of the open pit and underground Mineral Resources as of December 31, 2025 is presented in the table below:

Deposit	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (oz Au)
Paiol (Open Pit)	Measured	1,623	0.31	16,000
	Indicated	1,167	0.47	18,000
	M&I	2,790	0.38	34,000
	Inferred	431	0.58	8,000
Paiol (UG)	Measured	─	─	─
	Indicated	2,227	0.88	63,000
	M&I	2,227	0.88	63,000
	Inferred	3,744	0.67	81,000
Vira Saia	Measured	76	0.56	1,000
	Indicated	1,095	0.63	22,000
	M&I	1,171	0.63	24,000
	Inferred	2,244	0.77	55,000
Cata Funda	Measured	99	0.34	1,000
	Indicated	263	0.72	6,000
	M&I	362	0.61	7,000
	Inferred	396	0.95	12,000
Total	Measured	1,798	0.32	18,000
	Indicated	4,752	0.74	109,000
	M&I	6,550	0.63	128,000
	Inferred	6,815	0.74	156,000

Notes & Assumptions*

(1)	Mineral Resources are reported exclusive of Mineral Reserves.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	The definitions for Mineral Resources in S-K 1300 were followed for Mineral Resources.

(3)	Mineral Resources are reported in situ from optimized pit shells.

(4)	Mineral Resources are estimated at a cut-off grade of 0.22 g/t Au for Paiol (open pit), 0.25 g/t Au for Cata Funda and 0.24 g/t Au for Vira Saia.

(5)	Mineral Resources are estimated using a long-term gold price of US$3,100 per ounce.

(6)	Mineral Resources for Paiol Underground are reported from optimized stope shapes generated using a cut-off grade of 0.42 g/t in-situ without applying mining dilution, mining losses or process losses.

(7)	Bulk density is 2.75 t/m3 for Paiol, 2.75 t/m3 for Cata Funda and 2.64 t/m3 for Vira Saia.

(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(9)	Metallurgical recovery is 92% for high-grade (Au≥0.90 g/t) material, 90% for medium-grade (0.70≤Au<0.89 g/t) and 86% for low-grade (0.34≤Au<0.69 g/t).

(10)	Numbers may not add due to rounding.

Mineral Reserves.

The current Mineral Reserve estimates, as prepared by SLR and reported as of December 31, 2025, are summarized in the table below:

Pit	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (oz Au)
Paiol (Open Pit)	Proven	14,207	0.74	338,000
	Probable	3,320	0.75	80,000
	Total Proven + Probable	17,527	0.74	418,000
Paiol (UG)	Proven	—	—	—
	Probable	4,817	1.16	180,000
	Total Proven + Probable	4,817	1.16	180,000
Vira Saia	Proven	1,522	0.99	49,000
	Probable	3,565	0.75	86,000
	Total Proven + Probable	5,087	0.83	135,000
Cata Funda	Proven	1,303	1.24	52,000
	Probable	806	1.14	29,000
	Total Proven + Probable	2,109	1.19	81,000
SUB-TOTAL		24,723	0.80	634,000
Stockpiles	Proven	4,338	0.55	77,000
	Probable	—	—	—
	Total Proven + Probable	4,338	0.55	77,000
TOTAL		33,878	0.82	891,000

Notes:

(1)	S-K 1300 definitions were followed for Mineral Reserves.

(2)	Mineral Reserves are 100% attributable to Aura.

(3)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(4) Bulk densities applied in the estimate are: 2.75 t/m³ for Paiol, 2.64 t/m³ for Vira Saia and 2.67 t/m³ for Cata Funda.

(5)	Open-pit Mineral Reserves are estimated using cut-off grades of 0.26 g/t Au for Paiol, 0.29 g/t Au for Vira Saia and 0.20 g/t Au for Cata Funda.

(6)	Underground Mineral Reserves are estimated at a cut-off grade of 0.51 g/t Au for Transverse Sublevel Stoping and 0.41 g/t Au for Longitudinal Sublevel Stoping. Refer to Section 12.3.3 for additional details.

(7)	Metallurgical recoveries applied are 91.8% for high-grade and medium-grade ore and 85.2% for low-grade ore in the open-pit deposits. For the underground area, the applied metallurgical recovery is 85.2%.

(8)	Mineral Reserves are estimated using an average long-term price of US$2,600/oz Au.

(9)	Totals may not add due to rounding.

Mineral Resources and Reserves Changes from 2024 to 2025

Exclusive Mineral Resources are generally reduced in Measured and Indicated due to conversion to Mineral Reserves mainly because of using higher gold prices used for pit optimization for Paiol, Cata Funda and Vira Saia. However, the direct comparison is not possible for Paiol compared to the end of the 2024 model, since Mineral Resources in Paiol at end of 2025 is divided into two separate parts (open pit and underground resources). For Vira Saia, the metal content reduced by 63% in the Measured and Indicated categories due to conversion to Mineral Reserve, and by more than 100% in the Inferred category due to higher gold prices used in optimizations. In Cata Funda, the metal content reduced by 68% in the Measured and Indicated category due to conversion to Mineral Reserve, and by 52% due to conversion to the Measured and Indicated category, resulting from infill drilling.

The table below shows major changes in mineral reserves for the periods indicated in terms of tonnes, grade and contained gold.

Pit	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Difference between 2024 and 2025 Reserves – Absolute Values
Paiol (Open Pit)	Proven	8,257	0.53	140
	Probable	-4,194	1.56	-210
	Total Proven + Probable	4,063	0.54	-70
Paiol (UG)	Proven	─	─	─
	Probable	4,817	1.16	180
	Total Proven + Probable	4,817	1.16	180
Vira Saia	Proven	389	0.56	7
	Probable	1,546	0.50	25
	Total Proven + Probable	1,935	0.51	32
Cata Funda	Proven	847	0.95	26
	Probable	539	0.98	17
	Total Proven + Probable	1,386	0.96	43
Stockpile	Proven	1,969	0.52	33
Total		14,170	0.48	218

Pit	Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Difference between 2024 and 2025 Reserves – Percentage
Paiol	Proven	138.77%	-28.85%	70.71%
	Probable	-55.82%	-37.50%	-72.41%
	Total Proven + Probable	30.18%	-34.51%	-14.34%
Paiol (UG)	Proven	—	—	—
	Probable	—	—	—
	Total Proven + Probable	—	—	—
Vira Saia	Proven	34.33%	-14.66%	16.67%
	Probable	76.57%	-21.05%	40.98%
	Total Proven + Probable	61.39%	-18.63%	29.81%
Cata Funda	Proven	185.75%	-31.11%	100.00%
	Probable	201.87%	-19.15%	141.67%
	Total Proven + Probable	191.70%	-28.31%	113.16%
Total		83.12%	-5.17%	75.00%

Paiol Proven and Probable (P&P) Mineral Reserves for open pit increased 30% in tonnes after depletion due to lower cut-off grade and higher gold prices. While total tonnes increased, a 35% decline in gold grades resulted in a 14% decrease in contained gold. Paiol UG Mineral reserve added a total of 180 Koz to the Mineral Reserve for the Paiol mine.

Vira Saia Proven and Probable Mineral Reserves increased approximately 61% in tonnes due to the higher price of gold and lower cut-off grade. While total tonnes increased, gold grade declined 19%, resulting in a 30% increase in contained ounces.

Cata Funda Proven and Probable Mineral Reserves increased approximately 192% in tonnes due to infill drilling, the higher price of gold and lower cut-off grade. While total tonnes increased, gold grade declined Operations.

Operating Statistics	For the year ended December 31,
	2025	2024
Ore mined (tonnes)	3,265,478	2,362,708
Waste mined (tonnes)	16,624,742	9,598,373
Total mined (tonnes)	19,890,220	11,961,081
Waste to ore ratio	5,1	4.06
Ore plant feed (tonnes)	2,002,660	1,637,574
Grade (g/tonne)	1,02	1.13
Recovery (%)	89%	91%
Production (ounces)	56,979	54,129
Sales (ounces)	56,979	54,129
Average cash cost per ounce of gold produced (US$)	1,004	950

New Regional Targets Exploration

Since 2020, the Almas exploration team has been conducting a regional surface sampling program comprising stream sediment, pan concentrate, soil and rock chip sampling, in addition to integrated geological mapping at a 1:25,000 scale.

In order to improve the accuracy and prioritization of targets for diamond drilling, a regional assessment was carried out within a radius of approximately 10 to 40 km from the Almas processing plant, located at the Paiol Mine, as illustrated in the map shown in Figure below.

Legend
Mine
Hole Drilling Executed Aura
Target Standby
Exploration Minerals Rights
Greenstone belt
São Miguel
Morro do Carneiro
Almas
Cata-Funda
Vieira
Ijuí
Batalha
Dianópolis
Vira-Saia
Olavo
Pixuri
Paiol
Quirino
Nova Prata
10km
Jacobina
Espinheiro
Lagartixa
20km
Terra Vermelha
30km
Jacaré
Beja
Poço do Ouro
Misericórdia
40km
0 3 6 9 12 15 km
Escala 1:300.000
UTM: Datum SIRGAS 2000, Zona 23S
230000
240000
250000
260000
270000
280000
290000
300000
8720000
8710000
8700000
8690000
8680000

A total of 17 exploration targets were identified within this area, namely: Olavo, Ijuí, Vieira, Quirino, Nova Prata, Espinheiro, Jacobina, Morro do Carneiro, São Miguel, Batalha, Pixuri, Lagartixa, Terra Vermelha, Jacaré, Beja, Misericórdia and Poço do Ouro.

Most of these targets are hosted within metavolcanosedimentary rocks of the Riachão do Ouro Greenstone Belt. In contrast, the Quirino, Batalha, Lagartixa and Terra Vermelha targets are associated with granodioritic rocks of the Serra das Areias Suite. This geological framework is consistent with the regional mineralization setting, where the Paiol and Cata Funda gold deposits occur within greenstone belt rocks, whereas the Vira-Saia deposit is hosted by intrusive granodiorites.

Borborema Mine

Qualified Person

Parts of this section are derived from the technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil,” issued March 30, 2026, with an effective date of December 31, 2025, prepared by B. Tomaselli B.Sc., FAusIMM (Deswik, Belo Horizonte, Brazil), SRK Consulting (U.S.), Inc. Denver, USA., F. Ghazanfari. P. Geo. (Aura Minerals), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The technical report summary is included as an exhibit to this annual report.

Property Description and Location

The Borborema Mine is a production stage project located in the southern portion of the state of Rio Grande do Norte in northeastern Brazil is situated 26 km east from the well-established town of Currais Novos, which has good infrastructure and a population of approx. 45,000 people. UTM coordinates (SIRGAS 2000 Datum): 9,314,875.56 m N; 800,289.00.

Colombia
Venezuela
Peru
Bolivia
Paraguai
Argentina
700000
800000
900000
Atlantic ocean
Rio Grande do Norte
Ceará
Natal
Borborema Project
Currais Novos
BR-226
BR-226
Paraiba
25
50 km
9400
9300000

Borborema Map Location, Rio Grande do Norte State, Brazil.

The Mine comprises three (3) mining concessions totalling 2,907.2 hectares. Most of the gold (Au) Mineral Resource based on the January 2023 estimate by SRK Consulting (US) Limited (“SRK”) is located in mining concession numbers 805.049/1977 and 840.152/1980, with a small remaining portion located in mining concession 840.149/1980 (graphic below). The last two mining concessions are currently suspended and mining is inactive. The suspension requested awaits response from ANM. It is intended that these two concessions be reactivated once mining activities commence.

Mining concession No. 805.049/1977 has a valid and active operating license (“LO”) issued by IDEMA, the state environmental authority, related to prior mining and beneficiation activities on the property.

Borborema Project composes three mining concessions, Aura property and Licensed areas.

In addition, Borborema Inc. currently holds two exploration licenses in the Seridó Belt (located in the states of Rio Grande do Norte and Paraiba) and Mara Rosa (located in the state of Goias). Borborema’s holding are summarized in the table below:

Borborema Inc. land holding status

Project	State	No of Tenements	Situation	Mineral	Area (km2)
Borborema	RN	9	Mining Concession Granted	Gold	112.74
Seridó Belt	RN-PB	23	Exploration Authorized	Gold; Lithium	173.73
Iron Ore - Saquinho Mine	RN	2	Exploration Authorized	Iron	38.67
Total		34			325.15

Regarding Environmental Licensing follow de main Licenses granted for mining and processing of gold ore to date:

•	The Environmental License (Licença Prévia - LP) in April 2017 and updated 30 July 2018.

•	The Installation License (Licença de Instalação - LI) was approved one year later in April 2019 by the State Environmental Regulatory Authority (IDEMA). The Installation License (LI) granted in April 2019 covers most of the three ANM mining concessions at 805.049/1977, 840.149/1980, and 840.152/1980.

•	In March 2023, upon request of Aura, the Installation License was updated by IDEMA for a total area of 490 hectares (LI Nº 2022-188699/TEC/LI-0181) located in UTM coordinates (SIRGAS 2000 Datum): 9,314,875.56 m N; 800,289.00 m E and linked to No. 805.049/1977, 840.149/1980 and 840.152/1980 Mining Concessions.

•	On February 03, 2025, IDEMA issued the Operation License – LO Nº 2024-219477/TEC/LO-0639 that authorizes the mining and processing of gold ore for an area of 490 hectares.

Approximately 16 additional environmental permits have been requested and granted by IDEMA to complete the environmental licensing process for the Borborema project.

The vegetal suppression license, which allows the suppression of vegetation on the Project area, was issued in February 2023 by IDEMA and covers all the project installation areas including mine, waste dump, operational area, utilities and dry storage facility.

Borborema Project Licenses and Permits Held by Aura

Before Installation License No. 2018-129191/TEC/0083 expired on 04/15/2023, the application for an updated Installation License was filed with IDEMA and on 03/02/2023 the Installation License, LI nº 2022-188699/TEC/LI-0181 was issued in an area of 490 hectares with a validity of 5 years.

The application for the Project Operating License with IDEMA was filed in September 2024 and, the Operating License – LO No. 2024-219477/TEC/LO-0639 was issued and authorizes the mining and processing of gold ore for 490 hectares area. Both Installation and Operating Licenses are linked to mining rights 805.049/1977, 840.149/1980 and 840.152/1980 of the National Mining Agency (ANM).

Additional permits are required to complete full project permitting, and Table below provides the updated list of permits in place.

Licenses	Description	Issuance	Validity	Status
LO Nº 2025-240746/TEC/LO-0039	Operating license for a Sewage Treatment Plant with a capacity of up to 1,680m³/day (ETE).	03/06/2025	03/06/2031	Valid License
LI Nº 2023-202914/TEC/LI-0218	Operating License for Wastewater Pipeline with extension of about 27.5 km a long of BR-226 highway	08/08/2025	08/16/2031	Valid license
RLO nº 2020-149610/TEC/RLO-0243	Operating license – LO for the extraction and processing of gold in an area of 8.00 ha (former leach piles) and a volume of 1,200m³/month.	06/07/2020	06/07/2026	Valid License – It will be added to the LO of the Aura Borborema Project
LO Nº 2024-224430/TEC/LO-0737	Operation License for a Power Distribution Line of 69kV and 35 km.	01/28/2025	01/28/2031	Valid License

Licenses	Description	Issuance	Validity	Status
LO Nº 2024-223181/TEC/LO-0719	Operation License for the Electric Power Substation(69kV/13.8kV) and total power of 20 MVA, which will connect the 69 kV Power Distribution Line (SE).	01/27/2025	01/27/2031	Valid License
LS Nº 2024-206097/TEC/LS-0630	Simplified License for the opening of 2 access roads totaling 1,700 m	07/08/2024	07/08/2030	Valid License
RLS nº 2021-174272/TEC/RLS-0459	Simplified License for opening access road to the Aura Borborema Project with an extension of 653.87 meters.	07/10/2022	07/10/2028	Valid License
LA Nº 2025-240366/TEC/LA-0006	Expansion License for opening access road to the Aura Borborema Project with an extension of 573.50 meters.	08/20/2025	08/20/2029	Valid License
ORH nº 02179/2024	Grant to capture 1,270,200 m3/year of water from rainwater reservoir of fines dike	10/29/2024	10/29/2028	Valid License
*ORH Nº 02179/2024	Grant to capture 1,270,200 m3/year of water from rainwater reservoir of fines dam to gold process uses.	10/29/2024	10/29/2028	Valid License
*ORH Nº 02429/2024	Grant to capture 2,628,000 m3/year of water from rainwater reservoir of fines dam to construction uses.	12/02/2024	12/02/2028	Valid License
*ORH Nº 00731/2025	Grant to capture 29,197.01 m3/year of water from Aterro Dam.	06/30/2025	06/30/2030	Valid License
*ORN Nº 32566933	Grant to capture domestic wastewater for treatment and application in industrial purposes.	03/20/2025	03/20/2029	Valid License
Nº 2023- 198184/TEC/DL-0403	**A 15m3 diesel oil tank exempt from environmental permitting – support construction and plant start up			Valid License
LI Nº 2024-222783/TEC/LI-0395	Installation License for Definitive Fuel Station	01/27/2025	01/27/2031	The application for LO will be filed when the construction of the Fuel Station is 80% complete.

Licenses	Description	Issuance	Validity	Status
Nº 2024- 206096/TEC/AE-0126	Special Permit for Power Line and wastewater pipeline Construction Site of de Project	03/21/2024	03/21/2027	Valid Permit

Notes:

(1)	LP, LI and LO — Preliminary License, Installation License and Operating License.

**	Used during the construction and will continue to supply the start of operation with diesel supplementation coming from Natal (capital of RN).

Geology and Exploration

The Borborema Project area is situated in the top of the Seridó Group stratigraphy (the Seridó Formation) within a sequence of banded arkosic metapelitic schists, subjected to upper-amphibolite facies regional metamorphism. Mineral assemblages are dominated by plagioclase, potassium feldspar (K-feldspar) and quartz, with subordinate biotite, garnet, sillimanite, cordierite, muscovite and andalusite. This assemblage is indicative of high temperature (650-700°C) and relatively low pressure (3-4 kb) conditions.

Quartzo-feldspathic bands resulting from partial melts both crosscut and parallel the schistosity, dominantly in the more pelitic cordierite schists. Widespread retrograde sericite overprints the prograde mineral assemblage. The schists are intruded by Brasiliano-age pegmatite bodies.

During the Neoproterozoic the region underwent a complex tectonic evolution involving thrusting (D2) and transcurrent shearing (D3), as indicated by the presence of both low-and high-angle structures (the S2 and S3 foliations, respectively).

The main Borborema ore body has overall dimensions of approximately 600 m in the down-dip direction, 3,500 m along the strike, and averages of 50 m in thickness in the central and 30 m in thickness in the southern and northern parts. The Borborema deposit is located within a northeast-southwest trending shear zone and displays a penetrative north-northeast-trending fabric, dipping southeast at around 40 degrees.

The Borborema deposit has been drilled out at nominal drill spacing of approximately 50 m x 50 m. A total of 303 diamond drill holes and 921 reverse circulation (RC) holes totaling 109,090 m were drilled between 1979 and 2022 and were used to generate the Borborema 3-D models.

In the Borborema deposit area (Sao Francisco historical pit) four distinctive structural and strongly deformed domains were identified:

•	A shallow dipping, leucosome-rich hanging-wall zone with strong deformation features which is metamorphosed under amphibolite facies. The folding is tight. Crenulations and S-C fabrics in shear zones are abundant.

•	A mylonitic zone (retrograde zone) cut with faults (D2b) developed along the main Sao Francisco Shear zone (D3). Stratigraphy has been overturned and thrusted and retrograde alteration is strong and dominant. Mineralization mainly developed in the retrograde zone.

•	A moderate to strong shearing zone with wavy shear fabric mainly developed within a quartz-muscovite-biotite schist and on the footwall side of the Sao Francisco shear zone. Crenulation cleavages are abundant and dips steeper than in the shear zone. This zone is mainly barren and represents the main metamorphic event in lower amphibolite facies.

•	A quartz-feldspathic footwall schist with meta-sedimentary origin and bedding, which can be labelled as a footwall schist where layering and bedding are clearly preserved. The host rocks metamorphosed under lower amphibolite and upper greenschist facies.

Mineralization is strongly controlled by regional structures with secondary structures providing the preferred host for gold. In addition to the main mineralized zone, several thinner sub-parallel zones of gold mineralization were identified.

Two distinct gold mineralization types are identified in drill cores: 1) disseminated free gold; and 2) gold in association with sulphide mineralization represented by pyrrhotite, chalcopyrite, pyrite, sphalerite and galena. Additionally, the sulphide mineralization was observed in the outer contact between chert boudins and schist along with or within schist foliation.

The continuity of mineralization observed in the select diamond drill core shows a highly discontinuous nature. Sulphide-hosted gold (Au) appears primarily along psammitic schist foliations and around the perimeter of quartz veins and boudins. The visual inspection of sulphide mineralization in core with correlated analytical results appears to indicate a relatively high concentration of gold in pyrrhotite such that a sub-cm scale zone of sulphide mineralization resulted in grades commonly exceeding 1 g/t Au.

The mineralized sequence has been subjected to a complex, multi-stage deformational history, with folded, sheared, dismembered and boudinage quartz and quartz-carbonate veins and veinlets commonly associated with the gold mineralization.

The genesis of gold mineralization is poorly understood on a property and regional scale. Some geologists who studied the geology of the deposit area in the past associated the gold mineralization with peak metamorphism adjacent to D2 shear zones (Stewart, 2011), while others believe that the deformational event which accompanied gold mineralization was an extensional event forming a linear dilatational feature (Baars, 2011). It has been suggested that the base metal sulphide mineralization event may be independent of the gold event; the lack of direct correlation between gold and silver also suggests deposition in separate events or pulses. Other geologists concluded that a second shallow-dipping structure was associated with mineralization that was separate from and oblique to the main shear zone. The shallowly dipping ore system lies in a strongly attenuated axial plane-parallel zone within the overturned limb of a large, inclined fold (Holcombe, 2012).

The deposit at the Borborema Project is considered to be a classic mesothermal/orogenic gold deposit type in a sheared and deformed Archaean to Proterozoic age greenstone belt sequence composed of metamorphosed volcanic-sedimentary rocks units intruded by slightly younger post-tectonic igneous bodies.

Orogenic gold deposits are among the most important sources of gold production in the world. The geology of the Borborema Project area and its gold occurrences are strikingly like many other gold-bearing schist belts throughout the world.

Several companies have completed various exploration programs at the Project and surrounding region, including Itaperiba Mármores e Granitos LTDA (1979-1983), Mineração Xapetuba (1984), Mineração Santa Elina (1994-1997), Caraíba Metais LTDA (2007), Crusader (2009-2012), Big River (2021-2022) and Aura Minerals (2022).

Systematic exploration mainly was carried out by Crusader and later by Big River which included mapping and structural interpretations, geochemical sampling, and drilling. Aura, since the acquisition of the project in 2022, carried out regional geophysical modeling and will start more systematic exploration work in the acquired claims from Big River.

Mining and Processing Methods

The mine design and operational assumptions were developed based on the following key criteria. The project comprises a single open pit with one Waste Rock Storage Facility (WRSF) located on the eastern side of the pit. Multiple haulage routes provide access between the pit, the run-of-mine (ROM) crushing pad, and the waste storage areas. A low-grade stockpile is located adjacent to the ROM/crushing pad to support feed blending. An existing 3.2 Mt stockpile is available at the start of the schedule; however, its use is not necessarily prioritized in the early years. Mining is planned on 20-meter bench intervals.

The Life of Mine (LOM) schedule extends for approximately thirty-five years and four months. Key scheduling parameters include a nominal plant throughput of 2.0 Mt per year and adherence to Aura’s existing mine plan during the initial two years of operation. The processing facility is limited to a maximum of 10% oxidized material in the feed blend. Total material movement is estimated at approximately 16 Mt per year. Vertical development is supported by a 100-meter annual sink rate, equivalent to five 20-meter benches. A low-grade stockpiling strategy is incorporated to increase the head grade during the early phases of the operation.

Two key start-up constraints were also considered in the mine plan:

(1) the road bypass area becomes available for mining only after January 2028, and

(2) the HVTL (High-Voltage Transmission Line) corridor becomes available only after January 2029.The proposed beneficiation plant design is based on metallurgical testing and designed for optimal gold recovery with low capital and operating costs. In its initial conception, a conventional circuit for feeding 4.0 Mtpy was foreseen, consisting of three-stage crushing, ball mill, CIL, and thickening and filtering for dry stacking of the tailings, including desorption by the Anglo American Research Laboratory (AARL) method and electrolysis. The current design is based on a nominal feed of 2 Mtpy of ore, assuming a crushing plant availability of 75% and 90% for milling/CIL and supported downstream operations by an emergency stockpile of crushed ore and reserve equipment in critical areas. The Project includes single-stage primary crushing with a single stage semi-autogenous grinding (SSSAG) mill circuit at the 2.0 Mtpy stage to obtain a P80 106 μm product for cyanide leaching in the presence of activated carbon in obtaining gold recovery of 92.1%.

Permit conditions

The Borborema project is currently in operation, in accordance with Operating License (LO) No. 2024-219477/TEC/LO-0639, which authorizes the mining and processing of gold ore in an area of 490 hectares. This license is linked to mining rights 805.049/1977, 840.149/1980 and 840.152/1980 of ANM, which cover a total area of 2,902.7 hectares. To expand the deposit, it will be necessary to build a 5.3 km bypass of BR 226, and to this end, the licensing processes with the federal and state governments are already underway.

Operating License (LO) No. 2024-219477/TEC/LO-0639 is valid until February 03, 2031 and covers changes and improvements made during construction in the 490-hectare area. However, according to IDEMA, any expansion or change that exceeds 490 hectares but occupies up to 100 additional hectares must apply for an Expansion License and will be incorporated into the current Operating License. Future expansions or changes that exceed the 100 hectares already expanded will be subject to separate licensing.

The Operating License incorporates all project modifications and improvements implemented during the construction phase within the authorized 490 hectare project footprint. Any project changes or expansions extending beyond this permitted area are subject to mandatory notification and approval by the State Environmental Regulatory Authority- IDEMA. Aura has fulfilled this reporting requirement, and an application for an Expansion License has been formally submitted to IDEMA. The application is currently under regulatory review.

The expansion of the pit will require the construction of a 5.3 km of alternative route of Federal Highway BR 226 and the relocation of two 230 kV power transmission lines. The Permitting process of the 5.3 km alternative route has been initiated at both the federal and state levels. The agencies involved are DNIT (National Department of Infrastructure and Transport) and IDEMA (State Environmental Regulatory Agency).

According to the Official Letter - OFÍCIO No. 198683/2024/SRE – RN from DNIT, the geometric design of the road deviation was previously approved and the Federal Prosecutor's Office of DNIT issued a Legal Opinion related to the viability of the road deviation confirming that it is feasible, thus allowing mining activity.

The detailed design for the alternative route is currently under review by DNIT, and a Technical Cooperation Agreement between DNIT and Aura, to construct the alternative route, is expected to be signed by the first quarter of 2026. This technical cooperation will facilitate the negotiation of the land with the property owners, since DNIT will cooperate with technical support and issuance of the necessary documents and permits.

Regarding environmental licensing, IDEMA reported that the Federal Road deviation is a Simplified Permitting with the issuance of two main licenses: Simplified Primary License - LSP and Simplified Installation and Operation License - LSIO. The application for the LSP was already filed in November 2024 and is under analysis by IDEMA. To complete the environmental licensing process, additional permits are required, such as the Permit for Clearing Native Vegetation and the Special Wildlife Permit for rescuing wild animals before and during vegetation clearing. Requirements such as land ownership documents are prerequisites to instruct the process and to obtain the Native Vegetation Clearing Permit and LSIO. Land mapping and negotiations with landowners are already underway. The entire land negotiation and licensing process is expected to be completed by the third quarter of 2026.

For the relocation of the 230 kV transmission line segments, the environmental permitting process will fall under state jurisdiction and will be administered by IDEMA on behalf of the concessionaires (TAESA and CHESF). This process will require the submission of simplified environmental impact documentation and the acquisition of streamlined environmental permits, including a Simplified Preliminary License and a Simplified Installation and Operation License. Additional authorizations for Native Vegetation Clearing and Wildlife Rescue will also be required.

For a list of our current material concessions, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Overview—Mining Regulations.”

Processing plants and other available facilities

The proposed beneficiation plant design is based on metallurgical testing and designed for optimal gold recovery with low capital and operating costs. In its initial conception, a conventional circuit for feeding 4.0 Mtpy was foreseen, consisting of three-stage crushing, ball mill, CIL, and thickening and filtering for dry stacking of the tailings, including desorption by the Anglo American Research Laboratory (AARL) method and electrolysis. The current design is based on a nominal feed of 2 Mtpy of ore, assuming a crushing plant availability of 75% and 90% for milling/CIL and supported downstream operations by an emergency stockpile of crushed ore and reserve equipment in critical areas. The Project includes single-stage primary crushing with a single stage semi-autogenous grinding (SSSAG) mill circuit at the 2.0 Mtpy stage to obtain a P80 106 μm product for cyanide leaching in the presence of activated carbon in obtaining gold recovery of 92.1%.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$243 million.

Drilling, Sampling & Assaying

Historical drilling on the Borborema Gold Project has been completed in various campaigns since 1979 by several companies including Xapetuba, JICA, Santa Elina and Caraiba.

Historical drilling (DDH & RC) statistics in Borborema Project.

Campaign		Diamond Drilling		Reverse Circulation		Total
Company	Year	Holes	Meters	Holes	Meters	Holes	Meters
Xapetuba	1984 – 1990	13	264	198	4,545	211	4,809
JICA	1991	2	400			2	400
Santa Elina	1995	15	1,185			15	1,185
Caraiba	2007	75	10,528			75	10,528
Total		105	12,377	198	4,545	303	16,922

The diamond drilling was completed by conventional and wireline techniques using HQ and NQ diameter core except for the JICA drilling which used AX diameter core.

Crusader began drilling on the Project in August 2010 and drilled consistently until the end of 2012. Crusader drilled 1, 235 m in 10 diamond drill holes for a metallurgical study. Big River drilled 13 holes to extend the known mineralization at depth and increase the inferred mineral resources. The below table summarizes these drilling programs.

Crusader and Big River (DDH &RC) drilling statistics in Borborema Project.

Campaign		Diamond Drilling		Reverse Circulation		Total
Company	Year	Holes	Meters	Holes	Meters	Holes	Meters
Crusader	2010 – 2014	185	41,001	723	46,026	908	87,027
Big River	2021 – 2022	13	5,141	13	5,141
Total		198	46,142	723	46,026	921	92,168

The drilling was completed in various stages and for various purposes. The below table shows the detailed statistics of each drilling campaign. Crusader drilled 1,235 m in 10 diamond drill holes for a metallurgical study which is included in the resource building category since the results was used also for Mineral Resource estimation.

Crusader drilling detailed statistics in Borborema Project.

	Diamond Drilling		Reverse Circulation		Auger Drilling		Rotary Air Blast		Total
Drilling Program	Holes	Meters	Holes	Meters	Holes	Meters	Holes	Meters	Holes	Meters
Resource	172	39,131	380	23,794	552	62,925
Condemnation			267	13,984					267	13,984
Exploration	1	253	76	8,248					77	8,501
Geotechnical	2	382							2	382
Metallurgical	10	1,235							10	1,235
Heap Leach Piles					48	250			48	250
Grade Control							98	238	98	238
Total	185	41,001	723	46,026	48	250	98	238	1,054	87,515

The analyses carried out by the four laboratories are summarized in the table below.

Laboratory analysis techniques used by Crusader.

Lab	Lab Code	Sample Digestion	Finish	Company	Main Element	Limit of detection (ppm)	Use
Bureau Veritas	FA001	Fire Assay	AAS	Crusader	Au	0.001	Normal
ALS	Au-AA26	Fire Assay	AAS	Crusader	Au	0.01	Normal
ACME	G6-50	Fire Assay	AAS	Crusader	Au	0.005	QC
Ultratrace	FA002	Fire Assay	ICPM	Crusader	Au	0.001	QC
SGS	FAA505	Fire Assay	AAS	Big River	Au	Normal

The entire sample preparation for Crusader 2010-2011 and 2021-2022 drilling campaigns was carried out in designated laboratories.

Mineral Resources and Mineral Reserves Estimates

Mineral Resources

SRK Consulting (U.S.), Inc. (“SRK”), acting as third-party firm Qualified Person, performed the Mineral Resource estimate in support of the Borborema Feasibility Study (FS) report with an effective date of 31 January 2023. All definitions for Mineral Resources comply with all disclosure standards for mineral resources under §§ 229.1300 through 229.1305 (subpart 229.1300 of Regulation S-K). All supporting drilling and geological data were provided by Aura and reviewed by the Qualified Person. SRK constructed the block model and performed grade shell modeling of mineralization, interpolation of gold concentrations, scripting of bulk density, assigning Mineral Resource classification based on SEC definitions, and estimation of the Mineral Resource statement. The mineral resource block model was finalized in late 2022.

The drill hole database supporting the Mineral Resources contains 1,370 drillholes for 109,578 m across the entire property with 74,038 sample intervals utilized to inform the mineral resource estimate for Borborema.

There are 29,617 specific gravity (SG) measurements from drilling data in the database used in Mineral Resources.

SRK reviewed raw sampling 1 m, 2 m, and 3 m composite lengths to determine material effect or bias on these various composite lengths. A 2 m composite was selected for estimation of the 2022 Mineral Resource model. It is the Qualified Person’s opinion that use of a 2 m composite is considered appropriate based on the raw sampling intervals with the majority collected at 1 m length.

The Borborema Mineral Resource block model does not utilize a lithological model to confine the grade estimation but instead utilizes multiple gold grade shells to define Au estimation domains. This approach was used due to the inability to model lithostratigraphic correlations across the deposit. As the gold mineralization is predominantly controlled by a primary structural zone trending north-south and dipping ~35 degrees to the east; it was this orientation that was used to define the grade shell directionality and trend.

The Mineral Resource block model utilized a minimum 0.2 g/t Au grade shell to constrain the estimation and thus define the overall mineralization envelop with potential for economic material. Within the 0.2 g/t Au grade shell, SRK has utilized two additional nested gold grade shells of 0.5 and 1.0 g/t Au that were also created in Leapfrog® Geo using the indicator numeric modeling tools.

SRK utilized an oxidation boundary surface constructed in 2012 by Crusader (Cascar) to discriminate oxide from sulphide mineralization as the logging data was considered too variable and of lower confidence to construct this surface. The oxidation model is used to code bulk density in the Mineral Resource block model. SRK notes the surface is utilized to provide an approximate indicator of the transition but recognizes the confidence in the boundary is considered poor. Therefore, the simplicity of the oxidation boundary is in question and the Qualified Person has accounted for this uncertainly through Mineral Resource classification.

The 2022 Mineral Resource block model gold grade was estimated using Ordinary Kriging (OK) and inverse distance weighted squared (IDW2) methodologies constrained within nested grade shells at 0.2 g/t, 0.5 g/t, and 1.0 g/t Au indicatory grade shells (graphic below).

Longitudinal view of Au grade shells, looking west (SRK, 2022).

The Updated Mineral Resources with an effective date of December 31, 2025, are presented in the table below.

Classification	Oxidation	Mass (Mt)	Au average (g/t)	Au cog (g/t)	Recovery (%)	Au Total (Kt oz)
Indicated	Oxide	0.5	0.27	0.20	92.1	4.7
Indicated	Sulfide	13.6	0.38	0.20	92.1	164.2
Indicated	Total	14.1	0.37	0.20	92.1	168.9
Inferred	Oxide	0.2	0.56	0.20	92.1	3.7
Inferred	Sulfide	24.9	0.88	0.20	92.1	702.4
Inferred	Total	25.2	0.87	0.20	92.1	706.1

Notes:

(1)	Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(2)	The effective date of Mineral Resources is December 31, 2025.

(3)	S-K 1300 definitions were used to estimate Mineral Resources.

(4)	Mineral Resources are exclusive to Mineral Reserves.

(5)	The Mineral Resource estimate is reported on a 100% ownership basis.

(6)	Mineral Resources are contained within a pit shell and are estimated in situ.

(7)	Mining dilution, mining losses or process losses were not applied in estimating Mineral Resources.

(8)	Mineral Resources tonnages and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

(9)	The economic CoG for Mineral Resources is based on the long-term outlook sale price of US$3,100/troy ounce of gold, 92.1% recovery, average mining costs of US$2.72/t, processing costs of US$13.28/t, G&A of US$2.8, and sustaining capital costs of US$0.92/t.

(10)	Variable pit slope angles between 45 and 64.5 degrees, 0% mining dilution, and 100% mining recovery have been used for mineral resources.

(11)	Mineral Resources were reported above the economic 0.20 g/t Au CoG and are constrained by an optimized pit shell.

(12)	The Qualified Person for Mineral Resources is SRK Consulting (U.S.), Inc. based in Denver, USA.

Mineral Reserve

Borborema Project Mineral Reserve Estimates, as of January 1 , 2026 are based on the Mineral Resources reported above by SRK. The key modifying parameters upon which the January 1, 2026 open pit Mineral Reserve Estimates were made are summarized in the below table.

Modifying Factor	Value
Gold Price	US$ 2,600/oz
Gold Refining Charge	US$ 138.49/oz
Royalties (CFEM¹)	1.5% of Gross Revenue
Exchange rate	R$5.5:US$1
Costs
Mining fixed	US$0.39/t
Mining weathered	US$2.31/t
Mining fresh rock ore	US$3.10/t
Mining fresh rock waste	US$3.10/t
Processing	US$13. 28/t processed
G&A	US$ 8,680,000/year
Sustaining	US$0.92/t processed
Plant recovery	92.1%
Mining recovery	95%
Total Dilution (planned and unplanned)	5%
Overall Pit Slopes	36.5 – 61.5°

The Mineral Reserves inside the engineered pit designs were reported using cut-off grades (COG=0.26 g/t Au) estimated by rock type, based on a gold price of US$2,600/oz, including an allowance for refining costs of US$138.49/oz, and a R$:US$ exchange rate of 5.5:1.

The paved highway (BR 226) to the south and the high voltage transmission line (HVTL) to the north—previously identified in the prior Technical Report (TR) as limiting infrastructure—no longer impose constraints on the pit design.

The Mineral Reserves are presented in the table below.

Classification	Tonnage (kt)	Au Grade (g/t)	Au Content (koz)	Cut-off grades (g/t)	Metallurgical recovery (%)
Proven (Stockpile)	3200	0.71	73,000	—	92.1
Probable	67,300	0.88	1,915	0.26	92.1
Total	70,600	0.88	1,988	0.26	92.1

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource estimate is reported on a 100% ownership basis.

(3)	The effective date Borborema Mineral Reserve is January 1, 2026.

(4)	Mineral Reserves are reported on an in-situ basis after applying dilution and mining recovery.

(5)	The qualified person for the estimate was Bruno Yoshida Tomaselli, B.Sc., FAusIMM, an employee of Deswik.

(6)	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: gold price US$ 2,600/oz; mining costs US$ 2.70/t weathered material, US$ 3.49/t fresh rock; processing costs US$ 13.28/t processed; general and administrative costs US$ 8.68 M/a; sustaining costs US$ 0.92/t processed; process recovery of 92.1%; mining dilution of 5%; ore recovery of 95%; pit inter-ramp angles that range from 36 – 64°; Average bulk density of 2.7 t/m³.

(7)	The point of reference for Mineral Reserves is the point of feed into the processing facility.

(8)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

Operations

On March 28, 2025, the Company announced that production ramp-up at Borborema had commenced, making Borborema the second project Aura has brought into operation on time and on budget. With ramp-up now underway, the mine and plant are operational, and Aura expects to achieve commercial production by the third quarter of 2025. Construction capex is 100% committed, with 71% disbursed. Significant developments include the conclusion of the Main Substation, Power Line, Mechanical assembly of the Crushing Area and the CIL area. The mine pre-stripping is ongoing according to the plan and a total of 5.7Mt of waste has been moved to the waste dump. Detailed engineering is complete, construction activities are at 80% complete, civil works have reached 90% completion, and equipment installation is at 60% completion. A road relocation is pending approval by the National Infrastructure Agency. The project currently employs 2,184 direct and indirect personnel. The operational license is in place, allowing the start of the operations once construction is complete.

All licenses are in place, and the 18 environmental programs are ongoing according to the Environmental Impact Assessment report.

Other activities in 2024 include a hydrogeological study, resurveying of all the historical drill holes by the topography team for QAQC purposes and conversion of drill database to UTM/SIRGAS 2000 (official reference datum of Brazil).

Operating Statistics	For the year ended December 31,
	2025	2024
Ore mined (tonnes)	3,897,000	—
Waste mined (tonnes)	11,077,000	—
Total mined (tonnes)	14,974,000	—
Waste to ore ratio	2.84	—
Ore plant feed (tonnes)	885,000	—
Grade (g/tonne)	1.19	—
Recovery (%)	88.6%	—
Production (ounces)	28,195	—
Sales (ounces)	28,195	—
Average cash cost per ounce of gold produced (US$)	1,092	—

Matupá Project

Qualified Person

Parts of this section are derived from the technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Matupá Gold Project and Initial Assessment for Serrinhas and Pé Quente Targets, Matupá Municipality, Mato Grosso, Brazil,” issued March 25, 2026, with effective dates of August 31, 2022 for the feasibility study and March 3, 2026 for the initial assessment, prepared by F. Ghazanfari. P. Geo. (Aura Minerals), L. Pignatari, P.Eng. (EDEM, Consultants, Brazil), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Parts of this section that are related to Pe Quante and Serrinhas are derived from chapter 21 of the same report that was updated with an effective date of the Mineral Resource estimate of December 31, 2025.

Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The technical report summary is included as an exhibit to this annual report.

Property Description and Ownership

The Matupá Gold Project area is an exploration stage project located in the Alta Floresta Gold Province, which lies in the extreme north-central part of Mato Grosso State, Brazil. The Project area encompasses an area surrounding the towns of Matupá and Guarantã do Norte, approximately 700 km north of Cuiabá, the Mato Grosso State Capitol and 200 km north of Sinop, an important commercial center and fourth city population. The Matupá Gold Project refers to Aura’s, and previously Rio Novo’s and Aura’s, on-going exploration, economic evaluation and planned development by surface mining of gold deposits in the province. This report focuses on the X1 and Serrinhas gold deposits.

The X1 Deposit is located near Matupá city, approximately 11 km north of its urban area and approximately 11 km south of the town of Guarantã do Norte; both municipalities are located along Highway BR-163. The coordinates of the X1 Deposit are 728117.80 m East, 8885898.28 m North and of the Serrinhas Target are 733427.48 m East, 8865243.02 m North — South American Datum (1969), UTM Zone 21 South.

AURA Targets
City
Drainages
BR-163
Mun. boundaries
AURA ANM
866149/2019
867202/2021
Guarantã Ridge
866072/2001
V6 Target
866863/2021
866865/2021
866864/2021
Guarantã do Norte
Alto Alegre
X1 Deposit
866428/2002
Target 47
866261/2017
Matupá
Peixoto de Azevedo
Serrinhas
866324/1991
Matupá Gold Project
N
0 2,5 5 7,5 km
aura
MINERAL CLAIMS MAP
MATUPÁ GOLD PROJECT
Guarantã do Norte
Mato Grosso
UTM Zone 21S
Date: 06/08/2022

Matupa Gold Project location and Mineral Claim Map

Matupa Project Licenses and Permits Held by Aura

Aura holds the mineral rights for nine properties, of which three cover an area of 15,333.81 hectares (“ha”) located within an existing Mining Concession (X1 Deposit, Serrinhas and Guarantã Ridge Targets). The other six properties totaling 47,172.65 ha are under an Exploration Permit. The Property totals 62,506.46 hectares in the Alta Floresta Gold Province.

The Matupá Gold Project includes the properties covered by the Mining Concessions ANM number 866.428/2002 that includes the X1 Deposit, the property under ANM number 866.324/1991 including the Serrinhas Target, and the property ANM number 866.072/2001 covering the Guarantã Ridge Target.

Matupá
3 Mining applications in Guarantã Do Norte (MT), Brazil	16,047.56	Indefinite
5 Exploration licenses in Guarantã Do Norte (MT), Brazil	40,875.73	Variable
1 Exploration license in Matupá (MT), Brazil	9,743.69	Variable
1 Mining application in Novo Mundo (MT), Brazil	3,419.56	Indefinite
1 Exploration license in Novo Mundo (MT), Brazil	6,296.92	Variable
3 Mining application in Peixoto De Azevedo (MT), Brazil	5,705.43	Indefinite
1 Exploration license in Peixoto De Azevedo (MT), Brazil	9,141.97	Variable

Geology and Exploration

The Alta Floresta Gold Province (“AFGP”) is located in the south-central portion of the Amazon Craton (Almeida, 1978; Almeida et al., 1981), a crustal segment north of South America that would have stabilized at 1.0 Ga, which is surrounded by the mobile Neoproterozoic mobile belts of Tucavaca (in Bolivia), Araguaia-Cuiabá (Central Brazil) and Tocantins (northern Brazil) (Almeida et al., 1976; Cordani et al., 1988; Tassinari & Macambira, 1999).

As the AFGP covers an area of approximately 430,000 km2, it represents one of the largest cratonic regions on the planet, comprising two Precambrian shields: the Central Brazil (or Guaporé) and Guiana shields, that are separated by the Paleozoic Solimões-Amazonas (Tassinari) basin (Macambira, 1999; Dardene & Schobbenhaus, 2000; Tassinari et al., 2000).

The Alta Floresta Gold Province (AFGP) is mostly composed of plutono-volcanic sequences generated in paleo- and mesoproterozoic continental arcs, in addition to deformed and metamorphic units in restricted greenschist facies to its central and northwestern portions. The units that comprise the province, especially its eastern segment, are essentially represented by oxidized calcium-alkaline plutonic and volcanic rocks, of medium to high potassium (K), meta- to peraluminous, belonging to the magnetite series (type I granites) of volcanic, sub-volcanic and alkaline granitoids (type A granites).

The basement of this portion of the province corresponds to heavily razed areas and lacks outcrops. The basement unit is currently divided into two main complexes: (i) Bacueri-Mogno 2.24 Ga (Pimentel, 2001), not exposed in the eastern segment of the AFGP; and (ii) Cuiú-Cuiú 1992 ±7 Ma (Souza et al., 2005). The first main complex comprises pyroxene-rich orthoamphibolites, orthogneisses, paragneisses (garnet-silimanite-cordierite-biotite gneiss, illimanite-biotite gneiss and illimanite gneiss), enderbitic plutonics, banded iron formations, calc-silicate-quartzite-granite, quartzite-granitic rocks, metagabbro-norite and metapyroxene that exhibit mylonitic foliation and/or medium- to high-dip gneiss banding that are oriented east-west to east-southeast-west-northwest (Souza et al., 2005; Silva & Abram, 2008). Pimentel (2011) obtained isochronic Sm-Nd ages of 2.25 Ga and ɛNd(t) of 2.4 for amphibolite in this complex, corresponding, therefore, to the oldest age in the region. The Cuiú-Cuiú Complex, the second main complex, however, outcrops near the cities of Peixoto de Azevedo and Novo Mundo, and consists essentially of granitic to tonalitic gneisses, migmatites intruded by calcium-alkaline foliated granitoids of tonalitic to monzogranitic composition (Paes de Barros, 2007), in addition to shales, mafic and ultramafic rocks and banded iron formations (Dardenne & Schobbenhaus, 2001).

The Matupá Gold Project area is part of the granitic bodies of the Matupá Intrusive Suite, which has an intrusive geological relationship to the gneiss basement of the Cuiú-Cuiú complex and to the Diorite/Gabbro bodies, the oldest regional event. The Matupá Intrusive Suite is mostly identified from soil due to few available outcrop exposures or by diamond drilling. These rocks were intruded by quartz feldspar porphyries and late fine-grained mafic to intermediate dykes. These sequences are in contact with volcanic and pyroclastic rocks of the Colíder Group located north of Guarantã do Norte city.

The lithology of the basement rocks in the Project area includes biotite-tonalitic gneisses representative of the Cuiú-Cuiú complex. Among the most significant lithologies in the properties, particularly surrounding the X1 Deposit and parts of the Alto Alegre block, are medium, inequigranular and porphyritic biotite-granodiorites (potassium feldspar porphyries up to 3 cm in size) of light gray color, essentially isotropic, and may locally present incipient to little penetrative foliation when close to zones of regional magnitude shear or smaller shear zones reflecting them. The porphyritic biotite-granodiorites are composed of quartz, plagioclase, potassium feldspar phenocrysts (pink microcline), biotite and magnetite.

The initial exploration work was first carried out in 1996 by Mineração Bom Futuro in partnership with Western Mining Corporation (“WMC”) later followed by Rio Tinto (“RTZ”) in 2000, resulting in the discovery of the Serrinhas of Matupá target, currently known as the Serrinhas Target. Among the historical exploration activities performed were geological mapping, geochemical sampling of rock and soil, and ground geophysical surveys (Gamma spectrometry and Gradient IP), followed by auger drilling. Reverse circulation and diamond drilling campaigns were performed, with sample results ranging from 0.2 g/t to 24.09 g/t Au, followed by detailed geological mapping at a 1:1,000 scale. Later exploration work performed by Vale involved ground and airborne geophysical surveys and initial diamond drilling campaigns, resulting in the discovery of the Guarantã Ridge and X1 Deposits in 2002 and 2003, respectively.

The Serrinhas and Pé Quente targets are predominantly hosted in Paleoproterozoic granitoids of the Matupá Intrusive Suite, dated to approximately 1.87 Ga, and locally affected by late intrusive and structural events. These granitoids comprise monzogranites, granodiorites, monzonites, and subordinate subvolcanic phases, with variable textures, presenting significant facies heterogeneity and pervasive hydrothermal alteration.

Gold mineralization in the Project area is interpreted as part of a Paleoproterozoic magmatic-hydrothermal system. Mineralization occurs predominantly as disseminated gold, associated with hydrothermal alteration halos. The main types of alteration include potassic alteration (biotite and/or potassium feldspar), phyllic alteration (sericite–quartz–pyrite), chloritic alteration, as well as localized silicification and carbonation. Disseminated sulfides are dominated by pyrite, with subordinate chalcopyrite and sphalerite.

The structural controls on mineralization are related to shear zones and fault systems with regional NW–SE and NE–SW directions, which acted as conduits for hydrothermal fluids. These structures are regionally significant in the PAAF and are closely associated with gold deposition in the district.

Drilling, Sampling and Assaying

Drilling on the Matupá Gold Project has been completed in various campaigns since 1996 by WMC, Rio Tinto (RTZ), Crescent Resources (“CRESCENT”), Vale, Mineração Santa Elina (“MSE”) and Rio Novo. The implemented drilling methods were diamond drilling, reverse circulation (RC), and auger drilling. For the purposes of previous studies, Rio Novo decided not to use the reverse circulation drill hole information for the geological models and Mineral Resource Estimates, now historical estimates, for any deposits. This was done to assure that the quality of assay results and other drill hole information met Rio Novo’s quality control standards. The current study also follows the same logic regarding drilling and has not used RC drilling in modelling, estimation and classification.

In total, there have been 148 diamond drill holes drilled in the X1 area, totaling 30,184.66 m. The below table summarizes the X1 drilling and drill core results.

Total Drilling in the X1 Area.

Type	Company	Period	Number off Holes	Total Length (M)	Average Hole Depth (M)	Number Of Samples	Drill Hole Series
Diamond Drilling	VALE	1999 – 2004	18	3,190.05	177.23	3,139	FD-029 to FD-046
	MSE	2006 – 2010	63	14,106.34	223.91	8,158	SEX1-01 to SEX1-063
	RNM	2010 – 2018	60	11,469.66	191.16	10,318	FX1D-0001 to FX1D-0061
	Aura	2019 to date	7	1,418.61	202.66	697
	Subtotal		148	30,184.66	198.74	22,312
RC Drilling	Aura	2019 to date	43	2,242	52.14	2,242	FX1R-0001 to FX1R-0043
	Subtotal		43	2,242	52.14	2,242

Mining and Processing Methods

The mining operation for the Matupá Gold Project uses conventional open pit mining. The mine development plan allows access to grade levels to maximize gold production and provides operational flexibility by mining several benches simultaneously.

The waste rock comprises soil, saprolite, altered rock mass, and fresh rock. The excavation plan for these deposits is to drill and blast, with explosives, all fresh rock and 30% of the saprolite. Load and haulage will be performed mainly by hydraulic excavators, backhoes and front-end loaders, with material transported by trucks (vocational).

Benches will be configured as follows:

•	A minimum mining width of 30 m on a 10 m-high bench is used, including a final bench access incorporating an operational mining width of 15 m to maximize access to the mineralized zone.

•	The waste and ore benches will be mined as 5 m thick layers, leaving a designed 10 m maximum bench height.

•	The ore and waste zones have been analyzed and it is possible to operate with a proper berm width and in-pit dumping operational space.

•	The benches will have a slight decline from crest to the toe of the upper bench face slope, in the direction of the open side, to drain rainfall and to maintain designed slope angles. A good drainage design inside the pit and for rainwater collection contribution areas around the pit allow for the minimization of operational disturbances during heavy rain.

The processing plant is located about 1.0 km from the X1 pit.

The mining faces will be accessed by 15-m wide double lane roads with 10% gradient. All roads will have 2.0 cm/m transversal gradient, from the center to the lateral edge of the road, with drainage ditches along the roads. Road conditions must be compatible with good practices and safety for the operation of mining equipment.

The stipulated capacity for the Matupá industrial circuit is 1.3 Mtpa for processing blends of Fresh Rock and Oxide ore types. The selected treatment flow sheet for Matupá includes crushing, grinding, gravity concentration, and intensive leaching, followed by leaching (leaching — carbon in leach), carbon adsorption, cyanide neutralization (Detox), tailing thickening, and filtering for final disposal in piles, as shown in the graphic below. Based on an extensive testing campaign, gold recovery was modelled as a function of the Life of Mine (LOM) gold grades.

The crushing circuit is designed for a nominal capacity of 3,562 tpd and 70% availability. The run of mine (ROM) will be hauled and dumped in stockpiles, reclaimed with front-end loaders into the crushing feed hopper that is equipped with a static grizzly for retaining the oversize material, while a mobile rock breaker is used to break oversize rocks. From the hopper a vibrating grizzly feeder modulates the feeding flow rate, and separates material into coarse (oversize) and relatively fine (undersize) fractions. The former size flows by gravity to the primary jaw crusher chamber, while the fine material, together with the primary crusher discharge, is conveyed to a surge bin. Given that the crushing and milling circuits are designed according to different availabilities, an excess of crushed material will result when the crushing plant is fully operational. This excess material will be piled in a dedicated stockpile and reclaimed by a front-end-loader to a reclaim bin equipped with a vibrating feeder that also feeds the milling circuit. Based on selected ROM size distribution, equipment design and circuit simulations, the predicted crushing circuit P80 is 90 mm.

Permit conditions

The Environmental Impact Assessment and Environmental Impact Report (EIA/RIMA) were formally submitted to SEMA-MT (Secretaria de Estado de Meio Ambiente de Mato Grosso – the State Environmental Agency of Mato Grosso) on November 30, 2021. Aura presented the Matupá Project to the technical staff of the environmental authority on March 15, 2022.

The Public Hearing was held on May 10, 2022, and was conducted by SEMA-MT. Overall, the Matupá Project was well received by the local community and by the mayors of the municipalities of Matupá and Guarantã do Norte. No formal objections were recorded.

The Water Use Permit (Outorga de Direito de Uso de Recursos Hídricos) was granted under Ordinance No. 450, dated May 17, 2023, authorizing water withdrawal of up to 80 m³/h. The permit is valid until May 16, 2033.

SEMA-MT conducted a technical site visit to the project area and subsequently issued Technical Opinion and Preliminary License No. 317287/2023, which is valid until July 12, 2028.

Applications for the Installation License (Licença de Instalação – LI) and Native Vegetation Clearing Permit were formally submitted to SEMA-MT on December 23, 2023.

On April 23, 2024, the Rural Environmental Registry (Cadastro Ambiental Rural – CAR) for Fazenda X1, where the Matupá Project will be developed, was registered. The CAR is a mandatory electronic public registry required for all rural properties in Brazil. It was established under Federal Law No. 12,651/2012 (Brazilian Forest Code) to integrate environmental information at the property level and to support environmental monitoring and deforestation control.

The CAR registry identifies and maps legally protected environmental areas within each rural property.

On January 31, 2025, SEMA-MT issued Installation License No. 77412/2025, valid until January 30, 2030. The license authorizes construction activities only within areas that had been previously cleared by the landowner and are currently occupied by pasture. To incorporate the additional areas requiring native vegetation clearing, approval and validation of the Rural Environmental Registry (CAR) by SEMA MT’s CAR Superintendence was required.

Following the validation of the CAR on January 23, 2026, SEMA MT is expected to update the Installation License to incorporate the requested vegetation clearing area of approximately 28 hectares, covering the entire surface area required for the development of the Matupá Project – X1 Deposit.

As part of the CAR validation process, two Environmental Commitment Agreements (Termos de Compromisso) were executed between Aura Matupá and SEMA-MT.

•	Commitment Agreement for Compensation of Legal Reserve Deficit AM1.1 No. TCC-8604/2026

•	Commitment Agreement for Recovery of Degraded Area No. TCR-8604/2026

Validation of the Rural Environmental Registry (CAR) confirms that Fazenda X1 complies with the requirements of Federal Law No. 12,651/2012.

The Native Vegetation Clearing Permit is currently under review, and issuance is expected within approximately 90 days.

As part of the environmental permitting process, an Authorization for the Removal of Isolated Trees (Autorização para Corte de Árvores Isoladas – ACAI) is required. Within the project area at Fazenda X1, a total of 333 trees were identified as conflicting with the planned infrastructure and ancillary facilities. The ACAI was granted under Authorization No. 3900/2025, valid until January 30, 2030.

The Environmental Basic Programs (Programas Básicos Ambientais – PBA) associated with Installation License No. 77412/2025 were initiated in the fourth quarter of 2025.

Additional Key Permits Required to Support the Matupá Project

•	Effluent Discharge Authorization: Required for four discharge points (tailings storage facilities, waste rock dump, and low-grade stockpile). The application is planned to be submitted during 2026. The full process, including technical studies, formal submission to SEMA-MT, and issuance of the authorization, is estimated to take approximately 10 months.

•	Fuel Storage Facility Permitting: Permitting for fuel storage tanks with capacity exceeding 15,000 liters will be conducted in three stages, requiring the issuance of a Preliminary License, Installation License, and Operating License. Applications for these permits are expected to be submitted during 2026. The full licensing process is estimated to require approximately 10 months.

Power Transmission Line Permitting: The permitting process for the relocation of segments of two power lines (138 kV and 34.5 kV) will also follow a three-stage framework, requiring issuance of a Preliminary License, Installation License, and Operating License. Applications for these permits are expected to be submitted during 2026. The overall licensing process is estimated to require approximately 12 months.

Pé Quente Target

Pé Quente Target is currently covered by a Mineral Exploration License (without a Trial Mining Permit – Guia de Utilização) under License No. 335600/2025, valid until July 28, 2028.

An application for issuance of the Terms of Reference (ToR) required to initiate environmental studies for the environmental licensing process is expected to be submitted to SEMA-MT within the next 60 days.

The registration of CAR has not yet been initiated; however, it is estimated that the complete period required for the preparation of documents and studies, submission to SEMA, and issuance of the validated CAR will be approximately 24 months.”

Serrinhas Target

The Serrinhas Target is currently covered by a Mineral Exploration License (without a Trial Mining Permit – Guia de Utilização) under License No. 332238/2024, valid until May 24, 2027.

An application for issuance of the Terms of Reference (ToR) required to initiate and contract the environmental studies for the environmental licensing process is expected to be submitted to SEMA-MT within the next 60 days.

A forest inventory to support the preparation of the Forest Management Plan has already been completed. The Plan and the application for the Native Vegetation Clearing Permit are expected to be submitted to SEMA by the end of March 2026.

The registration of CAR has not yet been initiated; however, it is estimated that the complete period required for the preparation of documents and studies, submission to SEMA, and issuance of the validated CAR will be approximately 24 months.

For a list of our current material concessions, see “Item 4. Information on the Company—4B. Business Overview—Regulatory Overview—Mining Regulations.”

Processing plants and other available facilities

The stipulated capacity for the Matupá industrial circuit is 1.3 Mtpa for processing blends of fresh rock and oxide ore types. The selected treatment flow sheet for Matupá includes crushing, grinding, gravity concentration, and intensive leaching, followed by leaching (leaching — carbon in leach), carbon adsorption, cyanide neutralization (Detox), tailing thickening, and filtering for final disposal in piles; based on an extensive testing campaign, gold recovery was modelled as a function of the Life of Mine (LOM) gold grades.

The crushing circuit is designed for a nominal capacity of 3,562 tpd and 70% availability. The run of mine (ROM) will be hauled and dumped in stockpiles, and reclaimed with front-end loaders into the crushing feed hopper that is equipped with a static grizzly for retaining the oversize material, while a mobile rock breaker is used to break oversize rocks. From the hopper a vibrating grizzly feeder modulates the feeding flow rate and separates material into coarse (oversize) and relatively fine (undersize) fractions. The former size flows by gravity to the primary jaw crusher chamber, while the fine material, together with the primary crusher discharge, is conveyed to a surge bin. Given that the crushing and milling circuits are designed according to different availabilities, an excess of crushed material will result when the crushing plant is fully operational. This excess material will be piled in a dedicated stockpile and reclaimed by a front-end-loader to a reclaim bin equipped with a vibrating feeder that also feeds the milling circuit. Based on selected ROM size distribution, equipment design and circuit simulations, the predicted crushing circuit P80 is 90 mm.

The single stage griding circuit will include a high-aspect semi-autogenous (“SAG”) mill operating in a closed configuration with hydrocyclones. The grinding circuit was designed on the basis of feed and product P80 of 90 mm and 0.125 mm respectively. The fresh feed reclaimed from the crushing plant surge bin is conveyed to the SAG mill, whose discharge pulp flows to a dedicated trommel screen. The material retained in the trommel screen (pebbles) is conveyed back to the SAG mill feed, whereas the trommel undersize gravitates to an underneath sump, from which it is pumped to a single hydrocyclones nest. The relatively coarse fraction (underflow) will be split in two fractions. The first will flow through the gravity concentration stage, whose tailings will flow to the SAG mill feed. The second fraction will flow straight back to the SAG mill feed. The gravity concentration circuit will include a scalp screen, a centrifugal concentrator and an intensive leaching reactor. The hydrocyclones nest overflow is the grinding circuit product. The hydrocyclones overflow will be directed to a trash screen, where undersize material will flow to a thickener to increasing the concentration of solids prior to processing in a leaching-carbon-in-leach (“L-CIL”) circuit.

The leach-adsorption circuit will consist of two leach tanks and six carbon-in-leach (“CIL”) tanks. Mechanical agitation installed in all tanks will maintain the suspension of solids, as well as an adequate reagent homogenization. Fresh and regenerated carbon from the carbon regeneration circuit will be added to the CIL circuit for gold and silver adsorption. Carbon will flow counter-current to the slurry flow by pumping slurry and carbon. Slurry from the last CIL tank will gravitate to the cyanide detoxification tanks. Once a day, the pulp from the first carbon tank will be pumped into a dedicated screen to separate the loaded carbon from the pulp; the carbon will be processed through to the acid washing and a Zadra elution circuit. After regeneration, the carbon will return to the circuit passing through a dewatering screen.

Both the elution and intensive leaching solutions will be pumped to the pregnant solution tank for feeding the electrowinning cell. The sludge gold-rich cathodes will be washed, filtered and dried. The dry material obtained will be mixed with smelting fluxes and smelted in a furnace to produce gold doré (bullion).

The pulp from the leaching and adsorption circuit will flow by gravity to the cyanide neutralization circuit by using the SO2/air method (Detox or Inco). The pulp from the neutralization circuit will flow to a safety screen to retain any loaded carbon, which will be stored for recirculation in the CIL circuit. The screen undersize material will be pumped to the tailing thickener.

Tailings resulting from the Detox circuit will be transferred to a high-rate thickener, whose underflow, at 60% w/w (weight per weight) solids, will be transferred to the filtration circuit where a horizontal vacuum filter will reduce the cake moisture to 21-23%. The filtering water and the thickening water will be recirculated within the processing plant. The filtered product will be transferred to disposal piles. Water runoff from these piles will also be recirculated in the processing plant. The filtered tailings will be transferred to the disposal area (Dry Stacking).

The majority of water consumed in the processing plant is designed to derive from recirculation within the industrial installation. Make-up water will be pumped from the Porcão River, which is located close to the future industrial installations. Water from the Porcão River will also be used for reagent preparation, elution, and pump sealing water, as well as for the potable water treatment unit.

The main reagents to be used in the Matupá industrial plant are sodium cyanide, hydrated lime, sodium hydroxide, sodium metabisulfite, hydrochloric acid and copper sulfate pentahydrate.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$49.3 million.

Mineral Resources and Mineral Reserves Estimates

Mineral Resource

The Matupá Gold Project Mineral Resource Estimate is limited to the X1 Deposit. The Mineral Resource Estimate updates were performed for all current information using a validated database. 3-D updated models were constructed in the GEOVIA GEMS™ and Surpac™ software platform (version 6.3). Mineral Resources were estimated using the same software platform by Farshid Ghazanfari, P.Geo. and Qualified Person for Aura Minerals. In the opinion of the Qualified Person for this section, the Mineral Resource Estimates have been prepared and classified in accordance with S-K 1300 definitions.

The X1 Deposit database includes different drilling campaigns conducted by various companies, Vale, Santa Elina, Rio Novo and Aura, carried out between 2003 to 2021. The older data was received as part of the acquisition of Rio Novo by Aura Minerals.

Two alteration models were developed based on lithological and alteration logging information of all drill holes that intersected mineralization on the X1 property. These two models, with some minor adjustments, were used for the Mineral Resource Estimate for the X1 Deposit. Three 3-D models were created for saprolite, weathered, and fresh rocks after grade interpolation had been performed. These models coded appropriately within the X1 block model for the Oxide attribute. The alteration model consists of oxide and sulfide materials with separate tonnes and grades calculated for each material type.

The X1 database contains sufficient data to determine a Mineral Resource Estimate. The X1 database contains 21,663 samples with Au and Ag values equal to or greater than zero. Sample lengths are variable, from 0.34 m to 6.45 m, with an average length of 1.33 m. Samples within the mineralized envelopes were processed into 2.0 m composites and capped, after compositing, at 20.0 g/t Au and 170 g/t Ag.

The block model limits were defined using UTM coordinates, and the block size selected for the model was 5m x 5m x 5m. The model was not rotated. The grade interpolation used Ordinary Kriging (“OK”). The updated 3-D alteration models, coded in the block model, were interpolated using only the data points from inside that specific zone as the data source. The strong phyllic alteration was coded as rock type 4 and a weaker phyllic alteration coded as rock type 6, and a separate composite data set for each domain was used in grade interpolation.

The Mineral Resources for the X1 Deposit have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definitions and Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) (CIM, 2014), which are consistent with the definitions for Mineral Resources in S-K 1300. The classification parameters consider the proximity and number of composite data. The block model is then coded accordingly for Measured (1), Indicated (2) and Inferred (3) classification for all three deposits.

The updated Mineral Resource Estimate is based on the alteration models which encompassed all economic gold mineralization in the X1 Deposit. These mineralized domains were analyzed for grade capping values and variography and were interpolated using the ordinary kriging method. Once the block model was completed it was classified into Measured, Indicated and Inferred Mineral Resources. A Lerchs-Grossman open pit optimization process was performed, resulting in the updated Mineral Resource Estimate presented in table below:

Mineral Resources Matupa Project (X1)

Resources Classification	Tonnes (t)	Au (g/t)	Contained Au (oz)	Au Metallurgical Recovery (%)	Ag (g/t)	Contained Ag (oz)
Measured	73,550	0.61	1,440	93.2	2.69	6350
Indicated	343,730	0.61	6,720	93.2	3.39	37,470
Measured + Indicated	417,280	0.61	8,160	93.2	3.27	43,820
Inferred	77,560	0.78	1,950	93.2	1.25	3,120

Notes:

(1)	S-K 1300 definitions were used to estimate Mineral Resources.

(2)	The Mineral Resource Estimate has an effective date of August 31, 2022, and is 100% attributable to Aura.

(3)	Mineral Resources are exclusive to Mineral Reserves.

(4)	Mineral Resources do not have demonstrated economic viability and are not Mineral Reserves.

(5)	The base case cut-off grade for the estimate of Mineral Resources is 0.35 g/t Au.

(6)	Mineral Resources are reported on an in-situ basis without applying mining dilution, mining losses or process.

(7)	The in situ Measured and Indicated Mineral Resources are contained within a limiting pit shell (using a gold price of US$1,800 per ounce Au) and comprise a coherent body.

(8)	A density model based on alteration and rock type was established for volume to tonnes conversion averaging 2.76 tonnes/m3.

(9)	The metallurgical recovery is estimated to be 93.2% for gold ascertained from the Consolidations tests.

(10)	Contained metal figures may not add due to rounding.

(11)	Surface topography used in the models was surveyed July 31, 2021.

(12)	The Mineral Resource Estimate for the X1 Deposit was prepared by Farshid Ghazanfari, P.Geo., a Qualified Person as defined in S-K 1300 regulations.

Mineral Reserve

The Mineral Reserves estimation was prepared using industry standard methods and provides an acceptable representation of the deposit. Engenharia de Minas ME (“EDEM”) reviewed the reported Mineral Resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves.

The Mineral Reserve Estimates have been prepared in accordance with, and the classification of Proven and Probable Reserves conform to S-K 1300 definitions. Economic analysis of the Life of Mine (LOM) plan generates a positive cash flow and, in EDEM’s opinion, meets the requirements for the classification of Mineral Reserves.

The designed open-pit’s Proven and Probable Mineral Reserves of gold are estimated to be about 8.5 Mt, with a grade of 1.14 g/t Au, totaling around 293,000 ounces of gold metal contained. The Mineral Reserves’ input parameters and estimated results for the Proven and Probable classification are presented in the below table.

Mineral Reserves Matupa Project (X1)

Classification	Proven			Probable			Total
Ore Type	Tonnes (kt)	Au (g/t)	Tonnes (kt)	Au (g/t)	Tonnes (kt)	Au (g/t)	Cut-off grades (g/t)	Metallurgical recovery (%)
Low Grade Mineral Reserves	203.2	0.40	245.3	0.40	448.5	0.40	0.35	93.2
High Grade Mineral Reserves	3,596.0	1.36	4,440.3	1.03	8,036.4	1.18	0.35	93.2
Proven & Probable	3,799.2	1.31	4,685.6	0.99	8,485.9	1.14	0.35	93.2

*Notes:

(1)	The Mineral Reserve estimates were prepared in accordance with S-K 1300 Standards on Mineral Resources and Reserves.

(2)	The Mineral Reserve Estimate has an effective date of August 31, 2022.

(3)	Mineral Reserves are reported in situ and based on an updated optimized shell using US$1,500/oz gold price, average dilution of 3%, mining recovery of 100% and break-even cut off grades of 0.35 g/t Au for X1 pit.

(4)	Contained metal figures may not be added due to rounding.

(5)	Surface topography as of July 31, 2021.

(6)	Mineral Reserve estimate for Matupá Project was prepared under the supervision of Luiz Pignatari, P. Eng., a “qualified person.”

(7)	The concentration plant recovery was established by Consolidations Tests Recovery model presented in the “technical report.”

(8)	The silver grades and metal contents were not considered in the reserve calculation as still there are doubts about the metallurgical recovery during the gold production process.

Serrinhas and Pé Quente Deposits

Exploration

Since the feasibility study in 2022, regional exploration activities have been conducted by Aura at the Matupá Project, including surface activities such as soil and rock sampling, geological mapping and reconnaissance, drill core re-logging, geophysical survey, and exploration and extension drilling programs to develop a significant amount of gold occurrences and anomalies identified within a 50 km radius from the X1 Deposit inside Aura’s mineral rights.

In the Serrinhas Target, the exploration activities were continued with full core re-logging and a 1,200km of detailed drone magnetometer survey covering the entire prospect, which was used to guide the continuity of scout and extension drilling programs at MP2 West Zone and MP2 East Zone ore bodies both with conventional diamond core drilling and with directional diamond core drilling. From 2022 to the present, 17,200m of diamond core drilling in 71 drill holes was carried at the target and the most drilled to date is the MP2 mineralization zone.

In May 2024, Aura announced the acquisition of exploration rights for the Pé Quente and Pezão Projects, located in the Alta Floresta Gold Province, Mato Grosso, Brazil. The acquisition includes six Mineral Rights and is situated 50 km from the X1 deposit. The projects have the same type of mineralization as the X1 deposit, offering potential to increase the Mineral Resources and Mineral Reserves of the Matupá Project. Aura made an initial payment of US$500,000 for the exploration rights over the Pé Quente and Pezão Projects and may complete the acquisition of the mineral rights in 2025 for an additional US$9.5 million. Environmental licensing has been continued for X1 deposit and the preliminary license was issued by the State Secretariat for the Environment (SEMA — MT) on July 14, 2023, which was endorsed by the State Environmental Council on September 1, 2023. With the positive progress of environmental work, the Installation License was requested on December 15, 2023. The CAR (Rural Environmental Registry) validation for the issuance of the Vegetation Suppression Authorization is still under analysis by SEMA (Mato Grosso Environmental Agency).The Pé Quente gold deposit emerges as one of the most significant disseminated gold systems in granitic environments within the Alta Floresta Gold Province, similar to the X1 Deposit and Serrinhas, with 6,200m of the planned 7,500m program completed with six high-priority targets identified to date. Drilling has confirmed historical high-grade gold intercepts previously identified by Graben Mineração SA (refer to press release dated May 22, 2024) in the Nilva zone. In addition, drilling also identified a new zone (Nilva North) which expands the footprint of mineralization along a strike to the northeast.

A topographic survey was conducted in the Project area to generate a high-resolution, georeferenced digital terrain model.

Drilling, Sampling and Assaying

Diamond and reverse circulation drilling are the main exploration methods used in the Project. A total of 426 drill holes, comprising diamond drilling holes (DDH) and reverse circulation holes (RC), were drilled at the Pé Quente and Serrinhas targets, totaling approximately 75,319 m of drilling.

At the Pé Quente one, the total drilling database includes 163 core holes and 39 air-core holes drilled between 2010 and the effective date of this technical report. The current core drilling database comprises 29,806.70 m.

At the Serrinhas target, drilling campaigns totalize approximately 45,348 m, distributed across 228 holes, including 212 DDH and 16 RC holes, drilled between 1996 and 2024. Historical drilling was conducted by Crescent Resources Mineração Ltda. (Crescent), RTZ Mineração Ltda. (RTZ), and WMC Mineração Ltda. (WMC), followed by campaigns carried out by Aura after acquiring the area in 2021.

Aura’s Quality Assurance and Quality Control (QA/QC) program included the systematic insertion of certified reference materials (CRMs), blank samples, and field duplicates. In total, 5,914 control samples (10.53% of the database) were inserted, covering the Pé Quente and Serrinhas targets. The analyses were performed at the ALS (Pé Quente) and SGS Geosol Laboratórios Ltda. (Serrinhas) laboratories, with independent evaluation of the results by the target. Twin holes were also drilled, and a program to reanalyze part of the historical samples is planned.

The preparation and chemical analysis procedures follow widely accepted practices in the mineral industry. However, for the element silver (Ag), it was identified that the detection limit adopted by the laboratories is not adequate for the characteristic grades of the deposit. As a result, a significant portion of the samples had values below the analytical limit, making it impossible to reliably interpret the Ag distribution.

Mineral Resources Estimates

GE21 conducted 3D geological modeling, statistical and geostatistical studies, and Au-grade estimation for the Pé Quente and Serrinhas targets of the Matupa Project. The work was performed using Leapfrog Geo and Edge 2025.3, considering the quality, spatial distribution, and spacing of the available data, as well as the geological and structural understanding of the gold mineralization. The drilling database provided by Aura was validated electronically and visually, with no relevant inconsistencies identified.

Geological modeling followed the shell grid approach, using a grade of 0.1 ppm g/t Au to define mineralized domains, complemented by multivariate analyses to individualize mineralized populations. For each target, two models were developed, geological and weathering, to define the estimation domains.

The density values applied were obtained from statistical analysis of the available data and assigned by geological domain. For domains without data, values from related units were used.

The samples were regularized to a nominal length of 2 m, with more than 86% (Pé Quente) and 93% (Serrinhas) of the samples having this support. Cappings of 4 ppm (Pé Quente) and 6 ppm (Serrinhas) were applied, based on statistical analysis of the sample distributions.

Variographic models were developed for each family of mineralized veins. The block model configuration used a quarter of the sampling grid as a reference for the parental dimensions, and volumetric validation showed excellent correspondence between blocks and wireframes, with differences of less than 1%.

Grade estimation was performed using Ordinary Kriging (OK), with domains estimated separately and dynamically oriented relative to the average surfaces of the geological models.

For the definition of Reasonable Prospects of Economic Extraction (RPEE), the MRE was conditioned by pit optimization using Whittle 2022 software.

The Mineral Resource classification guidelines were established in accordance with the definition of Mineral Resources under S-K 1300. The criteria used for the Mineral Resources classification were as follows:

•	No blocks have been classified as Measured Mineral Resources. Indicated Resources would be assigned to blocks located in down-dip sections where mineralized veins were interpreted from two or more drill holes from the Aura drilling campaign, with distances between holes of up to 25 m, using a 12.5 m buffer around these holes.

•	Indicated Resources were assigned to blocks located in down-dip sections where mineralized veins were interpreted from two or more drill holes from the Aura drilling campaign, with distances between holes of up to 50 m, using a 25 m buffer around these holes.

•	The remaining blocks were classified as Inferred Resources due to the lower data density and lower level of confidence in geological continuity.

Mineral Resources Matupa Project (Pé Quente)

Targets	Classification	Domain	Mass Mt	Au(g/t)	Au(Koz.)
Barba, Goiano and Rubens	Indicated	Fresh Rock	0.33	1.38	147,600
		Total	0.33	1.38	147,600
	Inferred	Weathered	0.30	0.88	8,430
		Fresh Rock	1.03	1.19	39,220
		Total	1.33	1.12	47,650
Nilva & Nilva Norte	Indicated	Fresh Rock	5.35	0.64	109,190
		Total	5.35	0.64	109,190
	Inferred	Weathered	0.49	0.71	11,200
		Fresh Rock	4.80	0.67	104,050
		Total	5.29	0.68	115,250
Total	Indicated	Fresh Rock	5.68	0.68	123,960
		Total	5.68	0.68	123,960
	Inferred	Weathered	0.79	0.78	19,630
		Fresh Rock	5.83	0.76	143,260
		Total	6.62	0.77	162,900

Notes:

(1)	Mineral Resources have been estimated and classified in accordance with Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (SEC).

(2)	Mineral Resources are reported exclusive of Mineral Reserves.

(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(4)	Inferred Mineral Resources have a lower level of confidence than Measured or Indicated Mineral Resources and may not be converted to Mineral Reserves. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher confidence category.

(5)	The effective date of the Mineral Resource estimate is December 31, 2025.

(6)	The Mineral Resources are constrained within an open pit shell generated using Reasonable Prospects of Economic Extraction (RPEE) parameters and are restricted to the limits of the current mining tenements. RPEE assumptions are: Gold price of US$3,100 per ounce; Overall slope angles of 36° in saprolite and 52° in fresh rock; Mining costs of US$2.49 per tonne mined (ore) and US$2.28 per tonne mined (waste); Processing cost of US$13.32 per tonne of ROM; Sustaining capital of US$0.75 per tonne of ROM; General and administrative cost of US$4.42 per tonne of ROM; Transportation cost of US$5.07 per tonne of ROM; CFEM and royalties totaling 3% of gross revenue; Mining recovery of 100% and dilution of 0%; and Selling cost US$106.13/oz;

(7)	Mineral Resources are reported at a cut-off grade of 0.266 g/t Au.

(8)	Grades are reported using dry bulk density, and tonnages are reported as dry metric tonnes.

(9)	Mineral Resource tonnages and grades have been rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

Mineral Resources Matupa Project (Serrinhas)

Classification	Domain	Mass Mt	Au(g/t)	Au(Koz.)
Indicated	Fresh Rock	2.60	1.01	83,950
	Total	2.60	1.01	83,950
Inferred	Fresh Rock	3.92	0.82	103,930
	Saprolite	0.69	0.63	13,970
	Total	4.61	0.79	117,900

(1)	Mineral Resources have been estimated and classified in accordance with Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (SEC).

(2)	Mineral Resources are reported exclusive of Mineral Reserves.

(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(4)	Inferred Mineral Resources have a lower level of confidence than Measured or Indicated Mineral Resources and may not be converted to Mineral Reserves. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher confidence category.

(5)	The effective date of the Mineral Resource estimate is December 31, 2025

(a)	The Mineral Resources are constrained within an open pit shell generated using Reasonable Prospects of Economic Extraction (RPEE) parameters and are restricted to the limits of the current mining tenements. RPEE assumptions are; Gold price of US$3,100 per ounce; Overall slope angles of 36° in saprolite and 52° in fresh rock;

(b)	Mining costs of US$2.49 per tonne mined (ore) and US$2.28 per tonne mined (waste); Processing cost of US$13.32 per tonne of ROM; Sustaining capital of US$0.75 per tonne of ROM; General and administrative cost of US$4.42 per tonne of ROM; Transportation cost of US$5.07 per tonne of ROM; CFEM and royalties totaling 3% of gross revenue; Mining recovery of 100% and dilution of 0%. Selling cost 106.13 US$/oz.

(6)	Mineral Resources are reported at a cut-off grade of 0.25 g/t Au.

(7)	Grades are reported using dry bulk density, and tonnages are reported as dry metric tonnes.

(8)	Mineral Resource tonnages and grades have been rounded to reflect the relative accuracy of the estimate. Totals may not sum due to rounding.

Era Dorada Project

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, Feasibility Study Era Dorada Gold Project Jutiapa, Guatemala,” issued December 31, 2025, with an effective date of December 31, 2025, prepared by Ausenco do Brasil Engenharia Ltda., Kirkham Geosystems Ltd. and Snowden Optiro as qualified persons under S-K 1300. The technical report summary is included as an exhibit to this annual report.

Property Description and Location

Era Dorada (formerly known as Cerro Blanco Project) is a development stage project located in Jutiapa, Guatemala, approximately 160 km by road from the capital, Guatemala City (Figure below) and approximately 9 km west of the border with El Salvador. The approximate coordinates of the project are 212250 m East, 1587250 m North, UTM ZONE NAD 27 16N.

The nearest town to the project is Asunción Mita, a community of about 18,500 people situated approximately 7 km west of the project. The exploitation license covers 15.25 km2 and lies entirely in the municipality of Asunción Mita.

208000
210000
212000
214000
216000
1590000
1588000
1586000
1584000
N
1
2
3
4
5
6
Asunción Mita
República de Guatemala
Proyección UTM Zona 16, Datum Norteamericano 1927
Escala: 1/50,000
MX
GT
HN
NI
CR
PN
CU
Santa Catarina Mita
Agua Blanca
Concepción Las Minas
El Progreso
República de El Salvador
Asunción Mita
Jutiapa
Exploitation License "Cerro Blanco"
License Area15.25 Km²
UTM Coordinates
X Y
1. 210500 : 1589500
2. 213000 : 1589500
3. 213000 : 1589000
4. 214000 : 1589000
5. 214000 : 1585000
6. 210500 : 1585000
Topographical Sheet "Asunción Mita" (2259-II) and "Lago de Güija" (2258-I) UTM Zone NAD 27 16 N
bluestone RESOURCES

Era Dorada Gold Project location and Mineral Claim Map

The Era Dorada Gold Project (the “Era Dorada Project”) is located in the Department of Jutiapa in southeast Guatemala approximately 160 kilometers by road from the capital, Guatemala City, and approximately nine kilometers west of the border with El Salvador.

Bluestone Resources Inc. (“Bluestone”) previously owned the Era Dorada (Cerro Blanco) Project through its indirect, wholly-owned subsidiary, Minerales Entre Mares de Guatemala, S.A. (“Entre Mares”). Bluestone acquired Entre Mares from Goldcorp Inc. (“Goldcorp”) in 2017. On January 13, 2025, Aura acquired the Era Dorada Project through its acquisition of all of the issued and outstanding common shares of Bluestone.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Current road access to site is via the Pan-American Highway (Highway CA1) through the town of Asunción Mita. Existing infrastructure is in place to provide year-round access to the site. The topography is relatively flat with rolling hills.

Guatemala has 400 km of coastline and claims its territorial waters extend 22 km outward, plus an exclusive economic zone of 370 km offshore. Hurricanes and tropical storms sometimes affect coastal regions.

The climate and vegetation at the Era Dorada Gold Project site are typical of a tropical dry forest environment. The wet season is typically from May to October. The average annual rainfall is 1,350 mm. Daily highs reach 41°C and lows reach 10°C. The average annual pan evaporation rate is 2,530 mm with an annual average humidity of 62%. Classified as Zona Oriental, the principal characteristics of the region are a deficiency of rain for much of the year with high ambient daytime temperatures.

The Era Dorada Gold Project is located on a hill with two peaks. The surrounding areas are relatively flat with minimal undulation.

The project occurs within a south-southwest trending ridge that extends from higher ground to the north, outward into the basin and floodplain deposits of the Rio Ostua. The elevation of the upper part of the ridge is in excess of 600 masl. The elevation of the basin and flood plain deposits is about 460 to 490 masl.

The regional area is generally hilly to mountainous with broad flood plains formed by some of the larger streams and rivers. Three dormant volcanoes are within sight of the project area: Ixtepeque to the north, Suchitan to the northwest, and Las Viboras to the southwest.

The Era Dorada Gold Project is situated in proximity to a number of communities, the largest one being Asunción Mita, with a population of approximately 18,500 people.

There is no record of any previous exploitation in the area; however, with the closure of Goldcorp’s Marlin Mine in late 2017, it is anticipated that a significant contingent of Guatemalan trained labour will be available for employment at Era Dorada. As such, the project intends to hire the majority of operations staff locally and has allowed for cost of training programs within the Owner’s budget.

The local mine workforce is expected to live in the surrounding communities and provide their own transportation to and from the mine site due to the proximity of the population centers relative to the project site (Figure 4 2). Employees from distant areas further than Jutiapa and expatriate employees will be housed in the on-site camp.

La Baranca power substation is located at south of Asunción Mita, approximately 10 kilometers west from the project. The substation has a capacity to supply up to 20 MW of power.

History

There is no evidence of exploration activity on the Cerro Blanco property prior to 1997. Mar-West Resources Ltd. (Mar-West), a Canadian exploration company, had been working in adjacent Honduras since 1995 and expanded their gold prospecting activities into southern Guatemala in 1997. The Cerro Blanco property was identified by Mar-West by sampling densely silicified boulders, in some cases cut by chalcedonic veinlets, during an initial reconnaissance evaluation of an area known for active hot springs. Traverses over the hill at Cerro Blanco yielded surface rock assays of 1 to 3 g Au/t. An exploration concession was subsequently applied for and granted in late 1997. Mar-West drilled nine reverse circulation (RC) holes from April to June 1998 which tested near-surface potential to shallow depths of 100 to 150 m. At least seven holes contained one or more intercepts of 5 to 15 m grading 1 to 5 g Au/t, with the occasional 10 to 20 g Au/t interval and were sufficient to justify continued exploration on the property.

In October 1998, Mar-West’s holdings in Honduras and Guatemala were purchased by Glamis Gold Ltd. (Glamis) primarily to acquire the San Martin deposit in Honduras. Mar-West geologists continued to manage the Cerro Blanco exploration program through March 1999. The sinter area was soil sampled and trenched, and drilling was advanced to hole 19 when geophysical orientation surveys were undertaken. A further 331 drill holes were completed up until 2006.

Goldcorp became the sole proprietor of the Cerro Blanco Gold Project through the purchase of Glamis in November 2006. Goldcorp undertook a comprehensive exploration program from 2006 to 2012 including additional surface exploration, over 3.4 km of underground development, and 43,016 m of surface and underground drilling

Prior to Bluestone’s acquisition of the Era Dorada Project, 522 drill holes totalling 117,027 m were completed on the project from 1998 to 2012. Metallurgical test work was conducted on samples from the Era Dorada deposit between April 1999 and January 2012 by Kappes, Cassiday & Associates (“KCA”). From January to July 2018, Bluestone completed an additional 55 drill holes totaling 11,384 m. JDS Mining & Energy Inc. (“JDS”) completed a Preliminary Economic Assessment (“PEA”) dated March 20, 2017, and an updated PEA dated June 2, 2017. Subsequently JDS Mining & Energy Inc. (“JDS”) completed a Feasibility NI43-101 Technical Report dated February 14, 2019.

By the end of 2021, Bluestone had drilled approximately 267 holes for a total of 45,725m on the Cerro Blanco property since the acquisition from Goldcorp. G Mining Services completed a Feasibility study and NI43-101 Technical report for the Cerro Blanco project for an open pit mining operation.

Regulatory feedback has not been supportive of the change to open pit mining methods. On June 17, 2024, Bluestone received a notice from the Guatemalan Ministry of Environment (“MARN”) challenging the approval procedure that approved the open pit mining method for the Era Dorada Project.

In January 2025, Aura completed the acquisition of the Cerro Blanco Project and Mita Geothermal Project, located in Jutiapa, Guatemala, near the town of Asunción Mita and the border with El Salvador. The Cerro Blanco Project is 100% beneficially owned by Aura.

Geology and Mineralization

The Era Dorada Gold Project is a classic hot springs-related, low-sulphidation epithermal gold-silver deposit comprising both high-grade vein and low-grade disseminated mineralization. The Cerro Blanco district forms part of an active volcanic arc of Miocene-Pliocene-aged bimodal volcanism that extends through El Salvador, Honduras and Nicaragua.

High-grade mineralization is hosted in the Mita unit as two upward-flaring vein swarms comprising over 60 veins (North and South Zones) that converge downwards and merge into basal feeder veins. Low-grade disseminated and veinlet mineralization within and as halos around the high-grade veins is well documented in drilling since discovery of the deposit. Most of the veins are blind at surface and concealed by the syn-mineral Salinas Unit, a sub-horizontal sequence of volcanogenic sediments and sinter horizons approximately 100 meters thick that form the low-lying hill at the project. The Salinas cap rocks are host to low-grade mineralization associated with silicified conglomerates and contemporaneous dacite/rhyolite flow domes or cryptodomes.

Both high and low-angle banded crustiform/colloform chalcedony veins, locally with calcite replacement textures, make up the deposit, with bonanza-grade gold grades largely confined to the chalcedony-quartz veins, especially where adularia bands are prominent. High-grade mineralization occurs over a vertical profile of 400 m (150 to 450 masl). At depth, calcite dominated veins form the limit to mineralization; nonetheless, very locally, high-gold values are present in calcite-dominated veins and in silicified structures containing only minor quartz veinlets.

The Salinas Group includes thin hot spring deposits, including sinters, which are genetically linked to underlying swarms of epithermal, gold-silver bearing quartz veins. The west and east sides of the Cerro Blanco ridge consist of flat agricultural plains characterized by Quaternary basalts, interbedded with boulder beds and sands. These rocks also appear down-faulted to lower elevations, implying major post-mineral extensional movements on such faults.

The current gold resource occurs under a small hill within an area 400 m by 920 m. Gold-bearing structures in Era Dorada area extend 2 km to the northwest of the gold deposit and occur largely confined within the hydrothermal alteration zone.

Vein textures suggest that gold and silver were introduced as one major event of multi-stage finely banded veining (originally amorphous silica) with subordinate bands of platy calcite which is mostly pseudomorphed to cryptocrystalline silica phases. Repetitive “crack and seal” pulses and associated boiling/flashing events very close to the paleosurface are proposed as the main mechanism for precious metal deposition. Very high-grade core intersections with coarser and more abundant sulphides, electrum and free gold appear to represent an earlier series of events. Deportment studies indicate that approximately 99% of the gold occurs in electrum as free or exposed grains, with lesser amounts as native gold and kustelite. The lack of post-mineral structural displacement of veins and distribution of high grades over a +400 m vertical profile attests to the pristine nature of the veins at Era Dorada. Lack of inter-stage hydrothermal brecciation and coarse-grained primary quartz textures suggests that the mineralizing event was a fairly short-lived and occurred very close to the paleosurface.

Exploration Activities

The Era Dorada property was identified by Mar-West by sampling of densely silicified boulders. In October 1998, Mar-West’s holdings in Honduras and Guatemala were purchased by Glamis Gold Ltd. In November 2006, Goldcorp Inc. became the sole proprietor of the project through the purchase of Glamis Gold. Goldcorp undertook a comprehensive exploration program from 2006-2012 including additional surface exploration, over 3.4 km of underground development, and 43,016 meters of surface and underground drilling. On January 4, 2017, Bluestone entered into an agreement with Goldcorp to acquire 100% of the project.

As of the end of 2021, Bluestone had drilled approximately 267 holes for a total of 45,725 m on the Cerro Blanco property since the acquisition from Goldcorp. The table below summarizes the historical drilling on the property.

Summary of Drilling

Year	Company	Holes Drilled	Meters
1998	Mar-West	9	1,340
1999	Glamis	48	7,074
2000	Glamis	18	3,525
2002	Glamis	23	6,525
2004	Glamis	42	9,370
2005	Glamis	120	29,065
2006	Glamis	67	15,129
2007	Goldcorp	47	12,373
2008	Goldcorp	2	586
2009	Goldcorp	1	140
2010	Goldcorp	10	2,277
2011	Goldcorp	28	5,898
2012	Goldcorp	96	21,370
2017	Bluestone	8	2,324
2018	Bluestone	74	13,993
2019	Bluestone	61	8,403
2020	Bluestone	74	15,172
2021	Bluestone	50	5,833
	Total	778	160,397

Permit conditions

The Era Dorada Project is fully licensed to proceed with the operation of the underground mine based on the implementation of the beneficiation and support infrastructure, as presented in the Environmental Impact Assessment (EIA) approved in 2007 by the Ministerio de Ambiente y Recursos Naturales (MARN) of Guatemala.

We submitted a formal application to the Ministry of Energy and Mines (MEM). During the review, the MEM requested technical opinions from institutions such as the National Geographic Institute, the National Forestry Institute (INAB) and the Ministry of Environment and Natural Resources (MARN), depending on the project’s location. After receiving initial approval from the MEM, the company submitted the Environmental Impact Assessment (EIA) to MARN. This document detailed the potential impacts of mining activities on the environment, public health and nearby communities, as well as the proposed prevention, mitigation and compensation measures. It also included the citizen participation mechanisms that have been implemented. MARN carried out a technical and legal review of the EIA, requested additional information and conducted field inspections. Once the evaluation was completed and all requirements were met, MARN issued an environmental approval resolution, authorizing the project’s execution under specific conditions. This resolution was essential for the MEM to grant the mining exploitation license, marking the final step of the process.

The approved EIA and permits allow the project to proceed with the development of the underground mine and the construction of the processing facilities, provided that future operations comply with the requirements of the existing permits. As the project progresses and new technical and operational demands are identified, it will be necessary to align these developments with legal requirements by obtaining specific complementary permits for the proposed modifications.

However, project design changes since 2007 require permit amendments. Additionally, new baseline studies (EIA) and permits are necessary for infrastructure components such as power lines.

The approved EIA from 2007 included basic Environmental Management Plan (EMP), Social Management Plan (SMP) and Conceptual Mine Closure Plan, which have been reviewed and updated during the Feasibility Study (2025) to account for current international good practices and the updated project design. Over the next project phase, those plans will be updated to reflect optimization and further development.

Since the design has been updated and optimized, an amendment of the 2007 EIA and specific permits will be required for approval to be aligned with the updated project design.

The power line is not covered by any previous studies or permits, therefore requiring new baseline studies, EIA, and permit applications to be submitted to MARN for approval, with input from the following Guatemalan authorities: Ministerio de Energia y Mineria (MEM), Consejo Nacional de Areas Protegidas (CONAP), Instituto Nacional de Bosques (INAB), Ministerio e Salud y Asistencia social (Ministry of Health & Social Assistance) and the local municipality of Asunción Mita. The anticipated duration for completion of baseline studies, submittal/approval of EIA, and issue of permits is 8-10 months.

The table below summarizes the ongoing permits and current status of each permit.

License/Permit	Resolution/Date of Issue	Expiration Date
Mining	Resolution No.1942 MEM	2032
Tracking and Surveillance Licence Category A	2613-2007/ECM/LP	2028
EIA approval	2613-2007/ECM/LP MARN	The duration of the Project life
Export Permit	DGLEX-07-2018 MEM	Valid from April 25 2018 until April 25 2019
Discharge Abatement Cerro Blanco Project and Environmental Management Plan — Category B2	511-2011/DIGARN/ECM/caml MARN	2028
Property Registry	October 31, 2007	2032
Cerro Blanco Building Permit Municipality As. Mita — Difference between previous valor and current valor must be paid	December 29, 2007	Indefinite
Forestry License #1 (East Zone)	No. 40-2205-155-1.6-2007	In process of renewal
Forestry License #2 (West Zone)	No. 40-2205-035-1.1.5.2020	2031
WTP Handling and disposal of sludge	Resolution 00244-2016 - DIGARN/FACD/gamc MARN	2028
Amendment Handling and disposal of sludge	Resolution 03749-2019 - DIGARN/MOCMD/RJOP	2027
Medical Clinic	Sanitary License 14047 Ministry of Health and Social Assistance June 14th, 2016	2026
Resolution: no pre-Hispanic or paleontological remains in the Project area	Opinion No. 002/mc.2008 Department of Pre-Hispanic and Colonial Monuments.	Indefinite
Diesel Tank Operating Licence, Own Consumption	Lic No. 0627	2029
Licence for operation and management of Explosives	1942	Undefined
Other resolutions of environmental documents, from previously acquired commitments	2007	Undefined

Processing plants and other available facilities

Metallurgical test work was conducted on samples from the Era Dorada deposit (Cerro Blanco) between April 1999 and January 2012 by Kappes, Cassiday & Associates (KCA) and in 2018 by Base Metallurgical Laboratories Ltd. (BaseMet) in Kamloops, BC.

The test work programs included comminution testing, determination of head assays, grinding size assessments, gravity concentration, leach testing, tailings testing and cyanide destruction.

The metallurgical test programs have demonstrated that gravity concentration followed by cyanide leach, carbon adsorption/desorption/desorption and electrowinning can yield an average overall recovery of 96% Au and 85% Ag. Results from this test program were used to develop the corresponding process design criteria, mechanical equipment list, flowsheets and operating costs.

The primary crushing plant will have a throughput capacity of 1,600 t/d with average life of mine (LOM) head grades of 6.0 g/t Au and 28.2 g/t Ag. The crushing circuit will operate at an availability of 75%, resulting in an operating rate of 88.9 t/h. The grinding, gravity, leaching and CIP circuits will operate 24 hours per day, 365 days per year at an availability of 92%, resulting in an hourly throughput of 72.5 t/h. Carbon elution and regeneration will process 4 t of loaded carbon daily to produce gold (Au) and silver (Ag) doré.

The primary crushing circuit will reduce the ROM ore to a product size P80 of 87.8 mm and the two-stage grinding circuit will target a final P80 grind size of 53 µm. Centrifugal gravity concentrators will be fed by a portion of the hydrocyclone underflow, to recover any gravity recoverable gold and silver. Hydrocyclone overflow passes over a trash screen with the undersize thickened with the underflow pumped to the leach circuit with the gold- and silver cyanide complexes adsorbed onto activated carbon in the CIP (carbon in pulp) circuit. The loaded carbon is recovered from the first CIP tank via the loaded carbon screen. Loaded carbon will be washed with hydrochloric acid and eluted with the pressure Zadra process with a strong caustic cyanide solution at 140°C. The resulting pregnant gold and silver solution will be passed through electrowinning and recovered to a precious metal sludge which will be refined in an induction furnace to produce gold and silver doré. CIP circuit tailings will be treated with the SO2/Air cyanide destruction process, and the final tailings will be pressure filtered to a moisture content of 19% and transferred to a dry stack tailings facility or mixed with cement to produce paste to be deposited underground.

Mining Methods

The Era Dorada deposit is planned to be mined using underground methods, with production derived from a combination of sublevel Long hole stoping (LH) as the dominant method, mechanized cut-and-fill (MCF) in geotechnically or geometrically constrained areas, and minor room-and-pillar. Long hole stoping is expected to contribute approximately 98.5% of total metal production, with MCF contributing approximately 1.2% and room-and-pillar approximately 0.1%. The selection of mining methods reflects orebody geometry, vein continuity and dip, and geotechnical domain constraints, with LH preferred for productivity, safety and cost effectiveness where conditions allow.

The deposit will be accessed via two existing main declines servicing the South and North zones, supplemented by additional ramps developed at up to 15% gradient. Sublevels are spaced 20 m vertically. A panel geometry is adopted, consisting of four sublevels with 20 m plus a sill pillar with 20 m for total panel height as of 100 m, with the sill pillars recovered late in the LoM. The schedule respects operational constraints including maximum annual development advance of approximately 8,500 m, plant throughput limits, paste/CRF placement and curing cycles, and dewatering requirements below the 420 level water table. The life-of-mine plan targets a production rate of 1,600 tonnes per day (t/d) with accelerated mine development in the first two years meant to expose high grade Mineral Resources. The planned Life of Mine (LoM) extends for 18 years, with higher metal output scheduled in the early years through prioritized access to higher-grade areas.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$56  million.

Mineral Resources and Mineral Reserves Estimates

The mineral resource estimate reported herein was prepared by Garth Kirkham. The mineral resources have been estimated in conformity with S-K 1300 Mineral Resource and Reserve definitions. There are 130,307 gold assays or 153,078 m total which average 0.68 g/t and 130,238 silver assays or 153,003 m total which average 3.75 g/t. Bulk densities were assigned to individual rock types and assigned on a block-by-block basis using measurement data by lithology and mineralized vein.

The estimate was completed using MineSightTM software using a 3D block model (5 m by 5 m by 5 m). Interpolation parameters have been derived based on geostatistical analyses conducted on 1.5-meter composited drill holes. Block grades have been estimated using ordinary kriging (OK) methodology, and the mineral resources have been classified based on proximity to sample data and the continuity of mineralization in accordance with S-K 1300 instrument requirements.

In addition, there has been mixed grade material mined during the creation of the extensive, existing ramp network which has been stockpiled adjacent to North Ramp entrance. These resources are classified as measured.

Mineral Resources Era Dorada Project

Resources Classification	Tonnes (Kt)	Au (g/t)	Ag (g/t)	AuEq Grade g/t	Contained Gold (Koz)	Contained Silver (Koz)	Contained AuEq (Koz)
Indicated	2,460	6.36	22.76	6.61	503	1,801	523
Measured + Indicated	2,460	6.36	22.76	6.61	503	1,801	523
Inferred	736	5.94	19.22	6.16	141	455	146

Notes: The mineral resource statement is subject to the following:

(1)	Mineral Resources are reported exclusive of mineral reserve in accordance with S-K 1300.

(2)	Mineral resource estimates have been prepared by Garth Kirkham, P.Geo., a Qualified Person as defined by SK-1300.

(3)	The Mineral Resource estimate is reported on a 100% ownership basis.

(4)	Underground mineral resources are reported at a cut-off grade of 2.25 g/t Au. Cut-off grades are based on a assumed metal prices of US$2,500/oz gold and US$28/oz silver, and assumed metallurgical recovery, mining, processing, and G&A costs.

(5)	Mineral Resources are reported without applying mining dilution, mining losses, or process losses.

(6)	Resources are constrained within underground shapes based on reasonable prospects of economic extraction, in accordance with SK-1300. Reasonable prospects for economic extraction were met by applying mining shapes with a minimum mining width of 2.0 m, ensuring grade continuity above the cut-off value, and by excluding non-mineable material prior to reporting.

(7)	Metallurgical recoveries reported as the average over the life of mine and are assumed to be 96% Au and 85% Ag, respectively.

(8)	Bulk density is estimated by lithology and averages 2.47, 2.57 and 2.54 g/cm3 for the Salinas, Mita and mineralized vein domains, respectively.

(9)	Mineral resources are classified as Indicated, and Inferred based on geological confidence and continuity, spacing of drill holes, and data quality.

(10)	Effective date of the Mineral Resource Estimate is November 30, 2025.

(11)	Tonnage, grade, and contained metal values have been rounded. Totals may not sum due to rounding.

(12)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Mineral Reserve estimate was completed using industry-standard methodologies and software, and the resulting Mineral Reserves are reported in accordance with S-K 1300 requirements.

The mine plan derived from the Mineral Reserve supports an economically viable underground operation, subject to the stated assumptions, modifying factors and risk controls in the opinion of the QP.

The mining engineering studies for the Feasibility Study and Mineral Reserve definition were completed using industry-standard methodologies and software, and the resulting Mineral Reserve is reported in accordance with S-K 1300 requirements. The mine plan supports an economically viable underground operation, subject to the stated assumptions, modifying factors and risk controls.

Mineral Reserve Era Dorada Project

	Tonnage (kt)	Au grade (g/t)	Au metal (koz)	Ag grade (g/t)	Ag metal (koz)	Au Equiv grade (g/t)	Au Equiv metal (koz)
Proven	30	5.35	5	22.59	22	5.60	5
Probable	8,717	6.01	1,684	20.39	5,715	6.23	1,746
Proven + Probable	8,747	6.01	1,689	20.40	5,736	6.23	1,751

Mineral Reserve Notes:

(1)	The Mineral Reserve was estimated and classified in accordance with the USA S-K 1300 standards.

(2)	Mineral Reserve has an effective date of December 5, 2025. The Qualified Person for the estimate is Ruy Lacourt, BSc. Mining Engineering, MSc., Registered Member of the SME, Associate of Snowden Optiro.

(3)	The Mineral Reserve was estimated using metal prices of US$2,000/oz Au and US$25/oz Ag, and metallurgical recoveries of 96% Au and 85% Ag. Underground mining costs were assumed as US$100/t (Long Hole mining) and US$115/t (Cut-and-Fill mining), with processing, site services and G&A costs as of US$32/t, US$18/t and US$20/t, respectively. Royalties comprise 1.05% NSR to the previous owners plus a 1.0% gross government royalty. Cutoff grades in gold equivalent are 2.82g/t Au eq for underground Long Hole mining and 3.07 g/t Au eq for Cut-and-fill.

(4)	The formula for gold equivalent is: Au eq = Au grade + 0.011 * Ag grade.

(5)	The Mineral Reserve is presented on a 100% ownership basis fully attributable to Aura Minerals.

(6)	Tonnages and grades have been rounded in accordance with reporting guidelines. Tonnages are rounded to the nearest 1,000 t; metal grades are rounded to two decimal places. Tonnage and grade are in metric units, containing gold and silver are reported as thousands of troy ounces. Totals may not sum due to rounding.

(7)	The existing surface stockpile (29,726 t, dry basis, at 5.35 g/t Au and 22.59 g/t Ag) were evaluated using the same economic parameters as the underground Mineral Reserve and is classified as Proven Mineral Reserve.

Mineração Serra Grande (“Serra Grande”)

Qualified Person

Parts of this section are derived from the technical report summary, entitled “S-K 1300 Technical Report Summary – Mineral Resource and Mineral Reserve on Mineração Serra Grande Project – Goiás, Brazil” issued March 30, 2026, with an effective date of November 30, 2025, prepared by GE21 Consultoria Mineral Ltda. as qualified persons under S-K 1300. The technical report summary is included as an exhibit for this annual report.

Property Description & Location

Serra Grande is owned and operated by Mineração Serra Grande S.A. and located about 5 km from the city of Crixás in the northwest of the state of Goiás, in central Brazil. On December 1, 2025, Aura announced the completion of the MSG Acquisition. MSG operates three underground mines (using sub-level stoping (bottom-up and top-down) and room-and-pillar mining methods) and one open pit mine. The property is currently in a production stage. Serra Grande is located in the state of Goiás, 5 km south of the town of Crixás, 420 km from the Brazilian capital, Brasília and approximately 350 km from the state capital of Goiás, Goiânia. The employment of approximately 1,000 people in this largely rural area makes mining the principal economic activity in the region.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

MSG is accessible via a network of paved federal and state roads, then gravel and dirt roads, providing year-round access to the Project. The MSG process and administration area is located 4 km from Crixás town and is fully accessible by a state gravel road.

The weather in Crixás is characterized by high temperatures year-round with tropical humidity. Summer rainfall ranges from 200 mm to 278 mm, and maximum temperatures range between 28°C and 38°C. The rainy season extends from October to March, and the dry season from April to September. The average maximum is 30°C for the year.

There is no considerable variation in weather or climatic risks in the area. MSG has free access to all land areas and tenements that comprise the mining and exploration activities. Water and power are available for all operations, supplied by national and state grids.

MSG is located at an elevation of roughly 450 m above sea level. The drainage system consists of small seasonal rivers that dry out during the dry season. The vegetation is typical of central Brazil Cerrado Flora and Fauna (like savanna, with bushes and small trees).

The geomorphology of the area consists of tabular-shaped small mountains, which may become increasingly steep at elevations between 500 m and 800 m, and consist of Archaean and Proterozoic metavolcanic or metasedimentary rocks.

History

The MSG complex’s history dates back to gold exploration in the early 18th century. Exploration and resource extraction activities began with artisanal miners recovering placer gold along the region’s rivers and streams. The gold was first discovered in 1734 at the Vermelho River, which crosses the MSG complex and the Crixás municipality. Initially, the gold was mined from alluvial or placer deposits.

Modern prospecting began in 1973 with detailed mapping and diamond drilling (DD), which continued until 1976. The mining operation started in 1986 in Mina Ill, and the metallurgical plant started up in 1989.

The tabulation below gives a history of the mine’s ownership:

•	1976 (INCO)

•	1983 (Kennecott and INCO)

•	1986 (Anglo American Group and INCO)

•	1992 (Anglo American Group and TVX Gold Inc)

•	2003 (Anglo American Group and Kinross Gold Corporation)

•	2009 (AngloGold Ashanti and Kinross)

•	June 2012 (Anglo Gold Ashanti Ltd)

•	December 2025 (Aura Minerals Inc.)

The highest MSG gold production was registered in 2006, with 193 koz. According to AGA, in 2024, MSG produced 80 Koz of gold (2023: 86 Koz).

Permit conditions

MSG holds existing surface rights across the entire Project area. Approximately 1,916.16 ha are owned directly by the mining operation, including industrial areas and offices. Another 1,361 ha are secured through agreements with adjacent landowners, encompassing areas where certain pits and waste dumps are situated (below image).

MSG has interests or agreements over 10,540.07 ha in the Crixás Greenstone Belt through a series of mineral rights, including mining concessions, exploration permits, and exploration permits with mining applications. The list of mineral rights is shown in the table below.

TO
BA
MT
MSG Mineral Rights
DF
GO
MS
MG
SP
Uirapuru
Nova Crixás
MSG Mineral Rights
Santa Terezinha de Goiás
Guarinos
Crixás
Mozarlândia
Pilar de Goiás
GO-336
GO-347
Crixás
GO-347
GO-156
GO-336
8400000N
8392000N
8384000N
8376000N
600000E
608000E
616000E
624000E
LEGEND
Serra Grande Mining
State highways
Mineral Rights
Brazilian States
Municipalities of Goiás
Goiás
N
0
4
8 km
MSG Project
Serra Grande Mining
Datum: SIRGAS 2000 - UTM Zone 22S
1:100000

Mining Rights of the MSG
Target	ANM Process N°		Petitioner	Area (ha)	Status
Near mine	860.746	/2005	Mineração Serra Grande S.A.	88.31	Mining Concession
Near mine	862.103	/1994	Mineração Serra Grande S.A.	125.37	Mining Concession
Near mine	860.824	/1979	Mineração Serra Grande S.A.	1,000.06	Mining Concession
Near mine	860.352	/1979	Mineração Serra Grande S.A.	947.04	Mining Concession
Near mine	804.366	/1975	Mineração Serra Grande S.A.	196.05	Mining Concession
Near mine	002.286	/1935	Mineração Serra Grande S.A.	4,206.92	Mining Concession
Palmeiras Sul	860.444	/2018	Mineração Serra Grande S.A.	613.48	Application for Mining Concession
Cajueiro	860.706	/2008	Mineração Serra Grande S.A.	622.15	Application for Mining Concession
Palmeiras Sul	811.874	/1975	Mineração Serra Grande S.A.	689.04	Application for Mining Concession
Limoeiro / Canta Galo	861.974	/2012	Mineração Serra Grande S.A.	635.26	Exploration Permit
Cajueiro	860.443	/2018	Mineração Serra Grande S.A.	377.37	Exploration Permit
Crixás Sul	860.447	/2018	Mineração Dorica Ltda.	1,039.02	Exploration Permit

In December 2022, the ANM mineral rights relative to the process n° 002.286/1935, 804.366/1975, 860.352/1979, 860.824/1979, 862.103/1994 and 860.746/2005 were grouped in one single process with ANM, numbered 960.658/1987. As part of the purchase agreement, a 3% NSR royalty is payable to AGA on gold ounces produced from the MSG with respect to the currently identified Mineral Resource of MSG (inclusive of the Mineral Reserve). Regarding the ore bodies Ingá, Palmeiras, Pequizão and Corpo IV, a NSR participation, varying from 0.75% to 2.0%, is due to each landowner, proportional to their surface rights.

Drilling, Sampling and Assaying

Over the more than 30 years from the initial development of commercial-scale mining at Serra Grande, the resource database includes more than 2,000,000 m of drilling.

Drilling activities at MSG are predominantly DD with sporadic RC drilling campaigns, which are used for conversion purposes at shallow depths with open-pit potential. The depth extent of drill holes is variable depending on the target, which can be near surface (100 m depth) or deep mine targets with drill holes reaching up to 1,000–1,200 m. Some of the deeper underground drill holes, or drill holes that are at difficult drilling positions (e.g., parallel to foliation), are completed through navigational or directional drilling to control the target position.

All drill holes are surveyed downhole with GyroMasterTM. Drill hole deviation is monitored every 50 m, and directional drilling is used as needed to control the hole. Once the drill hole is completed, it is surveyed continuously as the drill moves both into and out of the hole. The survey is validated by drilling supervisors and geologists before it is uploaded to the database. If there is doubt about the data quality, a new survey is requested from the drilling team or contractor.

All core samples are photographed in both a dry and wet state using a standard equipment set-up, and the photographic registries are stored on a server for future reference. The core photos are imported into the MSG database, and historical photo records for all holes exist from 2010 onwards. The drill core logging is qualitative. All data used in the interpretation are consolidated in the official MSG database, from which the geologists import them into the required software (Leapfrog Geo™ or Datamine™) and generate sections, maps and structural/geological models. Database import failures are checked on a case-by-case basis and corrections made to allow entry. A database administrator is responsible for all the validation and database management.

A core sampling plan is developed where regular 1 m sample intervals are marked within continuous geological units. Sample intervals are split at geological contacts, and lengths range from 0.6 to 1.2 m. Intervals are also reserved for inserting control samples. Based on the sampling plan, sample numbers and barcoded tickets are generated through the laboratory LIMS tracking system. Core intervals for specific gravity determinations are also registered in the sampling plan. For exploration drill holes, core is split along the axis in ½ core using a closed-circuit diamond rock-saw. One half of the core is used for sample preparation, and the other half is stored for future reference. Core from resource upgrade and grade control holes is not split, and the full core is submitted for sample preparation and assay determinations. Samples are collected at the specified intervals, bagged and ticketed for dispatch to the laboratory.

Channel sampling is conducted in the underground mine to assist with grade control predictions. Samples are collected at approximately 1 m intervals across the mineralized structures using an electric chisel into a sampling bag.

Drill hole and channel samples are dispatched to the MSG site laboratory for preparation and assaying for gold and sulfur. Samples are crushed, split, and pulverized using industry-standard procedures. Gold is determined using a 30 g Fire Assay for most samples. Sulfur is assayed by LECO. Internal checks are in place at the laboratory to ensure quality. The laboratory maintains ISO9001 quality management certification and participates in annual interlaboratory round-robin proficiency surveys conducted by ITAK.

Geology and Mineralization

The MSG is located within Tocantins Province (Almeida, 1984). The Crixás Greenstone Belt is a part of an Archaean block exposed in the central portion of the Neoproterozoic Brasília Belt. It consists of a greenschist to low amphibolite grade regionally metamorphosed volcano-sedimentary sequence with lower komatiites and basalts, followed by carbonaceous schist and greywackes. The sequence was intruded by NW-trending mafic dykes after deformation and gold mineralization. Gold mineralization occurs as stacked massive sulfide lenses, quartz veins and several disseminated orebodies structurally controlled by late, low-angle thrust faults within the stratigraphically upper sedimentary section.

The Serra Grande gold deposit is an orogenic mesothermal deposit, associated with the development of shear zones within the Upper Archaean Crixás Group. Gold mineralization is associated with metasediments and metavolcanics from the Ribeirão das Antas and Rio Vermelho Formations, respectively. It is controlled by regional shear-thrust structures, and the orebodies occur as stacked lenses, generally concentrated in high-deformation positions (with folds and disruptions). The geometry of the mineralized deposits is typically complex, with pinch-and-swell, folded, and boudinage shapes, dipping from 10° to 55°, and with the main geological continuity along northwest-plunging structures (azimuth 290° to 320°).

The Crixás Greenstone Belt is surrounded by granitic gneiss terrains from the Ribeirão das Antas and Caiamar complexes and metasedimentary rocks from the Santa Terezinha Group, which is part of the Goiás magmatic arc.

Processing plants and other available facilities

The metallurgical plant was commissioned in 1989, and subsequent upgrades have increased the annual processing capacity to 1.5 Mtpa, combining carbon-in-leach (CIL) and gravimetric circuits. The ore is blended to feed the crushing circuit, which has a capacity of 4,100 tpd.

There are two mills in operation, and 20 leach tanks with a capacity of 4,800 m3, divided between pre-liming and cyanidation stages. Approximately 58% of gold is captured in the parallel gravity circuit. The rest of the gold is recovered by the CIL process to form the doré that is sent to the Nova Lima refining process.

The processing flowsheet encompasses:

•	Crushing circuit (Primary, Secondary, Tertiary)

•	Grinding with cyclone classification

•	Gravity recovery of coarse free gold from the cyclone underflow stream using a batch centrifugal gravity equipment

•	Intensive cyanide leach reactor

•	Cyanidation and adsorption circuit (CIL)

•	Elution (or desorption) circuit for gold removal

Electrowinning tank and gold removed using electro-winning cells Mineral processing

The metallurgical plant has the capacity to process 1.50Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit, which has a capacity of 4,100tpd. There are two mills in operation, and 20 leach tanks with a capacity of 4,800 m3 divided between pre-liming and cyanidation stages. Approximately 45 percent of gold is captured in the parallel gravity circuit. The tailings are filtered and stacked in piles. The rest of the gold is recovered by the CIL process to form the doré that is sent to Nova Lima for refining. The total gold recovery is approximately 95 percent.

Mining Methods

The MSG Project includes both open-pit and underground operations, and its mining methods are defined based on the geostructural characteristics of the ore bodies. The studies for the development of open-pit mines are conducted for ore bodies near the surface, considering exploitation by bench mining. Otherwise, underground mining methods are used by Cut and Fill Stope, Sublevel Stoping, Room and Pillar, or Drift & Slash methods.

Total cost or book value of property

As of December 31, 2025, the total net book value of this property, plant and equipment was US$141. 6 million.

Mineral Resources and Mineral Reserves Estimates

The mineral resource estimate reported herein was prepared by GE21 Consultoria Mineral Ltda. From Brazil. The mineral resources have been estimated in conformity with S-K 1300 Mineral Resource and Reserve definitions. The MSG technical team prepared geological models and block models using Datamine and Leapfrog software and performed statistical and variography analysis. The QP validated the database and estimates by MSG using Surpac software by comparative methods to check smoothness effect and swath plots. Bulk densities were assigned to individual rock types and assigned on a block-by-block basis using measurement data by lithology and mineralized veins.

Ordinary kriging (OK) and the Nearest Neighbor (NN) method were used for gold grade estimation in mineralized bodies of the MSG. 36 of 38 received block models and were re-estimated using composites provided by Aura in Datamine software formats to validate the grade estimate.

Mineral resources classified based on guidelines for resource classification were established in accordance with the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) in conjugation with S-K 1300 Mineral Resource classification.

To define Reasonable Prospects for Economic Extraction (RPEE), the MRE was limited through pit optimization using Whittle 2022 software for open pit mines. A Mineable Stope Optimization (MSO) process run in Datamine MSO was applied as Reasonable Prospects for Economic Extraction (RPEE) to generate mining faces (stopes) based on predefined geometric parameters, ensuring that all stopes meet the mining criteria established from economic evaluations for the 26 block models. The total of exclusive Mineral Resource is presented at Table below:

MSG (Serra Grande) Exclusive Mineral Resources

Project	Resource Class	Tonnage Mt	Au g/t	Au koz
Open Pit	Measured	0.53	1.68	28.90
	Indicated	5.32	1.21	207.40
	M&I	5.86	1.25	236.20
	Inferred	8.73	1.16	325.60
Underground	Measured	2.24	4.77	343.05
	Indicated	4.04	4.00	519.48
	M&I	6.28	4.27	862.53
	Inferred	13.37	4.03	1733.44
Open Pit + Underground	Measured	2.77	4.18	371.95
	Indicated	9.36	2.42	726.88
	M&I	12.14	2.82	1098.73
	Inferred	22.10	2.90	2059.04

Notes:

(1)	The Mineral Resource is exclusive of Reserves.

(2)	Indicated and Inferred Resource estimate reported above a 0.31 Au (g/t) cut-off for Open Pit and 1.29 Au (g/t) cut-off for Underground.

(3)	Mineral Resources are not Mineral Reserves and are not demonstrably economically recoverable.

(4)	Grades reported using dry density.

(5)	The effective date of the MRE was November 30, 2025.

(7)	The MRE numbers provided have been rounded to the estimate relative precision. Values cannot be added due to rounding.

(8)	The MRE is delimited by Mining tenement areas.

(9)	The MRE was estimated using ordinary kriging in 8 m x 8 m x 3 m blocks according to mineralization zone dimensions to guarantee volumetric adherence.

(10)	The MRE report table was produced in Leapfrog Geo software.

(11)	The MRE was restricted by a pit shell defined using metal prices of 3,100.00 US$/oz Au, Mining cost of 2.82 US$/t mined, processing cost of 23.98 US$/t processed.

A Mineable Stope Optimization (MSO) process run in Datamine MSO was applied as Reasonable Prospects for Economic Extraction (RPEE) to generate mining faces (stopes) based on predefined geometric parameters, ensuring that all stopes meet the mining criteria established from economic evaluations for the 26 block models.

The Mineral Reserve Estimate was prepared using S-K 1300 definitions. The total Open Pit and Underground Mineral Reserve for the MSG Mine was estimated at 11.94 Mt at 1.96 g/t for 752.77 koz of gold. This is a combination of Proven (0.39 Mt at 1.36 g/t) and Probable (11.54 Mt at 1.98 g/t) Mineral Reserve (Table below):

MSG (Serra Grande) Mineral Reserve

Classification	Tonnage Mt	Gold Grade g/t	Contained Gold koz
Open Pit (OP)
Open Pit Proven	0.39	1.36	17.11
Open Pit Probable	1.06	1.18	40.47
Total Proven & Probable OP	1.46	1.23	57.58
Underground (UG)
Underground Proven	2.02	2.41	156.17
Underground Probable	8.46	1.98	539.02
Total Proven & Probable UG	10.48	2.06	695.19
OP + UG
Total Proven (OP+UG)	2.41	2.24	173.28
Total Probable (OP+UG)	9.52	1.76	579.49
Total Proven & Probable (OP+UG)	11.94	1.96	752.77

Notes:

(1)	The definitions for Mineral Reserves in S-K 1300 were followed for Mineral Reserves.

(2)	Mineral Reserves have an effective date of November 30, 2025.

(3)	The base case cut-off grade (CoG) for the estimate of Mineral Resources is 0.41 g/t Au for open pit and 1.85 g/t Au for underground.

(4)	Open Pit Mineral Reserves are confined within an optimized pit shell that uses the following geometric and economic parameters: Mine Recovery of 95% and dilution 10%; Gold price US$ 2600/oz.; Exchange rate of R$ 5.15: US$1; Mining costs of US$ 2.82/t for mineralization and waste; Sustaining operating cost of US$ 0.57/t ore mined; Processing cost of US$ 23.98/t of ore feed; Sustaining processing cost US$ 0.75/t of ore feed; General and administrative cost of 3.65/t of ore feed; Selling cost of US$ 47.90/oz.; CEFEM and Royalties 2.25% of gross revenue; • Metallurgical recovery of 95%; Overall slope angle 30° to 68°; Overall strip ratio: 12.85 (ton per ton)

(5)	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

(6)	The Mineral Reserves Estimate report table was produced in GEOVIA Surpac software.

(7)	A minimum mining width of 1.80 m was used for sublevel stope mining method and 4.0 m for room and pillars mining method.

(8)	Surface Topography as of November 30, 2025.

Tolda Fria Project

Tolda Fria Gold Project location and Mineral Claim Map

The Tolda Fria Project is an exploration stage project situated in the Villamaria municipality, approximately 10 km southeast of the city of Manizales in the department of Caldas, Colombia. The city of Manizales offers excellent infrastructure, services and a skilled workforce, which makes it an ideal location for the project. Access to the project site is facilitated by a 5 km paved road that leads to Gallinazo. From there, a four-wheel-drive accessible road connects to the Tolda Fria Project trailhead, which is located 5 km away. The final leg of the journey to the mine site office is along a heavily incised pack animal trail.

On May 31, 2011, Rio Novo completed the acquisition of CVME’s 75% interest in the Tolda Fria Project and executed an agreement with Universal to acquire the remaining interest in the project, making Rio Novo the 100% owner of the Tolda Fria Project.

The Tolda Fria Project has an Environmental License for small-scale mining, which will have to a modified for a modern mine under the Colombian mining code process. Aura intends to manage all such processes, conversion to concession contract, exploration permits, environmental approvals and mining consents & authorizations at the local level, establishing community relations, sustainability and institutional relations efforts as a priority in the development of the Tolda Fria Project.

Approximate transit time from the trailhead to the mine site is 1.5 hours. Currently all supplies and personnel are brought to the site via pack animal. Construction of the road to supply the camp is in progress. Construction of a CVME built an exploration base camp and secured sample storage facility at the site. Pre-existing structures include several old stamp mills.

The 164 Ha Tolda Fria Project is made up of hypabyssal metamorphic and igneous lithologies with a volcanic and sedimentary cover. Tectonically, the region is dominated by a series of associated structural lineaments (shear zones), overprinting the rocks with a cataclastic texture that localizes the veins and veinlets of the gold mineralization.

The Tolda Fria Project deposit has been characterized as a low sulfidation epithermal model (Gaitan, 2009). This type of deposit forms at relatively shallow depths, usually within 1 to 2 km of the surface, at a temperature range of less than 150°C to 300°C. The mineralization also can be disseminated within the host rock and/or associated hydrothermal or tectonic breccias. Within the study area, (1) subvertical veins with a N-S strike and slight variations to the east and west and (2) low angle parallel veins concordant with the foliation of the host rock.

The Tolda Fria Project resources are 5000 ounces of gold in indicated category at a 3.88 grade/ton content ratio, in addition to more than 940,000 ounces inferred at a 2.38 grade/ton content ratio.

In 2021, we made adjustments to our portfolio at the Tolda Fria Project, expanding its land package to a total of 6,624 hectares. We conducted exploration activities that included chip, soil and sediment sampling in 2022.

During 2023, surface exploration works were conducted in the regional targets where remnants of old mining areas with tunnel development on quartz-sericitic schists with veins and veinlets exist. These areas are in a similar disposition to the Tolda Fria deposit. Exploration works also occurred, in intrusive contact of porphyritic bodies with hypabyssal nature which may indicate the main source of the mineralization in this area. A drone mag survey was completed during 2023, and the interpretation of the data is ongoing and should help to support targets definition and future exploration drilling.

The Tolda Fria project is awaiting an environmental license from Corpocaldas (Corporación Autónoma Regional de Caldas), an environmental agency in Colombia, to approve and remove a restriction related to overlapping National Park concession.

There was no exploration work done in 2024 and 2025 and there is no plan to do any exploration activity in 2025. Exploration activities will resume when all the pending licenses are issued.

We do not consider Tolda Fria to be material to our business or financial condition.

Serra de Estrela Project (Aura Carajás)

Serra da Estrela Project is an exploration stage project located in Curionópolis municipality, approximately 30 km east of the city of Parauapebas in the Department of Pará, Brazil. The project has an exploration permit with 9,805ha.

49°50'W
49°40'W
49°30'W
6°0'S
6°10'S
6°20'S
Estrada de Ferro Cks
Rio Sereno
Serra Pelada
Pernambuco
Vilinha
Rio Surpresa
Garimpo da Cotia
Parauapebas
PA-275
Aliança
Curionópolis
Riacho Rio Novo
Eldorado dos Carajás
Igarapé Ilha de Coco
Sidere I
Rio Verde
850.063/2016
Riacho Refúgio
PA-150
N
S
W
E
LOCALIZAÇÃO DO PROJETO SERRA DA ESTRELA
BRASIL
PARÁ
Serra da Estrela
Oceano Atlântico
Oceano Pacífico
LEGENDA
Sedes e Localidades (Fonte: CPRM)
Estradas e Rodovias (Fonte: CPRM)
Hidrografia (Fonte: CPRM)
ANM 850.063/2016
ESCALA DO MAPA PRINCIPAL
ESCALA: 1.100.000
0
5
10
Km
INFORMAÇÕES GERAIS
Sistema de Coordenadas Geográficas
Fuso 22S
Datum: SIRGAS2000
Fontes Vetoriais: CPRM e IBGE
AURA MINERALS INC.
PROJETO SERRA DA ESTRELA
aura
360° MINING

Serra de Estrela Project location and Mineral Claim Map

The project is located in Carajas Province, that is one of world’s largest known cluster of large-tonnage IOCG Deposits, such as Sossego, Salobo, Pedra Branca, Igarapé Bahia-Alemão, Cristalino, Gameleira and Alvo 118. Important deposits/projects are inside 25 radius distance of Serra da Estrela.

Carajás Province is located within the Central Brazilian Shield, at the southeastern portion of the Central Amazonian Province. The lithostratigraphy in the Carajas Province is complex, consisting mostly of Precambrian rocks overlapped by Neoarchean metasedimentary and meta-volcano sedimentary sequences, Proterozoic anorogenic granitoids and Phanerozoic cover units. Serra da Estrela project is located along the E-NE magnetic trend associated to Santa Ines Gabbro (intrusive M-UM rocks, which is ~25km long).

Local geology includes magnetic gabbronorites and schists, the last one hosting Cu mineralization. The biotite and amphibolite schists can be interpreted as result of k-Na-Ca hydrothermal alteration. In the area is also described granitic gneiss from Xingu Complex, UM sequences, BIFs and anorogenic Estrela granodiorite.

Historical works such as surface samples, magnetometry and 9 holes (2,552m) identified a mineralized trend of ~6km strike. The Cu mineralization has biotite(k)-amphibole(Na-Ca)-magnetite(Fe) hydrothermal alteration assemblage. Cu mineralization consists in Cu sulfides (mainly chalcopyrite), and occurs disseminated, strings or semi-massive blebby.

During 2024 and 2025, Aura concluded exploration drilling with 101 drillholes concluded, totaling 25,000m. The holes confirmed the continuity of mineralization along the 6 km strike with 3 main zones identified (Trend S, Trend SW, Trend N — Regional) highlighting the promising potential of the target.

Drilling has delineated semi-massive sulfide zones with higher grades (exceeding 1% Cu) within low (<0.5% Cu) and medium-grade (0.5% to 1% Cu) disseminated mineralized envelopes, with semi-massive and medium-grade zones primarily identified in the southwest zone where drilling density is higher. Ongoing drilling aims to expand the high-grade semi-massive zones and the mineralized footprint along strike to generate a sizeable maiden mineral resource estimate. The Southern Carajás Copper Belt hosts some of the largest IOCG deposits in the region, encompassing over five major copper projects with a combined total of approximately 1.5Bt of copper ore, grading between 0.5% and 3% Cu.

Aura intends to continue exploration drilling campaigns on these targets in 2026.

We do not consider Serra de Estrela to be material to our business or financial condition.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this annual report, as well as the data set forth in “Forward-Looking Statements” and “Presentation of Financial and Other Information.” The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information—D. Risk Factors.”

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report. The preparation of the audited consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements,” “Presentation of Financial and Other Information” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 prepared in accordance with IFRS Accounting Standards and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Overview

We are an Americas gold and copper production company with a significant portfolio of mining operations. Our mission is to deliver long-term value by unlocking operational efficiencies, responsibly growing our portfolio with a focus on return on invested capital, responsible mining practices and a commitment to sustainability. We operate with a decentralized culture, supported by a lean corporate team that ensures agile and dynamic management and decision-making processes, focused on high operational sustainability compliance standards.

We believe that our success as a gold and copper mining company is the result of a combination of strategic acquisitions, mine expansions and development and efficiency improvements. Backed by a traditional Brazilian family of seasoned gold-focused entrepreneurs and mine developers, as well as a new management team, we have undergone a significant transformation since 2016, enhancing our profitability, replenishing resources and even extending the life-of-mine (LOM) across our operating assets, while also facilitating inorganic expansion — consistently guided by a disciplined commitment to value creation and sustainable growth.

We have a track record of expanding and building new mines on-time and on-budget, with ramp-up capabilities, consistent cash flow generation and dividend payments while delivering an attractive return on investment. Our disciplined cost management ensures efficiency in reserve development while we strive to serve as the benchmark for operational security and excellence in project development. Strategically, we prioritize high-IRR (Internal Rate of Return) growth opportunities, balancing capital appreciation with reliable dividend distributions.

We currently operate six wholly-owned operating mines. Our operating mines are the Minosa gold mine in Honduras, the Almas, Apoena, Borborema and MSG gold mines in Brazil, and the Aranzazu copper, gold and silver mine in Mexico.

In addition to our operating mines, our main development projects are the Era Dorada gold project in Guatemala, Tolda Fria, a gold project in Colombia, and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase. We have significant exploration potential, owning over 551,073 hectares of mineral rights, and we are currently advancing multiple near-mine and regional targets along with the Carajás (Serra da Estrela) copper project in the prolific Carajás region of Brazil.

Key Financial and Operating Metrics

We review a number of key financial and operating performance metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These supplemental business metrics are presented to assist investors to better understand our business and how it operates. For a reconciliation of our Non-IFRS Accounting Standards Financial Measures, see “—Reconciliation of Non-IFRS Accounting Standards Financial Measures.”

	As of and for the year ended December 31,
Financial Data	2025	2024	2023
	(in US$ millions, except percentages)
IFRS Accounting Standards Measures
Revenue	921.7	594.2	416.9
Net cash generated by operating activities	305.2	222.2	124.9
Gross Profit	534.8	251.3	126.0
(Loss)/Profit for the year	(79.3)	(30.3)	31.9
Loans and debentures (current)	99.5	82.0	82.9
Loans and debentures (non-current)	311.6	361.1	250.7
Shareholder’s Equity	265.7	223.0	314.8
Non-IFRS Accounting Standards Measures
Adjusted EBITDA	547.8	266.8	134.1
Adjusted EBITDA Margin	59.4%	44.9%	32.2%
Cash costs per gold equivalent ounce sold	1,136	1,042	1,043
All in sustaining cash costs per gold equivalent ounce sold (AISC)	1,458	1,320	1,333
Net Debt	117.6	188.1	85.2
Adjusted Net Income	196.8	69.2	62.4
Adjusted Free Cash Flow	243.3	178.2	80.4
Cash Conversion	44.4%	66.8%	60.0%
Adjusted Capex	61.9	43.9	44.5

The table below summarizes the main operational indicators for the periods indicated:

	For the year ended December 31,
Operating Data	2025		2024		2023
Gold ore processed (tonnes)	11,420,221		11,603,697		9,413,503
Gold bullion produced (ounces)	197,265		169,673		129,738
Gold bullion sold (ounces)	195,967		172,184		128,230
Copper ore processed (tonnes)	1,210,419		1,228,601		1,210,462
Copper concentrate produced (dry metric tonnes “DMT”)	76,420		77,640		72,973
Realized average gold price per ounce sold, net (in U.S. dollars)(1)	3,446	/oz	2,308	/oz	1,872	/oz
Total Production (Gold Equivalent Ounces)(2)	280,414		267,232		235,856

(1)	We calculate realized average gold price per ounce sold, net as revenue divided by ounces of gold sold.

(2)	Gold equivalent ounces, or “GEO” is calculated by converting the production of silver and copper into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.

Reconciliation of Non-IFRS Accounting Standards Financial Measures

We present Non-IFRS Accounting Standards Financial Measures when we believe that the additional information is useful and meaningful to investors. A Non-IFRS Accounting Standards Financial Measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS Accounting Standards measure. These Non-IFRS Accounting Standards Financial Measures provide overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the Non-IFRS Accounting Standards Financial Measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin

	For the year ended December 31,
	2025	2024	2023
	(in US$ millions)
(Loss)/Profit for the year	(79.3)	(30.3)	31.9
Current tax	138.8	53.0	18.8
Deferred tax	(7.6)	29.7	(12.4)
Finance expense	416.1	157.8	54.0
Finance income	(9.1)	(6.1)	(4.6)
Other income (expense), net	17.4	1.3	(0.7)
Depletion and amortization	71.0	62.7	47.1
Change in estimation for mine closure and restoration	0.5	(1.3)	—
Adjusted EBITDA	547.8	266.8	134.1
Revenue	921.7	594.2	416.9
Adjusted EBITDA	547.8	266.8	134.1
Adjusted EBITDA Margin	59.4%	44.9%	32.2%

Reconciliation of Adjusted EBITDA, by segment

	For the year ended December 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss)/Profit for the year	95.2	37.4	62.7	66.1	34.5	4.4	300.3	(379.6)	(79.3)
Current tax	34.5	4.1	32.7	37.3	22.6	—	131.2	7.6	138.8
Deferred tax	(4.4)	—	8.9	(7.0)	(6.0)	1.8	(6.7)	(0.9)	(7.6)
Finance expense	5.5	14.8	8.3	22.9	18.7	(0.7)	69.5	346.6	416.1
Finance income	(0.3)	(0.7)	(0.2)	(4.4)	(0.3)	—	(5.9)	(3.2)	(9.1)
Other income (expense), net	8.5	1.7	0.7	4.9	(0.2)	—	15.6	1.8	17.4
Depletion and amortization	5.0	14.6	27.8	12.6	7.2	3.8	71.0	—	71.0
Change in estimation for mine closure and restoration	—	0.2	—	—	—	0.3	0.5	—	0.5
Adjusted EBITDA by segment	144.0	72.1	140.9	132.4	76.5	9.6	575.5	(27.7)	547.8

	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss)/Profit for the year	48.4	4.9	28.5	24.3	(16.0)	90.1	(120.4)	(30.3)
Current tax	19.2	2.0	15.9	13.0	—	50.1	2.9	53.0
Deferred tax	0.8	2.3	15.1	10.3	—	28.5	1.2	29.7
Finance expense	7.3	15.7	3.9	14.4	16.5	57.8	100.0	157.8
Finance income	(0.2)	(0.7)	—	(2.0)	(1.6)	(4.5)	(1.6)	(6.1)
Other income (expense), net	1.9	(0.3)	1.8	—	0	3.4	(2.1)	1.3
Depletion and amortization	5.9	16.6	25.5	14.4	—	62.4	0.3	62.7
Change in estimation for mine closure and restoration	—	(1.3)	—	—	—	(1.3)	—	(1.3)
Adjusted EBITDA by segment	83.3	39.2	90.7	74.4	(1.1)	286.5	(19.7)	266.8

	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project (1)	Total reportable segments	All other segments	Total
	(in US$ millions)
(Loss)/Profit for the year	15.0	(4.4)	43.1	10.9	—	64.6	(32.7)	31.9
Current tax	7.0	0.7	10.6	0.5	—	18.8	—	18.8
Deferred tax	(0.9)	(1.0)	0.2	(9.6)	—	(11.3)	(1.1)	(12.4)
Finance expense	6.8	14.7	3.8	3.5	—	28.8	25.2	54.0
Finance income	(0.1)	(0.7)	(0.1)	(0.4)	(1.1)	(2.4)	(2.2)	(4.6)
Other income (expense), net	1.1	—	0.9	1.6	—	3.6	(4.3)	(0.7)
Depletion and amortization	5.3	17.8	20.4	3.5	—	47.0	0.1	47.1
Adjusted EBITDA by segment	34.2	27.1	78.9	10.0	(1.1)	149.1	(15.0)	134.1

(1)	Borborema Mine was disclosed as “Borborema Project” before it started commercial production.

Reconciliation of cash costs per gold equivalent ounce sold

	For the year ended December 31,
	2025	2024	2023
	(in US$ millions)
Cost of goods sold	(386.9)	(342.9)	(290.9)
Depletion and amortization	70.7	61.8	46.8
Subtotal	(316.2)	(281.1)	(244.1)
Gold Equivalent Ounces sold	278.3	269.8	233.9
Cash costs per gold equivalent ounce sold	1,136	1,042	1,043

Reconciliation of cash costs per gold equivalent ounce sold by segment

	For the year ended December 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine
	(in US$ millions)
Cost of goods sold	(85.9)	(58.6)	(122.8)	(69.8)	(35.6)	(14.2)
Depletion and amortization	5.0	14.5	27.7	12.5	7.2	3.8
Subtotal	(80.9)	(44.1)	(95.1)	(57.3)	(28.4)	(10.4)
Gold Equivalent Ounces sold	70.2	35.8	82.3	57.0	28.2	4.8
Cash costs per gold equivalent ounce sold	1,152	1,232	1,156	1,004	1,009	2,148

	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(94.9)	(62.9)	(119.7)	(65.5)
Depletion and amortization	5.9	16.5	25.5	14,0
Subtotal	(89.0)	(46.4)	(94.2)	(51.5)
Gold Equivalent Ounces sold	79.1	39.0	97.6	54.2
Cash costs per gold equivalent ounce sold	1,126	1,189	965	950

	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(88.2)	(69.5)	(107.6)	(25.6)
Depletion and amortization	5.3	17.6	20.4	3.5
Subtotal	(82.9)	(51.9)	(87.2)	(22.1)
Gold Equivalent Ounces sold	66.1	44.3	105.7	17.8
Cash costs per gold equivalent ounce sold	1,254	1,170	825	1,243

Reconciliation of Adjusted Capex

	For the year ended December 31,
	2025	2024	2023
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segment (1) s	159.4	58.8	89.3
Minosa Leaching pads and water process expansion		(5.4)	—
Minosa Zona Buffa Access	(0.5)	—	—
Minosa Gold Recovery through Re-leaching and Injection Project	(3.6)	—	—
Minosa Others	(0.9)	—	—
Aranzazu Molybdenum Plant	(0.3)	(1.7)	—
Aranzazu Other Projects	(0.6)	—	—
Almas Plant Expansion	(7.5)	(2.2)	—
Almas Royalties Vira Saia acquisition	(5.0)	—	—
Almas Underground Project	(6.5)	—	—
Minosa leaching pads and water process expansion		—	(3.0)
Apoena Acquisition of Mining Rights		—	(3.3)
Apoena Nosde Development	(18.9)	—	—
Almas Construction		—	(37.6)
Borborema Construction	(53.7)	—	—
Other projects		(5.6)	(0.9)
Adjusted Capex	61.9	43.9	44.5

(1)	For the years ended December 31, 2024 and 2023, the Borborema Mine was not included as it reached commercial production in September 2025. Furthermore, the Serra Grande Mine, acquired on December 1, 2026, was not included in prior periods and is not presented on a full-year basis.

Reconciliation of Adjusted Capex by segment

	For the year ended December 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments	11.7	34.6	29.2	23.4	56.7	3.8
Minosa Zona Buffa Access	(0.5)	—	—	—	—	—
Minosa Gold Recovery through Re-leaching and Injection Project	(3.6)	—	—	—	—	—
Minosa Others	(0.9)	—	—	—	—	—
Apoena Nosde Development	—	(18.9)	—	—	—	—
Aranzazu Molybdenum Plant	—	—	(0.3)	—	—	—
Aranzazu Other Projects	—	—	(0.6)	—	—	—
Almas Plant Expansion	—	—	—	(7.5)	—	—
Almas Royalties Vira Saia Acquisition	—	—	—	(5.0)	—	—
Almas Underground Project	—	—	—	(6.5)	—	—
Borborema Construction	—	—	—	—	(53.7)	—
Adjusted Capex by segment	6.7	15.7	28.3	4.4	3.0	3.8

	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	10.0	5.6	29.3	13.9
Minosa Leaching pads and water process expansion	(5.4)	—	—	—
Aranzazu Molybdenum Plant	—	—	(1.7)	—
Almas Plant Expansion	—	—	—	(2.2)
Other projects	(1.8)	—	(0.2)	(3.6)
Adjusted Capex by segment	2.8	5.6	27.4	8.1

	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Purchase of property, plant and equipment related to the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	6.4	17.8	24.5	40.6
Minosa leaching pads and water process expansion	(3.0)	—	—	—
Apoena Acquisition of Mining Rights	—	(3.3)	—	—
Almas Construction	—	—	—	(37.6)
Other projects	(0.9)	—	—	—
Adjusted Capex by segment	2.5	14.5	24.5	3.0

Reconciliation of All in sustaining cash costs per gold equivalent ounce sold (AISC)

	For the year ended December 31,
	2025	2024	2023
	(in US$ millions, except as otherwise stated)
Cost of goods sold	(386.9)	(342.9)	(290.9)
Depletion and amortization	70.7	61.8	46.8
Subtotal	(316.2)	(281.0)	(244.1)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments	21.3	18.9	15.3
Depreciation and amortization	(0.2)	(0.6)	(0.2)
Care and maintenance expenses	(0.8)	(1.0)	(1.9)
Corporate cost sharing expenses	(3.3)	(3.2)	(3.0)
Subtotal	17.0	14.0	10.0
Adjusted Capex	61.9	43.9	44.5
Lease Payments	10.7	17.2	13.1
Gold Equivalent Ounces sold (in thousands)	278.3	269.7	233.9
All in sustaining cash costs per gold equivalent ounce sold	1,458	1,320	1,333

Reconciliation of All in sustaining cash costs per gold equivalent ounce sold (AISC) by segment

	For the year ended December 31, 2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine
		(in US$ millions)
Cost of goods sold	(85.9)	(58.6)	(122.8)	(69.8)	(35.6)	(14.2)
Depletion and amortization	5.0	14.5	27.7	12.5	7.2	3.8
Subtotal	(80.9)	(44.1)	(95.1)	(57.3)	(28.4)	(10.4)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments	4.3	3.8	6.8	4.5	1.7	0.2
Depreciation and amortization	—	(0.1)	—	—	(0.1)	—
Care and maintenance expenses	—	(0.8)	—	—	—	—
Corporate cost sharing expenses	(1.1)	(0.3)	(1.2)	(0.6)	(0.1)	—
Subtotal	3.2	2.6	5.6	3.9	1.5	0.2
Adjusted Capex by segment	6.7	15.7	28.3	4.4	3.0	3.8
Lease Payments	0.3	9.5	0.2	—	—	0.7
Gold Equivalent Ounces sold	70.2	35.8	82.3	57.0	28.2	4.8
All in sustaining cash costs per gold equivalent ounce sold by segment	1,297	2,007	1,569	1,150	1,175	3,132

	For the year ended December 31, 2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(94.9)	(62.9)	(119.7)	(65.5)
Depletion and amortization	5.9	16.5	25.5	14.0
Subtotal	(89.0)	(46.4)	(94.2)	(51.5)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	4.4	4.5	7.1	2.8
Depreciation and amortization	—	(0.1)	—	(0.5)
Care and maintenance expenses	—	(1.0)	—	—
Corporate cost sharing expenses	(1.1)	(0.5)	(1.1)	(0.5)
Subtotal	3.3	2.9	6.0	1.8
Adjusted Capex by segment	2.8	5.6	27.4	8.1
Lease Payments	0.2	16.6	0.1	0.3
Gold Equivalent Ounces sold	79.0	39.0	97.6	54.1
All in sustaining cash costs per gold equivalent ounce sold by segment	1,205	1,833	1,308	1,139

	For the year ended December 31, 2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine
	(in US$ millions)
Cost of goods sold	(88.2)	(69.4)	(107.6)	(25.7)
Depletion and amortization	5.3	17.6	20.3	3.6
Subtotal	(82.9)	(51.8)	(87.3)	(22.1)
General and Administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine and Almas Mine segments	4.5	4.8	3.8	2.0
Depreciation and amortization	—	(0.2)	—	—
Care and maintenance expenses	—	(1.9)	—	—
Corporate cost sharing expenses	(0.9)	(0.4)	(1.5)	(0.2)
Subtotal	3.6	2.3	2.3	1.8
Adjusted Capex by segment	2.5	14.5	24.5	3.0
Lease Payments	0.7	12.1	0.1	0.2
Gold Equivalent Ounces sold	66.1	44.3	105.7	17.8
All in sustaining cash costs per gold equivalent ounce sold by segment	1,357	1,822	1,080	1,522

Reconciliation of Net Debt

	As of December 31,
	2025	2024	2023
	(in US$ millions)
Loans and debentures (current)	99.5	82.0	82.9
Loans and debentures (non-current)	311.6	361.1	250.7
Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank) plus Swap – Aura Almas (BTG Bank))	(4.4)	15.2	(11.1)
Cash and Cash Equivalents	(286.1)	(270.2)	(237.3)
Restricted cash	(3.0)	—	—
Net Debt	117.6	188.1	85.2

Adjusted Net Income

	For the year ended December 31,
	2025	2024	2023
	(in US$ millions)
(Loss)/Profit for the year	(79.3)	(30.3)	31.9
Unrealized loss with derivative gold collars	281.5	80.2	28.6
Deferred taxes over non-monetary items	(14.2)	19.3	1.9
Loss on settlement of liability with equity instruments	8.8	-	-
Adjusted Net Income	196.8	69.2	62.4

Adjusted Free Cash Flow and Cash Conversion

	For the year ended December 31,
	2025	2024	2023
	(in US$ millions)
Net cash generated by operating activities	305.2	222.2	124.9
Adjusted Capex	61.9	43.9	44.5
Adjusted Free Cash Flow	243.3	178.2	80.4
Adjusted EBITDA	547.8	266.8	134.1
Cash Conversion	44.4%	66.8%	60.0%

Our Mines

For the year ended December 31, 2025, our primary source of revenue was the sale of gold and copper mined from Aranzazu, Apoena, Minosa, Almas, Borborema and Serra Grande Mines. In the year ended December 31, 2025, we sold a total of 195,967 ounces of doré gold bars (compared to 172,184 ounces in 2024) at an average realized gold price per ounce sold, gross of US$3,446 (US$2,671 per ounce in 2024), and 36.9 million pounds of copper contained in concentrate (compared to 37.0 million pounds in 2024). We have access to worldwide gold and copper concentrate markets and are not reliant on a specific purchaser for the sale of gold. In 2025, 100% of the copper concentrate produced in Aranzazu was sold to Trafigura.

The following tables set out our key operating results by segment for the periods indicated:

	For the year ended December 31, 2025
	Revenues	Cost of goods sold	Depletion and amortization	Gross profit	Operating income/(loss)	(Loss)/Profit for the year
	(in millions of US$)
Aranzazu Mine	246.4	(95.1)	(27.7)	123.6	112.5	62.7
Apoena Mine	120.4	(44.1)	(14.5)	61.8	55.5	37.4
Minosa Mine	230.5	(80.9)	(5.0)	144.6	130.6	95.2
Almas Mine	196.0	(57.3)	(12.5)	126.2	115.0	66.1
Borborema Mine(1)	108.2	(28.4)	(7.2)	72.6	69.4	34.5
Serra Grande Mine	20.2	(10.4)	(3.8)	6.0	5.5	4.4
Total reportable segments	921.7	(316.2)	(70.7)	534.8	488.5	300.3
Non-reportable segments	—	—	—	—	(29.6)	(379.6)
Total	921.7	(316.2)	(70.7)	534.8	458.9	(79.3)

	For the year ended December 31, 2024
	Revenues	Cost of goods sold	Depletion and amortization	Gross profit	Operating income/(loss)	(Loss)/Profit for the year
	(in millions of US$)
Aranzazu Mine	196.8	(94.2)	(25.5)	77.1	65.2	28.5
Apoena Mine	90.3	(46.4)	(16.5)	27.4	23.9	4.9
Minosa Mine	177.7	(89.0)	(5.9)	82.8	77.3	48.4
Almas Mine	129.4	(51.5)	(13.9)	64.0	60.2	24.3
Borborema Project	─	─	─	─	(1.2)	(16.0)
Total reportable segments	594.2	(281.1)	(61.8)	251.3	225.4	90.1
Non-reportable segments	─	─	─	─	(20.0)	(120.4)
Total	594.2	(281.1)	(61.8)	251.3	205.4	(30.3)

	For the year ended December 31, 2023
	Revenues	Cost of goods sold	Depletion and amortization	Gross profit	Operating income/(loss)	(Loss)/Profit for the year
	(in millions of US$)
Aranzazu Mine	176.8	(87.2)	(20.4)	69.3	58.5	43.1
Apoena Mine	83.8	(51.9)	(17.6)	14.4	9.3	(4.4)
Minosa Mine	122.0	(82.9)	(5.3)	33.8	29.0	15.0
Almas Mine	34.3	(22.1)	(3.5)	8.5	6.4	10.9
Borborema Project	—	—	—	—	(1.1)	(0.05)
Total reportable segments	416.9	(244.1)	(46.8)	126.0	102.1	64.6
Non-reportable segments	—	—	—	—	(15.1)	(32.7)
Total	416.9	(244.1)	(46.8)	126.0	87.0	31.9

The following tables set outs our key operating KPIs by segment for the periods indicated. Only the segments with revenue are included below as the other segments do not have meaningful KPIs.

	For the year ended December 31,
	2025			2024			2023
	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)	GEO Sold	Cash costs per GEO sold(1)	All in sustaining cash costs per GEO sold(2)
Aranzazu	82,328	1,156	1,569	97,649	965	1,308	105,694	825	1,080
Apoena	35,836	1,232	2,007	39,019	1,189	1,833	44,324	1,170	1,822
Minosa	70,161	1,152	1,297	79,036	1,126	1,205	66,101	1,254	1,357
Almas	56,979	1,004	1,150	54,129	950	1,139	17,805	1,243	1,522
Borborema Mine	28,195	1,009	1,175	—	—	—	—	—	—
Serra Grande Mine	4,797	2,148	3,132	—	—	—	—	—	—
Total/Average(3)	278,296	1,136	1,458	269,833	1,042	1,320	233,923	1,043	1,333

(1)	Cash costs per gold equivalent ounce sold is calculated as costs of goods sold less depletion and amortization divided by gold equivalent ounces sold. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(2)	All in sustaining cash costs per gold equivalent ounce sold (AISC) is calculated as the cost of goods sold less depletion and amortization, plus Adjusted Capex, plus general and administrative expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine segments less depreciation and amortization from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine less care and maintenance expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine less corporate cost sharing expenses from the Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine plus lease payments divided by gold equivalent ounces sold. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Accounting Standards Financial Measures” for additional information and “—Reconciliation of Non-IFRS Accounting Standards Financial Measures” for a reconciliation to the applicable IFRS Accounting Standards measure.

(3)	The average Cash costs per gold equivalent ounce sold and the average All in sustaining cash costs per gold equivalent ounce sold are calculated by determining the total Cash costs and total All in sustaining cash costs for all mining operations and dividing that by the total GEO sold.

Aranzazu

The Aranzazu Mine is an underground copper mine that produces gold and silver as a by-product. It is located within the Municipalities of Concepcion del Oro and Mazapil in the State of Zacatecas, Mexico, near the northern border with the State of Coahuila. The property is situated in a rugged mountainous area and can be accessed from either the city of Zacatecas, located 250 km to the southwest, or from the city of Saltillo, located 112 km to the northeast in the State of Coahuila.

The table below sets out additional selected operating information for Aranzazu for the periods indicated.

	For the year ended December 31,
Operating Statistics	2025	2024	2023
Ore mined (tonnes)(1)	1,271,279	1,219,011	1,217,412
Ore processed (tonnes)(2)	1,210,419	1,228,601	1,210,462
Copper grade (%)(3)	1.52%	1.50%	1.51%
Gold grade (g/tonnes)(3)	0.84	0.83	0.87
Silver grade (g/tonnes)(3)	21.92	21.64	20.55
Molybdenum grade (g/tonnes)(3)	0.38	0	0
Copper recovery(4)	91.13%	90.80%	91.00%
Gold recovery(4)	81.26%	81.20%	81.30%
Silver recovery(4)	63.52%	63.00%	63.40%
Molybdenum recovery	53.84%	0.00%	0.00%
Copper concentrate produced (DMT)(5)	76,420	77,640	72,973
Copper contained in concentrate (%)(6)	21.90%	21.60%	22.80%
Gold contained in concentrate (g/DMT)(6)	10.9	10.6	11.7
Silver contained in concentrate (g/DMT)(6)	220.6	216.1	216.2
Copper pounds produced (‘000 Lb)(7)	36,904	36,988	36,684
Total production (Gold equivalent oz – GEO)	83,149	97,558	106,119
Copper equivalent pounds produced and sold (‘000 Lb)(8)	63,302	56,053	53,745

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production, and management uses this to monitor ore mined to assess mining productivity and ensure alignment with mine plans, budgets and production targets.

(2)	Ore processed (tonnes) refers to the volume of ore sent to the processing plant during the period, measured in metric tonnes. The metric is important to investors because it reflects the operational throughput and capacity utilization of the processing plant and is directly linked to metal production output for a given period and is useful to management to evaluate plant performance, identify bottlenecks and optimize plant utilization in accordance with the mine plan.

(3)	Copper Grade (%), Gold Grade (g/tonne), and Silver Grade (g/tonne) represent the average concentration of copper, gold, and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors understanding, and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(4)	Copper Recovery (%), Gold Recovery (%), and Silver Recovery (%) represent the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency, and management tracks recovery performance to identify metallurgical issues, improve process control and optimize reagent use and throughput, as well measure performance against budget.

(5)	Copper Concentrate Produced (DMT) is the total dry metric tonnes (DMT) of copper concentrate produced, which includes not only copper but also associated gold and silver by-products. It provides to investors a direct measure of output from the processing plant and is a precursor to sales and revenue recognition, and management uses concentrate production data to track operational output, schedule shipments and forecast revenues and to measure performance against budget.

(6)	Copper Contained in Concentrate (%); Gold Contained in Concentrate (g/DMT); and Silver Contained in Concentrate (g/DMT) are the average concentration of copper (as a percentage), and gold and silver (in grams per DMT) in the produced concentrate. They provide insights to investors into product quality and expected payable metal content, which impact the realized pricing and revenue, and management reviews contained metals in concentrate to assess product quality, optimize metallurgy, and maximize sales value, and to measure performance against budget.

(7)	Copper Pounds Produced (‘000 Lb) represents the total payable copper content produced, expressed in thousands of pounds, derived from copper concentrate production. It provides to investors a standard unit for comparing production performance with other copper producers and tracking overall output for the Company and management uses this to assess copper production performance and track progress against budget. It does not include the conversion of the value of gold and silver produced and sold into an equivalent amount of copper. It does not include the conversion of the value of gold and silver produced and sold into an equivalent amount of copper.

(8)	Copper Equivalent Pounds Produced and Sold (‘000 Lb) are calculated by converting the value of gold and silver produced and sold into an equivalent amount of copper, based on realized prices, expressed in thousands of pounds. It provides to investors a comprehensive view of production and sales in a copper-equivalent format, useful for analyzing performance in a multi-metal portfolio, and management monitors copper equivalent production and sales to assess performance consistency against budget.

Operating information for Aranzazu for the years ended December 31, 2025 and 2024 is as follows:

•	In 2025, ore mined was 1,271,279 tonnes, which 4% higher when compared to 1,219,011 tonnes in 2024.

•	In 2025, copper, gold, and silver grades reached 1.52% Cu, 0.84 g/t Au and 21.92 g/t Ag respectively, which comparatively were 1.50% Cu, 0.83 g/t Au and 21.64 g/t Ag in 2024, in line with the mine planning. In 2025, Molybdenum grade reached 0.38 g/t.

•	In 2025, production of GEO was 83,149, reflecting a 15% decrease compared to 2024 at current prices (spot prices). However, at constant metal prices, production was 3% higher compared to 2024, mainly due to higher grades and commercial molybdenum production.

•	In 2025, as a result of stable metal production at constant metal prices and an increase in the current prices, revenues reached US$246.4 million, an increase of 25% compared to the previous year, attributed to elevated metal prices.

Apoena

Apoena is located in Mato Grosso, Brazil, approximately 450 km west of Cuiabá, the state capital, and 12 km from the town of Pontes e Lacerda. The complex consists of a processing plant fed by satellite mines such as Lavrinha, Japonês, Ernesto and Nosde, all of which are under operation.

The table below sets out selected operating information for the mines at commercial stage at the Apoena Project for the periods indicated.

	For the year ended December 31,
Operating Statistics	2025	2024	2023
Ore mined (tonnes)(1)	1,545,900	2,134,095	965,651
Waste mined (tonnes)(2)	20,754,204	14,119,865	11,519,038
Total mined (tonnes)(3)	22,776,787	16,253,960	12,484,689
Waste to ore ratio(4)	13.43	6.62	11.93
Ore plant feed (tonnes)(5)	1,497,134	1,421,126	1,505,630
Grade (g/tonne)(6)	0.76	0.90	1.01
Recovery (%)(7)	94%	91%	92%
Production (ounces)	35,304	37,173	46,006
Sales (ounces)	35,836	39,019	44,324

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production, and management uses this to monitor ore mined to assess mining productivity and ensure alignment with mine plans, budgets and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation and management uses to optimize operations, ensure environmental responsibility and manage costs.

(3)	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget.

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors to assess the efficiency of a mining operation, and management uses this to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue and overall performance and management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represent the average concentration of copper, gold and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors’ understanding and management monitors grade to optimize ore blending and, mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency, and management tracks recovery performance to identify metallurgical issues, improve process control and optimize reagent use and throughput, as well measure performance against budget.

Operating information for Apoena for the years ended December 31, 2025 and 2024 is as follows:

•	In 2025, ore mined totaled 1,545,900 tonnes, a decrease of 28% when compared to the 2,134,095 tonnes mined in 2024, mainly due to lower ore availability.

•	In 2025, ore planned feed increased about 5%, to 1,497,134 tonnes from 1,421,126 tonnes in the previous year.

•	In 2025, grade was 0.76 g/t Au, 15% below the 0.90 g/t Au achieved in 2024.

•	In 2025, recovery was 94%, an increase when compared to 91% in 2024.

•	In 2025, Apoena exceeded the Company’s expectations by delivering higher grades and improved productivity. In 2025, production was 35,304 GEO, 5% lower than the 2024 production of 37,173 GEO.

•	Nevertheless, in 2025 gold sales achieved 35,836 GEO, 8% reduction compared to 2024.

•	In 2025, despite the reduction in 8% in sales when measured in GEO, revenues increased to US$120,389 million, an increase of 33% compared to the previous year, due to the sharp increase in metal prices in 2025.

Minosa

The Minosa Mine is an open-pit heap leach gold mine located in the highlands of western Honduras. The mine is situated in the municipality of La Union, Department of Copan, approximately 150 km southwest of the city of San Pedro Sula.

The table below sets out selected operating information for Minosa for the periods indicated.

	For the year ended December 31,
Operating Statistics	2025	2024	2023
Ore mined (tonnes)(1)	9,732,563	8,454,345	7,096,472
Waste mined (tonnes)(2)	2,385,944	4,152,759	4,730,271
Total mined (tonnes)(3)	12,118,507	12,607,104	11,826,743
Waste to ore ratio(4)	0.25	0.49	0.67
Ore plant feed (tonnes)(5)	7,826,908.40	8,544,997	7,095,956
Grade (g/t)(6)	0.44	0.44	0.45
Recovery (%)(7)	65.25%	65.43%	64.92%
Production (ounces)	71,649	78,372	65,927
Sales (ounces)	70,161	79,036	66,101

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production, and management uses this monitor ore mined to assess mining productivity and ensure alignment with mine plans, budgets and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation, and management uses this to optimize operations, ensure environmental responsibility and manage costs.

(3	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors to assess the efficiency of a mining operation, and management uses this to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue, and overall performance and management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represent the average concentration of copper, gold, and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors’ understanding, and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency, and management tracks recovery performance to identify metallurgical issues, improve process control, and optimize reagent use and throughput, as well measure performance against budget.

Operating information for Minosa for the years ended December 31, 2025 and 2024 is as follows:

•	In 2025, ore mined was 9,732,563 tonnes, an increase from the 8,454,345 tonnes in 2024, due to the improvements on the mine and lower rainfall in the year.

•	In 2025, ore plant feed decreased to 7,826,908.40 tonnes, an 8% lower compared to the previous year due to due to sustained improvements in operational efficiency and in the management of stacking circuits.

•	In 2025, grade was 0.44 g/t Au, in line with the 0.44 g/t Au in 2024, as result of mine sequencing.

•	In 2025, recovery was 65.25%, stable when compared to 2024.

•	In 2025, as result of lower ore feed to the plant, reflecting mine sequencing and weather related constraints, production reached 71,649 GEO, representing an 9% increase compared to 2024.

•	In 2025, as result of higher average gold prices, revenues reached US$230,518 million, an increase of 30% compared to the previous year.

Almas

The Almas Mine is a gold mine located in the state of Tocantins, Brazil. It comprises three deposits: Paiol, Vira Saia, and Cata Funda — along with several exploration targets such as Nova Prata/Espinheiro, Jacobina, and Morro do Carneiro, spread across a total area of 191,100 hectares of mineral rights.

The table below sets out selected operating information for the mine at commercial stage at Almas since it started commercial production on August 1, 2023 and until December 31, 2025.

	For the year ended December 31,
Operating Statistics	2025	2024	2023(1)
Ore mined (tonnes)(1)	3,265,478	2,362,708	1,377,368
Waste mined (tonnes)(2)	16,627,386	9,598,373	6,978,000
Total mined (tonnes)(3)	19,892,864	11,961,081	8,355,368
Waste to ore ratio(4)	5.09	4.06	5.07
Ore plant feed (tonnes)(5)	2,002,660	1,637,574	811,917
Grade (g/tonne)(6)	1.02	1.13	0.83
Recovery (%)(7)	89%	91%	90%
Production (ounces)	56,979	54,129	17,805
Sales (ounces)	56,979	54,129	17,805

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production, and management uses this to monitor ore mined to assess mining productivity and ensure alignment with mine plans, budgets, and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation, and management uses this to optimize operations, ensure environmental responsibility, and manage costs.

(3)	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget.

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors a way to assess the efficiency of a mining operation, and management uses this to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue, and overall performance and for management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represents the average concentration of copper, gold and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors understanding, and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency, and management tracks recovery performance to identify metallurgical issues, improve process control, and optimize reagent use and throughput, as well measure performance against budget.

Operating information for Almas for the years ended December 31, 2025 and 2024 is as follows:

•	In 2025, ore mined was 3,265,478 tonnes compared with 2,362,708 tonnes in 2024, as a result of fleet resizing, equipped with larger equipment in 2025.

•	In 2025, ore plant feed was 2,002,660 tonnes compared with 1,637,574 tonnes in 2024, as a result of Increase in the mass processed at the plant in line with the plant expansion plan.

•	In 2025, the average grade was approximately 1.02 g/t Au, compared with 1.13 g/t Au in 2024, mostly as a result of the adherence and consistency to mine sequencing planned.

•	In 2025, recovery decreased to 89%, from 91% in 2024.

•	In 2025, despite lower grades due to mine sequencing, production was 56,979 GEO, a 5% increase compared to 54,129 GEO in 2024.

•	In 2025, as result of increase in production, which translated to increase in GEO sales, and higher gold prices, revenues reached US$195,981 million, a 51% increase compared to the previous year.

Borborema

Borborema is an open pit gold mine located in the municipality of Currais Novos, Rio Grande do Norte state, in the northeast of Brazil. Borborema started its ramp-up phase in March 2025 and achieved commercial production status in September 2025. In 2025, we signed the agreement of cooperation with DNIT (Departamento Nacional de Infraestrutura Terrestre) to relocate the federal road which crosses a portion of the deposit. This agreement allows the Company to immediately advance the conversion of a significant portion of the existing Indicated Mineral Resources into Probable Mineral Reserves. Following the completion of the latest Technical Report, we increased the Mineral Reserve base by 82% for approximately 1.5 million ounces of gold. The Feasibility Study includes updated Mineral Resource and Reserve estimates under “SEC S-K 1300 definitions” comprising Probable Reserves of 40.7Mt at 1.13g/t Au containing approximately 1,479Koz. gold. Weighted average annual gold production is estimated at 65 koz, with an estimated LOM of 20.5 years, based on Mineral Reserves estimated in accordance with S-K 1300 guidelines. The ore body of the Borborema deposit remains open along strike and down dip. We believe the project will benefit from additional drilling both to extend the Mineral Resource’s footprint and to add more contained ounces within the current envelope of mineralization.

The table below sets out selected operating information for the mine at commercial stage since it started commercial production on September 23, 2025 and until December 31, 2025.

Operating Statistics	For the year ended December 31, 2025
Ore mined (tonnes)(1)	3,322,175
Waste mined (tonnes)(2)	7,831,429
Total mined (tonnes)(3)	11,154,306
Waste to ore ratio(4)	2.36
Ore plant feed (tonnes)(5)	885,760
Grade (g/tonne)(6)	1.19
Recovery (%)(7)	85.7%
Production (ounces)	28,500
Sales (ounces)	28,195

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production, and management monitors ore mined to assess mining productivity and ensure alignment with mine plans, budgets, and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation, and management uses this to optimize operations, ensure environmental responsibility, and manage costs.

(3)	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget.

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors to assess the efficiency of a mining operation, and management uses this to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue, and overall performance and for management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represents the average concentration of copper, gold and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors understanding, and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency, and management tracks recovery performance to identify metallurgical issues, improve process control, and optimize reagent use and throughput, as well measure performance against budget.

Serra Grande

Serra Grande is a mining complex located in the northwest of the state of Goiás, central Brazil, near the city of Crixás which consists of three mechanized underground mines and an open pit, with one dedicated metallurgical plant with an annual capacity of 1.5 Mt.

The table below sets out selected operating information for the mine at commercial stage at Serra Grande since its acquisition on December 31, 2025.

Operating Statistics	For the month ended December 31, 2025
Ore mined (tonnes)(1)	79,904
Waste mined (tonnes)(2)	41,569
Total mined (tonnes)(3)	121,473
Waste to ore ratio(4)	0,52
Ore plant feed (tonnes)(5)	86,006
Grade (g/tonne)(6)	1.75
Recovery (%)(7)	91.1%
Production (ounces)	4,761
Sales (ounces)	4,797

(1)	Ore mined (tonnes) represents the total quantity of mineralized material extracted from open pit or underground operations, measured in metric tonnes, regardless of whether it is processed or not during the period. This metric provides to investors insight into the scale of mining operations and the Company’s ability to access ore for processing, which is a leading indicator of future production, and management monitors ore mined to assess mining productivity and ensure alignment with mine plans, budgets, and production targets.

(2)	Waste mined (tonnes) represents the total quantity of material that is extracted from open pit or underground operations that is not itself valuable and is discarded, measured in metric tonnes. This metric provides information to investors in assessing the efficiency of the mining operation, and management uses this to optimize operations, ensure environmental responsibility, and manage costs.

(3)	Total mined (tonnes) refers to the sum of volume of ore mined and waste mined during the period, measured in metric tonnes. The metric is important to investors because it reflects to the operational throughput and capacity utilization of the mine and is useful to management to evaluate mine performance, identify bottlenecks, optimize the mine plan and evaluate performance against the Company’s budget

(4)	Waste to ore ratio refers to the amount of tonnes of waste material that needs to be removed in order to extract one tonne of ore and is calculated as the ratio of the volume of waste mined to the volume of ore extracted. This metric provides investors to assess the efficiency of a mining operation, and management uses this to optimize operations, manage costs and evaluate performance against the Company’s budget.

(5)	Ore plant feed (tonnes) refers to the total amount of ore that is fed into the processing plant for extraction and is measured in tonnes. It is important to investors to assess the mine’s production capacity, potential revenue, and overall performance and for management to optimize operations, control costs, efficiency and evaluate performance against the Company’s budget.

(6)	Grade (g/tonne) represent the average concentration of copper, gold, and silver within the ore processed during the period, expressed as a percentage for copper and grams per tonne for gold and silver. Grades are a fundamental driver of revenue and profitability, as higher-grade ores yield more payable metal per tonne processed for investors’ understanding, and management monitors grade to optimize ore blending and mine planning activities and measure performance against budget and plant feed planning.

(7)	Recovery (%) represents the percentage of total metal content in the processed ore that is recovered into the final product (e.g., concentrate or dore). Recovery rates reflect and indicate to investors the effectiveness of processing operations and directly influence overall production and cost-efficiency, and management tracks recovery performance to identify metallurgical issues, improve process control, and optimize reagent use and throughput, as well measure performance against budget.

Business Segments and Presentation of Segment Financial Data

We evaluate and manage business segment performance based on information prepared in accordance with IFRS Accounting Standards. Our reportable segments are as follows: Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine. See notes 3(b) and 31 to our audited consolidated financial statements included elsewhere in this annual report for further information about our operating segments

Significant Changes in Accounting Policies

None.

New Accounting Standards under IFRS Accounting Standards

The IASB has disclosed some amendments to certain accounting standards that are not yet effective, which we have not early adopted for the preparation of our audited consolidated financial statements included elsewhere in this annual report. For further information, see note 3(v) to our audited consolidated financial statements included elsewhere in this annual report.

JOBS Act

We are an emerging growth company under the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things; (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; and (2) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years or until we are no longer an “emerging growth company,” whichever is earlier.

Principal Factors Affecting Our Financial Condition and Results of Operations

Overview

Aura is a gold and copper production company focused on the operation and development of gold and copper projects in the Americas. Our operating results derive substantially from the sale of gold and copper extracted from Minosa Mine, Apoena Mine, Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine.

Macroeconomic Environment

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may affect our growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material effect on commodity prices, demand for metals, including gold and copper, availability of credit, investor confidence and general financial market liquidity, all of which may adversely affect our business and the market price of our securities.

	As of and for the year ended December 31,
	2025	2024	2023
Global growth in gross domestic product (GDP)(1)	2.3%	3.2%	3.3%
U.S. 10 year treasury bond rates (at December 31)(2)	4.2%	4.6%	3.9%
Average exchange rate – Brazilian reais per US$1.00(3)	5.5852	5.3920	4.9953
Appreciation (depreciation) of the Brazilian real vs. US$ in the period(3)	10.3%	7.9%	7.2%
Average exchange rate – Mexican pesos per US$1.00(4)	19.1938	18.3024	17.7338
Appreciation (depreciation) of the Mexican peso vs. US$ in the period(4)	14.6%	3.2%	13.1%
Average exchange rate – Honduras Lempiras per US$1.00(5)	25.9702	24.9190	24.7246
Appreciation (depreciation) of the Honduras Lempira vs. US$ in the period(5)	(3.8)%	0.8%	(0.2)%

(1)	Based on information from the International Monetary Fund (IMF), World Economic Outlook Database, Gross domestic product (GDP), Constant Prices, Percentage Change.

(2)	Based on information retrieved from Bloomberg.

(3)	Based on information from the Central Bank of Brazil.

(4)	Based on the FIX rate provided by the Central Bank of Mexico.

(5)	Based on information from the Central Bank of Honduras (Banco Central de Honduras).

Fluctuations in the Price of Gold, Copper and Silver

The market for minerals is influenced by many factors beyond our control such as the supply and demand for minerals, the rate of inflation, the number of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. Accordingly, the profitability of our operations is highly correlated to the market prices of these metals, as is our ability to develop our other properties. If metal prices were to decline for a prolonged period below our cost of production, it may not be feasible to continue production or to continue the development of new mine properties.

Customers

Currently, all gold ingots produced at the Apoena, Almas, Borborema, Serra Grande and Minosa mines are sold directly or indirectly to four customers; and up to 60,000 metric tons per annum of copper concentrates produced at the Aranzazu Mine are sold directly to Trafigura México, S.A. de C.V. These customers represent almost the totality of our revenue for the Apoena, Almas, Borborema, Minosa and Serra Grande mines and the Aranzazu Mine. Our largest clients, Asahi Refining Inc., Trafigura México, S.A. de C.V., Auramet International, Inc. and Metalor Technologies SA., represented 53.4%, 26.9%, 12.7% and 6.5%, respectively, of our revenue in 2025 (18.9%, 31.1%, 48.8% and 0%, respectively, in 2024 and 21.4%, 40.7%, 36.2% and 0%, respectively, in 2023)

Foreign Exchange Rates

The currencies in the countries in which we operate have historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Fluctuations in currency exchange rates may significantly impact our earnings and cash flows. The appreciation of the Honduran lempira, Brazilian real and Mexican peso against the US dollar would increase the cost of exploration, development and operation of the Company’s mineral properties located in Honduras, Brazil and Mexico, which could have a material adverse effect on the financial condition, results of operations or cash flow results of the Company.

As of December 31, 2025, the U.S. dollar commercial selling rate published by the Central Bank of Brazil was R$5.5024 per US$1.00, which represented a 11.1% decrease as compared to the selling rate of R$6.1923 per US$1.00 as of December 31, 2024. As of December 31, 2025, the U.S. dollar commercial selling rate published by the Central Bank of Mexico (the FIX rate) was MXN 18.0012 per US$1.00, which represented a 13.7% decrease as compared to the selling rate of MXN 20.8829 per US$1.00 as of December 31, 2024. As of December 31, 2025, the U.S. dollar commercial selling rated published by the Central Bank of Honduras was HNL 26.5056 per US$1.00, which represented a 3.9% increase as compared to the selling rate of HNL 25.5069 per US$1.00 as of December 31, 2024. Significant volatility in currency prices, among other factors, may also result in disruption of foreign exchange markets, which could limit our ability to transfer or to convert certain currencies into U.S. dollars and other currencies. The central banks and governments of the countries in which we operate may institute restrictive exchange rate policies in the future and impose taxes on foreign exchange transactions, which may adversely affect our business, financial condition and results of operations.

Consolidated Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

The following discussion of our results of operations is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report. Further detail is provided in the Results of Operations by Segments for the Years Ended December 31, 2025, 2024 and 2023.

In the following discussion, references to “2025,” “2024” and “2023” are to the years ended December 31, 2025, 2024 and 2023, respectively.

Overview

The following table presents our consolidated results of operations for the periods indicated:

	For the year ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023
	(in millions of US$, except percentages)
Revenue	921.7	594.2	416.9	55.1%	42.5%
Cost of goods sold	(386.9)	(342.9)	(290.9)	12.8%	17.9%
Gross profit	534.8	251.3	126.0	112.8%	99.4%
General and administrative expenses	(50.0)	(33.3)	(27.2)	50.2%	22.4%
Exploration expenses	(8.0)	(14.0)	(11.8)	(42.9)%	18.6%
Change in estimate for mine closure and restoration	(0.5)	1.3	—	(138.5)%	100.0%
Other income (expenses), net	(17.4)	(1.3)	0.7	1238.5%	(285.7)%
Operating income	458.9	204.0	87.7	125.0%	132.6%
Finance expense	(416.1)	(157.8)	(54.0)	163.7%	192.2%
Finance income	9.1	6.1	4.6	49.2%	32.6%
Income before income taxes	51.9	52.4	38.3	(1.0)%	36.8%
Current tax	(138.8)	(53.0)	(18.8)	161.9%	(181.9)%
Deferred tax	7.6	(29.7)	12.4	(125.6)%	(339.5)%
Income taxes	(131.2)	(82.7)	(6.4)	58.6%	1,192.2%
(Loss)/Profit for the year	(79.3)	(30.3)	31.9	161.7%	(195.0)%

The following tables present our consolidated results of operations for the periods indicated per segment:

	For the year ended December 31,
	2025
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine
	(in millions of US)
Revenue	230.5	120.4	246.4	196.0	108.2	20.2
Cost of goods sold	(80.8)	(44.2)	(95.1)	(57.2)	(28.5)	(10.3)
Depletion and amortization	(5.0)	(14.5)	(27.7)	(12.6)	(7.1)	(3.8)
Gross Profit	144.7	61.7	123.6	126.2	72.6	6.1
General and administrative expenses	(4.3)	(3.8)	(6.8)	(4.5)	(2.9)	(0.2)
Exploration expenses	(1.3)	(0.4)	(3.6)	(1.9)	(0.4)	(0.1)
Change in estimate for mine closure and restoration	—	(0.2)	—	—	—	(0.3)
Other income (expenses), net	(8.5)	(1.8)	(0.7)	(4.9)	0.1	0.0
Operating income	130.6	55.5	112.5	115.0	69.4	5.5
Finance expense	(4.1)	(9.9)	(6.0)	(8.6)	(15.6)	0.7
Finance income	0.3	0.7	0.2	4.4	0.3	—
Income before income taxes	125.4	41.4	104.4	96.4	51.1	6.2
Current tax	(34.6)	(4.1)	(32.7)	(37.3)	(22.6)	-
Deferred tax	4.4	0.0	(8.9)	7.0	6.0	(1.8)
Income taxes	(30.2)	(4.1)	(41.7)	(30.3)	(16.6)	(1.8)
Profit for the year	95.2	37.4	62.7	66.1	34.5	4.4

	For the year ended December 31,
	2024
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine
	(in millions of US$)
Revenue	177.7	90.3	196.8	129.4	—
Cost of goods sold	(89.0)	(46.4)	(94.2)	(51.5)	—
Depletion and amortization	(5.9)	(16.5)	(25.5)	(13.9)	—
Gross Profit	82.8	27.4	77.1	64.0	—
General and administrative expenses	(4.4)	(4.5)	(7.1)	(2.8)	(0.8)
Exploration expenses	(1.1)	(0.4)	(4.7)	(1.1)	(0.3)
Change in estimate for mine closure and restoration	—	1.3	—	—	—
Other income (expenses), net	(1.9)	0.3	(1.8)	0.1	—
Operating income	75.4	24.2	63.4	60.1	(1.2)
Finance expense	(5.4)	(16.0)	(2.1)	(14.4)	(14.9)
Finance income	0.2	0.7	-	1.9	1.6
Income before income taxes	68.3	9.2	59.5	47.8	(14.4)
Current tax	(19.2)	(2.0)	(15.9)	(13.0)	—
Deferred tax	(0.8)	(2.3)	(15.1)	(10.4)	—
Income taxes	(19.9)	(4.3)	(30.9)	(23.4)	—
Profit for the year	48.4	4.9	28.5	24.4	(14.4)

	For the year ended December 31,
	2023
	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine
	(in millions of US$)
Revenue	122.0	83.8	176.8	34.3	—
Cost of goods sold	(82.9)	(51.9)	(87.2)	(22.1)	—
Depletion and amortization	(5.3)	(17.5)	(20.3)	(3.6)	—
Gross Profit	33.8	14.4	69.3	8.6	—
General and administrative expenses	(4.5)	(2.9)	(3.9)	(2.1)	(1.1)
Exploration expenses	(0.3)	(0.2)	(6.9)	-	—
Other income (expenses), net	(1.0)	-	(0.9)	(1.6)	—
Operating income	29.0	9.3	58.5	6.5	(1.1)
Finance expense	6.8	14.7	3.8	3.5	—
Finance income	(0.1)	(0.7)	(0.1)	(0.4)	1.1
Income before income taxes	21.2	(4.7)	53.8	1.8	—
Current tax	(7.0)	(0.7)	(10.5)	(0.5)	—
Deferred tax	0.9	1.0	(0.2)	9.6
Income taxes	(6.2)	0.3	(10.8)	9.1	—
(Loss) / Profit for the year	15.0	(4.4)	43.1	10.9	—

Revenue

In 2025, revenue increased by US$327.6 million, or 55%, to US$921.7 million, from US$594.2 million in 2024. This increase was primarily driven by higher metal prices, which accounted for approximately 46% of the growth, while higher sales volumes contributed 9%. Revenues in 2025 were US$675.3 million from gold sales and a US$246.4 million from gold and copper concentrate. Average realized gold prices, net of adjustments, reached US$3,446/oz in 2025, representing a 49% increase compared to 2024, while average copper prices increased by 8% to US$4.51/lb.

In terms of volumes, the increase was mainly supported by the addition of Borborema Mine segment and Serra Grande Mine segment, which contributed 28,573 GEO and 4,761 GEO, respectively, and together generated US$128.4 million in revenue (US$108.2 million from Borborema Mine segment and US$20.2 million from Serra Grande Mine segment). Almas Mine segment also contributed positively, with production reaching 56,979 GEO, a 5% increase compared to 2024, resulting in an incremental revenue contribution of US$66.6 million. At Aranzazu Mine segment, despite lower production due to copper-to-GEO conversion effects, revenues increased by US$49.6 million, supported by higher metal prices. Similarly, Apoena Mine segment and Minosa Mine segment reported production declines of 8% and 9%, respectively; however, higher gold prices resulted in positive revenue impacts of US$30.1 million and US$52.8 million, respectively.

In 2024, our revenue increased US$177.3 million, or 42.5%, to US$594.2 million, from US$416.9 million in 2023, principally due to US$157.3 million increase in revenue from gold and US$19.9 million from gold and copper concentrate. These increases were the result of: increase in realized average gold price per ounce sold, net in 2024 (US$ 2,308/ ounce), which represented an increase of 23% compared to 2023; the beginning of operations at our Almas mine in August 2023, with a full production in 2024 of 54,129 GEO, 204% higher than 2023; higher sales in Minosa Mine segment along with higher prices when comparing to 2023, resulting in an increase in revenue of US$55.7 million; Aranzazu Mine segment, despite reduction in sales volume due to (8%) lower production, the Company´s revenue was US$20.0 million higher due to an increase in copper price benefiting the Company; and Apoena Mine segment that also decreased in sales volume due to a decrease in production of (19%) mainly due to varying of ore grades and the delay on obtaining the Nosde license that was essential to access higher grade areas, but presented an increase in revenue of US$6.5 million due to higher gold prices during 2024.

Cost of Goods Sold

In 2025, cost of goods sold (COGS) increased by US$44.0 million, or 13%, to US$386.9 million, from US$342.9 million in 2024. This increase was primarily driven by the addition of the two new segments, Borborema Mine segment, which contributed US$35.6 million, and Serra Grande Mine segment, which contributed US$14.1 million, together accounting for US$49.8 million of the total increase. Aranzazu Mine segment costs remained broadly in line with 2024 levels. Partially offsetting these increases, Minosa Mine segment and Apoena Mine segment reported lower COGS, amounting US$13.3 million lower than 2024, mainly reflecting reduced extraction levels at Minosa Mine segment and improved operational efficiency at Apoena Mine segment.

In 2024, our Cost of goods sold increased US$52.0 million, or 17.9%, to US$342.9 million, from US$290.9 million in 2023, principally due to the beginning of the Almas operations in August 2023, with full operation in 2024, increasing the consolidated cost of goods sold by US$39.9 million; Minosa Mine segment by US$6.1 million mainly driven by increased mine movement; Aranzazu Mine segment by US$7.0 million due to an increase in mining costs.

Gross Profit

As a result of the foregoing, in 2025 our gross profit increased US$283.6 million, or 113%, to US$ 534.9 million, from US$251.3 million in 2024.

As a result of the foregoing, in 2024 our gross profit increased US$125.3 million, or 99.4%, to US$251.3 million, from US$126.0 million in 2023.

General and Administrative Expenses

In 2025, our general and administrative expenses increased US$16.8 million, or 50%, to US$50.1 million, from US$33.3 million in 2024, mainly due to (i) payment of professional fees related to the Serra Grade Mine acquisition in the amount of US$2.3 million; (ii) the Feasibility Study for the Era Dorada Project in the amount of US$1.3 million; and (iii) higher stock-based compensation and Deferred Share Unit (“DSU”) expenses in the total amount of US$2.0 million, driven by the significant appreciation in the Company’s share price during the period; (iv) declaration of commercial production from Borborema Segment (during the pre-commercial production period, a portion of the expenses were capitalized), which impacted in an increase of US$2.9 million; (v) additional General and Administrative Expenses associated with the Serra Grande Mine segment, representing an increase of US$0.2 million in December 2025; and (iv) Almas Mine segment general and administrative expenses increased US$1.7 million, or 60.7%, to US$4.5 million, from US$2.8 million in 2024, principally due to higher legal costs and expenses for internal controls improvements.

In 2024, our general and administrative expenses increased US$6.1 million, or 22.4%, to US$33.3 million, from US$27.2 million in 2023, principally due to Almas Mine segment having commenced commercial production in August 2023 and ceased the capitalization of expenses from that date and expensed a full year of general and administrative expenses in 2024; in addition there were increases in bonuses, professional fees, accounting and audit fees across corporate office and business units as result of the growth of the Company.

Exploration Expenses

In 2025, exploration expenses decreased US$6.0 million, or 42.6%, to US$8.0 million, from US$14.0 million in 2024. The decrease was primarily driven by a reduction of US$6.5 million in expenses in new projects, such as at Matupá and Carajás, and lower exploration expenses at Aranzazu Mine segment, US$1.0 million, and stable spending across other operations (Minosa Mine segment and Apoena Mine segment). These effects were partially offset by the addition of Serra Grande Mine segment, an additional US$0.1 million, and Borborema Mine segment, an additional US$0.4 million, and the increase at the Almas Mine Segment, with an additional US$0.8 million, mainly related to increased drilling campaigns in Nova Prata, Jacobina and other areas.

In 2024, our exploration expenses increased US$2.2 million, or 18.6%, to US$14.0 million, from US$11.8 million in 2023, principally due to US$2.3 million increase in exploration expenses on our projects Matupá and Carajás, in line with our strategy.

Other Income (Expenses), net

Other expenses increased by US$16.2 million, or 1,277%, to US$17.4 million in 2025, from US$1.3 million in 2024. This increase was primarily driven by provisions totaling US$8.3 million, representing a net increase of US$6.6 million compared to 2024, related to the estimated partial non-recoverability of VAT credits at Minosa Mine segment. Additionally, US$1.9 million was recognized in connection with expected discounts on the sale of VAT (ICMS) credits at Apoena Mine segment, resulting in an expense of US$2.0 million. These effects were further impacted by other expenses. At Almas Mine segment, other income (expenses), net increased to an expense of US$4.9 million in 2025 from a income of US$0.1 million in 2024, primarily due to inventory write-downs, as well as other non-material items.

Other expenses increased US$2.0 million, or 286%, to US$1.3 million expense in 2024, from US$0.7 million income in 2023, principally due to a gain of US$5.5 million recognized in 2023 on the acquisition of control of a previously held joint venture, partially offset by a equity method loss of US$1.9 million and other income of US$2.5 million recognized in the same period.

Operating Income

As a result of the foregoing, our operating income increased US$254,8 million, or 125%, to US$ 458.9 million in 2025, from US$205.4 million in 2024.

As a result of the foregoing, our operating income increased US$118.4 million, or 136.1%, to US$205.4 million in 2024, from US$87.0 million in 2023.

Finance Expense

In 2025, our finance expense increased US$ 258.3 million, or 164%, to US$ 416.1 million, from US$157.8 million in 2024, principally due to:

•	an increase of US$201.2 million on unrealized loss on derivative gold collars due to the fair value adjustment related to outstanding gold hedge positions, reflecting the significant increase of gold prices during the year;

•	an increase of US$56.5 million of realized loss with gold hedges, related to cash settlement of outstanding gold collar during the year, driven by the expiration of 198,561 ounces of gold collars with an average ceiling strike price of US$2,400 per ounce, compared to the average market gold price of US$3,445 during the period of settlement.

In 2024, our finance expense increased US$102.3 million, or 207.1%, to US$151.7 million, from US$49.4 million in 2023, principally due to:

•	an increase of US$54.6 million on unrealized loss on derivative gold collars due to the fair value adjustment related to outstanding gold hedge positions, reflecting the significant increase of gold prices during the year;

•	an increase of US$12.2 million in foreign exchange mostly related to the strong depreciation of the Brazilian real to R$ 6.1779 per US$1.00 on December 31, 2024 from R$4.8502 per each US$1.00 on December 31, 2023;

•	an expense of US$13.5 million on derivative fees in 2024, that was related to the negotiations between the Company and financial institutions to suspend or eliminate the Credit Support Agreements (“CSAs”) related to the Borborema Mine segment gold derivatives. These CSAs included provisions that could require cash collateral (margin calls) if the fair value balances surpassed predetermined thresholds;

•	increase of US$9.6 million in interest on debt mostly due to Almas Mine segment that declared commercial production in late 2023 (before commercial production, interest expenses were capitalized) and therefore, the interest on debentures increased US$8.7 million in the finance result; and US$5.4 million of realized loss with gold hedges, related to cash settlement of outstanding gold collar during the year, driven by the expiration of 40,559 ounces of gold collars with an average ceiling strike price of US$2,444 per ounce, compared to the average market gold price of US$2,663 during the period of settlement.

Income before Income Taxes

As a result of the foregoing, our income before income taxes decreased US$0.6 million, or 1%, to US$51.9 million in 2025, from US$52.4 million in 2024.

As a result of the foregoing, our income before income taxes increased US$14.1 million, or 36.8%, to US$52.4 million in 2024, from US$38.3 million in 2023.

Income Tax

In 2025, our income tax increased US$ 48.5 million, or 59%, to US$ 131.2 million, from US$82.7 million in 2024, principally due to the following:

•	Our current income tax expense increased US$85.9 million, or 162%, to US$138.8 million in 2025 from US$53.0 million in 2024, principally reflecting higher taxable income generated across our operating segments, driven by improved operating performance. This increase was supported by higher gold prices, as discussed elsewhere in this Annual Report, as well as increased production, including the contribution from Borborema segment following the commencement of commercial production in September of 2025.

Although our consolidated profit before income taxes decreased slightly in 2025 compared to 2024, this reduction was primarily driven by fair value losses over gold derivatives recognized at the Corporate level, included within non-reportable segments, which contributed to a decrease of US$255.1 million in consolidated operating income. These losses are not deductible for tax purposes and, accordingly, did not reduce taxable income in the jurisdictions where we operate, resulting in an overall increase in current income tax expense. Additionally, foreign exchange variations in local statutory books, affected taxable income in local jurisdictions, increasing current tax expense, as the functional currency is the U.S. dollar. These same variations also resulted in a reduction of deferred tax liabilities, as discussed below.

•	Our deferred tax decreased by US$37.4 million, or 126%, to a benefit of US$7.6 million in 2025, compared to an expense of US$29.7 million in 2024. This decrease was principally due to the appreciation of the Brazilian real and Mexican peso against the U.S. dollar, which generated an impact of US$14.2 million on deferred taxes related to non-monetary items, as well as the recognition of deferred tax assets from Tax losses carryforward of US$12.9 million.

In 2024, our income tax increased US$76.3 million, or 1,192.2%, to US$82.7 million, from US$6.4 million in 2023, principally due to the following:

•	Our current income tax expense increased US$34.2 million, or 181.9%, to US$53.0 million in 2024, from US$18.8 million in 2023, principally due to an increase in income before taxes in Aranzazu and Minosa segments and also a full year of operations in Almas, due to higher income before taxes at those segments.

•	Our deferred tax increased US$42.1 million, or 339.5%, to US$29.7 million (expense) in 2024, from US$12.4 million in 2023 (income), principally due to the depreciation of the Brazilian real and Mexican peso against the US dollar that generated an impact on the deferred taxes over non-monetary items of US$29.6 million.

(Loss) Profit for the Year

As a result of the foregoing, our profit for the year increased US$49.1 million, or 162%, to a loss of US$79.3 million in 2025, from US$30.3 million in 2024.

As a result of the foregoing, our profit for the year decreased US$62.2 million, or 195.0%, to a loss of US$30.3 million in 2024, from US$31.9 million in 2023.

5B. Liquidity and Capital Resources

Overview

We believe that our ongoing operations and associated cash flows will provide sufficient liquidity to continue financing our planned growth in the near term and to meet our working capital requirements and that we will have access to additional debt as it grows to support further expansion. We will, from time to time, repay balances outstanding on our revolving credit with operating cash flow and cash flow from other sources.

Cash Flows

In the following discussion, references to “2025,” “2024” and “2023” are to the years ended December 31, 2025, 2024 and 2023, respectively. The following discussion of our cash flows is based on the financial information derived from our audited consolidated financial statements, included elsewhere in this annual report.

The following tables present our cash flow data for the periods indicated:

	For the year ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023
	(in millions of US$, except percentages)
Cash Flow Data
Net cash generated by operating activities	305.2	222.2	124.9	37.4%	77.9%
Net cash used in investing activities	(254.0)	(176.4)	(93.9)	44.0%	87.9%
Net cash generated by (used in) financing activities	(36.8)	5.2	79.4	(807.7)%	(93.5%)
Increase (decrease) in cash and cash equivalents	14.4	51.0	110.4	(71.8)%	(53.8)%

Net Cash Generated by Operating Activities

In 2025, we recorded net cash generated by operating activities of US$305.2 million compared to net cash generated by operating activities of US$222.2 million in 2024. This increase was primarily due to the increase in operating income by US$254.8 million in 2025 when compared to 2024, especially due to the increase in revenues (US$278.0 million increase in revenue from gold and US$48.9 million from Gold & Copper concentrate) with the start up of Borborema (commercial production achieved in September 2025); higher gold and copper prices; and higher inventories in Minosa Mine segment and Almas Mine segment.

In 2024, we recorded net cash generated by operating activities of US$222.2 million compared to net cash generated by operating activities of US$124.9 million in 2023. This variation was primarily due to the increase in operating income by US$118.4 million in 2024 when compared to 2023, especially due to the increase in revenues (US$157.3 million increase in revenue from gold and US$24.0 million from gold and copper concentrate) with the full year operation in Almas Mine segment (beginning of operations in August 2023); higher gold and copper prices; and higher inventories in Minosa Mine segment and Almas Mine segment.

Net Cash Used in Investing Activities

In 2025, we recorded net cash used in investing activities of US$254.0 million compared to net cash used in investing activities of US$176.4 million in 2024. This increase was primarily due to the acquisition of MSG, Bluestone and Altamira in the amount of US$52.1 million, US$18.5 million and US$3.9 million, respectively, in 2025.

In 2024, we recorded net cash used in investing activities of US$176.4 million compared to net cash used in investing activities of US$93.9 million in 2023. This increase was primarily due to additions to property, plant and equipment in the construction of the Borborema project.

Net Cash Generated by (Used in) Financing Activities

In 2025, we recorded net cash used in financing activities of US$36.8 million compared to net cash generated by financing activities of US$5.2 million in 2024. This change was primarily due to lower proceeds received from loans and debentures (zero in 2025 vs. US$314.3 million in 2024) and higher payment of dividends of US$115.8 million in 2025 (US$42.7 million in 2024). These items were partially offset by lower cash outflows related to repayment of loans and debentures (US$62.8 million in 2025 compared to U$184.4 million in 2024) and the net proceeds from the Nasdaq IPO (US$200.1 million in 2025 and zero in 2024).

In 2024, we recorded net cash generated by financing activities of US$5.2 million compared to net cash generated by financing activities of US$79.4 million in 2023. This decrease is primarily due to US$184.4 million of repayment of loans and debentures and interest paid on loans and debentures, including the prepayment of the first issuance of debentures from Almas, the payment of dividends that was US$14.5 million higher than in 2023 and the acquisition of treasury shares during the year in the amount of US$13.4 million. This decrease was partially offset by proceeds received from loans and debentures in the total amount of US$314.3 million (US$134.8 million higher than 2023), mainly due the second issuance of debentures in Almas.

Indebtedness

As of December 31, 2025 and 2024, we had outstanding loans and debentures in the aggregate amount of US$411.2 million and US$443.1 million, respectively. For further information on our indebtedness, see note 13 to our audited consolidated financial statements included elsewhere in this annual report.

Material Financing Agreements

The following table sets out the key features of loans and financings as of the dates indicated.

			Outstanding (US$ thousands)
Financial debt	Maturity Date	Interest Rate	12/31/2025	12/31/2024
Banco Occidente
Q2 2022 Promissory Note (“5th Promissory Note”)	May 2026	6.25%	1,153	3,882
Q3 2022 Promissory Note (“6th Promissory Note”)	August 2026	6.25%	2,088	4,709
Q2 2023 Promissory Note (“7th Promissory Note”)	June 2026	7.50%	—	1,320
Q1 2024 Promissory Note (“8th Promissory Note”)	February 2026	7.50%	446	3,000
Q3 2024 Promissory Note (“9th Promissory Note”)	July 2027	8.00%	2,730	4,178
Banco Atlántida
Q2 2022 Loan Agreement (“7th Loan”)	March 2027	6.50%	3,125	5,625
Banco ABC Brasil S.A.
Q4 2022 Loan Agreement (“5th Loan”)	January 2026	5.38%	2,194	10,968
Banco Santander México
Q3 2024 Loan Agreement (“5th Loan”)	July 2027	(1) SOFR + 3.8%	22,083	35,333
Banco Santander Brazil
Q3 2023 Loan Agreement (“4th Loan”)	November 2028	9.51%	78,047	104,073
Banco Safra				—
Q3 2024 Loan Agreement (“2nd Loan”)	August 2026	7.10%	20,529	20,513
Banco do Brasil
Q1 2024 Loan Agreement (“1st Loan”)	December 2028	6.50%	10,000	10,003
Banco Bradesco
Q1 2022 Loan Agreement (“1st Loan”)	February 2025	(2) CDI + 2,342%	—	2,453
Q4 2024 Loan Agreement (“2nd Loan”)	December 2028	6.50%	43,033	43,000
Other banks
BTG Pactual	November 2027	6.70%	20,116	20,116
Debentures payable
Debentures – 2nd issuance	October 2030	CDI + 1.60%	186,433	162,515
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	13,291	11,416
Nemesia SARL
Nemesia SÀRL	—	7%	5,900	—
Total	—		411,168	443,104
Current			99,548	82,007
Non-Current			311,620	361,097

(1)	Secured Overnight Financing Rate (SOFR)

(2)	CDI rate means the average daily rate of interbank deposits (Certificados de Depósito Interbancário) for one-day transactions, expressed as an annual percentage, calculated and published by the B3, which is an average of interbank overnight rates in Brazil.

Financial Covenants and Collateral

We and certain of our subsidiaries are party to or are subject to financing agreements that include financial covenants, as summarized below:

•	the credit agreement (contrato de crédito) entered into by Aranzazu and Banco Santander México, S.A. includes covenants requiring that (i) Aranzazu’s net debt to EBITDA (over the last 12 months, or “LTM”) ratio not exceed 1.50x, and (ii) its EBITDA (LTM) to interest expense ratio be at least 5.00x. The covenant is tested quarterly at the subsidiary level;

•	the indenture (escritura de emissão) governing the second issuance of debentures by Aura Almas Mineracao S.A. includes a quarterly covenant requiring that the consolidated net debt to EBITDA (LTM) ratio not exceed:

•	in the case of Aura Minerals, 2.75x through June 30, 2025;

•	in the case of Aura Almas Mineracao S.A., 2.00x from July 1, 2025 through October 2, 2027; and

•	in the case of Aura Almas Mineracao S.A., 1.50x thereafter through maturity;

•	the credit agreement (cédula de crédito bancário) entered into by Almas and Banco Safra S.A., Luxembourg Branch, includes a covenant requiring that the Company’s consolidated net debt to EBITDA (LTM) ratio not exceed 2.75x. The covenant is tested quarterly at the Aura Minerals level;

•	the credit agreement (cédula de crédito bancário) entered into by Cascar and Banco Santander (Brasil) S.A., Luxembourg Branch, includes an annual covenant requiring that, beginning in the year ended December 31, 2025, following an initial grace period, Cascar’s net debt to EBITDA (LTM) ratio not exceed 1.50x.

•	the credit agreement (cédula de crédito bancário) entered into by Apoena and Banco BTG Pactual includes a covenant requiring that the Company’s consolidated net debt to EBITDA (LTM) ratio not exceed 2.75x. The covenant is tested quarterly at the Aura Minerals level; and

•	the swap agreement n° 109824100014800 (confirmação de operação de swap de fluxo de caixa) entered into by Almas and Banco Itaú Unibanco S.A. includes a quarterly covenant requiring that the Company’s consolidated net debt to EBITDA (LTM) ratio not exceed:

•	in the case of Aura Minerals, 2.75x through June 30, 2025;

•	in the case of Aura Almas Mineracao S.A., 2.00x from July 1, 2025 through October 2, 2027; and

•	in the case of Aura Almas Mineracao S.A., 1.50x thereafter through maturity.

As of the date of this annual report, we and our subsidiaries were in compliance with all of the restrictive covenants set forth in our finance agreements.

In addition, pursuant to our financing agreements we have granted security interests of certain of our assets, mainly:

•	the equity securities of Cascar Mineração are fiduciarily assigned to Banco Santander (Brasil) S.A., as collateral for a financing agreement (Cédula no. 1058618) and, subject to a suspensive condition, to Gold Royalty Corporation, as collateral for the gold-linked loan agreement;

•	the equity securities of Aura Matupá Mineração Ltda. and Aura Almas S.A. are fiduciarily assigned to Oliveira Trust DTVM, as collateral for Aura Almas S.A.’s 2nd issuance of debentures;

•	the mining rights over an area owned by Matupa are fiduciarily assigned to Oliveira Trust DTVM, as collateral for Aura Almas S.A.’s 2nd issuance of debentures;

•	the mining rights over an area owned by Almas are fiduciarily assigned to Oliveira Trust DTVM, as collateral for Aura Almas S.A.’s 2nd issuance of debentures;

•	the movable assets are fiduciarily assigned to Banco Santander (Brasil) S.A., as collateral for a financing agreement (Cédula no. 1058618); and

•	the mining rights over mining concessions Nos. (i) 805.049/1977, (ii) 840.149/1980 and (iii) 840.152/1980, owned by Cascar Mineração, are pledged to Banco Santander (Brasil) S.A. as collateral for a financing agreement and, subject to a suspensive condition, to Gold Royalty Corporation as collateral for a Net Smelter Returns Royalty Agreement and a Gold-Linked Loan Agreement.

Unused Sources of Liquidity

As of December 31, 2025 and 2024, we and our subsidiaries had no unused available credit lines.

Capital Expenditures

The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics.

For the years ended December 31, 2025 and 2024, our purchases of property, plant and equipment amounted to US$179 million and US$180 million, respectively, mainly for the construction of projects, not including acquisitions. In 2025, our capital expenditures were primarily used to fund expansion projects, particularly the construction of Borborema and expansion capex in Apoena and Almas, as well as maintenance investments across our operating mines and ongoing exploration activities.

The anticipated source of funds needed to satisfy such cash requirements is the cash and equivalents available in our balance sheet and our expected net cash to be generated from our operating activities.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025 and 2024.

Financial Obligations

Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

As of December 31, 2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
	(in million of US$)
Trade and other payables	189.6	─	─	─	189.6
Loans and debentures	99.5	227.8	128.1	28.2	483.6
Provision for mine closure and restoration	5.7	4.2	3.5	85.3	98.7
Lease liabilities	17.6	12.5	0.2	-	30.3
Liability measured at fair value	6.0	5.9	8.2	24.7	44.8
	318.4	250.4	140.0	138.2	847.0

5C. Research and Development, Patents and Licenses, etc.

See “Item 5. Operating and Financial Review and Prospects—5B. Liquidity and Capital Resources—Capital Expenditures.” In the years ended December 31, 2025, 2024 and 2023, research and development were not otherwise material to our business.

5D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5E. Critical Accounting Estimates

See note 4 to our audited consolidated financial statements included elsewhere in this annual report for Critical Accounting Estimates and Judgements.

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association.

Board of Directors

The Board consists of six directors. The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following table presents the names of the current members of our board of directors.

Name	Position	Date of Birth
Paulo Carlos de Brito	Chairman	October 21, 1948
Stephen Keith(1)	Director	January 17, 1973
Bruno Mauad(1)	Director	September 8, 1984
Pedro Turqueto(1)	Director	October 13, 1985
Paulo Carlos de Brito Filho	Director	September 30, 1984
Richmond Lee Fenn(1)	Director	June 15, 1957

(1)	Independent directors

Unless otherwise indicated, the current business addresses for our directors is c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States.

Below are the biographies of the members of our board of directors.

Paulo Carlos de Brito, Chairman of the Board and a Director.    Mr. Brito was appointed the non-executive Chairman of the Board in May 2016. Mr. Brito is a businessman with more than 45 years of experience in mining, energy and agricultural businesses. Mr. Brito has worked extensively in and outside of Brazil including most of Latin America. Mr. Brito has founded several companies including Cotia Trading. S.A. (a trading company), Mineração Santa Elina Ind. E Com. S.A. (a mining company focused on the development, exploration and research of various minerals) and Biopalma da Amazonia S.A. (a palm oil production company). Other than the shares owned by Northwestern, Mr. Brito does not beneficially own or control, directly or indirectly, any other shares of the Company.

Stephen Keith, Director, Lead Director.    Mr. Keith was appointed a director of the Company in August 2011. At present, Mr. Keith is the Founder and President of D Squared A Inc. and Head of Brazilian Operations at Itafos. He served as CEO of Labrador Uranium Inc. from August 2021 until January 2023. He has worked for more than 25 years on projects in more than 30 countries, with a concentration on the Americas. His experience spans working with mining and energy companies as principal, as an investment banker and as a project engineer, spearheading projects from concept through feasibility study, engineering design, project management and construction. He has engaged in over C$2 billion in financings and merger and acquisition deals for natural resource projects. Past roles include: President and CEO of GrowMax Resources Corp. (TSX-V:GRO); Managing Director of Fertoz Ltd. (ASX:FTX); and Founder and President and Chief Executive Officer of Rio Verde Minerals Development Corp. (TSX:RVD). Previously, he held the titles of Vice President, Corporate Development at Plutonic Power Corporation; Director, Investment Banking at Thomas Wiesel Partners; Vice President, Investment Banking at Westwind Partners Mining Group; and Manager, Technical Services with Knight Piesold Consulting. He holds a BSc, Applied Science (Queen’s University), an International MBA (York University, Schulich School of Business) and is a Registered Professional Engineer (P. Eng.) in Ontario and British Columbia (Retired).

Bruno Mauad, Director.    Mr. Mauad was appointed a director of the Company in October 2020. Mr. Mauad is a partner of Kapitalo Investimentos in charge of the equities investment strategies since 2015 and member of the executive committee since 2019. He started his career in 2005 at Patria Investimentos as an equity analyst, becoming portfolio manager in 2010, responsible for long & short as well as long only strategies. In 2013, he joined Ashmore Group as a member of the Investment Committee and portfolio manager of the equity strategies. Mr. Mauad holds a Bachelor in Public Administration from FGV/EAESP and is a CFA charterholder.

Pedro Turqueto, Director.    Mr. Turqueto was appointed a director of the Company in July 2022. Mr. Turqueto is currently the CEO of Copa Energia, the largest LPG distributor in Latin America. Mr. Turqueto was Vice President of Copa Energia and lead operations and strategy before his recent appointment as CEO. He is also responsible for the strategy of Rede Matogrossense de Comunicação, a media group that operates television channels, radio stations and websites in the states of Mato Grosso and Mato Grosso do Sul. He holds a law degree from PUC-SP and an MBA from Columbia School of Business in New York City.

Paulo Carlos de Brito Filho, Director.    Mr. Brito Filho was appointed a director of the Company in October 2020. He (i) is Chief Executive Officer at Mineração Santa Elina Industria e Comercio, a company that operates on the development and operation of mineral assets in South America; (ii) is a director of Quanta Geracao, a company that operates on the energy industry through generation and sale of energy from its solar and small hydroelectric plants, in Brazil; (iii) was a member of the Board of Directors of Sertrading, a company focused on the trading industry; and (iv) serves as Board member of MIS (Museum of Image and Sound). Other than the shares owned by Conway, Mr. Brito Filho does not beneficially own or control, directly or indirectly, any other shares of the Company.

Richmond Lee Fenn, Director.    Mr. Fenn was appointed a director of the Company on October 8, 2019. He has worked with Aura as interim-General Manager for both the Minosa (San Andrés) operation and the Gold Road Mine operation supporting these ramp-ups while the Company recruited new General Managers. He brings to Aura 40 years of base and precious metal experience. Mr. Fenn has extensive experience in mine engineering, mine development and valuation, maintenance and operations in North and South America, Africa and Papua New Guinea. Prior to joining Aura, Mr. Fenn was Executive General Manager for the Pueblo Viejo mine in the Dominican Republic, one of the world’s largest gold producing mines. Previously Mr. Fenn held positions of increasing responsibility for Freeport McMoRan, Glencore and Barrick Gold. Mr. Fenn holds a bachelor´s degree in mining engineering from the University of Arizona and is a registered professional engineer.

Officers

The following table presents the names, positions and dates of birth of our executive officers:

Name	Position	Date of Birth
Rodrigo Barbosa	President and Chief Executive Officer	March 2, 1974
Glauber Luvizotto	Chief Operating Officer	February 19, 1982
Joao Kleber Cardoso	Chief Financial Officer and Corporate Secretary	June 28, 1980

Below are the biographies of the members of our officers.

Rodrigo Barbosa, President and Chief Executive Officer.    Mr. Barbosa is a well-recognized leader in the mining sector, currently serving as President and CEO of Aura Minerals since January 2017. He has led a comprehensive transformation of the Company, driving strategic growth, operational excellence, and significant shareholder value through the acquisition and development of new mines, substantial increases in gold and copper production, and the establishment of Aura as a leading mid-tier producer in the Americas. Prior to Aura Minerals, Mr. Barbosa served as CEO of Tavex/Santista, a global leader in integrated denim manufacturing with operations across Brazil, Europe, and North America. There, he spearheaded a comprehensive turnaround, revitalizing the company’s strategy, finance, marketing, and operations. In 2023, Metals & Mining Review recognized him as one of the “Top 10 CEOs in the Mining Industry,” honoring his visionary leadership and the company's success under his direction. Mr. Barbosa has also earned numerous other awards, including leading Aura to rank as the #1 performer on the TSX30 in 2021 and 2022, being named “Person of the Year 2020” in Precious Metals by Brasil Mineral (the most prestigious award in the Brazilian mining sector), and “Turnaround of the Year in Brazil” in 2014 by the Turnaround Management Association and PwC. Mr. Barbosa holds an MBA from the University of Southern California (USC Marshall School of Business) and a Bachelor’s degree in Mechanical Engineering from Universidade Mackenzie in São Paulo, Brazil. He is fluent in Portuguese, Spanish, and English.

Glauber Luvizotto, Chief Operating Officer.    Mr. Luvizotto joined Aura Minerals in April 2018 as General Manager for Mexico operations. He has over 20 years of experience in the mining industry, with strong technical expertise, particularly in underground operations. Prior to joining Aura Minerals, he worked as Vice President of Operations at BrioGold Inc. and held several managerial positions at companies such as Yamana Gold Inc. and AngloGold Ashanti Limited. Mr. Luvizotto holds a degree in Mining Engineering from the Federal University of Ouro Preto in Brazil. He also completed the Advanced Management Program (AMP205) at Harvard Business School and an Executive Program at the Smith School of Business, Queen’s University in Canada. His native language is Portuguese and fluent in Spanish and English.

Joao Kleber Cardoso, Chief Financial Officer and Corporate Secretary.    Mr. Joao Kleber Cardoso joined Aura Minerals in March 2019. Mr. Cardoso is an Economist from Unicamp in Brazil and has an MBA from the Kellogg School of Management, with majors in Finance, Strategy and International Business. Prior to joining Aura Minerals, Mr. Cardoso was the CFO of Santista, a large denim manufacturer with operations in Brazil and Argentina. Prior to Santista, Mr. Cardoso worked for Mover Participações, one of the largest conglomerates in Brazil, and was involved in several M&A projects. Mr. Cardoso has also worked in the management consulting industry for A.T. Kearney and Accenture in a variety of industries and projects.

Insurance

We have a directors’ and officers’ civil liability insurance policy.

Certain Arrangements and Relationships

We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person, pursuant to which any person was selected as a director or executive officer. Paulo Carlos de Brito is the father of Paulo Carlos de Brito Filho. Except for Paulo Carlos de Brito and Paulo Carlos de Brito Filho, none of the members of our board of directors, or of our board of executive officers, have any family relationships with each other, or with any other members of our senior management.

6B. Compensation

For the year ended December 31, 2025, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was US$3,4 million, which includes both benefits paid in kind and compensation. See note 30 to our audited consolidated financial statements included elsewhere in this annual report.

Employment Agreements

None of our directors have entered into service agreements with the Company.

Share Option Plan

Our Share Option Plan enables us to grant share purchase options for a pre-determined fixed value (not lower (i) than the stock price of the Company’s shares on the Toronto Stock Exchange on the grant date; or (ii) the Fair Market Value, for beneficiaries residing in the United States of America), to employees, non-statutory directors and employees of the Company and the Company’s subsidiaries. The Share Option Plan was replaced by the Omnibus Incentive Plan on June 20, 2024.

Omnibus Incentive Plan

On June 20, 2024, we approved our Omnibus Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, individuals selected by the Board are eligible to receive share options, share appreciation rights, performance share units, restricted share units and deferred share units issued by the Company.

As of December 31, 2025, there were 1,455,492 options issued and outstanding for the Share Option Pan and the Omnibus Incentive Plan, as follows:

Exercise price US$	Options outstanding	Options Exercisable	Remaining contractual life (years)	Expiry dates
12.66	448,398	—	6.0	January 10, 2032
6.35	15,000	—	4.4	May 12, 2030
10.28	36,000	24,000	3.1	February 22, 2029
10.03	707,679	707,679	5.2	March 4, 2031
11.18	27,000	15,000	3.2	March 3, 2029
11.18	4,500	4,500	4.8	October 12, 2030
1.14	216,915	216,915	1.8	October 12, 2027
9.51	1,455,492	968,094	4.83

6C. Board Practices

Our shareholders elect members of our board of directors at the annual general shareholders’ meeting to hold office until the next annual meeting of shareholders (members may be reelected).

The current members of our board of directors were elected at the general meeting of our shareholders held on June 16, 2025, for a term of office ending at the annual general meeting.

The Board of Directors has responsibility for the stewardship of the Company by supervising our affairs, with the goal of enhancing shareholder value and maintaining a culture of integrity throughout the Company.

Directors are required to act honestly and in good faith, with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Structure and Operations

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

Meetings of the Board shall be held, at a minimum, on a quarterly basis. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which the Company faces from time to time. The Board also discharges its responsibilities directly and through delegation to its Committees.

When appropriate, ad hoc committees shall be appointed by the Board to address certain issues of a more short-term nature.

Specific Duties of the Board

As part of the Board’s overall responsibility for the stewardship of the Company, its principal duties include, but shall not be limited to, the following:

Oversight of Management

•	The Board shall approve the appointment of the President and CEO and all other senior executive officers and approve the compensation of the senior executive officers based upon the recommendations of the Governance Committee.

•	To the extent possible, the Board shall satisfy itself as to the integrity of the officers and ensure that they create a culture of integrity throughout the Company.

•	Review and prior approval by the Board shall be required for all material transactions in which the Company is involved including, without limitation, the acquisition or disposition by the Company of significant assets and properties, the issuance of securities and any matters that are outside the scope of authority delegated to officers.

•	The Board shall regularly review and maintain the Company’s succession plan, which includes the appointment, training and monitoring of officers.

Board Organization

•	The Board shall respond to recommendations received from the Governance Committee, but shall retain the responsibility for managing its own affairs by approving the following: its composition; the candidates nominated for election; appointments to committees; the selection of the chairmen of the Board and of its committees; and committee charters.

•	The Board may establish committees of the Board and delegate certain responsibilities to those committees, including: the review and assessment of Board and officer compensation levels; the interim financial results; the performance of the Board and officers; the internal controls systems; the orientation and continuing education of Board members; and safety matters. However, the Board shall retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities

Monitoring of Financial Performance and Other Financial Reporting Matters

The Board is responsible for the following:

•	Reviewing, questioning and approving the strategies and plans of the Company.

•	Identifying principal business risks and ensuring the implementation of appropriate systems to manage such risks including, insurance coverage, conduct of material litigation and the effectiveness of internal controls.

•	Considering appropriate measures to be taken if the performance of the Company falls short of its goals.

•	Reviewing, and upon the recommendations of the Audit Committee, approving the audited financial statements and notes thereto and the management discussion and analysis.

•	Overseeing the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis.

•	Overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards.

•	Reviewing and approving those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions and material expenditures.

Policies and Procedures

The Board shall:

•	Approve, maintain and monitor compliance with all policies, codes, charters and procedures developed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

•	Develop and approve position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee and measure the performance of those acting in such capacities against such position descriptions.

Reporting

•	The Board shall review the integrity of the internal control and management information systems of the Company.

•	The Board shall implement measures for receiving feedback from stakeholders and ensure that material information is disseminated to the public in a timely manner and in accordance with the Company’s Disclosure Policy.

Orientation and Continuing Education

The Board and the Corporate Governance, Compensation and Nominating Committee ensure that a comprehensive orientation is received by new directors regarding the role of the Board, its committees and its directors. As part of a new director’s orientation, he or she receives a manual which contains the Company’s charters, mandates, codes and policies (the “Manual”). New directors are also provided technical reports on the properties of the Company and, as soon as practicable, taken on site visits.

The Board and the Corporate Governance, Compensation and Nominating Committee take the following measures to provide continuing education to its directors: (i) review the Manual at least annually and supply a revised copy to each director; (ii) ensure that all directors are kept apprised of changes in the Company’s operations and business, changes in the regulatory environment affecting the Company’s day to day business both within Canada and within the foreign jurisdictions in which the Company maintains properties, and changes in their roles as directors of a public company; (iii) provide, at Board meetings, a technical presentation, focusing on the Company’s main properties (the question and answer portions of these presentations are a valuable learning resource for the non-technical directors); and (iv) encourage directors to attend relevant courses and conferences, with the Company funding associated fees.

Committees of Our Board of Directors

We currently have an audit committee and a corporate governance, compensation and nominating committee. The composition and responsibilities of our audit and corporate governance, compensation and nominating committees are described below. Members serve on each of these committees until their resignation or until as otherwise determined by our board of directors

Audit Committee

Our audit committee consists of Stephen Keith, Pedro Turqueto and Bruno Mauad with Stephen Keith serving as chairperson. Our board of directors has determined that each of Stephen Keith, Pedro Turqueto and Bruno Mauad meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that Stephen Keith is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

We have adopted an Audit Committee Charter which sets out the committee’s mandate, organization, powers and responsibilities. The primary function of the audit committee is to assist the Board in in its oversight of the financial reporting process, the independent external auditor, independent internal audit personnel, risk management and compliance with applicable laws, rules and regulations. Consistent with this function, the committee will encourage continuous improvement of, and should foster adherence to, our policies, procedures and practices at all levels.

Meetings of the committee shall be held at least quarterly, provided that due notice is given and a quorum of the majority of the members is present. Where a meeting is not possible, resolutions in writing which are signed by all members of the committee are as valid as if they had been passed at a duly held meeting. The frequency and nature of the meeting agendas are dependent upon business matters and affairs which we face from time to time. The Committee shall report to the Board on its activities after each of its meetings.

The Board has adopted an audit committee charter, which sets out the committee’s mandate, organization, powers and responsibilities. To fulfill its responsibilities and duties, the audit committee shall:

•	Recommend to the Board the external auditor to be nominated and the compensation to be paid for preparing and issuing an auditor’s report or performing related work.

•	Direct responsibility for overseeing the work of the external auditor (including resolution of disagreements between Management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the committee.

•	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the external auditor.

•	Evaluate the qualifications, performance and independence of the external auditor, including (i) reviewing and evaluating the lead partner on the external auditor’s engagement with the Company, and (ii) considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

•	Receive the reports of the internal audit personnel and external auditors, review and assess the findings and the responses and actions taken or proposed by management.

•	Obtain and review a report from the external auditor at least annually regarding: the external auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the external auditor and the Company.

•	Review and discuss with management and the external auditor, prior to the annual audit, the scope, planning and staffing of the annual audit.

•	Review and approve the rotation of the lead (or coordinating) audit partner having primary responsibility for the external audit activities and the audit partner responsible for reviewing the statutory audit as required by law.

•	Review, if applicable, the Company’s intended hiring of partners and employees or former partners and employees of the external auditor.

•	Ensure that the emphasis of the audits (external and internal) is placed on areas where the committee, management or the auditors believe special attention is warranted.

•	Review the activities, organizational structure and effectiveness of the internal audit personnel.

•	Review and approve the planned internal audit program prior to the beginning of each year.

•	Act as a conduit whereby the internal audit personnel and external auditors can bring any concerns to the attention of the Board.

•	Review and discuss with management and the external auditor the annual audited financial statements and quarterly financial statements prior to publication.

•	Review and discuss with management the Company’s annual and quarterly disclosures. The Committee shall approve any reports for inclusion in the Company’s annual reports, as required by applicable legislation.

•	Review and discuss with management, the internal audit personnel and the external auditor management’s report on its assessment of internal controls over financial reporting.

•	Review and discuss with management and the external auditor, at least annually, significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

•	Review and discuss with management and the external auditor, at least annually, reports from the external auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor; and other material written communications between the external auditor and Management, such as any management letter or schedule of unadjusted differences.

•	Discuss with the external auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the external auditor to the Company.

•	Review and discuss with management, the internal audit personnel and the external auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the external auditor, internal audit personnel or management as well as the procedures undertaken in connection with the CEO and the CFO certifications for the annual filings with applicable securities regulatory authorities.

•	When applicable, discuss with management the Company’s quarterly and annual press releases disclosing earnings and other financial information, including the use of “pro forma” or “adjusted” non-IFRS information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•	Review and discuss with management and the external auditor, if applicable, at least annually, the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

•	Review disclosures made by the Company’s President and CEO and CFO during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Company’s internal controls.

•	Discuss with the Company’s general counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

•	Review and discuss periodically the Company’s risk philosophy and risk management policies.

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Discuss with management and the external auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

•	Meet with the Company’s regulators, according to applicable law.

•	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the committee by the Board.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Corporate Governance, Compensation and Nominating Committee

On May 26, 2017, our board of directors established the Corporate Governance, Compensation and Nominating Committee.

Our corporate governance, compensation and nomination committee may be appointed by the board of directors. In the normal course of business, such members will serve for a minimum of three years.

Our corporate governance, compensation and nomination committee has as its main functions:

•	recommend to the Board corporate governance and ethics principles and policies that should be applicable to the Company;

•	assist the Board in its oversight role with respect to the Company’s global human resource strategy, policies and programs, and all matters relating to the proper utilization of human resources within the Company, with special focus on management succession, development and compensation; and

•	identify and recommend qualified individuals as members of the Board and of its committees, to review and set out recommendations for non-stock based remuneration to the Board and to monitor and review the Company’s corporate governance practices and policies and make recommendations for changes when appropriate.

Furthermore, the Corporate Governance, Compensation and Nominating Committee’s mandate is, in part, to annually assess the performance, effectiveness and contribution of the Board, its committees and its directors and make recommendations to the Board.

To facilitate this annual assessment, the Board has approved an Annual Assessment Report and Questionnaires for the Board and each of its committees.

The current members of the corporate governance, compensation and nomination committee are Paulo Carlos de Brito Filho (Chairman) and Bruno Mauad.

6D. Employees

As of December 31, 2025, we had 1,462 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with department criteria) as of the dates indicated.

	As of December 31,
Area	2025	2024
Administrative	0	0
Officers	3	3
Specialists	114	69
Managers	62	43
Operations	1,148	1,120
Supervisors	135	159
Total	1,462	1,394

The following table presents a breakdown of our full-time, permanent employees by geographic location as of the dates indicated.

	As of December 31,
Area	2025	2024
Mexico	312	319
Honduras	333	349
Guatemala	19	0
Brazil	792	720
United States	6	6
Total	1,462	1,394

Relationship with Unions

A considerable number of our employees are represented by unions and subject to collective bargaining agreements. In the years ended December 31, 2025, 2024 and 2023, we did not experience strikes or work stoppages specific to our organization which prevented us from conducting our operations.

6E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “—B. Compensation.”

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our common shares as of March 31, 2026 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding voting shares;

•	each of our directors and executive officers, individually; and

•	all directors and executive officers as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the common shares shown as beneficially owned by the shareholder in the table. As of the date of this annual report, we have 83,789,223 common shares issued and outstanding.

Unless otherwise indicated, the current business addresses for our directors is c/o Aura Technical Services Inc. 3390 Mary St, Suite 116, Coconut Grove, Florida, 33133, United States.

Beneficial Owners	Common Shares	% of Total Common Shares
Directors and Executive Officers
Paulo Carlos de Brito(1)	39,838,685	47.55%
Stephen Keith(2)	—	—
Bruno Mauad(3)	5,964,515	7.12%
Pedro Turqueto(4)	203	*
Paulo Carlos de Brito Filho(5)	2,101,320	2.51%
Richmond Lee Fenn(6)	2,500	*
Rodrigo Barbosa(7)	801,437	0.96%
Glauber Luvizotto(8)	440,628	0.52%
Joao Kleber Cardoso(9)	120,337	0.14%
All directors and executive officers as a group (9 individuals)	49,242,971	58.77%

*	Represents beneficial ownership of less than 0.01% of our issued and outstanding common shares.

(1)	The information herein is based on the Schedule 13G filed on November 5, 2025 and the Form 3 filed on March 18, 2026 by Mr. Paulo Carlos de Brito. The 39,838,685 common shares are held of record by Northwestern Enterprises Ltd. (“Northwestern”). All of the outstanding share capital of Northwestern is in turn held by Sercor Ltd. (“Sercor”) and all of the outstanding share capital of Sercor is in turn held Bergnol Holding Ltd (“Bergnol”). Paulo Carlos de Brito is the sole shareholder of Bergnol.

(2)	The information herein is based on the Form 3 filed on March 18, 2026 by Mr. Stephen Keith.

(3)	The information herein is based on the Schedule 13G filed on November 5, 2025 by Mr. Bruno Sousa Mauad, Kapitalo Investimentos Ltda. (“Kapitalo”), Kapitalo Ciclo Gestora de Recursos Financeiros Ltda., Mr. Carlos Leonhard da Rocha Woelz, Mr. Hegler Jose Horta Barbosa Filho and Mr. Bruno Carvalho Cordeiro and the Form 3 filed on March 18, 2026 by Mr. Bruno Sousa Mauad. All of the common shares are directly owned by advisory clients of Kapitalo and Kapitalo Ciclo Gestora de Recursos Financeiros Ltda. None of those advisory clients may be deemed to beneficially own more than 5% of the common shares. Kapitalo is the holder of record of such shares. Bruno Mauad is a partner of Kapitalo and may be deemed to have beneficial ownership of the shares held of record by Kapitalo. Mr. Mauad disclaims ownership of such shares except to the extent he has a pecuniary interest therein.

(4)	The information herein is based on the Form 3 filed on March 18, 2026 by Mr. Pedro Turqueto.

(5)	The information herein is based on the Form 3 filed on March 18, 2026 by Mr. Paulo Carlos de Brito Filho. Conway Holding Developments S.A., or “Conway,” is the holder of record of such shares. Mr. Paulo Carlos de Brito Filho controls Conway.

(6)	The information herein is based on the Form 3 filed on March 18, 2026 by Mr. Richmond Lee Fenn. Richmond and Nancy Fenn Living Trust is the holder of record of such shares.

(7)	The information herein is based on the Form 3 filed on March 18, 2026 and Form 4 filed on March 23, 2026 by Mr. Rodrigo Barbosa.

(8)	The information herein is based on the Form 3 filed on March 18, 2026 and Form 4/A filed on March 30, 2026 by Mr. Glauber Luvizotto.

(9)	The information herein is based on the Form 3 filed on March 18, 2026 by Mr. Joao Kleber Cardoso.

According to our transfer agent, as of March 27 2026, we had 10,043,134 common shares (representing approximately 12% of our outstanding common shares) held by 15 registered U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

7B. Related Party Transactions

Principal Related Party Transactions

Iraja Royalty Payments

As part of the Apoena Mine transaction with Yamana Gold Inc., or “Yamana,” Mineracao Apoena S.A., or “Apoena,” entered into a royalty agreement, or the “EPP Royalty Agreement,” dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A., or “SBMM,” Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty, or the “Royalty,” that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena, or the “Subject Metals,” sold or deemed to have been sold by or for Apoena. Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall, without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement, or the “Royalty Swap Agreement,” with Iraja Mineracao Ltda., a company beneficially owned or controlled by the chairman of our Board, Paulo Carlos de Brito, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura incurred expenses of the related royalties of US$2.7 million, US$1.9 million and US$ 2.4 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Royalty Agreement for Aura Almas

Through our wholly owned subsidiary Almas, we maintain a royalty agreement with Iraja Mineracao Ltda, a company beneficially owned or controlled by the same controlling group that controls the Company, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of US$8.2 million, US$ 2.6 million and US$ 0.2 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Royalty Agreement for Matupá

Through our wholly owned subsidiary Matupá, we maintain a royalty agreement with Iraja Mineracao Ltda, a company beneficially owned or controlled by the same controlling group that controls the Company, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that commercial production commenced. The subsidiary is currently in care and maintenance.

Other Related Party Transactions

For further information, see note 30 of our audited consolidated financial statements.

7C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS Accounting Standards.

Legal Proceedings

From time to time, we are and may be involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

In 2022, the Quilombola community of Baião in the state of Tocantins made complaints that our gold mining project did not comply with the consultation requirements mandated by ILO Convention 169 (ratified by Brazil in 2004). In December 2022, an investigation by the Tocantins state prosecutor’s office alleged the Company’s failure to engage in proper dialogue with affected communities. The only formally recognized Quilombola community within the legal applicable 10 km radius of the relevant mining project is Lajeado, which was duly consulted in 2011 as part of the project’s licensing process. Notwithstanding, a public civil action was filed in December 2023 by the state prosecutor’s office. In response, we supported the inclusion of all nearby communities, including Baião, in a new consultation process as recommended by INCRA (Instituto Nacional de Colonização e Reforma Agrária). The preliminary injunction to suspend the license was denied at both the first and second judicial instances for lack of evidence. As a result of a conciliation hearing held on March 24, 2025, we formally agreed to all the requests presented by the state prosecutor’s office in view of our Social and Environmental Responsibility Policy. The Company is currently awaiting the conciliation hearing scheduled for May 2026, after which it will proceed with the measures and commitments requested by the public defender’s office.

Our subsidiary, Mineradora Apoena S.A., is a party to a criminal proceeding initiated to investigate an alleged offense against urban planning and cultural heritage, as set forth in Article 63 of the Brazilian Environmental Crimes Law (Law No. 9,605/1998), arising from alleged activities carried out by the Mineradora Apoena S.A. in the vicinity of the Complexo Arqueológico Histórico das Ruínas de São Francisco located in the municipality of Vila Bela da Santíssima Trindade, State of Mato Grosso. Mineradora Apoena S.A. was acquitted by the lower federal court and such acquittal was subsequently upheld on appeal, with the Federal Regional Court of the First Region (Tribunal Regional Federal da 1ª Região) issuing a second-instance decision fully acquitting the Company of the alleged crimes.

Our subsidiary Mineradora Apoena S.A. is a party to the Civil Public Action filed by the Brazilian Federal Public Prosecutor’s Office (“MPF”) with the aim of protecting and restoring the cultural heritage located in the region of the Arraial de São Francisco Xavier Archaeological Site, allegedly impacted by the activities carried out by Mineração Apoena S.A. in the Municipality of Vila Bela da Santíssima Trindade (MT), as a result of mining rights proceedings pending before the National Mining Agency (“ANM”) under No. 860.938/1982. First instance judgement granted the MPF’s claim, ordering Apoena to carry out the necessary measures to restore the original state of the surrounding area of the aforementioned archaeological complex, as well as to pay indemnification due to collective moral damages R$100.000,00. In addition, a preliminary injunction was granted to prohibit Apoena from using the surrounding area of the complex, under penalty of a daily fine. Apoena has filed an appeal which is currently pending judgement before the Federal Regional Court of the First Region (Tribunal Regional Federal da 1ª Região).

Our subsidiary Mineradora Apoena S.A. is a party to the Civil Public Action filed by the National Institute of Historic and Artistic Heritage — IPHAN, claiming the company caused degradation to the Arraial de São Francisco Xavier Archaeological Site, which is undergoing the heritage listing process and is of high historical and scientific relevance. IPHAN argues that the Company built a waste deposit in the area without taking the necessary precautions to protect the archaeological heritage. The preliminary injunction was partially granted to uphold the prohibition on the expansion of the waste deposit and any other interventions beyond the area already in use, in order to prevent impacts on structures identified in the Archaeological Report and/or on others that may not yet have been affected. Plaintiff requests company presents and implements a concrete proposal for the socialization of the São Francisco Xavier archaeological site through the development of a “Management Plan,” enabling the management of the historical-archaeological site with the aim of promoting it. Lawsuit awaits first instance judgement.

No penalties or sanctions have been imposed against us (i) by a court relating to securities legislation or (ii) by a securities regulatory authority, nor have we entered into any settlement agreements (a) before a court relating to securities legislation or (b) with a securities regulatory authority, during our most recently completed fiscal year, nor has a court or regulatory body imposed any other penalties or sanctions against us.

Dividends and Dividend Policy

Our dividend policy, or the “Dividend Policy,” is to declare a quarterly dividend based on 20% of our estimated Adjusted EBITDA less sustaining capital expenditures and exploration capital expenditures, in each case for such quarter, payable as cash dividends to holders of our common shares. We expect to declare and pay dividends four times each year, based on the results for the prior quarter, with a record date that is no less than seven business days after the date of the press release announcing our financial results for each calendar quarter.

However, the declaration of dividends is subject to the discretion of the Board, having regard to the best interests of the Company and the limitations imposed by the solvency tests contained in the Company’s memorandum of association and articles of association and other requirements of applicable corporate law. Nothing in the Dividend Policy shall restrict the discretion of the Board from authorizing sustaining capital expenditures or exploration capital expenditures that the Board deems to be in the best interests of the Company. These expenditures may limit future amounts of dividends payable under the Dividend Policy.

Moreover, our ability to pay dividends may be limited by our subsidiaries’ ability to pay dividends to us. See “Item 3. Key Information—3D. Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.”

There are presently no contractual limitations preventing us from paying dividends nor have governments of the countries in which our subsidiaries operate imposed legal restrictions on dividend distributions, in each case that prevent us from being able to pay dividends consistent with our Dividend Policy.

Although we intend to pay a quarterly dividend based on 20% of our estimated Adjusted EBITDA less sustaining capital expenditures and exploration capital expenditures, we are under no legal obligation to do so. Shareholders have no contractual or other legal right to require us to declare dividends and our Board may determine not to pay dividends, or to amend our Dividend Policy, in its sole discretion. We currently budget our capital expenditures having regard to the dividends we expect to pay under our Dividend Policy. However, the declaration of dividends is subject to the discretion of the Board, having regard to the best interests of the Company and the limitations imposed by our governing documents and applicable corporate law. As part of its determination, the Board must balance the payment of dividends against capital needs, financial leverage and our liquidity. Nothing in the Dividend Policy restricts the discretion of the Board from authorizing sustaining capital expenditures or exploration capital expenditures that the Board deems to be in the best interests of the Company, which may impact our ability to declare and pay dividends in accordance with our Dividend Policy.

Our Dividend Policy is described on our investor relations website at https://www.auraminerals.com/. The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites is not part of, and is not incorporated by reference in, this annual report.

History of Payment of Dividends

The following table summarizes our dividend payments for the periods indicated:

	For the year ended December 31,
	2025	2024	2023
	(in millions of US$, except as otherwise indicated)
Total dividend distributed	115.8	42.7	28.2

8B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

9A. Offer and Listing Details

On July 16, 2025, we completed our U.S. initial public offering of 8,100,510 common shares, at a price of US$24.25 per common share. As part of the offering, the underwriter exercised their option to purchase an additional 1,215,077 common shares. The common shares have been listed on the Nasdaq since July 16, 2025 under the symbol “AUGO.”

Our BDRs (each three BDRs representing one common share of the Company) are listed on the B3 under the ticker symbol “AURA33.”

9B. Plan of Distribution

9C. Markets

Our common shares are listed on the Nasdaq Global Select Market under the ticker symbol “AUGO,” and our BDRs, each three BDRs representing one common share of the Company, are listed on the B3 under the ticker symbol “AURA33.”

9D. Selling Shareholders

Not applicable.

9E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10A. Share Capital

The Company is authorized to issue an unlimited number of common shares. As of March 31, 2026, we had 83,789,223 common shares outstanding, no par value.

On August 11, 2020, we announced that holders as at the close of business on August 20, 2020, or the “Share Record Date,” would receive an additional 14 common shares for each one common share held as of the Share Record Date, or the “Share Split.” In connection with the Share Split, each BDR of the Company was also divided into 15 issued BDRs.

On July 5, 2024, we announced a forward split of our BDRs on the basis of three BDRs for each one BDR then outstanding. Prior to the BDR split, each BDR represented one common share, and following the split, each three BDRs represent one common share.

10B. Memorandum and Articles of Association

We are a British Virgin Islands company incorporated and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law, including the BVI Act.

Our company number in the British Virgin Islands is 1932701. As provided in sub-regulation 4.1 of our memorandum of association, subject to British Virgin Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and, for such purposes, full rights, powers and privileges. Our registered office is at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Below we provide a summary of the important provisions of our memorandum and articles of association. This description is not intended to be exhaustive. It is based on our memorandum and articles of association (which is attached as an exhibit to the annual report), as well as on the legislation and regulations applicable to companies organized under the laws of the British Virgin Islands.

Common shares

Holders of our common shares may freely hold and vote their shares.

The following summarizes the rights of holders of our common shares:

•	each holder of common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

•	the holders of our common shares are entitled to dividends and other distributions as may be declared from time to time by our board of directors; provided that the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due, and pursuant to our memorandum and articles of association, all dividends unclaimed for three years after having been declared may be forfeited by a resolution of directors for the benefit of the Company; and

•	upon our liquidation, dissolution or winding up, the holders of common shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent director would exercise in comparable circumstances.

Our memorandum and articles of association provide that we shall indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings or suits; provided that such persons acted honestly and in good faith with a view to the best interests of the Company and in the case of criminal or administrative proceedings, the person had reasonable grounds to believe their conduct was lawful. We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors, officers, employees, agents or liquidators against any liability asserted against them and incurred by them in that capacity, whether or not we have or would have had the power to indemnify them against the liability as provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands law and our articles of association in relation to our shareholders’ meetings:

•	the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable; provided that at least one meeting of shareholders be held each year;

•	upon the written request of shareholders entitled to exercise 5 (five) percent or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders. Any such request must state the proposed purpose of the meeting. If the directors do not convene a meeting within 21 (twenty-one) days of receiving such request to call a meeting, any shareholder who signed the request may call the meeting;

•	the directors convening a meeting must give notice not less than 21 (twenty-one) days and not more than sixty days (sixty) before the date of the meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in the register of members of our company and are entitled to vote at the meeting, (ii) the other directors, and (iii) the auditor of the Company;

•	a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding all of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than two shareholders entitled to vote on resolutions of shareholders to be considered at the meeting;

•	if within 30 (thirty) minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within 15 (fifteen) minutes from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum, but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

•	a resolution of shareholders is valid (i) if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted, or (ii) if it is a resolution consented to in writing by a majority of the votes of shares entitled to vote thereon; and

•	an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing by a majority of the votes of shares entitled to vote thereon, without the need for any notice, but if any resolution of shareholders is adopted otherwise than by unanimous written consent of all shareholders, a copy of such resolution shall forthwith be sent to all shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which shareholders holding a sufficient number of votes of common shares to constitute a resolution in writing have consented to the resolution by signed counterparts.

Holders whose common shares are registered in the name of DTC or its nominee, which we expect will be the case for the holders of common shares purchased in our U.S. initial public offering, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the common shares.

Compensation of Directors

The compensation of our directors is determined by our Board of Directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands in many respects are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum of association and articles of association that will provide shareholders with rights that, except as described in this annual report, do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances, taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum association or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the bylaws, and the certificate of incorporation also may confer on the directors the right to amend the bylaws. Our memorandum of association may only be amended by a special resolution of shareholders. Our articles of association may be amended by a resolution of directors with such amendment to be approved by the shareholders at the next meeting of the shareholders, save that no amendment may be made by resolution of directors to (a) restrict the rights or powers of the shareholders to amend the memorandum or articles, (b) to change the percentage of shareholders required to pass a special resolution of the shareholders or resolution of the shareholders to amend the memorandum or articles, (c) to increase or decrease the number of directors or the minimum or maximum number of directors, (d) to add, change or remove restriction on the issue, transfer or ownership of shares; (e) to amend the memorandum or articles in circumstances where they cannot be amended by the shareholders.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Similarly, under our articles of association, a resolution of our directors in writing shall be valid only if consented to by all directors or by all members of a committee of directors, as the case may be.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our memorandum and articles of association provide that shareholders may approve corporate matters by way of a resolution consented to at a meeting of shareholders or in writing by a majority of shareholders entitled to vote thereon. Certain matters can only be approved by a special resolution of the shareholders, which requires the affirmative vote of at least two thirds of the votes cast by the shareholders who (being entitled to vote) voted in respect of that resolution, or by a resolution consented to in writing by all the shareholders entitled to vote on such a resolution.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 5% of the voting rights in respect of the matter for which the meeting is requested. Any such request must state the proposed purpose of the meeting.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve the sale of assets only when all or substantially all assets are being sold. In the British Virgin Islands, under section 175 of the BVI Act, shareholder approval is required when more than 50% of the Company’s total assets by value are being disposed of or sold if not made in the usual or regular course of the business carried out by the company. Section 175 of the BVI Act has been disapplied under our memorandum and articles of association; therefore, there is no statutory requirement for shareholder approval. The directors may by resolution of directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by us, but such determination is not automatically conclusive.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if the Company’s assets equal or exceed its liabilities and we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our memorandum and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as described under “— Compulsory Acquisition” below. Moreover, our directors must determine that immediately following the redemption or repurchase we will be able to pay our debts as they become due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under section 176 of the BVI Act, subject to any limitations in a Company’s memorandum or articles, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption, and to be paid the fair value of his shares, as described under “— Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our memorandum of association, we may vary the rights attached to any class of shares only with the consent in writing of holders of not less than 50% of the issued shares of that class and of holders of not less than 50% of the issued shares of any other class which may be adversely affected by such variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our memorandum and articles of association provide that directors may be removed at any time, with or without cause, by a resolution of shareholders or a resolution of directors.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation, a BVI company is required to comply with the provisions of the BVI Act, and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), a list of the names of the company’s directors and records of license fees paid to date, and will also disclose any articles of dissolution, articles of merger and a register of registered charges if such a register has been filed in respect of the company.

A member of a company is entitled, on giving written notice to the company, to inspect:

•	the memorandum and articles;

•	the register of members;

•	the register of directors; and

•	the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records referred to in (a) to (d) above. Subject to the memorandum and articles, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) or (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company is required to keep at the office of its registered agent the memorandum and articles of the company; the register of members maintained or a copy of the register of members; the register of directors or a copy of the register of directors; and copies of all notices and other documents filed by the company in the previous 10 years.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify any changes to the originals of such registers to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within fourteen days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine, the minutes of meetings and resolutions of members and of classes of members; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

A company is further required to:

•	keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine, the records and underlying documentation of the company;

•	retain the records and underlying documentation for a period of at least five years from the date: (i) of completion of the transaction to which the records and underlying documentation relate; or (ii) the company terminates the business relationship to which the records and underlying documentation relate; and

•	provide its registered agent without delay any records and underlying documentation in respect of the company that the registered agent requests pursuant to the entitlement of the company’s registered agent to make such a request where the registered agent is required to do so by the British Virgin Islands Financial Services Commission or any other competent authority in the British Virgin Islands acting pursuant to the exercise of a power under an enactment.

The records and underlying documentation of the company are required to be in such form as:

•	are sufficient to show and explain the company’s transactions; and

•	will, at any time, enable the financial position of the company to be determined with reasonable accuracy.

Where the records and underlying documentation of a company are kept at a place or places other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written:

•	record of the physical address of the place at which the records and underlying documentation are kept; and

•	record of the name of the person who maintains and controls the company’s records and underlying documentation.

Where the place or places at which the records and underlying documentation of the company, or the name of the person who maintains and controls the company’s records and underlying documentation, change, the company must within 14 days of the change, provide:

•	its registered agent with the physical address of the new location of the records and underlying documentation; or

•	the name of the new person who maintains and controls the company’s records and underlying documentation.

For the foregoing purposes:

•	“business relationship” means a continuing arrangement between a company and one or more persons with whom the company engages in business, whether on a one-off, regular or habitual basis; and

•	“records and underlying documentation” includes accounts and records (such as invoices, contracts and similar documents) in relation to: (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the Company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands law and our memorandum and articles of association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf which relate to the transaction, provided that the disinterested directors consent.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the Company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the Company’s memorandum and articles of association, the BVI courts can issue a restraining or compliance order. Shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

Any shareholder of a company may apply to court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the Company’s memorandum and articles of association.

10C. Material Contracts

Except as otherwise disclosed in this annual report (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

10D. Exchange Controls

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders who are not providing services in the BVI.

10E. Taxation

British Virgin Islands Tax Considerations

The following summary contains a general description of certain British Virgin Islands tax consequences of the acquisition, ownership and disposition of common shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold common shares. The general summary is based upon the tax laws of the British Virgin Islands and regulations thereunder as of the date hereof, which are subject to change.

We are not liable to pay any form of corporate taxation in the BVI. All dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI or providing services in the BVI are exempt from all forms of taxation in the BVI. Any capital gains realized with respect to any shares, debt obligations or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition or certain leasing of property in the BVI by us, and in respect of certain transactions relating to shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI, all instruments relating to transfers of property to or by us, all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours, and all instruments relating to other transactions relating to our business, are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders who are not providing services in the BVI.

The foregoing summary assumes that shareholders are not persons resident in the BVI for the purposes of BVI tax law.

As part of broader international tax reform initiatives, the BVI enacted the Economic Substance (Companies and Limited Partnerships) Act 2018 (as amended) (the “ES Act”), which requires BVI companies that carry on certain “relevant activities” to maintain adequate economic substance in the BVI. A failure to comply with the ES Act may have adverse tax consequences for a company or its shareholders in other jurisdictions. We do not currently carry on any “relevant activity” for the purposes of the ES Act.

The BVI has signed an inter-governmental agreement to improve international tax compliance and the exchange of information with the United States (the “U.S. IGA”). The BVI has also signed, along with over 100 other countries, a multilateral competent authority agreement to implement the Organization for Economic Co-Operation and Development (OECD) Standard for Automatic Exchange of Financial Account Information — Common Reporting Standard (the “CRS” and together with the U.S. IGA, “AEOI”).

Amendments have been made to the Mutual Legal Assistance (Tax Matters) Act 2003 and orders have been made pursuant to this statute (the “BVI Legislation”) to give effect to the terms of the U.S. IGA under BVI law. Guidance notes were published by the government of the BVI in March 2015 to provide practical assistance to entities and others affected by the U.S. IGA and the BVI Legislation (the “FATCA Guidance Notes”). Further amendments have been made to the BVI Legislation to give effect to the terms of the CRS, which took effect on January 1, 2016. The implementing legislation makes it clear that the CRS commentary published by the OECD is an integral part of the CRS and applies for the purposes of the automatic exchange of financial account information. Additional guidance was issued by the BVI International Tax Authority (the “ITA”) in October 2016 (as subsequently updated from time to time) to aid with compliance with the BVI legislation relating to CRS (the “CRS Guidance Notes”).

All BVI “Financial Institutions” are required to comply with the registration, due diligence and reporting requirements of the BVI Legislation, except to the extent that they can rely on an exemption that allows them to become a “Non-Reporting Financial Institution” (as defined in the relevant BVI Legislation) with respect to one or more of the AEOI regimes.

We do not believe we are classified as a “Foreign Financial Institution” or “Financial Institution” within the meaning of AEOI and the BVI Legislation. However, if we were to determine that our classification has changed, we may request additional information from any shareholder and its beneficial owners to identify whether shares in the Company are held directly or indirectly by “Reportable Persons” (as defined by AEOI). Information in respect of Reportable Persons would be disclosed to the ITA of the BVI. The ITA in turn is required under AEOI and the BVI Legislation to disclose information in respect of Reportable Persons to the foreign fiscal authorities relevant to such Reportable Persons.

There is no income tax treaty currently in effect between the United States and the BVI.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.

This summary applies only to U.S. Holders (as defined below) that hold our common shares as capital assets for U.S. federal income tax purposes. This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons that acquired our common shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	persons that own or are deemed to own 10 percent or more of our common shares, by vote or value;

•	persons who are former long-term residents of the United States or U.S. expatriates;

•	persons holding our common shares in connection with a trade or business conducted outside of the United States; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of our common shares.

This discussion is based on the U.S. Tax Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our common shares in their particular circumstances.

Taxation of Distributions

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” distributions paid on our common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in our common shares, and then, to the extent such excess amount exceeds such U.S. Holder’s tax basis in our common shares, as long-term or short-term capital gain, depending upon whether the U.S. Holder held our common shares for more than one year as of the time such distribution is actually or constructively received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders are expected to be eligible for taxation as “qualified dividend income” and therefore taxable at rates applicable to long-term capital gains so long as our common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the U.S. Tax Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend.

Sale or Other Disposition of Common Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in our common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules with respect to its subsidiaries, either (i) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For this purpose, subject to certain exceptions, passive income generally includes dividends, interest, certain royalties and rents, and gains from the disposition of passive assets. Cash and cash equivalents are passive assets. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on the market price of our common shares during 2025, the manner in which we currently conduct our business, and the composition of our income and assets, including goodwill, we do not believe we were a PFIC in the prior taxable year ending December 31, 2025. However, because PFIC status for any taxable year is an annual determination that can be made only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (including the value of its goodwill, which may be determined in large part by reference to the market price of our common shares from time to time, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we are a PFIC for any taxable year and any corporate non-U.S. entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder will not receive any proceeds of those distributions or dispositions. In addition, any mark-to-market election (as described below) made for our common shares will not apply to shares of the Lower-tier PFIC. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we were a PFIC for any taxable year during which a U.S. Holder held our common shares (assuming such U.S. Holder has not made a timely mark-to-market or QEF election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Our common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. Nasdaq, on which our common shares are listed, is a qualified exchange for this purpose.

If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of common shares in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election), and any loss in excess of such prior inclusions generally would be treated as capital loss).

In addition, if a company that is a PFIC provides certain information to U.S. investors, a U.S. investor can then avoid certain adverse tax consequences described above by making a “qualified electing fund” election, or QEF Election, to be taxed currently on its pro rata share of the PFIC's ordinary income and net capital gains. However, because we do not intend to provide the information necessary for a U.S. Holder to make a QEF Election, such election will not be available to U.S. Holders.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on Internal Revenue Service Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact, or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under recent Treasury regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the common shares.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Some scientific and technical information contained herein was derived from certain technical reports prepared by qualified persons. In particular:

•	Information relating to the Aranzazu Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary on the Aranzazu Mine, Zacatecas, Mexico,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Aranzazu Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Aranzazu Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Minosa Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, San Andres Mine, Department of Copan, Honduras,” issued March 28, 2025, with an effective date of December 31, 2024, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Minosa Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Minosa Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Apoena Mine is derived from the technical report summary, entitled “Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve,” issued March 28, 2025, with an effective date of October 31, 2023, prepared by Porfirio Cabaleiro Rodriguez, Luiz Eduardo Campos Pignatari, Farshid Ghazanfari, Homero Delboni Junior, and Branca Horta de Almeida Abrantes as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Apoena Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding Apoena Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Almas Mine is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary, Almas Project, Tocantins State, Brazil,” issued March 30, 2026, with an effective date of December 31, 2025, prepared by SLR Consulting (Canada) Ltd. SLR Consulting (Canada) Ltd is the qualified person under S-K 1300. The scientific and technical information related to the Almas Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Almas Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by the qualified person.

•	Information relating to the Matupá Mine is derived from the technical report summary, entitled “Technical Report Summary on the Feasibility Study for the Matupá Gold Project and Initial Assessment for Serrinhas and Pé Quente Targets, Matupá Municipality, Mato Grosso, Brazil,” issued March 25, 2026, with effective dates of August 31, 2022 for the feasibility study and March 3, 2026 for the initial assessment, prepared by F. Ghazanfari. P. Geo. (Aura Minerals), L. Pignatari, P.Eng. (EDEM, Consultants, Brazil), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Matupá Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding Matupá Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Borborema Mine is derived from the technical report summary, entitled “Feasibility Study Technical Report for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil,” issued March 30, 2026, with an effective date of December 31, 2025, prepared by B. Tomaselli B.Sc., FAusIMM (Deswik, Belo Horizonte, Brazil), SRK Consulting (U.S.), Inc., Denver, USA., F. Ghazanfari. P. Geo. (Aura Minerals), and H. Delboni Jr. P.Eng. (Independent Mining Consultant, Brazil) as qualified persons under S-K 1300. Mr. Farshid Ghazanfari is the Geology and Mineral Resources Manager for the Company. The scientific and technical information related to the Borborema Mine contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding Borborema Mine that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Era Dorada Project is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary and Feasibility Study, Era Dorada Gold Project, Jutiapa, Guatemala,” issued December 31, 2025, with an effective date of December 31, 2025, prepared by Ausenco do Brasil Engenharia Ltda., Snowden Optiro and Kirkham Geosystems Ltd. as qualified persons under S-K 1300. The scientific and technical information related to the Era Dorada Project contained in the S-K 1300 Report and reproduced in this annual report has been approved by those qualified persons. All scientific and technical information regarding Era Dorada Project that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by those qualified persons.

•	Information relating to the Mineração Serra Grande is derived from the technical report summary, entitled “S-K 1300 Technical Report Summary – Mineral Resource and Mineral Reserve on Mineração Serra Grande Project – Goiás, Brazil,” issued March 30, 2026, with an effective date of November 30, 2025, prepared by GE21 Consultoria Mineral Ltda. as qualified person under S-K 1300. The scientific and technical information related to Mineração Serra Grande contained in the S-K 1300 Report and reproduced in this annual report has been approved by the qualified person. All scientific and technical information regarding Mineração Serra Grande that is included in this annual report, but not derived from our S-K 1300 Report, has been reviewed and approved by such qualified person.

10H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at https://www.sec.gov, from which you can electronically access this annual report and its materials.

10I. Subsidiary Information

Not applicable.

10J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign exchange rate fluctuations. We may also be exposed to other risks of which we are not currently aware. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign Exchange Rate Risk

Our operations are located in Honduras, Brazil and Mexico. As a result, we are exposed to foreign exchange risk arising from transactions denominated in currencies other than the U.S. dollar. While our revenues are primarily denominated in U.S. dollars, a portion of our operating costs and expenses are denominated in local currencies, principally the Honduran lempira, Brazilian real and Mexican peso.

Our exposure to foreign exchange risk primarily relates to monetary assets and liabilities denominated in currencies other than the U.S. dollar, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

As of December 31, 2025, we held cash and cash equivalents of $286.1 million ($270.2 million in 2024), of which $257.4 million were denominated in U.S. dollars, with the remainder held in various foreign currencies.

A 5% strengthening or weakening of the U.S. dollar against the currencies to which we are exposed would have resulted in an increase or decrease of approximately $1.4 million in our income for the year ended December 31, 2025.

See note 28(b) to our audited consolidated financial statements included elsewhere in this annual report for an analysis of the sensitivity of our profit or loss to changes in foreign exchange rates.

Interest Rate Risk

Our policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of December 31, 2025, we were exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at our subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. Given the limited extent of our variable rate exposure, changes in interest rates are not expected to have a material impact on our results of operations or financial position.

Liquidity Risk

Liquidity risk is the risk that we may not be able to meet our financial obligations as they become due. We manage liquidity risk through ongoing monitoring of cash flows, a disciplined planning and budgeting process and maintaining adequate cash balances and access to financing.

Our objective is to ensure that sufficient liquidity is available to meet our short-term operational requirements and planned capital expenditures for at least the next 12 months.

Further information on liquidity risk is provided in note 28(a) to our audited consolidated financial statements included elsewhere in this annual report.

Credit Risk

Credit risk arises from the possibility that counterparties may fail to fulfill their obligations to us. Our primary exposures are related to cash and cash equivalents held at financial institutions and trade receivables.

We mitigate this risk by maintaining relationships with major financial institutions and by limiting credit exposure to counterparties with strong credit profiles.

With respect to our revenues:

•	For gold sales, we generally receive payment in advance of delivery.

•	For copper and gold concentrate sales from Aranzazu, we sell to a subsidiary of Trafigura Group Pte. Ltd., and receivables are typically collected within a short settlement period.

Based on these factors, we believe our credit risk exposure is low.

Item 12. Description of Securities Other Than Equity Securities

12A. Debt Securities

Not applicable.

12B. Warrants and Rights

Not applicable.

12C. Other Securities

Not applicable.

12D. American Depositary Shares

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, due to the material weaknesses discussed in “Item 3. Key Information—D. Risk Factors—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

Remediation Plan for Material Weaknesses

Following the identification of the material weaknesses, our management, with the oversight of the Audit Committee, has taken action and continues to implement measures to remediate the control deficiencies identified above.

Regarding the GITC deficiencies, we have engaged external consultants to conduct a review of our information technology access controls and segregation of duties across information systems. We are currently in the process of implementing enhanced user access management procedures, which include the elimination of generic user accounts and the establishment of role-based access controls. Furthermore, we are recruiting and training additional personnel with expertise in information technology controls.

To remediate the control deficiencies related to the estimation of asset retirement obligations and depletion, we are enhancing the design and implementation of process-level controls over these areas, including controls over the development, review, and validation of key assumptions, data inputs, and methodologies used in these estimates.

While we are committed to remediating these material weaknesses and have already made progress, we cannot assure you that our remediation efforts will be effective or that additional material weaknesses will not be identified in the future.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

16A. Audit Committee Financial Expert

Our board of directors has determined that each of Stephen Keith, Pedro Turqueto and Bruno Mauad meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that Stephen Keith is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act.

16B. Code of Ethical Conduct

We have adopted a Code of Conduct (the “Code”), applicable to all of our employees, officers and directors. The Code addresses many important matters, including conflict of interests, confidentiality, protection and proper use of corporate assets, competition and fair dealing, dealing with public and government officials, environment and social responsibility and how any employee, officer or director may, on an anonymous basis, report any violations of the Code. No waiver of the Code has ever been requested or granted to an employee, officer or director of the Company. The full text of our Code is attached as Exhibit 11.1 to this annual report.

The Corporate Governance, Compensation and Nominating Committee, reviews, monitors and oversees the disclosure relating to the Code yearly to ensure that it is consistent with current industry trends and standards and ensure that it clearly communicates the Company’s commitment to conduct its business in accordance with all applicable laws, rules and regulations and high ethical and moral standards.

16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Auditores Independentes Ltda. (PCAOB ID 1124), our independent registered public accounting firm, for the periods indicated.

	For the Year Ended December 31,
	2025	2024
	(millions of US$)
Audit fees(1)	1.7	1.7
Tax fees	-	-
All other related fees	-	-
Total	1.7	1.7

(1)	Audit fees for years ended December 31, 2025 and 2024 were related to professional services provided for the interim review procedures and the audit of our audited consolidated financial statements included in our annual reports on Form 20-F for 2025 and in our registration statement on Form F-1 for 2024, or services normally provided in connection with statutory engagements for those fiscal years.

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual audited consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Tax Fees

None.

All Other Fees

None.

Audit and Risk Committee Pre-Approval Policies and Procedures

Our audit committee is responsible for hiring, compensating and supervising the work of our external auditor. All services that our external auditor performs for us have to be authorized by our audit committee before the performance of those services begins. The audit committee obtains a detail of the particular services to be provided and assesses the impact of those services on the external auditor’s independence. In some instances, however, we may use the de minimis exception provided for in the SEC regulations for non-auditing services. In each such instance, we will inform our audit committee regarding, and present for ratification, such services at the next meeting of our audit committee.

16D. Exemptions from the Listing Standards for Audit Committees

None.

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Set forth below, in tabular format, is disclosure on the repurchase of our common shares by us or on our behalf, or by or on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2025:

Shares Purchased by the Company

Period	Total Number of Shares Purchased	Average Price Paid per Share²	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2025	0	0	0	0
February 1 to February 28, 2025	0	0	0	0
March 1 to March 31, 2025	183,250	R$64.9045	183,250	2,078,176
April 1 to April 30, 2025	0	0	0	0
May 1 to May 31, 2025	0	0	0	0
June 1 to June 30, 2025	0	0	0	0
July 1 to July 31, 2025	0	0	0	0
August 1 to August 31, 2025	0	0	0	0
September 1 to September 30, 2025	0	0	0	0
October 1 to October 31, 2025	0	0	0	0
November 1 to November 30, 2025	0	0	0	0
December 1 to December 31, 2025	0	0	0	0
Total	183,250	64.9045	183,250

(1)	On March 24, 2025, the Company announced the renewal of its Normal Course Issuer Bid (NCIB) and concurrent Buyback Program for BDRs. The renewed NCIB allowed the Company to repurchase up to 2.69 million common shares, while the BDR program permitted the repurchase of up to 8.08 million BDRs—each equivalent to one-third of a common share—on the B3.

(2)	R$ per BDR.

16F. Change in Registrant’s Certifying Accountant

None.

16G. Corporate Governance

Foreign Private Issuer Status

We are subject to Nasdaq corporate governance listing standards. As a foreign private issuer, however, the standards applicable to us are considerably different from the standards that apply to U.S. listed companies. Under Nasdaq rules, as a foreign private issuer, we may follow the “home country” practice of the British Virgin Islands, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “Item 6C. Board Practices— Committees of the Board of Directors — Audit Committee”); (b) to provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and Nasdaq corporate governance practice required to be followed by U.S. listed companies.

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the British Virgin Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•	the majority independent director requirement under Section 5605(b)(1) of Nasdaq listing rules;

•	the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee be composed solely of independent directors governed by a compensation committee charter oversee executive compensation;

•	the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee composed solely of independent directors;

•	the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the British Virgin Islands and our governing documents, we are not required to obtain any such approval; and

•	the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

British Virgin Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does British Virgin Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain recommended corporate governance policies and practices, including that (i) our directors are elected for a term of office which ends at the next annual general meeting; (ii) we have established a Corporate Governance, Compensation and Nominating Committee responsible for, among others, identifying candidates, evaluating the effectiveness of the Board, its committee and its directors, monitoring our corporate governance practices and ensuring a comprehensive orientation is received by new directors (see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of Our Board of Directors—Corporate Governance, Compensation and Nominating Committee”); (iii) a majority of the members of our Board are independent directors; (iv) our Board has developed written position descriptions for the Chairman of the Board and the Chair of each Board committee, while the Board and President and CEO have developed a written position description for the President and CEO; (v) we have adopted a code of conduct; (vi) we have an audit committee comprised of independent directors (see “Item 6. Directors, Senior Management and Employees—6C. Board Practices—Committees of Our Board of Directors—Audit Committee”); and (vii) we have a board mandate, which, among others, requires directors to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (see “Item 6. Directors, Senior Management and Employees—6C. Board Practices”).

16H. Mine Safety Disclosure

Not applicable because the Company does not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider Trading Policies

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our common shares by directors, officers and employees, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as Nasdaq listing standards. A copy of our insider trading policy is filed as Exhibit 11.2 to our annual report.

16K. Cybersecurity

Cybersecurity risk management is a core component of our enterprise-wide strategy, policies, standards and processes. Our program is designed to align with industry best practices, including the National Institute of Standards and Technology (NIST) Cybersecurity Framework, and aims to address risks across our organization, including those posed by third-party service providers. We focus on fostering collaboration among departments and utilizing automated tools to mitigate risks such as phishing, malware and spam. These tools filter electronic communications, detecting and quarantining suspicious messages for analysis by our cybersecurity team, which uses third-party databases to assess potential threats. To enhance our capabilities, we rely on third-party provider, which offers preventive and protective solutions, including email filtering, anti-virus support, and vulnerability testing of our systems, hardware and software. We also conduct internal assessments of third-party tools and licenses and analyze regular reports from providers, such as annual vulnerability assessments and Service Organization Control reports (e.g., SOC 1 Type II).

Our board of directors has overall oversight responsibility for our risk management and delegates cybersecurity risk management oversight to a dedicated cybersecurity manager. The audit committee receives regular reports from the cybersecurity manager and from the board of directors, which include among other things, the Company’s cyber risks and threats, the status of projects to strengthen the Company’s information security systems, assessments of the Company’s security program and the emerging threat landscape. Our cybersecurity manager and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of experience.

To further support our cybersecurity goals, we have implemented a security awareness program aimed at educating employees about identifying and mitigating risks. This program includes training, video tutorials and specialized training for certain roles. Employees are also required to participate in periodic data privacy training, emphasizing confidentiality, security and proper responses to unauthorized data access. We have adopted multi-factor authentication (MFA) protocols across core applications, particularly in systems safeguarding financial and patient data. Despite our best efforts, we acknowledge that cybersecurity threats remain a persistent and evolving challenge, and we remain committed to continuously improving our defenses to address these risks effectively.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please refer to “Item 3. Key Information—Risk Factors—Cyberattack, including unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise may adversely affect our business and reputation.”

Part III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Our audited consolidated financial statements are filed as part of this annual report, starting on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Aura Minerals, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)),

2.1*	Description of Securities.

4.1	Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.2#	Trafigura Copper Concentrate Offtake Agreement dated May 21, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.3	English Translation of Indenture dated September 8, 2024 Relating to Second Issuance of Debentures (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.4	English Translation of Amendment No. 1 to Indenture Relating to Second Issuance of Debentures dated September 25 2024 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.5	English Translation of Amendment No. 2 to Indenture Relating to Second Issuance of Debentures dated October 15 2024 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.6	English Translation of Credit Note between Cascar Brasil Mineracao Ltda and Banco Santander (Brasil) S.A., Luxembourg Branch dated September 5, 2023 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.7	English Translation of Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15 2024 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.8	Guarantee between Aura Minerals Inc. and Itau Unibanco S.A. dated January 21, 2025 relating to the Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15, 2024 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

Exhibit Number	Description
4.9	Loan Agreement between Mineracao Apoena S.A. and Banco Bradesco S.A., acting through its Grand Cayman Branch dated December 17, 2024 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.10	English translation of Credit Agreement between Aranzazu Holding S.A. de C.V. and Banco Santander Mexico, S.A., Institucion de Banca Multiple, Grupo Financero Santander Mexico dated August 14, 2024 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.11	Share Purchase Agreement between AngloGold South America Limited, Cascar Do Brasil Mineracao Ltda and Aura Minerals Inc. dated June 2, 2025 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

8.1*	List of subsidiaries.

11.1*	Code of Conduct.

11.2*	Insider Trading Policy.

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1*	Consent of KPMG Auditores Independentes, Independent Registered Public Accounting Firm.

15.2*	Consent of Grant Thornton Auditores Independentes Ltda, Independent Registered Public Accounting Firm.

15.3*	Consent of SLR Consulting (Canada) Ltd

15.4*	Consents of Farshid Ghazanfari

15.5*	Consents of Luiz Eduardo Campos Pignatari

15.6*	Consents of Homero Delboni Jr

15.7*	Consent of Branca Horta de Almeida Abrantes

15.8*	Consent of Bruno Yoshida Tomaselli

15.9*	Consent of SRK Consulting (U.S.), Inc.

15.10*	Consents of Porfirio Cabaleiro Rodriguez

Exhibit Number	Description
15.11*	Consent of Ausenco do Brasil Engenharia Ltda.

15.12*	Consent of GE21 Consultoria Mineral

15.13*	Consent of Snowden Optiro

15.14*	Consent of Kirkham Geosystems Ltd.

96.1	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, Aranzazu Mine, Zacatecas, Mexico (incorporated herein by reference to Exhibit 96.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

96.2*	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil.

96.3	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K1300 Technical Report Summary Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve, Mato Grosso, Brazil (incorporated herein by reference to Exhibit 96.3 to the Amendment No. 2 of the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 9, 2025)).

96.4**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Summary, Almas Project, Tocantins State, Brazil.

96.5**	Technical Report Summary on the Feasibility Study for the Matupá Gold Project and Initial Assessment for Serrinhas and Pé Quente Targets, Matupá Municipality, Mato Grosso, Brazil.

96.6	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, San Andrés Mine, Department of Copán, Honduras (incorporated herein by reference to Exhibit 96.6 to the Amendment No. 1 of the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 9, 2025)).

96.7	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Era Dorada Gold Project, Jutiapa, Guatemala (incorporated herein by reference to Exhibit 96.1 the Company’s Current Report on Form 6-K (File No. 001-42744 filed with the SEC on January 5, 2026)).

96.8**	S-K 1300 Technical Report Summary – Mineral Resource and Mineral Reserve on Mineração Serra Grande Project – Goiás, Brazil.

97.1*	Clawback policy.

101.INS**	Inline XBRL Instance Document.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document.

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

Exhibit Number	Description
104**	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.
**	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURA MINERALS INC.
By:	/s/ Rodrigo Barbosa
	Name:	Rodrigo Barbosa
	Title:	President and CEO

Date: March 31, 2026

Consolidated Financial Statements

As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Aura Minerals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Aura Minerals, Inc. and subsidiaries (“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), other comprehensive income (loss), cash flows and changes in equity for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2024.

Rio de Janeiro, Brazil
March 31, 2026

Report of Independent Registered Public Accounting Firm

Grant Thornton Auditores Independentes Ltda. Av. José de Souza Campos, 507 – 5[o] andar Cambuí, Campinas (SP) T +55 19 2042-1036

Board of Directors and Shareholders of

Aura Minerals Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statement of financial position of Aura Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2023 (not presented herein), the related consolidated statements of income, other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Grant Thornton Auditores Independentes Ltda.

We have served as the Company’s auditor from 2024 to 2025.

Campinas, Brazil

April 14, 2025, except for Note 31, as to which the date is May 21, 2025.

Aura Minerals Inc.

Consolidated Statements of Income (loss)

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except share and per share amounts

	Note	2025	2024	2023
Revenue	20	921,733	594,163	416,894
Cost of goods sold	21	(386,860)	(342,893)	(290,877)
Gross profit		534,873	251,270	126,017

General and administrative expenses	22	(50,052)	(33,273)	(27,211)
Exploration expenses	23	(8,018)	(13,961)	(11,781)
Change in estimate for mine closure and restoration		(489)	1,330	-
Other income (expenses), net	26	(17,447)	(1,267)	660
Operating income		458,867	204,099	87,685

Finance expense	24	(416,085)	(157,782)	(54,004)
Finance income	24	9,091	6,103	4,625
Income before income taxes		51,873	52,420	38,306

Current tax	15	(138,831)	(52,971)	(18,798)
Deferred tax	15	7,618	(29,720)	12,372
Income taxes		(131,213)	(82,691)	(6,426)

(Loss) / Profit for the year		(79,340)	(30,271)	31,880

Weighted average numbers of ordinary shares outstanding
Basic	33	78,251,116	72,204,049	72,128,723
Diluted	33	78,251,116	72,204,049	72,605,064

(Loss) / Profit per share– Basic	33	(1.01)	(0.42)	0.44
(Loss) / Profit per share– Diluted	33	(1.01)	(0.42)	0.44

The accompanying notes form an integral part of these consolidated financial statements.

Aura Minerals Inc.

Consolidated Statements of Other Comprehensive Income (loss)

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars

	2025	2024	2023

(Loss) / Profit for the year	(79,340)	(30,271)	31,880
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in the fair value of cash flow hedge, net of tax	(1,775)	(3,736)	(737)
(Loss) gain on foreign exchange translation of subsidiaries	(1,003)	(483)	180

Items that will not be reclassified to profit or loss:
Change in the fair value of equity investments	3,647	(412)	417
Actuarial loss (gain) on post-employment benefit, net of tax	(324)	(1,271)	580
Other comprehensive (loss) / profit, net of tax	545	(5,902)	440
Total comprehensive loss	(78,795)	(36,173)	32,320

Items above that are stated as net of tax have their taxes disclosed in note 16 (b).

The accompanying notes form an integral part of these consolidated financial statements.

Aura Minerals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars

For the year ended December 31,	Note	2025	2024	2023
Cash flows from operating activities
(Loss) / Profit for the year		(79,340)	(30,271)	31,880
Items adjusting loss of the year	25 (a)	570,757	304,934	103,667
Changes in working capital	25 (b)	(31,240)	(12,342)	2,612
Income tax and social contribution paid		(84,829)	(18,518)	(13,442)
Other current and non-current assets and liabilities	25 (c)	(70,164)	(21,567)	229
Net cash generated by operating activities		305,184	222,236	124,946

Cash flows from investing activities
Purchase of property, plant and equipment	11	(179,434)	(180,577)	(96,094)
Short term investment		-	5,417	600
Acquisition of investment – Bluestone Inc., net of cash acquired	5	(18,538)	(1,244)	-
-Acquisition of investment – Altamira Gold Corp	10	(3,870)	-	(2,167)
Acquisition of investment - Mineração Serra Grande, net of cash acquired	5	(52,135)	-
Cash from acquired subsidiary included in the consolidation	5	-	-	3,727
Net cash used in investing activities		(253,977)	(176,404)	(93,934)

Cash flows from financing activities
Proceeds received from loans and debentures	25 (e)	-	314,345	179,550
Proceeds received from NSR Royalty agreement	14	-	-	21,000
Repayment of loans and debentures	25 (e)	(62,831)	(184,385)	(66,273)
Derivative settlement- debt swap agreements		10,785	2,090	13,430
Derivatives fees	24	-	(13,522)	-
Interest paid on loans and debentures	25 (e)	(47,255)	(36,037)	(25,494)
Payment from liability (NSR agreement)		(3,630)	(2,532)	-
Principal payments of lease liabilities	18 (b)	(12,688)	(13,285)	(13,395)
Interest payments of lease liabilities	18 (b)	(3,294)	(3,917)	-
Repayment of other liabilities	18 (a)	(2,025)	(1,699)	(1,452)
Payment of dividends	28	(115,814)	(42,693)	(28,161)
Acquisition of treasury shares	19	(351)	(13,361)	-
Proceeds from exercise of stock options		199	194	229
Net Proceeds from Nasdaq IPO	19	200,116	-	-
Net cash generated by (used in) financing activities		(36,788)	5,198	79,434

Increase in cash and cash equivalents		14,419	51,030	110,446
Effect of foreign exchange gain (loss) on cash equivalents		1,448	(18,136)	(1,052)
Cash and cash equivalents, beginning of the year		270,189	237,295	127,901
Cash and cash equivalents, end of the year		286,056	270,189	237,295

The accompanying notes form an integral part of these consolidated financial statements.

Aura Minerals Inc.

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

Expressed in thousands of United States dollars

	Note	2025	2024
ASSETS
Current
Cash and cash equivalents	6	286,056	270,189
Restricted cash		3,075	-
Accounts receivables	7	20,073	15,835
Value added taxes and other recoverable taxes	8	37,650	19,901
Inventories	9	115,810	57,943
Derivative financial instruments	27	4,418	-
Other receivables and assets	10	45,404	25,467
Total current		512,486	389,335

Non-current
Value added taxes and other recoverable taxes	8	40,589	40,596
Inventories	9	58,576	19,386
Other receivables and assets	10	16,573	4,943
Property, plant and equipment	11	945,354	610,784
Deferred income tax assets	15	35,418	15,218
Total non-current		1,096,510	690,927

Total assets		1,608,996	1,080,262

LIABILITIES
Current
Trade and other payables	12	189,614	98,067
Derivative financial instruments	26	139,354	19,302
Loans and debentures	13	99,548	82,007
Liability measured at fair value	14	1,012	3,362
Current income tax liabilities	15	66,765	31,618
Current portion of other liabilities	18	18,933	14,190
Provision for mine closure and restoration	16	5,661	-
Liabilities directly associated with assets classified as held for sale		5,367	2,757
Total current		526,254	251,303

Non-current
Loans and debentures	13	311,620	361,097
Liability measured at fair value	14	25,822	14,387
Derivative financial instruments	27	265,343	120,188
Deferred income tax liabilities	15	37,006	31,583
Provision for mine closure and restoration	16	78,070	50,573
Other provisions	17	92,671	17,144
Other liabilities	18	6,473	11,032
Total non-current		817,005	606,004

SHAREHOLDERS’ EQUITY	19
Share capital		834,430	599,200
Contributed surplus		57,757	55,596
Accumulated other comprehensive income		(178)	(723)
Accumulated losses		(626,272)	(431,118)
Total equity		265,737	222,955

Total liabilities and equity		1,608,996	1,080,262

Aura Minerals Inc.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955
Issuance of shares (Bluestone & Nemesia)	2,226,008	35,266	-	-	-	35,266
Issuance of shares - IPO Nasdaq	8,997,644	218,193	-	-	-	218,193
(-) IPO transaction costs	-	(18,077)	-	-	-	(18,077)
Shared based compensation	27,340	199	2,161	-	-	2,360
Cancellation of shares repurchased	(96,141)	(351)	-	-	-	(351)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(1,775)	-	(1,775)
(Loss) on foreign exchange translation of subsidiaries	-	-	-	(1,003)	-	(1,003)
Change in the fair value of equity investment	-	-	-	3,647	-	3,647
Actuarial (loss) on post-employment benefit, net of tax	-	-	-	(324)	-	(324)
Loss for the year	-	-	-	-	(79,340)	(79,340)
Dividends (note 29)	-	-	-	-	(115,814)	(115,814)
At December 31, 2025	83,554,346	834,430	57,757	(178)	(626,272)	265,737

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802
Exercise of options	279,460	262	-	-	-	262
Shared based compensation	-	-	118	-	-	118
Cancellation of shares repurchased	(116,968)	(13,361)	-	-	-	(13,361)
Change in the fair value of cash flow hedge, net of tax	-	-	-	(3,736)	-	(3,736)
(Loss) on foreign exchange translation of subsidiaries	-	-	-	(483)	-	(483)
Change in the fair value of equity investment	-	-	-	(412)	-	(412)
Actuarial (loss) on post-employment benefit, net of tax	-	-	-	(1,271)	-	(1,271)
Loss for the year	-	-	-	-	(30,271)	(30,271)
Dividends (note 29)	-	-	-	-	(42,693)	(42,693)
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2022	71,946,975	611,975	55,286	4,739	(361,873)	310,127
Exercise of options	290,047	324	(95)	-	-	229
Shared based compensation	-	-	287	-	-	287
Change in the fair value of cash flow hedge, net of tax	-	-	-	(737)	-	(737)
Gain on foreign exchange translation of subsidiaries	-	-	-	180	-	180
Change in the fair value of equity investments	-	-	-	417	-	417
Actuarial gain on post-employment benefit, net of tax	-	-	-	580	-	580
Income for the year	-	-	-	-	31,880	31,880
Dividends (note 29)	-	-	-	-	(28,161)	(28,161)
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802

The accompanying notes form an integral part of these consolidated financial statements.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

1           NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). The Company’s common shares are listed on the Nasdaq Global Select Market under the ticker symbol “AUGO” and its Brazilian Depositary Receipts (“BDRs”), with three BDRs representing one common share, are listed on the B3 – Brasil, Bolsa Balcão under the ticker symbol “AURA33”, now backed by common shares traded on Nasdaq following the approval issued by the Brazilian Securities Commission (CVM) on August 29, 2025, which authorized the migration of the reference exchange of the underlying shares from the Toronto Stock Exchange (“TSX”) to Nasdaq. On September 8, 2025, the Company announced that its voluntary delisting from the TSX had been approved by its board of directors and the TSX, with effectiveness as of the close of trading on September 25, 2025. Following the delisting, the Company continues to maintain trading of its common shares and BDRs on Nasdaq and B3 respectively.

Aura’s ultimate controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These consolidated financial statements (the “financial statements”) were approved by the Board of Directors on March 31, 2026.

2           BASIS OF PREPARATION AND PRESENTATION

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards – Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Consolidated Financial Statements have been prepared on a going concern basis using historical cost except for those assets and liabilities that are measured at fair value at the end of each reporting period as explained in Note 3 – Summary of Material Accounting Policies.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a non material service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”), a non material service company in Colombia which has a functional currency of Colombian Pesos (“COP”) and certain non material Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the consolidated financial statements are rounded to the nearest thousand.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

3           SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all years presented unless otherwise stated.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries over which it has control. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control.

Control of a subsidiary is defined to exist when the Company is exposed to variable returns from the involvement with the subsidiary and has the ability to affect those returns through the power over the subsidiary. Specifically, the Company controls a subsidiary if, and only if, all of the following is present: 1) power over the subsidiary (i.e., existing rights that give the Company the current ability to direct the relevant activities of the subsidiary); 2) exposure, or rights, to variable returns from the involvement with the subsidiary; and 3) and the ability to use the power over the subsidiary to affect its returns.

The Company’s operating subsidiaries and subsidiaries with projects under construction or exploration phase are:

•	Minerales de Occidente, S.A. (Honduras) (“Minosa”)

The San Andres open-pit gold mine located in Honduras (the “Minosa Mine”)

•	Mineração Apoena Limitada (Brazil) (“Apoena”)

The Ernesto, Japonês, Lavrinha and Nosde open-pit gold mines, together with the Pau-a-Pique underground gold mine and the São Francisco open-pit gold mine, together (the “Apoena Mine”), with Pau-a-Pique and São Francisco currently under care and maintenance, located in the State of Mato Grosso, Brazil

•	Aranzazu Holding S.A. de C.V. (Mexico) (“Aranzazu”)

The Aranzazu underground mine located in Mexico (the “Aranzazu Mine”), which produces copper concentrate

•	Aura Almas Mineração S.A. (Brazil) (“Almas”)

The Almas open-pit gold mine located in the State of Tocantins, Brazil (the “Almas Mine”)

•	Mineração Serra Grande S.A. (“MSG”)

The Serra Grande underground gold mine located in Crixás, Goiás, Brazil (the “Serra Grande Mine”)

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

•	Cascar do Brasil Mineração Ltda. (Brazil) (“Cascar”)

The Borborema open-pit gold mine located in the State of Rio Grande do Norte, Brazil (the “Borborema Mine”)

•	Elevar Resources S.A. (“Era Dorada”)

The Era Dorada gold project located in Guatemala (the “Era Dorada Project”), currently under development

•	Aura Matupa Mineração Ltda. (Brazil) (“Matupá”)

The Matupa gold project located in the State of Mato Grosso, Brazil

•	Aura Carajás Mineração Ltda. (“Carajás Project”)

The Carajás copper project located in the State of Pará, Brazil

•	Aura Toldafria Ltda. Surcusal Colombia (Colombia) (“Toldafria”)

The Tolda Fria gold project located in the State of Caldas, Colombia

(b)	Segment reporting

An operating segment is a component of an entity (i) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), (ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available. The Company’s Reportable segments are identified as: The Minosa Mine, the Apoena Mine, the Aranzazu Mine, the Almas Mine, the Borborema Mine and the Serra Grande Mine.

(c)	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). These consolidated financial statements are presented in United States dollars, which is also the functional currency of the subsidiaries with mine operations and corporate.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Translation of subsidiary results into the presentation currency

The results and financial position of all the Company’s subsidiaries with functional currencies different from the presentation currency (none of which has the currency of a hyperinflationary economy), mainly service subsidiaries and other non-operating entities, are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;
•	Income and expenses for each statement of income (loss) are translated at quarterly average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and
•	All resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, such exchange differences are recognized in the statement of income (loss) as part of the gain or loss on sale of investments.

(d)	Revenue recognition

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer;
•	Identify the separate performance obligations in the contract from transferring the distinct good or service;
•	Determine the transaction price for consideration of transferring the good or service;
•	Allocate the transaction price to the separate performance obligations identified;
•	Recognize revenue when each separate performance obligation is satisfied;

Revenue from sales is recognized when control of a good is transferred to the buyer. Given the diverse shipping terms associated with Company´s sales, revenue may be recognized when: (i) the gold is available at the loading port; or (ii) the gold is settled from the refinery; or (iii) the gold leaves the refinery to the customer´s warehouse.

Under the terms of concentrate sales contracts with independent smelting companies, copper and gold concentrate sales prices are provisionally set on a specified future date after shipment based on market prices. The Company records revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper concentrate prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are classified as provisional price adjustments and included in revenue in the consolidated statement of income (loss) and presented separately in note 20 of these consolidated financial statements.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

(e)	Taxation

Tax expense comprises both current and deferred tax expense for the year. Tax expense is recognized in the consolidated statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

Current income tax expense is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted at the consolidated statements of financial position date in the countries where the Company operates. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Income tax expense includes the cost of special mining taxes payable to governments that are calculated based on a percentage of adjusted taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the consolidated statements of financial position date and are expected to apply when the related deferred income tax assets and liability is settled. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to recognize those temporary differences and losses.

(f)	Leases arrangements

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is amortized over the shorter of the asset’s useful life or the lease term on a straight-line basis. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the arrangement. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

(g)	Impairment and reversal of impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. The reversal amount should not be higher than its recoverable amount and the book value that would be determined if an impairment loss had not been recognized.

(h)	Inventory

Finished product inventory and work-in-process inventory, which includes leach pad and ore stockpile inventory, are valued at the lower of average cost and net realizable value. Finished product inventory consists of finished gold products and metals in concentrate. Work-in-process inventory represents inventory in-circuit at the Company’s process plants and leach pads. Stockpile inventory represents ore stacked on leach pads and in stockpiles. The cost of work-in-process and finished product inventories includes mining costs, direct labor, operating materials and supplies, applicable haulage and transportation charges, and an applicable portion of operating overhead, including depreciation. Net realizable value is the expected selling price for the finished product less the estimated costs to get the product into salable form and to the selling location.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Parts and supplies inventory consist of consumables and is valued at weighted average cost.

For inventory which has been written down to net realizable value, if subsequent assessments conclude that the circumstances causing the write down no longer exist or when there is clear evidence of an increase in net realizable value due to a change in economic circumstances, the write down is reversed appropriately, limited to the original cost or the net realizable value.

(i)	Property, plant and equipment

Property, plant and equipment items are initially recognized at cost at the time of construction, purchase, or acquisition, and are subsequently measured at cost less accumulated depreciation and impairment. Cost includes all costs required to bring the item into its intended use by the Company.

Costs incurred for major overhauls of existing equipment are capitalized as plant and equipment and are subject to depreciation once they are commissioned. The costs of routine maintenance and repairs are expensed as incurred.

Assets under construction are capitalized until the asset is available for its intended use. The cost of the asset under construction comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Assets under construction amounts are presented as a separate asset within Property, Plant and Equipment. Assets under construction are not amortized and the amortization commences once the asset is complete and available for use.

Depreciation

Plant and equipment is depreciated using the straight line or units of production (UOP) methods over the life of the mine, or over the remaining useful life of the asset, if shorter. Land is not depreciated. The following depreciation rates are used by the Company:

Major class of assets	Depreciation Method	Depreciation Rate
Vehicles	Straight-Line	3-5 years
Machinery and equipment	Straight-Line/UOP	3-11 years
Mobile mining equipment	Straight-Line/UOP	3-8 years
Furniture and fixtures	Straight-Line	4-11 years
Building	Straight-Line/UOP	3-11 years
Plant	Straight-Line/UOP	3-11 years

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Residual values and useful lives are reviewed on an annual basis and adjusted, if necessary, on a prospective basis.

Once a mining operation has achieved commercial production, capitalized mineral property expenditures are depreciated on a UOP basis whereby the denominator is the proven and probable mineral reserves and a portion of measured and indicated mineral resources that are reasonably expected to be converted into proven and probable mineral reserves.

Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, expenditures arising from property acquisitions and related plant and equipment. Upon disposal or abandonment, the carrying amounts of mining interests are derecognized and any associated gains or losses are recognized in the consolidated statement of income (loss).

Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical feasibility and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. In accordance with the Company´s policy, once the technical feasibility and commercial viability of a project has been demonstrated with a prefeasibility study, the Company accounts for future expenditures incurred in the development of that project as mineral properties.

Commercial Production stage

A mine that is under construction is determined to enter the commercial production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

In accordance with the Company´s accounting policy, when a mine construction project moves into the commercial production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization. The Company recognizes the proceeds from the sale of minerals sold during the development phase of their mines and the cost of producing it in the consolidated statement of income (loss).

Mineral properties

Mineral properties generally consist of the following: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; capitalized exploration and evaluation costs; underground mine development costs; open pit mine development costs; and capitalized interest.

Mineral properties acquired through business combinations are recognized at fair value on the acquisition date. The fair value is an estimate of the proven and probable mineral reserves, mineral resources, and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is amortized on a UOP basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to amortization until the resources become probable of economic extraction in the future.

At the Company’s underground mining operations, development costs are incurred to build new shafts, drifts, and ramps that will enable the Company to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs are amortized on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction.

At the Company’s open pit mining operations, it is necessary to remove overburden and other waste materials to access ore bodies from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as “stripping”. Stripping costs which are incurred to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs. Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the relevant period. Such costs are capitalized to the extent that these costs relate to anticipated future benefits and represent a betterment. Waste removal which relates to current production activities and does not give rise to a future benefit is accounted for as a production cost in the period in which it is incurred and is included in the cost of inventory.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Capitalized open pit mine development costs are amortized on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

(j)	Asset acquisition

If an acquisition of an asset or group of assets does not meet the definition of a business, the transaction is accounted for as an asset acquisition. An asset acquisition triggers the initial recognition of assets acquired and may include liabilities assumed and may or may not involve the acquisition of one or more legal entities and are usually acquired through an exchange transaction, which can be a monetary or a non-monetary exchange.

The Company recognizes acquisition of assets by remeasuring the previously held equity interest to fair value at the date on which the Company obtains control and recognizes any resulting gain or loss in profit or loss or OCI as appropriate.

(k)	Business combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value. Acquisition-related costs are expensed as incurred and recorded in administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument, is measured at fair value with the changes in fair value recognized in the Consolidated Statements of Income (loss).

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the Consolidated Statements of Income (loss).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

(l)	Borrowing costs

Borrowing costs of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to become ready for its intended use) are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when costs are incurred, and activities are undertaken to prepare the asset for its intended use and ceases when the asset is substantially complete or commissioned for use. Once the identified asset is substantially complete, the attributable borrowing costs are amortized over the useful life of the related asset that are usually classified as plant, property & equipment. All other borrowing costs are expensed in the period they occur.

(m)	Royalties

Certain of the Company properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty the Company pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices (otherwise known as Gross Proceeds) less third-party smelting, refining, brokerage and transportation costs. Royalty expense is recorded on completion of sales process in cost of sales.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

(n)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial Assets

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through Other Comprehensive Income (“OCI”), or fair value through profit or loss.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient for contracts that have a maturity of one year or less, are measured at the transaction price.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortized cost (debt instruments)
●	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)
●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)
●	Financial assets at fair value through profit or loss.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognized as part of finance income in the consolidated statement of income (loss). Gains and losses are recognized in the consolidated statement of income (loss) when the asset is derecognized, modified or impaired.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

The Company’s financial assets at amortized cost include:

●	Cash and cash equivalents;
●	trade receivables, and
●	other receivables.

Trade and other receivables are amounts due from customers and others in the normal course of business. If collection is expected in one year or less, they are classified as current assets; if not, they are presented as noncurrent assets and discounted, accordingly. Additionally, trade and other receivables are valued at amortized cost.

Trade receivables, except those provisionally priced and other receivables, are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. The Company notes that such receivables arise when ore that has been produced has been shipped to the buyer in accordance with the applicable agreement.

Financial assets at fair value through profit or loss include financial assets held for trading (e.g., derivative instruments), financial assets designated upon initial recognition at fair value through profit or loss (e.g., debt or equity instruments), or financial assets required to be measured at fair value (i.e., where they fail the SPPI test). The Company does not have financial assets classified as held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Rather, the Company’s financial assets at fair value through profit or loss include:

●	Derivatives financial instruments, and
●	Accounts receivables (Other receivables)

The SPPI test for financial assets is applicable to the Company’s trade receivables subject to provisional pricing. These receivables relate to sales contracts where the selling price is determined after delivery to the customer, based on the market price at the relevant quoted price stipulated in the contract. This exposure to the commodity price causes such trade receivables to fail the SPPI test. As a result, these receivables are measured at fair value through profit or loss from the date of recognition of the corresponding sale, with subsequent movements being recognized in “revenue” on provisionally priced trade receivables in the consolidated statement of income (loss).

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in profit or loss.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired, or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

ii.	Financial Liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include:

●	Trade and other payables
●	Loans and debentures
●	Liability measured at fair value
●	Derivative financial instruments and,
●	Other liabilities

Trade payables represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Loans and debentures are initially recognized at fair value, net of transaction costs incurred. Loans and debentures are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and debentures are de-recognized when the obligation specified in the agreement is discharged, canceled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

The Company has a loan that contains an embedded derivative that is a component of a hybrid contract that also includes a non-derivative host. This embedded derivative causes the interest rate to be modified according to a commodity price. The Company records the embedded derivative that requires bifurcation from the host contract and is subject to valuation at subsequent reporting periods with change in fair value recorded in the income statement. The principal amount is measured at amortized cost and the interest at fair value.

The Company has a contract that was recognized as a liability measured at fair value through profit or loss. This financial liability contains more than one embedded derivative that significantly modify the cash flows that would be required by the contract and is being separately accounted for if the fair value option was not elected. As such, management designated it as fair value through profit or loss.

The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss and will be transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss.

The Company determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the instrument.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

iii.	Derivative financial instruments and hedging activities

Derivatives are recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method for recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument in cases where hedge accounting is adopted. If this is the case, the method depends on the nature of the item/object that is being hedged. The Company adopts hedge accounting and designates certain derivatives as:

●	hedging the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);
●	hedge of a specific risk associated with a recognized asset or liability or a highly probable forecasted transaction (cash flow hedge); or
●	hedge of a net investment in a foreign operation (net investment hedge).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions.

In these consolidated financial statements, the Company has adopted hedge accounting for cash flow hedge, with the other types of hedge accounting not existing.

The fair values of the various derivative instruments used for hedging purposes are disclosed in Note 27(a).

(a)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity within “Other comprehensive income”. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statements of Income (loss), under “Other finance costs”.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss as follows:

●	Gains or losses related to the effective portion of interest rate swaps hedging variable rate borrowings are recognized in the consolidated statement of income (loss) as interest expense at the same time as interest expense on the hedged borrowings.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

iv.	Hedge ineffectiveness

Hedge ineffectiveness is determined at the inception of the hedging relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and the hedging instrument.

The Company enters into interest rate swaps with critical terms that are similar to the hedged item, such as reference rate, reset dates, payment dates, maturities and reference value.

The ineffectiveness of the interest rate swap hedge may occur due to:

●	the credit value/debit value adjustment on interest rate swaps that is not matched by the loan; and
●	differences in the essential terms between the interest rate swaps and the loans.

(o)	Provisions

Provisions are recognized when the Company or its subsidiaries has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for legal claims are recognized in the consolidated financial statements, if estimable and probable, and are disclosed in notes to the financial statements unless their occurrence is remote.

Contingent assets are not recognized in the consolidated financial statements, unless the inflow of the economic benefit is virtually certain, but are disclosed in the notes if their recovery is probable.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

(p)	Mine closure and restoration

Provisions for mine closure and restoration are made in respect of the estimated future costs of closure and restoration and for environmental remediation costs (which include such costs as dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental damage occurs. The provision is discounted using a pre-tax rate and the accretion is included in finance costs. At the time of establishing the provision, the net present value of the obligation is capitalized as part of the cost of mineral properties. The provision is reviewed on an annual basis for changes in cost estimates, discount rates, inflation and timing of settlement. The net present value of changes in cost estimates of the mine closure and restoration obligations are capitalized to mineral properties.

Restoration activities will occur primarily upon closure of a mine but can occur from time to time throughout the life of the mine. As restoration projects are undertaken, their costs are charged against the provision as the costs are incurred.

(q)	Long-term employee benefits

Certain long-term employee benefits are specifically payable when employment is terminated. The expected costs of these benefits are accrued in the period of employment. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income (loss) in the period in which they arise. These obligations are supported annually by external qualified actuaries.

(r)	Share-based payments

The Company has share-based compensation plans, including stock options and Restricted Share Units (“RSUs”), under which employees render services in exchange for equity instruments of the Company.

The fair value of the employee services received in exchange for the equity-settled share-based payment arrangements is recognized as an expense over the vesting period. The total amount to be recognized is based on the fair value of the equity instruments granted at the grant date.

For stock option plans, the fair value is measured at the grant date using the Black-Scholes option pricing model. For RSUs, the fair value corresponds to the market price of the Company’s common shares at the grant date, adjusted, when applicable, for features such as dividend equivalents credited during the vesting period.

The total amount to be expensed is determined with reference to the fair value of the options granted:

•	Including any market performance conditions; and
•	Excluding the impact of any service and non-market performance vesting conditions, such as profitability, sales growth targets, and remaining an employee of the entity over a specific time period.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each statement of financial position date and the difference is charged or credited to the consolidated statements of income with the corresponding adjustment to equity.

RSUs granted by the Company do not have an exercise price and vest solely based on service conditions. Each vested RSU entitles the holder to receive one common share of the Company. Dividend equivalents accrued during the vesting period are credited as additional RSUs and are subject to the same vesting conditions as the underlying awards.

At settlement, RSUs are normally settled through the issuance of common shares. When equity instruments are issued, the amounts previously recognized in equity are transferred within equity, and any proceeds received, net of directly attributable transaction costs, are credited to equity. If, exceptionally, the Company elects to settle vested RSUs in cash, the cash payment is accounted for as a deduction from equity, reflecting a repurchase of equity instruments, unless the amount paid exceeds the fair value of the equity instruments at the settlement date, in which case the excess is recognized as an expense.

(s)	Share capital

Common shares issued by the Company are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized in equity, net of tax, as a deduction from the share proceeds.

(t)	Earnings per share

(i)	Basic earnings per share

The calculation of basic earnings per share has been based on the profit, attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all potentially dilutive ordinary shares.

(u)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

(v)	Accounting standards issued but not yet effective

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.
-	Management defined performance measures (“MPMs”) are disclosure in a single note in the financial statements.
-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company´s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standards are not expected to have a significant impact on the Company´s consolidated financial statements.

-	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7).
-	Subsidiaries without Public Accountability: Disclosures (IFRS 19) - As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

(w)	New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2025. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Lack of Exchangeability (Amendment to IAS 21) - For annual reporting periods beginning on or after 1 January 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments did not have a material impact on the Company’s financial statements.

4           SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Determination of Life of Mine (LOM) Plans and ore reserves and resources

Estimates of the quantities of ore reserves and resources form the basis for our LOM plans, which are used for several important business and accounting purposes, including: the calculation of depletion expense; the capitalization of production phase stripping costs for forecasting the timing of the payment of mine closure and restoration costs and for the assessment of impairment charges and the carrying values of assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities.

The Company determines mineral resources and reserves under the principles incorporated in the Canadian Institute of Mining, Metallurgy and Petroleum standards for mineral reserves and resources, known as the CIM Standards. The information is regularly compiled by qualified person.

There are numerous uncertainties inherent in estimating mineral resources and reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in a revision of the estimated life of mine and related reserves.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation of inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize an adjustment on the net realizable value on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Provisions for mine closure and restoration

The amounts recorded for mine closure and restoration obligations are based on estimates prepared by management environmental specialists, engaged in the jurisdictions in which the Company operates or by environmental specialists within the Company. These estimates are based on remediation activities that are required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption on the rate at which the costs may inflate in future periods. Actual results could differ from these estimates. The estimates on which these fair values are calculated require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Recoverability of deferred tax assets

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position. An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income.

Judgement is required to continually assess changes in tax interpretations, regulations and legislation, and make estimates about future taxable profits, to ensure deferred tax assets are recoverable.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment in selecting various methods and making assumptions that are based primarily on market conditions existing at the reporting date. The Company has calculated the fair value of various financial assets and liabilities at fair value through other comprehensive income and through profit & loss, which are not traded in active markets.

The derivative financial instruments were evaluated using the curves and market prices that impact each instrument on the calculation dates and uses the Company´s management judgment in selecting various methods and making assumptions, such as the commodity options. For swaps, the present value of the paying and receiving amounts are estimated by discounting the cash flows by the interest rates in the corresponding currencies. The fair value is obtained by the difference between the present value of the paying and receiving amounts of the swap in the reference currency.

Declaration of Commercial Production in Borborema

In September 2025, the Company announced that the Borborema Project had reached commercial production status. This conclusion was based on management’s assessment of several factors, including: (1) the level of capital expenditures incurred compared to construction cost estimates; (2) the completion of a reasonable period of testing of plant and equipment; (3) the ability to produce minerals in saleable form meeting required specifications; and (4) the ability to sustain ongoing production of minerals at stable levels.

Upon achieving commercial production, the capitalization of development and commissioning costs ceases, and subsequent costs are either capitalized to inventory or recognized in profit or loss, except for capitalizable expenditures relating to property, plant and equipment additions or improvements, open pit stripping activities that provide future economic benefit, underground mine development, or other expenditures that meet the criteria for capitalization in accordance with the Company’s accounting policies. Revenues and related costs associated with minerals produced and sold during the commissioning phase continue to be recognized in the Consolidated Statements of Income (loss).

Business combination - Acquisition of Mineração Serra Grande S.A. (“MSG”)

The acquisition of MSG was accounted for as a business combination. Significant judgment and estimates were required in determining the fair values of identifiable assets acquired and liabilities assumed at the acquisition date.

The transaction also included deferred consideration in the form of a 3% net smelter returns (“NSR”) participation over the currently identified mineral resources and reserves. The NSR liability was initially recognized at fair value using valuation techniques that require assumptions related to forecast production, commodity prices, operating costs and discount rates. Changes in these assumptions could materially impact the measurement of the NSR liability.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

5           ACQUISITIONS

(a)	Investment in Joint Venture (“Borborema Inc”)

The carrying amount of equity-accounted investment in the Joint Venture in Borborema Inc has changed as follows in the year ended December 31, 2023:

2023
Balance at the beginning of the year	54,353
Loss for the year	(1,894)
Joint Venture acquisition	-
Investment included in the consolidation (acquisition of control)	(52,459)
Balance at the end of the year	-

On September 21, 2022, the Company concluded the acquisition of 100% of outstanding shares of Big River Gold Limited (“Big River”) through its recently created entity Borborema Inc (“Borborema” or “JV Company”). As part of the acquisition of Big River, Dundee Resources Limited (“Dundee”) has received 20% of the outstanding shares of Borborema in compensation for its previously owned shares of Big River (“project”), thus establishing the JV Company. After the conclusion of the acquisition, Aura and Dundee were the only shareholders of 80% and 20%, respectively of the issued and outstanding shares of the joint venture Borborema Inc, which is the indirect owner of all the rights, titles and interests in Big River. At this point, Borborema was accounted for as a joint venture in the Company’s financial statements, since according to the Shareholders’ Agreement, decision making was equally divided among the Company and Dundee.

On August 29, 2023, the Company and Dundee Resources Limited entered into a Transfer of interest and Borborema shareholder agreement termination agreement (“Borborema agreement”). The Borborema agreement states that Dundee desired to exit the Borborema joint venture and agreed to sell, transfer and otherwise convey all of their shares in the capital of the JV Company to Aura in exchange for the granting of a net smelter returns royalty under a Royalty agreement.

On the same day, Dundee transferred to Aura all of Dundee’ rights, titles and interests in consideration of Aura causing the JV Company and Aura to grant the Royalty Agreement that will be applicable, if the project declares commercial production, as follows:

(i) 1.5% of the Net Smelter Returns for each such calendar quarter in respect of the first 1,500,000 ounces of gold produced and sold; and (ii) 1% of the Net Smelter Returns for each such calendar quarter in respect of which an additional 500,000 ounces of gold are produced and sold after the initial 1,500,000 ounces of gold has been produced and sold. Once 2,000,000 ounces of gold are produced and sold, the Royalty shall be extinguished and be of no further force or effect.

Upon acquisition of the additional 20% interest from Dundee, the Company began consolidating Borborema Inc in its financial statements.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Management has treated this transaction as an asset acquisition, given that Borborema Inc. has a high concentration (more than 95%) in the mineral properties asset and also concluded that there was a change in the fair value of the asset since its initial acquisition, mainly related to the completion of the feasibility study of the project and the advancement in permits required to the execution of the project, and therefore a gain related to the revaluation of the investment of $5,505 in 2023 was recognized as “Other income (expenses), net”. From the agreement date, Borborema Inc. became a subsidiary of Aura and since that date is being consolidated in the financial statements. Until the date of the acquisition of control, the Company had recorded the total amount of ($1,894) of equity method loss, also as “Other income (expenses), net”.

The consolidated financial statements of Borborema Inc. as of the date of acquisition, that was consolidated at the Company´s consolidated financial statements included $3,727 of cash and cash equivalent, $54,054 of Minerals properties (Note 11) and other immaterial assets and liabilities.

(b)	Asset acquisition– Bluestone Resources (“Bluestone”)

In December 2024, the Company acquired, 5,500,000 shares of Bluestone, representing 3.62% of its total shares, for a total consideration of $1,327. The acquisition was measured based on the quoted market price of Bluestone’s shares on the Canadian stock exchange at the acquisition date and was recorded as an investment under other non-current assets (see Note 10).

On January 13, 2025, Aura completed the acquisition of control of Bluestone, acquiring all remaining 96.38% shares for an additional amount of $40,299 as follows:

- Cash Consideration = $18,342 (equivalent to C$26,255)

- Non-Cash Consideration = $12,503

Aura issued 1,007,186 common shares to Bluestone´s former shareholders (0.0183 common shares of Aura for each Bluestone Share held). The shares were measured based on the quoted market price of Aura’s shares on the Canadian stock exchange at the acquisition date.

- Contingent Value Rights (CVRs) = $9,120 (C$13,111) (note 17)

The fair value of the CVRs was determined based on three fixed annual payments, contingent upon the achievement of commercial production, defined as when either: (i) Aura announces that commercial production at Era Dorada Project has been achieved, or (ii) it has operated for 90 consecutive days with 80% or more of used capacity.

The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. This model incorporated management’s current estimates of the probability of achieving commercial production, the expected timing of it and the contractual payout structure. The expected payments were discounted to present value using a 7.4% discount rate.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

- Capitalized Acquisition Costs = $334

These costs, consisting of legal and consulting fees paid in January 2025, were capitalized as part of the investment.

Upon the closing of the transaction, Bluestone's assets primarily consisted of mineral properties. Given that Bluestone did not have processes capable of generating outputs, it did not meet the definition of a business. As a result, the transaction has been treated as an asset acquisition.

The table below summarizes the financial information of the investment as of January 13, 2025 (acquisition date):

		Fair value recognized on acquisition
Assets acquired	Cash and cash equivalents	138
	Other assets	687
	Property, plant and equipment (Note 11)	75,221

Liabilities assumed	Trade and other payables	761
	Other liabilities	2,954
	Loans and debentures	19,900
	Provision for mine closure and restoration	9,668
	Deferred income tax liabilities	1,137

Net assets		41,626

(c)	Mineração Serra Grande S.A. (“MSG”) – Business Combination

On December 1, 2025, Aura Minerals Inc., through its wholly owned subsidiary, Aura Minerais Participações Ltda. (“AMP”), acquired 100% of the outstanding shares of Mineração Serra Grande S.A. (“MSG”), the owner and operator of the Serra Grande gold mine located in Crixás, Goiás, Brazil. The transaction was accounted for as a business combination. The acquisition of MSG is aligned with Aura’s strategy to expand its operational platform in the Americas and increase its annual gold and gold equivalent production through acquiring assets with potential to yield high returns to its shareholders.

The consideration transferred by Aura´s subsidiary, AMP, comprised an upfront cash payment of $72,841 paid at closing, subject to closing adjustments as per the Share Purchase Agreement (“SPA”). In addition, the consideration includes deferred consideration in the form of a 3% net smelter returns (“NSR”) participation over the currently identified mineral resource of MSG, inclusive of mineral reserves, payable on a quarterly basis. The deferred consideration was recognized at its fair value as of the acquisition date.

The identifiable assets acquired and liabilities assumed were recognized and measured at their respective fair values as of the acquisition date. Management performed a purchase price allocation to allocate the consideration transferred to the identifiable assets acquired and liabilities assumed based on their respective fair values as of the acquisition date.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Mineração Serra Grande as at the date of acquisition were:

Fair value recognized on acquisition
ASSETS
Cash and cash equivalents	20,706
Accounts receivables	13
Value added taxes and other recoverable taxes	14,551
Inventories (a)	23,144
Other receivables and assets	6,795
Property, plant and equipment (b)	142,846
Deferred income tax assets	7,362
215,417
LIABILITIES
Trade and other payables	67,710
Other liabilities	3,186
Provision for mine closure and restoration	10,035
Other provisions	38,002
118,933
Total identifiable net assets at fair value	96,484

Purchase consideration transferred	96,484

(a)	The fair value of inventories acquired amounted to $23,144 at the acquisition date, based on management’s assessment of the nature and condition of the inventories, including finished goods and work in process, estimated costs to complete, and current market conditions.
(b)	The fair value of Property, plant and equipment acquired amounted to $142,846 at the acquisition date, based on management’s assessment of the physical condition of the assets, their remaining useful lives, and current market condition.

The purchase price allocation remains provisional in respect of certain legal and regulatory contingencies for which the Company has not yet completed its assessment of whether a present obligation exists as of the acquisition date. The Company continues to evaluate information obtained subsequent to the acquisition to determine the appropriate measurement of these items. Adjustments to provisional amounts in the acquisition accounting, if any, will be recognized during the measurement period.

Purchase consideration

The consideration transferred for the acquisition of MSG was measured at fair value as of the acquisition date and comprised an upfront cash payment made at closing, together with contingent consideration in the form of a net smelter returns (“NSR”) royalty arrangement.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Consideration paid in cash

The consideration paid in cash for the acquisition of MSG was measured at fair value as of the acquisition date and consisted of a cash payment of $72,841 paid to the sellers at the closing date of the transaction.

The amount paid at the closing date of the transaction was determined in accordance with the SPA and reflected the agreed base purchase price of $76,000, adjusted for estimated cash, third-party indebtedness, intra-group receivables and payables, as notified by the seller prior to closing date.

The SPA also provides for a post-closing purchase consideration for the consideration paid in cash based on the final amount of cash balance, indebtedness, intra-group balances and working capital at the closing date of the transaction, with any differences from the estimated amounts and the base working capital resulting in a corresponding adjustment to the consideration.

Contingent consideration – Net Smelter Returns (NSR)

In addition to the cash consideration, the acquisition agreement provides for variable consideration in the form of a net smelter returns (“NSR”). Under the agreement, the Company is required to pay an amount equivalent to 3% of the Net Smelter Returns, calculated and payable on a quarterly basis, based on revenues from the sale of gold produced from the identified mineral resource base acquired in the transaction.

At the acquisition date, the NSR deferred consideration was initially recognized at fair value in the amount of $23,643. The fair value was determined using an income approach based on a discounted cash flow model, which estimates the expected future royalty payments over the life of the identified mineral resources and reserves. The valuation was based on management’s production forecasts and mine plan assumptions, commodity price forecasts, estimated contractual deductions, and a discount rate reflecting current market conditions and the risks associated with the underlying cash flows. The fair value represents the present value of expected future payments to be made under the agreement.

Acquisition-related costs

Acquisition-related costs of $2,287, consisting primarily of legal, advisory, valuation and due diligence fees, were expensed as incurred and recognized in general and administrative expenses in the Consolidated Statement of income (loss).

Cash flow impact

The net cash outflow related to the acquisition, as presented in the consolidated statement of cash flows, amounted to $52,135, representing the cash consideration paid of $72,841 net of cash and cash equivalents acquired of $20,706.

Impact on consolidated results

From the acquisition date to December 31, 2025, MSG contributed revenues of $20,238 and profit of $4,409 to the Company’s consolidated statements of income (loss).

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

6           CASH AND CASH EQUIVALENTS

	2025	2024
Cash at bank	174,119	63,056
Term deposits	111,937	207,133
Cash and Cash Equivalents	286,056	270,189

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

7           ACCOUNTS RECEIVABLES

	2025	2024
Trade receivables	19,799	2,354
Other receivables (a)	274	13,481
Accounts receivables	20,073	15,835

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these consolidated financial statements.

(a)	The amount was mostly related to the sale agreement by the Company of the Serrote Project to Appian Capital Advisory LLP. The sale price was the total amount of $40 million and the aggregate consideration of $40 million was made up of a cash payment of $30 million (collected), as well as the delivery by the purchasers of a subordinated unsecured promissory note in the principal amount of $10 million plus interest, payable from 75% of excess cash from the project after the project has repaid project financing and operating cash requirements. The note became payable immediately when Appian Capital Advisory LLP, the purchaser of Mineração Vale Verde (“MVV”), that developed the Serrote Project, sold its investment in MVV. The full amount was collected in April 2025.

8           VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	2025	2024
Sales taxes and value added taxes
Apoena, Almas and other Brazilian Projects	49,603	30,136
Aranzazu	2,547	2,796
Minosa	18,592	24,866
Other taxes
Income taxes and social contribution	7,497	2,699
Total Value added tax and other recoverable taxes	78,239	60,497
Current	37,650	19,901
Non-Current	40,589	40,596

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) Reimbursement from government authorities and/or; (2) Used as credit for income tax payments; and/or (3) sales in the domestic market. The amounts are presented net of realizable value losses provisions.

9           INVENTORIES

	2025	2024
Finished product	2,688	2,006
Work-in-process	114,468	47,521
Parts and supplies	57,230	27,802
Total inventories	174,386	77,329
Current	115,810	57,943
Non-current	58,576	19,386

As of December 31, 2025 and 2024, the non-current inventory is related to Borborema and Almas’ low grade stockpile. As of December 31, 2025, the provision for inventory obsolescence was $ 5,228 (2024: $226). During the year ended December 31, 2025, $5,002 (2024: $5) was recognized in Consolidated Statements of Income (loss).

10       OTHER RECEIVABLES AND ASSETS

	2025	2024
Prepaids expenses	4,849	4,129
Advances to vendors	36,893	15,378
Deposits	9,839	4,257
Employees receivables (a) (Note 30)	-	3,192
Altamira investment (b)	9,691	2,168
Other assets	705	1,286
Total receivables and assets	61,977	30,410
Current	45,404	25,467
Non-current	16,573	4,943

(a)	The Company paid on behalf of certain key management personnel, certain withholding taxes associated with the exercise of stock options in the amount of $3,192 which was included as current other receivables (see Note 30 for further details). This amount was fully reimbursed in June 2025.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

(b)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023.

On June 30, 2025, the Company entered into a second subscription agreement with Altamira pursuant to which it acquired, an additional 6,000,000 units at a price of $0.070 (C$0.10 - Canadian Dollars) per unit, for an aggregate purchase price of $439 (C$600 – Canadian Dollars). Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of Altamira at a price of $0.11 (C$0.15 - Canadian Dollars) per share for a period of two years from June 30, 2025.

On November 6, 2025, the Company exercised 24,000,000 common share purchase warrants of Altamira Gold Corp. at an exercise price of $ 0.14 (C$0.20 - Canadian Dollars) per warrant, with each warrant exercisable for one common share of the issuer. Following this transaction, Aura owns 54,000,000 common shares and 3,000,000 warrants.

The common shares are recorded at fair value through OCI and the amount as of December 31, 2025, is $9,691 ($2,168 as of December 31, 2024).

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

11       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	79,312	9,379	1,940	4,236	6,926	103,251	205,044
Bluestone acquisition	46,990	20,337	96	1,980	-	5,818	75,221
Mineração Serra Grande acquisition	89,833	34,334	37	10,410	3,186	5,046	142,846
Depletion and amortization	(33,925)	(13,025)	(3,378)	(24,314)	(12,229)	-	(86,871)
Transfers	41,425	12,756	-	182,332	-	(236,513)	-
Disposals	(1,171)	(181)	(247)	(60)	(11)	-	(1,670)
Net book value at December 31, 2025	534,776	115,548	8,283	238,276	27,481	20,990	945,354
Consisting of:
Cost	831,232	651,468	576,669	773,741	584,944	452,445	3,870,499
Accumulated Depreciation	(296,456)	(535,920)	(568,386)	(535,465)	(557,463)	(431,455)	(2,925,145)
Net book value at December 31, 2025	534,776	115,548	8,283	238,276	27,481	20,990	945,354

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733

Additions	28,921	7,216	1,102	11,873	2,711	137,848	189,671
Depreciation	(34,304)	(8,732)	(1,796)	(6,984)	(10,916)	-	(62,732)
Disposals	(956)	(397)	(190)	(3,335)	-	(10)	(4,888)
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784
Consisting of:
Cost	574,843	136,822	26,609	192,955	54,952	143,388	1,129,569
Accumulated Depreciation	(262,531)	(84,874)	(16,774)	(129,263)	(25,343)	-	(518,785)
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2022	242,858	43,667	13,292	20,267	44,437	14,011	378,532

Additions	45,261	5,027	717	4,465	3,584	46,345	105,399
Borborema Inc acquisition (Note 5)	54,054	-	-	-	-	-	54,054
Transfers	1,637	11,239	(1,777)	43,707	-	(54,806)	-
Depreciation	(24,895)	(5,868)	(1,433)	(6,301)	(10,031)	-	(48,528)
Disposals	(264)	(204)	(80)	-	(176)	-	(724)
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733
Consisting of:
Cost	546,878	130,003	25,697	184,417	52,241	5,550	944,786
Accumulated Depreciation	(228,227)	(76,142)	(14,978)	(122,279)	(14,427)	-	(456,053)
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

The right of use assets relate to the lease liability obligations disclosed in Note 18(b).

The asset retirement obligation is included within mineral properties, with the related liability recognized in current and non-current liabilities, as disclosed in Note 16.

For the period ended December 31, 2025, $7,187 of interest related to loans and debentures was capitalized (100% capitalization rate) as part of the construction cost at Borborema project, that was only capitalized until the mine reached commercial production in September of 2025 ($4,991 for the year ended December 31, 2024 and $ 3,220 for the year ended December 31, 2023).

Management assessed whether there were any indicators of impairment for property, plant and equipment, including assets under construction, as of December 31, 2025. Based on internal and external sources of information, no impairment indicators were identified and, accordingly, no impairment loss was recognized during the period.

12       TRADE AND OTHER PAYABLES

	2025	2024
Trade accounts payable to suppliers	111,350	69,565
Other taxes payables	30,971	15,820
Accrued liabilities to suppliers	43,903	12,682
Contract liability	3,390	-
Total accounts payable	189,614	98,067

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

13       LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of December 31, 2025 and 2024, is as follows:

Financial debt	Maturity Date	Interest Rate	12/31/2025	12/31/2024
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	1,153	3,882
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	2,088	4,709
Q2 2023 Promissory Note (“7º Promissory Note”)	June 2026	7.50%	-	1,320
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	446	3,000
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	2,730	4,178
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	3,125	5,625
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	2,194	10,968
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	July 2027	* SOFR + 3.8%	22,083	35,333
Bank Santander Brazil
Q3 2023 Loan Agreement (“4° Loan)	November 2028	9.51%	78,047	104,073
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	20,529	20,513
Bank Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,000	10,003
Bank Bradesco
Q1 2022 Loan Agreement (“1º Loan”)	February 2025	* CDI + 2.342%	-	2,453
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%	43,033	43,000
Other banks
BTG Pactual	November 2027	6.70%	20,116	20,116
Debentures payable
Debentures – 2nd issuance	October 2030	CDI + 1.60%	186,433	162,515
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	13,291	11,416
Nemesia SARL
Nemesia SÀRL	(a)	7%	5,900	-
Total			411,168	443,104
Current			99,548	82,007
Non-Current			311,620	361,097

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”)

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

(a) This loan was recognized in the Company’s financial statements as a result of the acquisition of Bluestone.

On February 7, 2025, Aura, Nemesia S.à.r.l., and Bluestone, signed a term sheet for the purchase and assignment of the debt obligation related to the Era Dorada Project held by Bluestone. On March 14, 2025, the parties executed a Debt Purchase and Assignment Agreement, reflecting the terms previously agreed between the parties and subject to certain closing conditions, including approval from Toronto Stock Exchange (“TSX”). On April 15, 2025, the parties closed the transaction, pursuant to which Aura acquired from Nemesia S.à.r.l. all of Nemesia’s rights, title, and interest in the outstanding debt of Bluestone in exchange for 1,218,222 common shares of Aura and an unsecured promissory note in the principal amount of $5.9 million payable from Aura to Nemesia S.à.r.l (the “New Promissory Note”), The New Promissory Note has a fixed interest rate of 7% and becomes due once Era Dorada Project achieves commercial production within the next 20 years. The fair value of the 1,218,222 common shares issued was $22.8 million, based on Aura’s share price at the closing date. The transaction resulted in a loss on settlement of liability with equity instruments of $8.8 million, recognized as a finance expense (Note 24) for the year ended December 31, 2025.

The future flows of loans and debentures payments are as follows:

Amount
2027	81,842
2028	50,396
2029	59,794
2030	59,794
2031 onwards	59,794
311,620

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 20,000 entered in December 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024

The agreement has financial covenants where: Net Debt should be lower than 1.5x over the last 12 months EBITDA; and last 12 months EBITDA over the interest expense should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1 billion (US$161,491) entered in October 2024

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Swap agreement entered in October 2024.

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Safra Bank: Principal of US$ 20,000 entered in August 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander Brasil S.A., principal of $100,750 entered in September 2023

The agreement has one annual financial covenant requiring that, beginning in the year ended December 31, 2025, following an initial grace period, where Cascar’s Net Debt should be lower than 1.5x over Cascar’s last 12 months EBITDA.

For the years ended December 31, 2025 and 2024, the Company and its subsidiaries are in compliance with all the financial covenants.

14       LIABILITY MEASURED AT FAIR VALUE

At December 19, 2023, the Company, through its subsidiary, Borborema, entered in a Net Smelter Return Royalty Agreement (the “NSR Royalty”) for $21,000 with Gold Royalty Corp (“Grantor”).

The key elements of the agreement are:

a)	Royalty payments: 2% of net smelter returns after commercial production on the first 725,000 ounces produced (“stepdown royalty threshold”);
b)	Stepdown royalty: Upon the aggregate of 725,000 ounces of royalty-generating gold being produced, the royalty shall be reduced to 0.5% of the net smelter returns for the remainder of the term of the royalty agreement;
c)	Grantor’s buyback option: After the stepdown royalty threshold is met, the Grantor has the right to buy back the stepdown royalty at a price of $2,500 that may be exercised at any time following the date on which the earlier of an aggregate of 2,250,000 ounces of royalty-generating gold having been produced or January 1, 2050;

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

d)	Pre-production payment: The Grantor shall make pre-production payment to the holder of the royalty by delivery of 250 ounces (1,000 ounces per year) of refined gold on the last day of each calendar quarter until the earlier of the commercial production date and the tenth (10th) year anniversary date of the royalty agreement; and
e)	Environmental, Social and Governance (“ESG”) payment: The holders of the royalty should pay the Grantor up to $30 United States Dollars per each gold equivalent ounce of product and such payment shall be satisfied by Borborema as a rebate against ESG related costs. This payment shall be in the maximum aggregate amount of $300 United States Dollars over the term of the Royalty agreement.

This agreement is being accounted at fair value through profit or loss. As the agreement contains more than one embedded derivative (items c and d above), it has been designated at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. The component of fair value changes relating to the Company’s own credit risk is recognized in other comprehensive income. Amounts recorded in OCI related to credit risk are not subject to recycling in profit or loss and will be transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in profit or loss.

For the year ended December 31, 2025, and 2024 the variation in the liability fair value was a loss of ($12,716) and a gain of $719 respectively, recorded in the financial result (note 24). The total outstanding balance as of December 31, 2025 is $26,834 ($17,749 as of December 31, 2024).

15       INCOME TAXES

a)                   Income taxes

As of December 31, 2025 the current income tax liabilities is $ 66,765 ($31,618 as of December 31, 2024; $5,147 as of December 31, 2023).

Income tax expenses included in the consolidated statements of income for the year ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Current income tax	(138,831)	(52,971)	(18,798)
Deferred income tax	7,618	(29,720)	12,372
Total income taxes expense	(131,213)	(82,691)	(6,426)

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

b)                   Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	2025	2024

Deferred income tax assets	35,418	15,218
Deferred income tax liabilities	(37,006)	(31,583)
Total deferred taxes, net	(1,588)	(16,365)

The movement in the net deferred income tax asset (liability) account was as follows:

Balance, December 31, 2022	4,596
Recorded in the statement of income (loss)	12,372
Recorded through other comprehensive income	374
Exchange differences	596
Balance, December 31, 2023	17,938
Recorded in the statement of income (loss)	(29,720)
Recorded through other comprehensive income	1,942
Exchange differences	(6,525)
Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	7,618
Recorded through other comprehensive income	914
Acquisition of Bluestone	(1,137)
Acquisition of MSG	7,362
Exchange differences	20
Balance, December 31, 2025	(1,588)

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	2025	2024
Provision for mine closure and restoration	15,597	7,057
Tax losses carried forward	1,034	5,831
Fair value on acquisitions	1,391	5,689
Non-deductible provisions	32,110	11,235
Non-deductible exchange changes	7,170	(442)
Deferred taxes over non-monetary items	(26,771)	(31,031)
Depreciation	(24,113)	(9,198)
Advance payments	(8,612)	(3,488)
Others	606	(2,018)
Total of deferred tax assets and liabilities	(1,588)	(16,365)

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

c)                   Effective tax rate

	2025	2024	2023
Income before Income taxes	51,873	52,420	38,306
Income taxes at statutory rate applicable to the parent Company (0%)	-	-	-

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(137,512)	(49,094)	(20,480)
Non-deductible expenses/non-taxable (income)	7,931	(1,585)	5,918
Deferred tax assets from losses carried forward	12,887	1,323	10,251
Unrecognized deferred tax asset (losses carried forward)	(4,882)	(10,043)	(3,387)
Tax exemptions (a)	9,223	1,261	910
Withholding taxes on distribution	(7,560)	(2,944)	-
Tax over translation adjustments	(24,214)	2,633	-
Deferred taxes over non-monetary items	14,208	(19,309)	1,904
Others	(1,294)	(4,933)	(1,542)
Income tax expense	(131,213)	(82,691)	(6,426)
Effective tax rate	(253.0%)	(158%)	16.78%

(a) As of December 31, 2025, the Company recognized a total of USD 9,223 in tax exemptions, of which USD 8,221 relates to the profit from operations incentive and USD 1,002 to the Workers Food Program (PAT), in accordance with applicable legislation.

16       PROVISION FOR MINE CLOSURE AND RESTORATION

	2025	2024	2023
Balance, beginning of year	50,573	48,727	48,262
Accretion expense (note 24)	5,090	5,972	4,954
Disbursements	(2,040)	-	-
Change in estimate (a)	11,986	(615)	(402)
Acquisition of Bluestone (Note 5(a))	9,668	-	-
Acquisition of MSG (Note 5(b))	10,035	-	-
Additions	-	2,007	-
Held for sale liability	-	-	(4,087)
Foreign exchange	(1,581)	(5,518)	-
Balance, end of year	83,731	50,573	48,727
Current	5,661	-	-
Non-current	78,070	50,573	48,727

(a) The change in estimate relates to the remeasurement of the asset retirement obligation, primarily driven by changes in discount rates. An amount of $489 was recognized in profit or loss, as it relates mainly to sites under care and maintenance and therefore was not capitalized as part of the related asset.

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using discount rates based on the life of mine of each operation and real risk-free rates derived from inflation-indexed government bonds in the respective jurisdictions, with average rates of 11.21%, 8.96%, 6.42% and 6.78% (11.73%, 10.02%, and 7.22% in 2024; 11.75%, 8.94%, and 13.65% in 2023) for Brazil, Mexico, Honduras and Guatemala respectively. The provisions are remeasured at each reporting date, with the accretion expense recognized as a finance cost.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

17       OTHER PROVISIONS

	Long-term employee benefits	Provision for legal claims	Deferred consideration (NSR)	CVR	Total
At December 31, 2022	13,015	524	-	-	13,539
Periodic service and finance cost (Note 24)	1,032	-	-	-	1,032
Change in provision for the year	841	148	-	-	989
Actuarial changes	(774)	-	-	-	(774)
Settlement during the year	(2,150)	-	-	-	(2,150)
At December 31, 2023	11,964	672	-	-	12,636
Periodic service and finance cost (Note 24)	1,045	-	-	-	1,045
Change in provision for the year	789	2,612	-	-	3,401
Actuarial changes	1,695	-	-	-	1,695
Settlement during the year	(1,633)	-	-	-	(1,633)
At December 31, 2024	13,860	3,284	-	-	17,144
Periodic service and finance cost	2,487	-	-	-	2,487
Addition of CVR (Note 5 (a))	-	-	-	9,120	9,120
Change in provision for the period	-	2,248	-	2,417	4,665
Acquisition of MSG (Note 5 (b))	2,048	35,954	23,643	-	61,645
Actuarial changes	324	-	-	-	324
Settlement during the year	(3,159)	-	-	-	(3,159)
Foreign exchange	-	-	-	445	445
At December 31, 2025	15,560	41,486	23,643	11,982	92,671

The amount of $ 35,954 recognized in connection with the acquisition of MSG was measured at fair value as of the acquisition date and primarily relates to environmental and regulatory matters, including obligations arising from licensing requirements, compliance procedures, potential claims from regulatory authorities, and commitments assumed under a structural Conduct Adjustment Agreement entered into with the State of Goiás and the Public Prosecutor’s Office of the State of Goiás. The Conduct Adjustment Agreement establishes a set of measures, deadlines and monitoring requirements to support the continuation of MSG’s operations while the environmental licensing integration process is concluded, including commitments related to environmental mitigation, remediation and socio-environmental initiatives. The remaining balance mainly relates to provisions for legal claims, primarily related to tax matters.

Long-term employee benefits liability exists as a result of a legal requirement in Honduras pursuant to which the Company is obligated to pay a severance payment based on the years of service provided by an employee without regard to the cause of termination. The main assumptions used on the long term employee benefit calculation for the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Discount Rates	7.75%	6.00%
Salary Increase Rate	7.50%	7.50%
Long Term Inflation	5.00%	5.00%

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

18       OTHER LIABILITIES

	2025	2024
NSR royalty (note 18 (a))	1,286	971
Lease payment obligation (note 18 (b))	24,120	24,251
Total other liabilities	25,406	25,222
Current	18,933	14,190
Non-current	6,473	11,032

a)         NSR Royalty

The movements of the NSR Royalty is as follows:

	2025	2024	2023
Balance, beginning of year	971	826	638
Royalty payments	(2,025)	(1,699)	(1,452)
Increase in NSR obligations	2,340	1,844	1,640
Balance, end of year	1,286	971	826

b)         Lease Payment Obligation

The movements of the lease liability obligation are as follows:

	2025	2024	2023
Balance, beginning of year	24,251	38,654	39,252
Acquisition of Bluestone	7	-	-
Acquisition of MSG (Note 5 (b))	3,186	-	-
Change in estimate (a)	6,926	2,711	3,585
Accretion expense (Note 24)	4,231	9,144	7,120
Lease payments (Principal)	(12,688)	(13,285)	(13,395)
Lease payments (Interest)	(3,294)	(3,917)	-
Foreign exchange	1,501	(9,056)	2,092
Balance, end of year	24,120	24,251	38,654
Current	17,647	13,216	13,945
Non-current	6,473	11,035	24,709

(a) Mainly related to the contractual increase in lease payments of the subsidiary Apoena, which resulted in the remeasurement of the related lease liability.

The weighted average discount rate applied to the new lease liabilities within the year ended December 31, 2025 was 13.37% (11.73% in 2024), based on their corresponding incremental borrowing rate.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Lease liabilities are reflected within the current and long-term liabilities in the consolidated statements of financial position. The finance cost or amortization of the discount on the lease liabilities are charged to the consolidated statements of income using the effective interest method.

19       EQUITY

a)     Authorized

The Company has authorized an unlimited number of common shares with no par value, being subscribed 83,554,346 as of December 31, 2025 (72,399,495 as of December 31, 2024).

b)     Stock options

The movement of the Company’s stock options issued and outstanding are as follows:

	Number of options	Weighted average price $ (in US dollars)
Balance, December 31, 2022	1,700,154	5.73
Exercised	(311,695)	1.16
Forfeited	(36,000)	10.99
Balance, December 31, 2023	1,352,459	6.72
Exercised	(299,870)	1.09
Balance, December 31, 2024	1,052,589	7.72
Granted	448,398	23.78
Exercised	(36,340)	16.06
Forfeit	(9,155)	10.69
Balance, December 31, 2025	1,455,492	9.51

As of December 31, 2025, the Company had 1,455,492 options issued and outstanding as follows:

Exercise price $ (in US dollars)	Options outstanding	Options Exercisable	Remaining contractual life (years)	Expiry dates
12.66	448,398	-	6.0	January 10, 2032
6.35	15,000	-	4.4	May 12, 2030
10.28	36,000	24,000	3.1	February 22, 2029
10.03	707,679	707,679	5.2	March 4, 2031
11.18	27,000	15,000	3.2	March 3, 2029
11.18	4,500	4,500	4.8	October 12, 2030
1.14	216,915	216,915	1.8	October 12, 2027
9.51	1,455,492	968,094	4.83

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

c)     Share-based payment expense

As of December 31, 2025, the Company had 1,455,492 options issued and outstanding (1,052,589 as of December 31, 2024). The share-based payment expense is measured at fair value and recognized linear over the vesting period from the date of grant. During the period ended December 31, 2025 the Company granted 448,398 new stock options.

The fair value of stock options granted was determined at the grant date using the Black-Scholes option pricing model. The valuation incorporates assumptions regarding the expected volatility of the Company’s share price, expected life of the options, risk-free interest rate and expected dividend yield.

Expected volatility was estimated based on the historical volatility of a group of comparable publicly traded companies in the same industry, over a period consistent with the expected term of the options. The expected life of the options was determined based on management’s estimate, considering the contractual term of the awards and expected exercise patterns and the expected dividend yield was estimated based on the Company’s historical dividend distribution policy and management’s expectations regarding future dividends over the expected term of the awards.

On September 29, 2025, the Company also granted 142,160 Restricted Share Units (“RSUs”) under its Omnibus Incentive Plan. Each RSU represents the right to receive one common share of the Company upon vesting. The RSUs vest in three equal annual installments on September 29, 2026, 2027 and 2028, subject to continued service.

Under the terms of the plan, settlement of the RSUs is expected to occur within 60 days following each vesting date. On the settlement date, the Company may, at its discretion, deliver either common shares, cash, or a combination of both. The Company currently intends to settle the RSUs through the issuance of common shares. Accordingly, the RSUs are accounted for as equity-settled share-based compensation.

The grant-date fair value of the RSUs was measured based on the market price of the Company’s common shares on September 29, 2025. This fair value is being recognized as compensation expense, with a corresponding increase in equity, over the requisite service period using a straight-line attribution method.

For the years ended December 31, 2025, 2024 and 2023, share-based payment expense recognized in general and administrative expenses (note 22) was $2,201, $186 and $ $287 respectively.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

d)     Hedge Accounting

Itaú Bank – Swap Agreement

On October 21, 2024, the Company´s subsidiary, Almas, completed the 2nd issuance of debentures. On the same date, Almas entered into a swap agreement with Itaú Bank, to hedge against cash flow exposure arising from the exchange variation in Brazilian Reais versus US Dollars and CDI interest rate.

Under the terms of the agreement, Almas took an active position of R$ (Brazilian Reais) with CDI interest plus 1.6% per year and will pay US Dollars + a fixed linear rate of 6.975% per year.

This derivative transaction was recognized initially at fair value and reported subsequently at fair value in the consolidated statement of financial position. The effective portion of the hedge is recognized in other comprehensive income (“OCI”) and corresponds to the fair value adjustment of the derivative. The hedge ineffectiveness, as well as the derivative accrual (incurred portion), is recognized in profit or loss

BTG Bank – Swap Agreement

Due to the 2nd issuance of debentures and the new swap agreement, the Company prepaid the 1st issuance of debentures and liquidated the swap agreement that was hedging the effects of the debenture. As at the date of the liquidation, the Company wrote off the amounts that were outstanding in the OCI and in the balance sheet as a derivative liability, into profit and loss. As of October 21, 2024, the Company concluded the prepayment of the swap and liquidated the outstanding amount of $1,964.

Hedge accounting

For the years ended December 31, 2025, 2024 and 2023, the effect of the hedge accounting was ($1,775), ($3,736) and ($737), respectively recognized in OCI.

e)     Repurchase of shares

Repurchase of shares

On March 14 2024, the Company announced a new normal course issuer bid (“New NCIB”) for its TSX listed shares and a buyback program for its Brazilian Depositary Receipts (“BDRs”) listed in the Brazilian Stock Exchange (“B3”). The limit for purchases under the NCIB and the BDR Buyback Program was a combined aggregate limit, representing, altogether, 2,261,426 Common Shares.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

On March 24, 2025, Aura announced the renewal of its Normal Course Issuer Bid (NCIB) and concurrent Buyback Program for Brazilian Depositary Receipts (BDRs). The renewed NCIB allows the Company to repurchase up to 2.69 million common shares, while the BDR program permits the repurchase of up to 8.08 million BDRs—each equivalent to one-third of a common share—on the B3.

For the year ended December 31, 2025 the Company has repurchased 162,826 common shares of its Brazilian Depositary Receipts and 20,424 common shares under the NCIB, for a total of $351 recorded directly in share capital. During this period, the Company has canceled (96,141) shares from the total repurchased.

f)      Nasdaq IPO (“Initial Public Offering”)

On July 17, 2025, the Company closed its U.S. Initial Public Offering of 8,100,510 common shares at a public offering price of US$24.25 per share. The registration statement on Form F-1 relating to the offering was declared effective by the U.S. Securities and Exchange Commission on July 15, 2025. The Company’s common shares began trading on the Nasdaq Global Select Market under the ticker symbol “AUGO” on July 16, 2025.

In connection with the offering, the Company granted the underwriters a 30-day option to purchase up to an additional 1,215,077 common shares at the public offering price, less underwriting discounts and commissions. This option was partially exercised by the underwriters on August 8, 2025, and a total of 897,134 shares were purchased pursuant to the option.

The Company received proceeds of $196,437 from the IPO and $21,756 from the exercise of the greenshoe option. Total cash transaction costs incurred in connection with the offering amounted to $18,076 and were accounted for as a deduction from equity. Accordingly, the net amount recognized in equity was $200,116.

The offering did not give rise to any gain or loss in the consolidated statement of income, as all directly attributable transaction costs related to the issuance of equity instruments were recognized as a deduction from equity.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

20       REVENUE

	2025	2024	2023
Gold	675,328	397,376	240,080
Copper & Gold concentrate	251,647	202,709	178,662
Provisional prices	(9,577)	(5,922)	(1,848)
Other (a)	4,335	-	-
Revenue	921,733	594,163	416,894

Revenues for the Minosa, Apoena, Borborema, MSG and Almas relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper and gold concentrate. The Company’s revenues are concentrated in 4 clients (see Note 28(d)).

For the year ended December 31, 2025, Honduras, Mexico and Brazil represented 25.0%, 26.7% and 48.3% of the Company´s revenue, respectively (29.9%, 33.1% and 37.0% in 2024; 29.3%, 42.4% and 28.3% in 2023).

For the year ended December 31, 2025, the Company´s main clients were Asahi Refining Inc, Trafigura México, S.A. de C.V., Auramet International, Inc and Metalor Technologies SA., which represented 53.4%, 26.9%, 12.7%, 6.5% of the Company´s revenue, respectively (18.9%, 31.1%, 48.8%, 0.0% in 2024; 21.4%, 40.7%, 36.2% and 0% in 2023).

(a)	“Other” revenue for the year ended December 31, 2025, relates to the sale of molybdenum from the Aranzazu mine.

21       COST OF GOODS SOLD BY NATURE

	2025	2024	2023
Direct mine and mill costs (a)	(184,733)	(162,514)	(155,311)
Direct mine and mill costs - Contractors	(87,998)	(78,360)	(63,242)
Direct mine and mill costs - Salaries	(43,406)	(40,172)	(25,508)
Depletion and amortization	(70,723)	(61,847)	(46,816)
Total	(386,860)	(342,893)	(290,877)

(a) Refers primarily to consumables and materials used in the processing plant, including reagents, fuel and other operating supplies directly attributable to mineral processing activities.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

22       GENERAL AND ADMINISTRATIVE EXPENSES

	2025	2024	2023
Salaries, wages, benefits and bonus	(18,837)	(13,643)	(10,548)
Professional and consulting fees	(14,464)	(7,780)	(5,984)
Legal, filing, listing and transfer agent fees	(1,173)	(709)	(541)
Insurance	(2,060)	(1,113)	(1,306)
Directors' fees	(1,915)	(640)	(408)
Travel expenses	(1,098)	(803)	(628)
Share-based payment expense (Note 19c)	(2,201)	(186)	(287)
Depreciation and amortization	(229)	(885)	(266)
Care and maintenance	(875)	(1,362)	(2,181)
Other	(7,200)	(6,152)	(5,062)
Total	(50,052)	(33,273)	(27,211)

”Other” includes contingencies and general expenses, such as energy, software and licenses and membership and subscriptions expenses.

23       EXPLORATION EXPENSES

	2025	2024	2023
Minosa	(1,345)	(1,107)	(289)
Borborema	(440)	-	-
Almas	(1,931)	(1,134)	-
Apoena	(413)	(368)	(238)
Aranzazu	(3,594)	(4,673)	(6,916)
Serra Grande	(134)	-	-
All other segments	(161)	(6,679)	(4,338)
Total	(8,018)	(13,961)	(11,781)

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

24       FINANCE EXPENSE

	2025	2024	2023
Accretion expense (Note 16)	(5,090)	(5,972)	(4,954)
Lease interest expense (Note 18 (b))	(4,231)	(9,144)	(7,120)
Interest expense on loans and debentures	(25,913)	(22,063)	(12,464)
Finance cost on post-employment benefit	(2,487)	(1,045)	(1,032)
Unrealized loss with derivative gold collars	(281,489)	(80,241)	(25,683)
Realized loss with derivative gold collars	(56,519)	(5,376)	-
Loss on other derivative transactions	(5,997)	(4,707)	(2,888)
Foreign exchange	(8,976)	(12,268)	(56)
Derivative fee(a)	-	(13,522)	-
Change in liability measured at fair value (Note 14)	(12,716)	-	-
Loss on settlement of liability with equity instruments (Note 13)	(8,763)	-	-
Other finance costs	(3,904)	(3,444)	193
Finance expenses	(416,085)	(157,782)	(54,004)

Change in liability measured at fair value (Note 14)	-	719	-
Interest income	9,091	5,384	4,625
Finance income	9,091	6,103	4,625

Total finance result	(406,994)	(151,679)	(49,379)

(a)	The Company, during the month of April 2024 negotiated with the financial institutions the suspension/elimination of Credit Support Agreements (“CSAs”) related to the gold derivatives which contained certain provisions which would allow such financial institutions to require cash collateral (“margin calls”) if the fair value balances exceeded previously agreed thresholds. As part of the negotiation, the Company agreed to pay the total amount of US$ 13,522.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

25       CASH FLOW INFORMATION

a)     Items adjusting profit (loss) of the year

For the year ended December 31,	2025	2024	2023
Deferred and current income tax expense	131,213	82,691	6,426
Depreciation and amortization	70,952	62,732	48,528
Accretion expense (Note 24)	5,090	5,972	4,954
Lease Interest expense (Note 24)	4,231	9,144	7,120
Interest expense on loans and debentures (Note 24)	25,913	22,063	12,464
Finance cost on post-employment benefit (Note 24)	2,487	1,045	1,873
Unrealized loss on derivatives gold collars (Note 24)	281,489	80,241	25,683
Loss on other derivatives (Note 24)	5,997	4,707	2,888
Foreign exchange (gain) loss (Note 24)	8,976	12,268	56
Derivative fee (Note 24)	-	13,522	-
Change in fair value in liability measured at fair value	12,716	(719)	-
Share-based payment expense (Note 22)	2,201	186	287
(Gain) on fair value change of Serrote Promissory Note	(318)	(1,253)	(3,468)
Loss on settlement of liability with equity instruments (Note 24)	8,763	-	-
(Gain) on Joint Venture acquisition (Note 5)	-	-	(5,505)
Loss on disposal of assets (Note 11)	1,669	4,888	724
Other non-cash items	9,378	7,447	1,637
Total	570,757	304,934	103,667

b)     Changes in working capital

For the year ended December 31,	2025	2024	2023

Increase in accounts receivables and value added taxes and other recoverable taxes	(13,704)	(7,254)	(9,190)
Increase in inventory	(23,272)	(12,080)	(12,714)
Increase in trade and other payables	5,736	6,992	24,516
Total	(31,240)	(12,342)	2,612

c)     Other current and non-current assets and liabilities

For the year ended December 31,	2025	2024	2023

Changes in other current and non-current assets and liabilities consists of:
(Increase) / Decrease in other receivables and assets and inventories (non-current)	(57,017)	124	9,717
Increase in other receivables and assets (current)	(3,305)	(6,117)	1,628
(Increase) in other liabilities (current and non-current)	(9,842)	(15,574)	(11,116)
Total	(70,164)	(21,567)	229

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

d)     Non-cash investing and financing activities consist of:

For the year ended December 31,	2025	2024	2023
Non-cash addition to property, plant and equipment	(25,610)	(9,094)	(6,108)
Total	(25,610)	(9,094)	(6,108)

e)     Debt reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2022	214,042	(8,119)

Changes from Financing cash flows:
Loan repayments	(66,273)	-
Loan proceeds	179,550	-
Interest paid on loans *	(10,937)	-
Interest paid on debentures *	(14,557)	-
Derivative settlement	-	9,353

Other Changes:
Interest expenses on loans	13,767	-
Interest expenses on debentures	12,599	-
Derivative result	-	(8,184)
Foreign exchange adjustments	5,398	(7,019)
Derivative settlement (withholding taxes)	-	1,742
Fair value adjustment	-	1,098
Gold Hedges fair value adjustment	-	43,134
Balance as of December 31, 2023	333,589	32,005
Changes from Financing cash flows:
Loan and debentures repayments	(184,385)	-
Loan proceeds	314,345	-
Interest paid on loans *	(25,414)	-
Interest paid on debentures *	(10,623)	-
Derivative gold collars settlement	-	(5,376)
Derivative settlement	-	2,090

Other Changes:
Interest expenses on loans	24,270	-
Interest expenses on debentures	11,018	-
Derivative result	-	(2,817)
Foreign exchange adjustments	(21,417)	18,592
Derivative settlement (withholding taxes)	-	715
Swap fair value adjustment	-	5,678
Gold Hedges fair value adjustment	-	85,617
Other derivatives fair value adjustment	1,721	2,986
Balance as of December 31, 2024	443,104	139,490
Changes from Financing cash flows:
Acquisition of Bluestone	5,900	-
Loan and debentures repayments	(62,831)	-
Interest paid on loans *	(21,782)	-
Interest paid on debentures *	(25,473)	-
Derivative gold collars settlement	-	(56,519)
Derivative settlement (other hedges)	-	(4,643)
Derivative settlement (debt swap agreements)	-	10,785

Other Changes:
Interest expenses on loans	20,251	-
Interest expenses on debentures	28,440	-
Derivative result	-	(15,558)
Foreign exchange adjustments	21,086	(20,347)
Derivative settlement (withholding taxes)	-	2,850
Swap fair value adjustment	-	2,689
Gold Hedges fair value adjustment	-	338,008
Other derivatives fair value adjustment	2,473	3,524
Balance as of December 31, 2025	411,168	400,279

* Interest payment on debts and debentures are being presented under financing activities in the Consolidated Statements of Cash Flow

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

26       OTHER (EXPENSES) INCOME, NET

Other (expenses) income, net for the year ended December 31, 2025 primarily consist of provisions recognized to reflect the estimated partial non-recoverability of VAT credits related to Minosa ($8,250), the expected discount on the sale of VAT (ICMS) credits from Apoena ($1,922). For the year ended December 31, 2024, this line item consisted of other expenses of $1,267, and for the year ended December 31, 2023, it consisted of a loss from equity method loss of $1,894, a gain on the acquisition of a joint venture of $5,505, and other expenses of ($2,951).

27       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)         Financial Instruments

The Company has the following derivative financial instruments in the following line items in the consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	December 31, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank)	Non-current	4,418	(15,164)
Swap - Apoena Mines (ABC Bank)	Current	(2,753)	(3,872)
Gold Derivatives	Current / Non-current	(401,944)	(120,454)
Total		(400,279)	(139,490)

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Classification of financial instruments

		December 31, 2025			December 31, 2024
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	286,056	-	-	270,189	-	-
Accounts receivable	7	17,478	2,321	-	2,354	13,480	-
Derivative Financial Instrument	27	-	-	4,418	-	-	-
Non-current					-	-	-
Other receivables and assets	10	-	-	9,691	-	-	3,454
		303,534	2,321	14,109	272,543	13,480	3,454

Liabilities
Current
Trade and other payables	12	189,614	-	-	98,067	-	-
Derivative Financial Instrument	26	-	139,354	-	-	19,302	-
Loan and debentures	13	92,497	7,051	-	78,115	3,892	-
Liability measured at fair value	14	-	1,012	-	-	3,362	-
Other liabilities	18	18,933		-	14,190	-	-
Non-current
Derivative Financial Instrument	25	-	265,343	-	-	105,024	15,164
Loan and debentures	13	132,238	179,382	-	202,474	158,623	-
Liability measured at fair value	14	-	25,822	-	-	14,387	-
Deferred consideration (NSR)	5(b)	-	23,643	-	-		-
Other provisions (CVR)	17	-	11,982	-	-		-
Other liabilities	18	6,473	-	-	11,032	-	-
		439,755	653,589	-	403,878	304,590	15,164

i)	Swap agreements:

As of December 31, 2025 and 2024, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	December 31, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank) (a)	CDI	Current	4,418	(15,164)
Swap - Apoena Mines (ABC Bank)	CDI	Current	(2,753)	(3,872)
Total			1,665	(19,036)

(a) The swap agreements from the Company’s subsidiary, Almas, was designated as a hedge accounting.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

ii) Derivative Options

ii) a - Derivative Collars – Almas and Apoena

As of December 31, 2025, the Company did not have any outstanding zero-cost put/call collar contracts related to gold production. As of December 31, 2024, the Company had outstanding zero-cost put/call collar arrangements covering gold production at the Almas Project and Apoena Mines. All such contracts expired during 2025.

ii) b – Derivative Collars Borborema Project

As of December 31, 2025, the Company had 198,561 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between January 2025 and June 2028.

The fair value effect of both the Derivative Collars - Apoena and the Derivative Collars Borborema Project for the year ended December 31, 2025 is ($281,489) (($80,241) in December 31, 2024 and ($25,683) as of December 31, 2023), recorded as a finance expenses loss in the financial statements.

As of the date of this Consolidated Financial Statements, the Company have no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)     Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1, which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;
2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,
3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2025 and 2024 are summarized in the following table:

		December 31, 2025		December 31, 2024
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	2,321	-	13,213	-
Other receivables and assets	1	-	9,691	-	2,168
Derivative Financial Instrument	2	-	4,418	-	-
		2,321	14,109	13,213	2,168

Liabilities
Debentures (a)	2	186,433	-	162,515	-
Liability measured at fair value	3	26,834	-	17,749	-
Derivative Financial Instrument	2	404,697	-	124,326	15,164
Deferred consideration (NSR)	3	23,643	-	-	-
Other provisions (CVR)	3	11,982	-	-	-
		653,589	-	304,590	15,164

(a)	As of December 31, 2025, the debenture was trading in the market at approximately 101% of its yield curve value, which management considers to be a reasonable approximation of its carrying amount.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	2025	2024		2025	2024
Liability measured at fair value (NSR agreement))	26,834	17,749	Expected production of gold ounces	719,512	747,704	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $219.
Contingent Value Rights (CVRs)	11,982	-	Commercial Production	(a)	-	(a)
Contingent consideration (NSR)	23,643	-	Expected production of gold ounces	315,481	-	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $192.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

(a)	The Company assessed the probability of achieving commercial production, which is defined on Note 5, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase or decrease by $940.

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

Valuation process - Liability measured at fair value

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

- Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

The key inputs into the Monte Carlo simulation model were as follows at December 31, 2025 and 2024:

Input	2025	2024
WACC	11.50%	11.80%
Credit-risk	2.70%	3.10%
Expected volatility	15.20%	15.70%

Valuation process - Contingent Value Rights (CVRs)

The fair value of the Contingent Value Rights is determined using a scenario-based valuation model that incorporates management’s assessment of the probability and timing of achieving commercial production at the Era Dorada Project.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- The probability-weighted timing of commercial production is based on scenarios provided by management, covering multiple time horizons up to 20 years, with a residual probability assigned to production commencing beyond this period.

- Discount rates applied to the expected cash flows are determined based on a risk-free rate derived from U.S. Treasury bonds with maturities consistent with the expected payment dates, adjusted by a credit spread that reflects the Company’s credit risk, consistent with market data for comparable issuers.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation process - Deferred consideration (NSR)

The fair value of the deferred consideration related to the Net Smelter Return (NSR) agreement is determined using a discounted cash flow model that estimates future royalty payments based on expected production profiles and commodity price assumptions.

The main level 3 inputs used by the Company are derived and evaluated as follows:

- Expected production volumes are based on life-of-mine production forecasts prepared by management and technical studies, reflecting current mine plans and operational assumptions.

- Discount rates applied to the expected royalty cash flows are determined using a capital asset pricing model to estimate a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset, including country, operational and project-specific risks.

- Commodity price assumptions are based on consensus forecasts obtained from market participants, which are publicly available.

Fair value of loans and other financial liability

The Company considers that for the loans, that are recorded at their contractual value and other financial liabilities measured at amortized cost, their book values are close to their fair values and therefore information on their fair values is not being presented.

28       FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 29 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	189,614	-	-	-	189,614
Loans and debentures	99,548	227,787	128,074	28,160	483,569
Provision for mine closure and restoration	5,661	4,190	3,491	85,286	98,628
Lease liabilities	17,647	12,488	154	46	30,335
Liability measured at fair value	5,976	5,868	8,274	24,705	44,823
	318,446	250,333	139,993	138,197	846,969

2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	98,232	-	-	-	98,232
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	-	-	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
	208,644	221,056	159,990	104,049	693,739

As of December 31, 2025, Aura has cash and cash equivalents of $ 286,056 ($270,181: 2024) and working capital of $(21,298) ($200,462: 2024) (current assets, excluding restricted cash less current liabilities).

b)	Currency risk

Aura’s operations are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar, Colombian peso, Guatemalan Quetzals and Barbadian Dollars.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short and long term loans and other provisions denominated in foreign currency.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

At December 31, 2025, and 2024, the Company had cash and cash equivalents of $286,056 and $270,189, respectively, of which, $ 257,374 ($229,525 in 2024) were in United States dollars, $192 ($265 in 2024) in Canadian dollars, $19,946 ($28,997 in 2024) in Brazilian reais, $8,305 ($11,229 in 2024) in Honduran lempiras, $126 ($158 in 2024) in Mexican pesos, $18 ($14 in 2024) in Colombian Pesos, $90 ($0 in 2024) in Guatemalan Quetzals and $6 ($0 in 2024) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $1,434.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of December 31, 2025, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. The Company concluded that its exposure to interest rates is immaterial.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.

At December 31, 2025, the Company believes that its trade credit risk is low due to the following reasons:

-

For the sales of refined gold from Almas, Apoena, Borborema, MSG e Minosa, the Company collects payments in advance or at the time of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable are generally collected within 15 days from the issuance of the invoice.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 27, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the December 31, 2025 closing prices.

Liability measured at fair value

As mentioned in Note 14, the Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cashflows.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cashflows.

To simulate the reasonable scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. To simulate the potential scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	95,000
Liability measured at fair value	Gold price increase/decrease	Δ 10%	2,684
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	552
Contingent consideration (NSR)	Gold price increase/decrease	Δ 10%	1,177

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

29       CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into of any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares to reduce debt.

During the year ended December 31, 2025, Aura’s Board of Directors declared and approved the payment of quarterly dividends on February 26, May 5, August 5, and November 4, 2025, totaling US$18.3 million, US$29.8 million, US$27.6 million, and US$40.1 million, respectively. These dividends corresponded to US$0.25, US$0.40, US$0.33, and US$0.48 per common share, and US$0.08, US$0.13, US$0.11, and US$0.16 per Brazilian Depositary Receipt (“BDR”), respectively. The dividends were paid on March 28, May 30, September 5, and December 2, 2025, respectively.

On June 7, 2024, Aura’s Board of Directors has declared and approved the payment of dividends of US$ 0.35 per common share for a total of $25.3 million. The dividend was paid on June 28, 2024.

On November 4, 2024, Aura approved an amendment to its dividend policy, with the intention of declaring and paying dividends on a quarterly basis. Under the dividend policy, the Company will determine quarterly cash dividends in an aggregate amount equal to 20% of its reported adjusted EBITDA for the relevant three months less sustaining capital expenditures and exploration capital expenditures for the same period. On the same date, the Board declared and approved the payment of a dividend of US$0.24 per common share, in the approximately amount of $17.4 million. The dividend was paid on December 2, 2024.

30       RELATED PARTY TRANSACTIONS

Key Management Compensation

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the year ended December 31, 2025, 2024 and 2023 were $3.4M, $3.9M and $3M , respectively.

Director’s fees

Management had issued 189,795 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of December 31, 2025 is $2,564 and ($1,216 in December 31, 2024; $688 in December 31, 2023) and is included as part of Trade and other payables.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $2,674 in the year ended December 31, 2025 ($1,959: 2024; $2,421: 2023).

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group from Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $8,172 in the year ended December 31, 2025 ($2,640 in the year ended December 31, 2024; $ 149 in December 31, 2023).

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group from Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 47.7% ownership as of December 31, 2025 (54.8% as of December 31, 2024; 53.3% as of December 31, 2023).

In 2025, 2024 and 2023, the Company paid $115.8 million, $42.7 million and $28.2 million respectively of which the amount owed to Northwestern was about $55.2 million, $23.3 million and $15.4 million, respectively.

Employee withholding taxes payable to the Company

In March 2021, certain key executives exercised stock options and received Company shares, triggering a withholding tax obligation that the Company paid on their behalf, as required by local regulations. The Board authorized reimbursement over a period of up to 18 months (extended to September 2025), with interest at or above the Applicable Federal Rate (AFR). The balance was secured by Company shares valued at 150% of the amount due, with provisions for additional collateral or immediate repayment in the event of employment termination. As of December 31, 2024, the outstanding balance was $3,129, which was fully reimbursed by the executive in June 2025.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

31       SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, Borborema Mine and Serra Grande Mine. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

For the year ended December 31, 2025, the Serra Grande Mine was included as a reportable operating segment, as it was acquired on December 01, 2025. For the year ended December 31, 2024, Borborema Mine was included as a reportable operating segment. Both became distinct areas of focus subject to regular review by Chief Operating Decision Maker (CODM).

For the years ended December 31, 2025, 2024 and 2023, segment information is as follows:

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Serra Grande Mine	Total reportable segments	Non reportable segments (1)	Total

Revenue	230,518	120,389	246,405	195,981	108,202	20,238	921,733	-	921,733
Cost of goods sold	(80,847)	(44,153)	(95,140)	(57,232)	(28,459)	(10,306)	(316,137)	-	(316,137)
Depreciation and amortization	(5,002)	(14,489)	(27,690)	(12,508)	(7,177)	(3,857)	(70,723)	-	(70,723)
Gross profit	144,669	61,747	123,575	126,241	72,566	6,075	534,873	-	534,873

General and administrative expenses	(4,302)	(3,822)	(6,785)	(4,484)	(2,863)	(224)	(22,480)	(27,572)	(50,052)
Exploration expenses	(1,345)	(413)	(3,594)	(1,931)	(440)	(134)	(7,857)	(161)	(8,018)
Change in estimation for mine closure and restoration	-	(239)	-	-	-	(250)	(489)	-	(489)
Other income (expenses) , net	(8,455)	(1,751)	(714)	(4,869)	145	26	(15,618)	(1,829)	(17,447)
Operating income (loss)	130,567	55,522	112,482	114,957	69,408	5,493	488,429	(29,562)	458,867

Finance expense	(4,124)	(9,942)	(6,041)	(8,577)	(15,555)	669	(43,570)	(346,602)	(390,172)
Finance income	331	669	235	4,351	339	-	5,925	3,166	9,091
Interest expense on loans and debentures	(1,368)	(4,810)	(2,275)	(14,326)	(3,134)	-	(25,913)	-	(25,913)
Income (loss) before income taxes	125,406	41,439	104,401	96,405	51,058	6,162	424,871	(372,998)	51,873

Current tax	(34,573)	(4,066)	(32,727)	(37,314)	(22,556)	-	(131,236)	(7,595)	(138,831)
Deferred tax	4,361	(20)	(8,944)	7,038	5,991	(1,753)	6,673	945	7,618
Income taxes	(30,212)	(4,086)	(41,671)	(30,276)	(16,565)	(1,753)	(124,563)	(6,650)	(131,213)
(Loss) / Profit for the year	95,194	37,353	62,730	66,129	34,493	4,409	300,308	(379,648)	(79,340)

Property, plant and equipment	70,928	77,081	132,240	157,034	242,987	141,589	821,859	123,495	945,354
Total assets	108,077	201,519	428,473	325,020	162,565	196,800	1,422,454	186,542	1,608,996
Total liabilities	94,085	135,387	121,689	259,374	156,520	95,493	862,548	480,711	1,343,259
Purchase of property, plant and equipment	11,720	34,652	29,209	23,402	56,682	3,784	159,449	19,985	179,434

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Era Dorada Projects.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2024	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Mine	Total reportable segments	Non reportable segments (1)	Total
Revenue	177,692	90,273	196,787	129,411	-	594,163	-	594,163
Cost of goods sold	(88,999)	(46,398)	(94,198)	(51,451)	-	(281,046)	-	(281,046)
Depletion and amortization	(5,873)	(16,477)	(25,538)	(13,959)	-	(61,847)	-	(61,847)
Gross profit	82,820	27,398	77,051	64,001	-	251,270	-	251,270

General and administrative expenses	(4,383)	(4,481)	(7,143)	(2,808)	(849)	(19,664)	(13,609)	(33,273)
Exploration expenses	(1,107)	(368)	(4,673)	(1,134)	(305)	(7,587)	(6,374)	(13,961)
Change in estimation for mine closure and restoration	-	1,330	-	-	-	1,330	-	1,330
Other income (expense), net	(1,899)	317	(1,840)	74	(1)	(3,349)	2,082	(1,267)
Operating income/(loss)	75,431	24,196	63,395	60,133	(1,155)	222,000	(17,901)	204,099

Finance expense	(5,411)	(16,034)	(2,077)	(14,357)	(14,871)	(52,750)	(103,765)	(156,515)
Finance income	180	704	-	1,936	1,636	4,456	1,647	6,103
Interest expense on loans and debentures	(1,899)	317	(1,840)	74	(2)	(3,350)	2,083	(1,267)
Income/(Loss) before income taxes	68,301	9,183	59,478	47,786	(14,392)	170,356	(117,936)	52,420

Current tax	(19,174)	(1,984)	(15,859)	(13,010)	-	(50,027)	(2,944)	(52,971)
Deferred tax	(764)	(2,286)	(15,080)	(10,393)	-	(28,523)	(1,197)	(29,720)
Income taxes	(19,938)	(4,270)	(30,939)	(23,403)	-	(78,550)	(4,141)	(82,691)
(Loss) / Profit for the year	48,363	4,913	28,539	24,383	(14,392)	91,806	(122,077)	(30,271)

Property, plant and equipment	62,566	62,779	127,509	145,296	184,092	582,242	28,542	610,784
Total assets	90,620	189,770	346,398	301,453	135,152	1,063,393	16,869	1,080,262
Total liabilities	94,976	139,871	102,365	232,488	151,233	720,933	136,374	857,307
Purchase of property, plant and equipment	9,983	5,580	29,350	13,865	117,187	175,965	4,612	180,577

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Era Dorada Projects.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

For the year ended December 31, 2023	Minosa Mine (1)	Apoena Mine (2)	Aranzazu Mine	Almas Mine	Borborema Project (Recast)	Total reportable segments (Recast)	All other segments (Recast)	Total
Revenue	122,046	83,784	176,814	34,250	-	416,894	-	416,894
Cost of goods sold	(82,893)	(51,865)	(87,168)	(22,135)	-	(244,061)	-	(244,061)
Depletion and amortization	(5,325)	(17,554)	(20,391)	(3,546)	-	(46,816)	-	(46,816)
Gross profit	33,828	14,365	69,255	8,569	-	126,017	-	126,017

General and administrative expenses	(4,543)	(4,835)	(3,860)	(2,084)	(1,086)	(16,408)	(10,803)	(27,211)
Exploration expenses	(289)	(238)	(6,916)	-	-	(7,443)	(4,338)	(11,781)
Other income (expense), net	(1,043)	(24)	(944)	(1,599)	(25)	(3,635)	4,295	660
Operating income/(loss)	27,953	9,268	57,535	4,886	(1,111)	98,531	(10,846)	87,685

Finance expense	(4,715)	(9,966)	(925)	(740)	-	(16,346)	(25,194)	(41,540)
Finance income	109	694	104	405	1,065	2,377	2,248	4,625
Interest in debt	(2,111)	(4,719)	(2,871)	(2,763)	-	(12,464)	-	(12,464)
Income/ (Loss) before income taxes	21,236	(4,723)	53,843	1,788	(45)	72,098	(33,792)	38,306

Current tax	(7,048)	(705)	(10,533)	(512)	-	(18,798)	-	(18,798)
Deferred tax	860	1,040	(234)	9,615	-	11,281	1,091	12,372
Income taxes	(6,188)	335	(10,767)	9,103	-	(7,517)	1,091	(6,426)
(Loss) / Profit for the year	15,048	(4,388)	43,076	10,891	(45)	64,582	(32,702)	31,880

Property, plant and equipment	55,362	83,095	121,445	145,316	59,557	464,775	23,958	488,733
Total assets	58,905	186,537	286,344	157,382	194,872	884,040	39,784	923,824
Total liabilities	80,902	158,389	70,846	109,064	136,961	556,162	52,860	609,022
Purchase of property, plant and equipment	6,383	17,789	24,502	40,612	2,588	91,874	4,220	96,094

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Era Dorada Projects.

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

32       COMMITMENTS AND CONTINGENCIES

a)                   Operating leases commitments

The Company has the following commitments for future minimum payments under operating leases:

2025
Within 1 year	11,144
2 years	4,643
3 years	52
4 years	50
Over 5 years	63
Total	15,952

b)                   Contingencies

Certain conditions may exist on the date of these financial statements that could result in a loss to the Company in the future upon the occurrence or non-occurrence of specific events. At each reporting date, the Company evaluates its loss contingencies related to ongoing legal proceedings by assessing the likelihood of an unfavorable outcome and the amounts claimed or expected to be claimed. As of December 31, 2025, contingencies include an amount of $14,515, primarily related to the recently acquired entity, MSG.

33       (LOSS) / PROFIT PER SHARE

Basic income per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted income (loss) per share is adjusted retrospectively for all periods presented.

The following table summarizes activity for the year ended December 31:

	2025	2024	2023
(Loss) / Profit for the year	(79,340)	(30,271)	31,880

Weighted average number of ordinary shares outstanding - basic	78,251,116	72,204,049	72,128,723
Weighted average number of ordinary shares outstanding - diluted	78,251,116	72,204,049	72,605,064

(Loss) / Profit per share - basic	(1.01)	(0.42)	0.44
(Loss) / Profit per share - diluted	(1.01)	(0.42)	0.44

