Form 20-F/A
period 2025-12-31
Aura Minerals Inc.
filed 2026-04-01
CIK 1468642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Yes ☐            No ☒

EXPLANATORY NOTE

Aura Minerals Inc (the “Company”) filed the Form 20-F on March 31, 2026 (the “20-F”). The Company is filing this Amendment No. 2 for the sole purpose of filing the Technical Report Summary on the Feasibility Study for the Matupá Gold Project and Initial Assessment for Serrinhas and Pé Quente Targets, Matupá Municipality, Mato Grosso, Brazil, as it was too large to be filed with the Form 20-F.

TABLE OF CONTENTS

Page

Part III	1
Item 17. Financial Statements	1
Item 18. Financial Statements	1
Item 19. Exhibits	1

i

Part III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Our audited consolidated financial statements are filed as part of this annual report, starting on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Aura Minerals, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)),

2.1**	Description of Securities.

4.1	Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.2#	Trafigura Copper Concentrate Offtake Agreement dated May 21, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.3	English Translation of Indenture dated September 8, 2024 Relating to Second Issuance of Debentures (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.4	English Translation of Amendment No. 1 to Indenture Relating to Second Issuance of Debentures dated September 25 2024 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.5	English Translation of Amendment No. 2 to Indenture Relating to Second Issuance of Debentures dated October 15 2024 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.6	English Translation of Credit Note between Cascar Brasil Mineracao Ltda and Banco Santander (Brasil) S.A., Luxembourg Branch dated September 5, 2023 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.7	English Translation of Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15 2024 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.8	Guarantee between Aura Minerals Inc. and Itau Unibanco S.A. dated January 21, 2025 relating to the Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15, 2024 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

1

Exhibit Number	Description
4.9	Loan Agreement between Mineracao Apoena S.A. and Banco Bradesco S.A., acting through its Grand Cayman Branch dated December 17, 2024 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.10	English translation of Credit Agreement between Aranzazu Holding S.A. de C.V. and Banco Santander Mexico, S.A., Institucion de Banca Multiple, Grupo Financero Santander Mexico dated August 14, 2024 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.11	Share Purchase Agreement between AngloGold South America Limited, Cascar Do Brasil Mineracao Ltda and Aura Minerals Inc. dated June 2, 2025 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

8.1**	List of subsidiaries.

11.1**	Code of Conduct.

11.2**	Insider Trading Policy.

12.1**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1**	Consent of KPMG Auditores Independentes, Independent Registered Public Accounting Firm.

15.2**	Consent of Grant Thornton Auditores Independentes Ltda, Independent Registered Public Accounting Firm.

15.3**	Consent of SLR Consulting (Canada) Ltd

15.4**	Consents of Farshid Ghazanfari

15.5**	Consents of Luiz Eduardo Campos Pignatari

15.6**	Consents of Homero Delboni Jr

15.7**	Consent of Branca Horta de Almeida Abrantes

15.8**	Consent of Bruno Yoshida Tomaselli

15.9**	Consent of SRK Consulting (U.S.), Inc.

15.10**	Consents of Porfirio Cabaleiro Rodriguez

2

Exhibit Number	Description
15.11**	Consent of Ausenco do Brasil Engenharia Ltda.

15.12**	Consent of GE21 Consultoria Mineral

15.13**	Consent of Snowden Optiro

15.14**	Consent of Kirkham Geosystems Ltd.

96.1	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, Aranzazu Mine, Zacatecas, Mexico (incorporated herein by reference to Exhibit 96.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

96.2**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil.

96.3	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K1300 Technical Report Summary Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve, Mato Grosso, Brazil (incorporated herein by reference to Exhibit 96.3 to the Amendment No. 2 of the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 9, 2025)).

96.4**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Summary, Almas Project, Tocantins State, Brazil.

96.5	Technical Report Summary on the Feasibility Study for the Matupá Gold Project and Initial Assessment for Serrinhas and Pé Quente Targets, Matupá Municipality, Mato Grosso, Brazil.

96.6	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, San Andrés Mine, Department of Copán, Honduras (incorporated herein by reference to Exhibit 96.6 to the Amendment No. 1 of the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 9, 2025)).

96.7	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Era Dorada Gold Project, Jutiapa, Guatemala (incorporated herein by reference to Exhibit 96.1 the Company’s Current Report on Form 6-K (File No. 001-42744 filed with the SEC on January 5, 2026)).

96.8*	S-K 1300 Technical Report Summary – Mineral Resource and Mineral Reserve on Mineração Serra Grande Project – Goiás, Brazil.

97.1**	Clawback policy.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

3

Exhibit Number	Description
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	To be filed by amendment.
**	Previously filed

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURA MINERALS INC.
By:	/s/ Rodrigo Barbosa
	Name:	Rodrigo Barbosa
	Title:	President and CEO

Date: March 31, 2026