Form 20-F/A
period 2025-12-31
Aura Minerals Inc.
filed 2026-04-29
CIK 1468642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 5)

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

Yes ☐            No ☒

EXPLANATORY NOTE

This Amendment No. 5 to the Annual Report on Form 20-F of Aura Minerals Inc. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “Original 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2026, as amended by the Amendments No 1, 2, 3 and 4, each filed with the SEC on April 1, 2026 (collectively, together with the Original 20-F, “Aura’s 20-F”). The Company is filing this Amendment No. 5 solely to update Item 16J and Item 16K, as well as to furnish Exhibit 101, in each case, in eXtensible Business Reporting Language (XBRL). Except as described above, this Amendment No. 5 does not amend any information set forth in Aura’s 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 1, 2026.

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

Item 18. Financial Statements

Our audited consolidated financial statements are filed as part of this annual report, starting on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Aura Minerals, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)),

2.1**	Description of Securities.

4.1	Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.2#	Trafigura Copper Concentrate Offtake Agreement dated May 21, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.3	English Translation of Indenture dated September 8, 2024 Relating to Second Issuance of Debentures (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.4	English Translation of Amendment No. 1 to Indenture Relating to Second Issuance of Debentures dated September 25 2024 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.5	English Translation of Amendment No. 2 to Indenture Relating to Second Issuance of Debentures dated October 15 2024 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.6	English Translation of Credit Note between Cascar Brasil Mineracao Ltda and Banco Santander (Brasil) S.A., Luxembourg Branch dated September 5, 2023 (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.7	English Translation of Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15 2024 (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.8	Guarantee between Aura Minerals Inc. and Itau Unibanco S.A. dated January 21, 2025 relating to the Swap Agreement between Aura Almas Mineracao S.A. and Itau Unibanco S.A. dated October 15, 2024 (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

Exhibit Number	Description
4.9	Loan Agreement between Mineracao Apoena S.A. and Banco Bradesco S.A., acting through its Grand Cayman Branch dated December 17, 2024 (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.10	English translation of Credit Agreement between Aranzazu Holding S.A. de C.V. and Banco Santander Mexico, S.A., Institucion de Banca Multiple, Grupo Financero Santander Mexico dated August 14, 2024 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

4.11	Share Purchase Agreement between AngloGold South America Limited, Cascar Do Brasil Mineracao Ltda and Aura Minerals Inc. dated June 2, 2025 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

8.1**	List of subsidiaries.

11.1**	Code of Conduct.

11.2**	Insider Trading Policy.

12.1**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2**	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2**	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

15.1**	Consent of KPMG Auditores Independentes, Independent Registered Public Accounting Firm.

15.2**	Consent of Grant Thornton Auditores Independentes Ltda, Independent Registered Public Accounting Firm.

15.3**	Consent of SLR Consulting (Canada) Ltd

15.4**	Consents of Farshid Ghazanfari

15.5**	Consents of Luiz Eduardo Campos Pignatari

15.6**	Consents of Homero Delboni Jr

15.7**	Consent of Branca Horta de Almeida Abrantes

15.8**	Consent of Bruno Yoshida Tomaselli

15.9**	Consent of SRK Consulting (U.S.), Inc.

15.10**	Consents of Porfirio Cabaleiro Rodriguez

Exhibit Number	Description
15.11**	Consent of Ausenco do Brasil Engenharia Ltda.

15.12**	Consent of GE21 Consultoria Mineral

15.13**	Consent of Snowden Optiro

15.14**	Consent of Kirkham Geosystems Ltd.

96.1	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, Aranzazu Mine, Zacatecas, Mexico (incorporated herein by reference to Exhibit 96.1 to the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 6, 2025)).

96.2**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil.

96.3	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K1300 Technical Report Summary Apoena Mine (EPP Complex) Mineral Resource and Mineral Reserve, Mato Grosso, Brazil (incorporated herein by reference to Exhibit 96.3 to the Amendment No. 2 of the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 9, 2025)).

96.4**	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Summary, Almas Project, Tocantins State, Brazil.

96.5**	Technical Report Summary on the Feasibility Study for the Matupá Gold Project and Initial Assessment for Serrinhas and Pé Quente Targets, Matupá Municipality, Mato Grosso, Brazil.

96.6	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled S-K 1300 Technical Report Summary, San Andrés Mine, Department of Copán, Honduras (incorporated herein by reference to Exhibit 96.6 to the Amendment No. 1 of the Company’s Registration Statement on Form F-1 (File No. 333-287864 filed with the SEC on June 9, 2025)).

96.7	S-K 1300 Technical Report Summary and Mineral Resource Estimate entitled Technical Report Summary on the Feasibility Study for the Era Dorada Gold Project, Jutiapa, Guatemala (incorporated herein by reference to Exhibit 96.1 the Company’s Current Report on Form 6-K (File No. 001-42744 filed with the SEC on January 5, 2026)).

96.8**	S-K 1300 Technical Report Summary – Mineral Resource and Mineral Reserve on Mineração Serra Grande Project – Goiás, Brazil.

97.1**	Clawback policy.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

Exhibit Number	Description
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.
**	Previously filed

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

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Mineração Serra Grande as at the date of acquisition were:

Fair value recognized on acquisition
ASSETS
Cash and cash equivalents	20,706
Accounts receivables	13
Value added taxes and other recoverable taxes	14,551
Inventories (a)	23,144
Other receivables and assets	6,795
Property, plant and equipment (b)	142,846
Deferred income tax assets	7,362
Assets	215,417
LIABILITIES
Trade and other payables	67,710
Other liabilities	3,186
Provision for mine closure and restoration	10,035
Other provisions	38,002
Liabilities	118,933
Total identifiable net assets at fair value	96,484

Purchase consideration transferred	96,484

(a)	The fair value of inventories acquired amounted to $23,144 at the acquisition date, based on management’s assessment of the nature and condition of the inventories, including finished goods and work in process, estimated costs to complete, and current market conditions.
(b)	The fair value of Property, plant and equipment acquired amounted to $142,846 at the acquisition date, based on management’s assessment of the physical condition of the assets, their remaining useful lives, and current market condition.

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

The future flows of loans and debentures payments are as follows:

Amount
2027	81,842
2028	50,396
2029	59,794
2030	59,794
2031 onwards	59,794
Total	311,620

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

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

Classification of financial instruments

		December 31, 2025						December 31, 2024
	Note	Measured at amortized cost		Fair value through profit & loss		Fair value through OCI		Measured at amortized cost		Fair value through profit & loss		Fair value through OCI
Assets
Current
Cash and cash equivalents	6		286,056		-		-		270,189		-		-
Accounts receivable	7		17,478		2,321		-		2,354		13,480		-
Derivative Financial Instrument	27		-		-		4,418		-		-		-
Non-current									-		-		-
Other receivables and assets	10		-		-		9,691		-		-		3,454
Assets			303,534		2,321		14,109		272,543		13,480		3,454

Liabilities
Current
Trade and other payables	12		189,614		-		-		98,067		-		-
Derivative Financial Instrument	26		-		139,354		-		-		19,302		-
Loan and debentures	13		92,497		7,051		-		78,115		3,892		-
Liability measured at fair value	14		-		1,012		-		-		3,362		-
Other liabilities	18		18,933				-		14,190		-		-
Non-current
Derivative Financial Instrument	25		-		265,343		-		-		105,024		15,164
Loan and debentures	13		132,238		179,382		-		202,474		158,623		-
Liability measured at fair value	14		-		25,822		-		-		14,387		-
Deferred consideration (NSR)	5(b)		-		23,643		-		-				-
Other provisions (CVR)	17		-		11,982		-		-				-
Other liabilities	18		6,473		-		-		11,032		-		-
		439,755		653,589		-		403,878		304,590		15,164

i)	Swap agreements:

As of December 31, 2025 and 2024, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	December 31, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank) (a)	CDI	Current	4,418	(15,164)
Swap - Apoena Mines (ABC Bank)	CDI	Current	(2,753)	(3,872)
Total			1,665	(19,036)

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

Aura Minerals Inc.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in thousands of United States dollars, except where otherwise noted.

2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	189,614	-	-	-	189,614
Loans and debentures	99,548	227,787	128,074	28,160	483,569
Provision for mine closure and restoration	5,661	4,190	3,491	85,286	98,628
Lease liabilities	17,647	12,488	154	46	30,335
Liability measured at fair value	5,976	5,868	8,274	24,705	44,823
short-term	318,446	250,333	139,993	138,197	846,969

2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	98,232	-	-	-	98,232
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	-	-	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
short-term	208,644	221,056	159,990	104,049	693,739

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

